As filed with the Securities and Exchange Commission on September 21, 2018

Securities Act File No. 333-203683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 6 to
FORM N-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CĪON Investment Corporation

(Exact name of registrant as specified in charter)

3 Park Avenue, 36th Floor
New York, NY 10016
(212) 418-4700

(Address and telephone number,
including area code, of principal executive offices)

Eric Pinero
Senior Director & Counsel
3 Park Avenue, 36th Floor
New York, NY 10016

(Name and address of agent for service)

COPIES TO:

Richard Horowitz, Esq. Matthew Kerfoot, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Tel. No. (212) 698-3500 Fax No. (212) 698-3599	Deborah Schwager Froling, Esq. Kutak Rock LLP 1625 Eye Street, NW Suite 800 Washington, DC 20006 Tel. No. (202) 828-2400 Fax No. (202) 828-2488

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c).

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2018

Preliminary Prospectus

Maximum Offering of 100,000,000 Shares of Common Stock

CĪON INVESTMENT CORPORATION,

a CION Investments company

Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for our investors. We intend to meet our investment objective by investing primarily in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly traded U.S. middle-market companies.

We are managed by CION Investment Management, LLC, or CIM, a registered investment adviser and affiliate of ours. CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. CIM is a joint venture between CION Investment Group, LLC (formerly, ICON Investment Group, LLC), or CIG, and Apollo Investment Management, L.P., or AIM, a subsidiary of Apollo Global Management, LLC, or, together with its subsidiaries, Apollo, which we believe is a leading global alternative investment manager. We have also entered into an administration agreement with CIM. We have elected to be treated for U.S. federal income tax purposes as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code.

Through our affiliated broker-dealer, CION Securities, LLC (formerly known as ICON Securities, LLC), or CION Securities or the dealer manager, we are offering up to 100,000,000 shares of common stock in this offering at an offering price of $9.70 per share. The dealer manager is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock.

We will sell our shares on a continuous basis at a price of $9.70 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We intend to continue this offering until no later than January 25, 2019.

•	We do not intend to list our shares on any securities exchange for the foreseeable future, and we do not expect a secondary market in our shares to develop. As a result, you should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price.
•	We have implemented a share repurchase program, but we limit the number of shares that are eligible for repurchase by us in any calendar year to the lesser of (i) 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter; and (ii) the number of shares we can repurchase with the proceeds we receive from the issuance of shares pursuant to our fifth amended and restated distribution reinvestment plan. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares.
•	Although we may complete a liquidity event within three to five years after we stop offering shares or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, our offering of common stock may continue for an indefinite period.
•	There is no assurance that we will complete a liquidity event at all.
•	An investment in our shares is not suitable if you need access to the money you invest. See “Share Repurchase Program” and “Liquidity Strategy.”
•	Because you may be unable to sell your shares, you may be unable to reduce your exposure in any market downturn.
•	The amount of distributions that we may pay, if any, is uncertain.
•	We may fund our distributions from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIM. On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM, each of which is subject to repayment by us. For the six months ended

June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM. You should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or CIM continues to provide such expense support. You should also understand that our future repayments of expense support will reduce the distributions that you would otherwise receive.

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the high degree of illiquidity and other substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.” Because we intend to continuously issue shares in this offering, you may experience dilution in the net asset and fair value of your shares. See “Risk Factors — Risks Relating to an Investment in our Common Stock — A shareholder’s interest in us will be diluted if we issue additional shares of common stock, which could reduce the overall value of an investment in us” for more information.

This prospectus concisely sets forth important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or SEC. The SEC also maintains a website at www.sec.gov that contains such information. This information is also available free of charge by contacting us at 3 Park Avenue, 36th Floor, New York, New York 10016 or by telephone toll free at 1-877-822-4276, or collect at (212) 418-4700 or our website at www.cioninvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Investing in our common stock is considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 37 to read about the risks you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved the investment merit of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence that may flow from an investment in our common stock is not permitted.

	Per Share	Maximum Offer Amount(1)(2)
Price to public (offering price)	$9.70	$970,000,000
Sales load(3)	$0.49	$48,500,000
Net proceeds to us (before expenses)(4)	$9.22	$921,500,000

(1)	Assumes all shares are sold at the current offering price of $9.70 per share, which is subject to adjustment based upon changes in our net asset value per share.
(2)	Your initial subscription amount must be at least $5,000.
(3)	The sales load includes up to 3% of sales commissions and up to 2% for dealer manager fees. In addition to sales commissions and dealer manager fees, CIM pays certain selling dealers a fee equal to no more than 1% of the average net asset value per share per year. The additional selling dealers’ fees paid by CIM are not paid by our shareholders. See “Plan of Distribution.”
(4)	In addition to the sales load, we estimate that we may incur in connection with this offering approximately $14.6 million of offering costs (approximately 1.5% of the actual gross proceeds raised) if the maximum number of shares of common stock is sold at $9.70 per share.

Because you will pay a sales load of up to 5% and offering costs of up to 1.5% of the actual gross proceeds raised, if you invest $100 in our common stock and pay the full sales load and offering costs, only $93.50 of your investment will actually be used by us for investments. As a result, you would have to experience a total return on your net investment of approximately 7% to recover these expenses. If you are eligible to purchase shares without a sales commission, then $96.50 of your investment will be used by us for investments. See “Estimated Use of Proceeds.”

The date of this prospectus is [•], 2018

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share declines more than 10% from the net asset value per share as of the effective date of this registration statement. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such amendment.

You should rely only on the information contained in this prospectus. Neither we nor our dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”

For information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

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SUITABILITY STANDARDS

The following are our suitability standards for investors that are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of shares of our common stock under the registration statement of which this prospectus is a part.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Prior to the completion of a liquidity event, there will be no public market for the shares, which means that it may be difficult for shareholders to sell shares. As a result, we have established suitability standards that require investors to have either (i) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structure; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation, including the risk that the potential investor may lose such investor’s entire investment; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the lack of liquidity of the shares, (c) the restrictions on transferability of the shares, (d) the background and qualifications of CIM and Apollo and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability requirements, investors must have a liquid net worth of at least 10 times their investment in us and our affiliates.

California — In addition to the suitability standards noted above, an investor in the State of California must limit his or her investment in us to 10% of his or her net worth (excluding home, home furnishings and automobiles).

Idaho — Investors who reside in the State of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Iowa — In addition to the suitability standards noted above, an investor in the State of Iowa must have either (i) a net worth of $100,000 and annual gross income of $100,000, or (ii) a net worth of $350,000. Additionally, an investor in the State of Iowa must limit his or her investment in us to 10% of his or her liquid net worth.

Kansas — It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. “Liquid net worth” is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the State of Kentucky must have either (i) a minimum annual gross income of $70,000 and a minimum net worth of at least $70,000 or (ii) a minimum net worth of at least $250,000. In addition, no Kentucky investor shall invest, in aggregate, more than 10% of his or her liquid net worth in us or our affiliates’ non-publicly traded business development companies. “Liquid net worth” shall be defined as that portion of a person’s net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Maine — The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — The Massachusetts Securities Division requires that Massachusetts investors not invest, in the aggregate, more than 10% of their net worth in this program and in other illiquid business development companies or direct participation programs.

Nebraska —  Nebraska investors must have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-publicly traded business development companies (BDCs) to 10% of such investor’s net worth. (Net worth in each case should be determined exclusive of home, home furnishings and automobiles). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

New Jersey — Investors who reside in the State of New Jersey must have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — In addition to the suitability standards noted above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates, and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents, and readily marketable securities.

North Dakota — Our shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established net income/net worth or net worth suitability standards.

Ohio — It shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, affiliates of the issuer, and in other non-traded business development companies to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — Oklahoma investors must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobiles. In addition, an Oklahoma investor’s total investment in us may not exceed 10% of his or her liquid net worth (exclusive of home, home furnishings and automobiles).

Oregon — In addition to the suitability standards noted above, an investor in the State of Oregon must limit his or her investment in us to 10% of his or her liquid net worth.

Tennessee — In addition to the suitability standards noted above, an investor in the State of Tennessee must have a minimum annual gross income of $85,000 and a minimum net worth of $85,000; or a minimum net worth of $350,000 exclusive of home, home furnishings and automobiles. In addition, a Tennessee investor must limit his or her investment in us to 10% of his or her liquid net worth.

Texas — Investors who reside in the state of Texas must have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000; or (ii) a liquid net worth of $250,000 irrespective of gross annual income. Additionally, a Texas investor’s total investment in us shall not exceed 10% of his or her liquid net worth. For this purpose, liquid net worth is determined exclusive of home, home furnishings and automobiles.

Vermont — Accredited investors in Vermont, as defined in Rule 501 of Regulation D of the Securities Act, may invest freely in this offering. In addition to the general suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. “Liquid net worth” is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Our sponsor, those selling shares on our behalf and selected broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, your selected broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;
•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;
•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and
•	have an apparent understanding of or are familiar with, as applicable, the following:
❑	the fundamental risks of your investment;
❑	the lack of liquidity of your shares;
❑	the restrictions on transferability of your shares;
❑	the background and qualification of CIM and Apollo; and
❑	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” and “Company” refer to CĪON Investment Corporation. In addition, the terms “Adviser” and “CIM” refer to CION Investment Management, LLC, which serves as our investment adviser and administrator; “ICON Capital” refers to ICON Capital, LLC, our affiliate; “CION Securities” and “dealer manager” refer to CION Securities, LLC (formerly known as ICON Securities, LLC), our affiliate that serves as our dealer manager; “Apollo” refers to Apollo Global Management, LLC (NYSE: APO) and its subsidiaries; “AIM” refers to Apollo Investment Management, L.P., a subsidiary of Apollo; “CIG” refers to CION Investment Group, LLC (formerly, ICON Investment Group, LLC), of which CIM is a subsidiary; and “CION Investments” refers to ICON Capital together with CIG.

CĪON Investment Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements.

We are managed by CIM, a registered investment adviser and affiliate of ours. Pursuant to an investment advisory agreement with us, CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. CIM is a joint venture between CIG and AIM, a subsidiary of Apollo and a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act. Pursuant to the joint venture between CIG and AIM, CIG’s investment professionals provide investment advisory services, including advice, evaluation and recommendations with respect to our investments, and AIM’s investment professionals perform sourcing services for CIM, which include, among other services, (i) assistance with identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support; (b) portfolio and cash reconciliation; (c) market pipeline information regarding syndicated deals, in each case, as reasonably requested by CIM; and (d) monthly valuation reports and support for all broker-quoted investments. All of our investment decisions are the sole responsibility of, and are made at the sole discretion of CIM’s investment committee, which consists entirely of CIG senior personnel. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. We seek to meet our investment objective by utilizing the experienced management team of CIM, which includes its access to the relationships and human capital of its affiliates in sourcing, evaluating and structuring transactions. We anticipate that our portfolio will be comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, of private and thinly-traded U.S. middle-market companies. These products and securities may include collateralized debt obligations, or CDOs, collateralized bond obligations, or CBOs, collateralized loan obligations, or CLOs, structured notes and credit-linked notes. CDOs, CBOs and CLOs are types of asset-backed securities issued by special purpose vehicles created to reapportion the risk and return characteristics of a pool of assets. Multiple tranches of securities are generally issued and categorized as senior, mezzanine and equity. We may invest in any of these tranches, including the equity tranches. We use the term “structured products” generally to refer to an instrument or security having a return linked to underlying securities or other assets. Structured products are typically designed to create a rate of return, risk or other investment characteristics of the underlying securities or other assets. We may also invest in unsecured debt, including corporate bonds and mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. We use the term “mezzanine” to refer to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We define middle-market companies as companies that generally possess annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of $50 million or less, with experienced management teams, significant free cash flow, strong competitive positions and potential for growth.

In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including collateralized securities, structured products and other similar securities and the securities of larger public companies and foreign securities, which may be deemed “non-qualifying assets” for the purpose of complying with investment restrictions under the 1940 Act. See “Regulation — Qualifying Assets.”

In connection with our debt investments, we may receive equity interests such as warrants or options as additional consideration. We may also purchase equity interests in the form of common or preferred stock in our target companies, typically in conjunction with one of our debt investments or through a co-investment with a financial sponsor. We expect that our investments will generally range between $5 million and $50 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of CIM subject to oversight by our board of directors. We have made and intend to make smaller investments in syndicated loan opportunities, which typically include investments in companies with annual EBITDA of greater than $50 million, subject to liquidity and diversification constraints.

To enhance our opportunity for gain, we employ leverage as market conditions permit and at the discretion of CIM, but in no event can leverage employed exceed 50% of the value of our total assets as required by the 1940 Act. See “Risk Factors — Risks Related to our Investments” for a discussion of the risks inherent in our target portfolio company investments.

We do not currently intend to list our securities on an exchange and do not expect a public market to develop for them in the foreseeable future. We believe that an unlisted structure is appropriate for the long-term nature of the assets in which we invest. In addition, because our common stock will not be listed on a national securities exchange, we will be able to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets. To provide our shareholders with limited liquidity, we conduct quarterly tender offers pursuant to our share repurchase program. In connection with that program, we intend, but are not required, to continue conducting quarterly repurchase offers. This is the only method of liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.” We limit the number of shares of common stock to be repurchased in any calendar year to the lesser of (i) 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter; and (ii) the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of common stock pursuant to our fifth amended and restated distribution reinvestment plan. Accordingly, it is unlikely that shareholders will be able to sell their common stock when desired or at a desired price. Shareholders who are able to sell their common stock may sell such common stock at a price below their initial purchase price and/or our current net asset value per share as a result of fluctuation in our net asset value per share.

Although we do not currently intend to list our common stock on an exchange and do not expect a public market to develop for it in the foreseeable future, we intend to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. However, there can be no assurance that we will be able to complete a liquidity event.

As a BDC, we are subject to certain regulatory restrictions in negotiating or investing in certain investments with entities with which we may be prohibited from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf. We are limited in our ability to engage in co-investment transactions with AIM and its affiliates and CIM and its affiliates without exemptive relief from the SEC. Even if we receive exemptive relief, CIM’s investment committee may determine that we should not participate in a co-investment transaction.

About CIM

CIM is a registered investment adviser. CIM is a joint venture between CIG and AIM and part of the CION Investments group of companies. We believe that CION Investments is a leading asset manager that provides innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts. CION Investments is headquartered in New York, with an office in Boston.

Mark Gatto and Michael A. Reisner, together with Keith S. Franz, Gregg A. Bresner and Stephen Roman, form the senior management team of CIM. Both Messrs. Gatto and Reisner have significant managerial and investing experience and serve as our co-chairmen and co-chief executive officers. See “Management” for biographical information regarding Messrs. Gatto, Reisner, Franz, Bresner and Roman.

CIM’s senior management team has extensive experience in lending to private U.S. middle-market companies and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, focusing on risk management and delivering risk-adjusted returns that typically are collateralized by a company’s business-essential equipment or corporate infrastructure.

Pursuant to an administration agreement, CIM furnishes us with office facilities and equipment, and clerical, bookkeeping and record keeping services. CIM also oversees our financial records and prepares our reports to shareholders and reports filed with the SEC. CIM also performs the calculation and publication of our net asset value, and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third party service providers. Furthermore, CIM will provide on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

About CION Investments

With more than 30 years of experience in the alternative asset management industry, CION Investments has managed investments for more than 82,000 investors and made approximately $5.5 billion in total investments. CION Investments, through its managed funds, provides direct secured financing to private and public companies worldwide primarily in industries such as marine, manufacturing, transportation, automotive, energy and power, telecommunications, industrial and mining. CION Investments provides distribution services as well through CION Securities.

About AIM

We believe that AIM possesses skills that will aid us in achieving our investment objective.

AIM is a subsidiary of Apollo (NYSE: APO) and is the investment adviser to Apollo Investment Corporation (NASDAQ: AINV), or AINV. AINV is a publicly traded BDC that invests primarily in various forms of debt investments, including secured and unsecured loan investments and/or equity in private U.S. middle-market companies.

Pursuant to the joint venture between CIG and AIM, AIM’s investment professionals perform sourcing services for CIM, which include, among other services, (i) assistance with identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support; (b) portfolio and cash reconciliation; (c) market pipeline information regarding syndicated deals, in each case, as reasonably requested by CIM; and (d) monthly valuation reports and support for all broker-quoted investments.

Market Opportunity

We believe that the market for lending to private U.S. middle-market companies presents a compelling investment opportunity. CIM’s management team has witnessed significant demand for debt capital among middle-market companies that have the characteristics we target. We believe that this demand, coupled with the fragmented availability of funding within our target market, will enable us to achieve favorable transaction pricing. We are continuing to raise funds in an attempt to capitalize on what we believe is a favorable environment. We believe that the following characteristics and market trends support our belief:

•	The middle-market is a large addressable market. According to GE Capital’s National Center for the Middle Market 4th Quarter 2017 Middle Market Indicator, there are approximately 200,000 U.S. middle-market companies employing approximately 47.9 million people, which generate an aggregate of $5.9 trillion in annual revenue. The U.S. middle-market accounts for approximately one-third of private sector gross domestic product, or GDP, which, measured on a global scale, would be the third largest global economy. GE defines middle-market companies as those with $10 million to $1 billion in annual revenue, which we believe has significant overlap with our definition of middle-market companies that generally possess EBITDA of $50 million or less.
•	Greater demand for non-traditional sources of debt financing. We believe that commercial banks in the U.S., which have traditionally been the primary source of capital to middle-market companies, have experienced consolidation, capital impairments and stricter regulatory scrutiny. Consequently, we believe there is an increasing trend for middle-market companies to seek financing from other sources, such as us.
•	Disruptions within the credit markets have reduced middle-market companies’ access to the capital markets for senior debt. While many middle-market companies were previously able to raise senior debt financing through traditional large financial institutions, we believe this approach to financing will become more difficult as implementation of U.S. and international financial reforms, such as Basel 3, are expected to limit the capacity of large financial institutions to hold loans of middle-market companies on their balance sheets.
•	There is a large pool of uninvested private equity capital likely to seek additional senior debt capital to finance strategic transactions. We expect that middle-market private equity firms will continue to invest the approximately $748 billion raised since 2010 in middle-market companies, as reported in Pitchbook’s 3Q 2017 U.S. PE Middle Market Report, and that these private equity firms will seek to support their investments with senior loans from other sources, such as us.
•	Specialized lending and unfunded private equity commitments drive demand for debt capital. Lending to small- and middle-market companies requires in-depth diligence, credit expertise, structuring experience and active portfolio management. In addition, middle-market companies may require more active monitoring and participation on the lender’s part. As such, we believe that, of the U.S. financial institutions that are not liquidity constrained, few are capable of pursuing a sustained lending strategy successfully. We believe this creates a significant supply/demand imbalance for small and middle-market credit. We also expect that private equity firms will continue to pursue acquisitions and will seek to leverage their equity investments with debt financing, including senior debt, unitranche debt, and mezzanine loans provided by companies such as ours. Historically, according to the S&P LCD Leveraged Lending Review, such leverage has represented approximately 62% of a private equity acquisition. Therefore, adding to the imbalance in the availability of credit is the significant amount of unallocated private equity capital raised since 2010 described above, much of which will require debt financing in the coming years. As depicted in the chart on page 125 of this prospectus, almost $739 billion of unfunded private equity commitments were outstanding through the end of 2017.
•	Active private equity focus on small- and middle-market firms. Private equity firms have continued their active roles investing in small- and middle-market companies, and CIM expects this trend to continue. Private equity funds often seek to leverage their investments by combining equity capital with senior secured and mezzanine loans from other sources. Thus, we believe that significant private equity investment in middle-market firms will create substantial investment opportunities for us to fill the role of leverage provider. We believe that the network of relationships between CIM’s senior management team, Apollo’s management team and the private equity community will be a key channel through which we will seek to access significant investment opportunities.
•	Middle-market companies compared to larger companies. We believe that middle-market companies compare favorably to larger companies with respect to our investment objective and strategy. According to the GE Capital 2012 National Middle Market Summit Report, almost 70% of middle-market companies have been in business for more than 20 years and are, on average, less financially leveraged than large companies. During the economic downturn from 2007 to 2010, surviving middle-market companies created more than two million jobs, as compared to nearly four million jobs eliminated by larger companies.
•	Attractive market segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In particular, we believe that middle-market companies are more likely to offer attractive economics in terms of transaction pricing (including higher debt yields), upfront and ongoing fees, prepayment penalties and more attractive security features in the form of stricter covenants and quality collateral. In addition, as compared to larger companies, middle-market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

We believe that these factors will result in advantageous conditions in which to pursue our investment objective of generating current income and, to a lesser extent, capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We have invested and continue to invest primarily in the debt of privately held companies. Investments in private companies pose significantly greater risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves are often illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, little public information generally exists about private companies. Finally, these companies often do not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of CIM to obtain adequate information through its due diligence efforts to evaluate the creditworthiness of, and risks involved with, investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

When evaluating an investment, we use the resources of CIM to develop an investment thesis and a proprietary view of a potential company’s value. When identifying prospective portfolio companies, we focus primarily on the following attributes, which we believe will help us generate higher total returns with an acceptable level of risk. These attributes are:

•	Leading, defensible market positions that present attractive growth opportunities. We seek to invest in companies that we believe possess advantages in scale, scope, customer loyalty, product pricing or product quality versus their competitors, minimizing sales risk and protecting profitability.
•	Companies with leading market positions and strong free cash flows. We seek to invest in the debt of companies that have a leading market position or other significant competitive advantages and significant free cash flow. We believe that such companies are able to maintain consistent cash flow to service and repay our loans and maintain growth or market share.
•	Investing in middle-market, private companies. We seek to invest in middle-market, private companies that generally possess annual EBITDA of $50 million or less at the time of investment. We do not intend to invest in start-up companies, turnaround situations or companies with speculative business plans.
•	Proven management teams with meaningful equity ownership. We focus on investments in which the target company has an experienced management team with an established track record of success. We typically require the portfolio companies to have in place proper incentives to align management’s goals with ours. Generally, we focus on companies in which the management teams have significant equity interests.

•	Private equity sponsorship. Often we seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. CIM’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company provides an additional level of due diligence investigation and is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms that commit significant sums of equity capital with junior priority to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise.
•	Broad portfolio. We seek to create a portfolio of companies engaged in a variety of industries and located in a variety of geographic locations, thereby potentially reducing the risk of a downturn in any one industry or geographic location having a disproportionate impact on the value of our portfolio. We are not a “diversified company” as such term is defined under the 1940 Act. Because we are a BDC, we focus on and invest at least 70% of our total assets in U.S. companies, but seek to maintain investments across the various geographic regions of the U.S. To the extent that we invest in foreign companies, we intend to do so in accordance with the limitations under the 1940 Act and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan. We cannot assure you that we will be successful in our efforts to maintain a broad portfolio of investments.
•	Viable exit strategy. We focus our investment activity primarily in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interest we hold through an initial public offering of common stock, a merger, a sale or other recapitalization.

Moreover, we may acquire investments in the secondary loan market, and, in analyzing such investments, we will employ the same analytical process that we use for our primary investments.

Potential Competitive Advantages

We believe that we offer to our investors the following potential competitive advantages over other capital providers to private U.S. middle-market companies:

•	Proven ability to invest in middle-market companies. We believe that CIM has proven its ability to source, structure and manage private investments for us. In addition to its ability to call on its resources, CIM is able to draw upon Apollo’s team of 384 investment professionals that have approximately $270 billion of total assets under management as of June 30, 2018. Apollo has developed an expertise in sourcing and investing in debt issued by middle-market companies. We leverage this expertise, which we believe enables us to make investments that offer the most favorable risk/reward characteristics.
•	Global platform with seasoned investment professionals. CIM’s senior management team believes that the breadth and depth of its experience, together with the wider resources of the Apollo investment team, who source, structure, execute, monitor and realize upon a broad range of private investments on behalf of Apollo, as well as the specific expertise of Apollo in the BDC arena, provides us with a significant competitive advantage in sourcing attractive investment opportunities worldwide.
•	Long-term investment horizon. We believe that our flexibility to make investments with a long-term view provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital structure helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.
•	Transaction sourcing capability. CIM seeks to identify attractive investment opportunities both through active origination channels and through its long-term relationships with Apollo, numerous corporate and fund management teams, members of the financial community and potential corporate partners. We also have access to the experience of CIM’s officers in sourcing middle-market transactions through such persons’ network of originators and underwriters. In addition, CIM seeks to leverage Apollo’s significant access to transaction flow. We believe that the broad networks of CIM and its affiliates will produce a significant amount of investment opportunities for us.
•	Disciplined, income-oriented investment philosophy. CIM employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring by CIM of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
•	Ability to utilize a wide range of transaction structures. We believe that each of CIM’s and Apollo’s broad expertise and experience in transaction structuring at all levels of a company’s capital structure affords us numerous tools to manage risk while preserving the opportunity for returns on investments. We attempt to capitalize on this expertise in an effort to produce an investment portfolio that will perform in a broad range of economic conditions. In addition, we believe that the ability to offer several forms of financing makes us an attractive provider of capital to prospective portfolio companies. Such flexible transaction structuring allows a prospective portfolio company to forgo the substantial cost of conducting multiple negotiations and undergoing multiple due diligence processes to secure the different types of capital it requires.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks an investment in us involves:

•	Our investments in prospective portfolio companies are risky, and we could lose all or part of our investment.
•	We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.
•	As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.
•	Unless we experience substantial net capital appreciation and realized gains, the purchase price in our periodic repurchase offers will be at a price lower than the price paid for your shares.
•	The amount of distributions that we pay is uncertain. We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established any limit on the amount of funds we may use from net offering proceeds or borrowings to make distributions. Our distributions may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you that will lower your tax basis in your common stock and reduce the amount of funds we have for investments in targeted assets. In addition, through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM, each of which is subject to repayment by us. For the six months ended June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM.
•	Before managing us, CIM had not managed a BDC or a RIC. Therefore, CIM may not be able to successfully operate our business or achieve our investment objective.
•	CIM and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates that could result in actions that are not in your best interests.

•	We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
•	There may be conflicts of interest related to obligations that CIM’s and Apollo’s respective senior management and investment teams have to other clients.
•	Our base management and incentive fees may induce CIM to make and identify speculative investments or incur leverage.
•	The compensation we pay to CIM was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.
•	This is a “best efforts” offering and, if we are unable to continue to raise substantial funds, then we will be more limited in the number and type of investments we may make and the value of your investment in us may be reduced in the event our assets underperform.
•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your shares.
•	Beginning in the first quarter of 2014, we began offering to repurchase your shares of our common stock on a quarterly basis. As a result, you will have limited opportunities to sell your shares of our common stock and, to the extent you are able to sell your shares of our common stock under the program, you may not be able to recover the amount of your investment in our common stock.
•	We will be exposed to risks associated with changes in interest rates. In addition, changes in interest rates may affect our cost of capital and net investment income.
•	We have borrowed money to make investments. As a result, the potential for loss on amounts invested in us is magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.
•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
•	We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
•	The net asset value of our common stock may fluctuate significantly.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Plan of Distribution

This is a continuous offering of our common stock as permitted by the federal securities laws. We intend to continue this offering until no later than January 25, 2019. This offering must be registered in every state in which we offer or sell common stock. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common stock in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common stock, but intends to use its best efforts to sell the common stock offered. The minimum permitted purchase is $5,000.

We will sell our shares on a continuous basis at a price of $9.70 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We will post the updated information on our website at www.cioninvestments.com.

CION Securities acts as the dealer manager in connection with the sale of common stock registered in this offering. The dealer manager was formed in 1984 and is an affiliate of CIM.

To purchase common stock in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to “CĪON Investment Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part, for any or no reason. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. See “— How to Subscribe” below.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Prior to completion of a liquidity event, there will be no public market for the shares, which means that it may be difficult for shareholders to sell shares. As a result, we have established suitability standards that require investors to have either (i) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. Some states have different suitability standards. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objective and portfolio structure; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation, including the risk that the potential investor may lose such investor’s entire investment; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the lack of liquidity of the shares, (c) the restrictions on transferability of the shares, (d) the background and qualifications of CIM and Apollo, and (e) the tax consequences of the investment. For additional information, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described herein may purchase our common stock. Investors seeking to purchase our common stock should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.
•	Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.
•	Deliver a check for the full purchase price of the common stock being subscribed for, along with the completed subscription agreement, to the selected broker-dealer. You should make your check payable to “CĪON Investment Corporation.” After you have satisfied the applicable minimum purchase requirement of $5,000, additional purchases must be in increments of $500, except for shares acquired pursuant to our fifth amended and restated distribution reinvestment plan.
•	By executing the subscription agreement and paying the total purchase price for the common stock subscribed for, each investor attests that he meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part, for any or no reason. Subscriptions will be accepted or rejected within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for common stock until at least five business days after the date you receive a final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. middle-market companies in accordance with our investment objective and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including potential payments or distributions to shareholders. However, we have not established limits on the use of proceeds from this offering. We intend to seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. There can be no assurance we will be able to sell all the shares of common stock we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or invest in a variety of portfolio companies.

Pending such use, we intend to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC. We may employ a portion of the net proceeds to pay operating expenses, distributions to shareholders, and for general corporate purposes. See “Estimated Use of Proceeds.”

Distributions

In January 2013, we began authorizing monthly distributions to our shareholders. Through July 17, 2017, our board of directors authorized and declared on a monthly basis a weekly distribution amount per share of our common stock. On July 18, 2017, our board of directors authorized and declared on a quarterly basis a weekly distribution amount per share of our common stock. Effective September 28, 2017, our board of directors delegated to our executive officers the authority to determine the amount, record dates, payment dates and other terms of distributions to our shareholders, which will be ratified by our board of directors, each on a quarterly basis. Subject to our board of directors’ discretion and applicable legal restrictions, our executive officers intend to continue to authorize and declare, and our board of directors intends to continue to ratify, each on a quarterly basis, a weekly distribution amount per share of our common stock. Declared distributions are paid monthly.

Our board of directors declared or ratified distributions for 26, 52, 52, 52, 49 and 24 record dates during the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. The following table presents cash distributions per share that were declared during the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013 (in thousands, except per share amounts):

	Distributions
Three Months Ended	Per Share	Amount
2013
March 31, 2013 (six record dates)	$0.1769	$209
June 30, 2013 (six record dates)	0.1788	518
September 30, 2013 (six record dates)	0.1799	1,090
December 31, 2013 (six record dates)	0.1806	2,157
Total distributions for the year ended December 31, 2013	$0.7162	$3,974
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459
2017
March 31, 2017 (thirteen record dates)	$0.1829	$20,123
June 30, 2017 (thirteen record dates)	0.1829	20,371
September 30, 2017 (thirteen record dates)	0.1829	20,644
December 31, 2017 (thirteen record dates)	0.1829	20,923
Total distributions for the year ended December 31, 2017	$0.7316	$82,061
2018
March 31, 2018 (thirteen record dates)	$0.1829	$21,002
June 30, 2018 (thirteen record dates)	0.1829	21,004
Total distributions for the six months ended June 30, 2018	$0.3658	$42,006

On June 26, 2018, our co-chief executive officers declared regular weekly cash distributions of $0.014067 per share for July 2018 through September 2018. Each distribution was or will be paid monthly to shareholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount Per Share
July 3, 2018	August 1, 2018	$0.014067
July 10, 2018	August 1, 2018	$0.014067
July 17, 2018	August 1, 2018	$0.014067
July 24, 2018	August 1, 2018	$0.014067
July 31, 2018	August 1, 2018	$0.014067
August 7, 2018	August 29, 2018	$0.014067
August 14, 2018	August 29, 2018	$0.014067
August 21, 2018	August 29, 2018	$0.014067
August 28, 2018	August 29, 2018	$0.014067
September 4, 2018	September 26, 2018	$0.014067
September 11, 2018	September 26, 2018	$0.014067
September 18, 2018	September 26, 2018	$0.014067
September 25, 2018	September 26, 2018	$0.014067

The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates and distributions will begin to accrue on the date we accept each shareholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in cash or in shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce our NAV per share if necessary to ensure that we do not sell shares at a price below NAV per share. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities, and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to CIM. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. A shareholder may recognize a gain from the sale of his/her shares even if the shareholder sells the shares for less than the original purchase price. Each distribution estimated by us to contain any element of capital gain or return of capital will be accompanied by an estimate of the sources of such distribution. In addition, each year, a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our shareholders. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See “Material U.S. Federal Income Tax Considerations.”

We have made and intend to make our distributions in the form of cash, out of assets legally available for such purpose, unless shareholders elect to receive their distributions in the form of additional shares of common stock pursuant to our fifth amended and restated distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. shareholders. We may fund our cash distributions to shareholders in the future from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIM. On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM, each of which is subject to repayment by us. For the six months ended June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM. We have not established limits on the amount of funds we may use from available sources to make distributions.

The following tables reflect the sources of cash distributions on a GAAP basis that we have declared on our common stock during the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017, 2016 and 2015 (in thousands, except per share amounts):

	Six Months Ended June 30,
	2018			2017
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income	$0.3658	$42,006	100.0%	$0.2812	$31,128	76.9%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	—	—	—	0.0324	3,594	8.9%
Net gain on TRS loan sales(1)	—	—	—	0.0320	3,539	8.7%
Net realized gain on investments and foreign currency(1)	—	—	—	0.0202	2,233	5.5%
Total distributions	$0.3658	$42,006	100.0%	$0.3658	$40,494	100.0%

(1)	During the six months ended June 30, 2017, we realized losses of $25,417 primarily due to the purchase of loans by Flatiron Funding II, LLC that were previously held in the TRS and were not deductible on a tax-basis during the period. See Note 8 to our consolidated financial statements for an additional discussion regarding this purchase.

	Years Ended December 31,
	2017			2016			2015
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income	$0.6833	$76,683	93.4%	$0.4302	$45,549	58.8%	$0.3164	$24,762	43.2%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	0.0315	3,494	4.3%	0.2480	26,273	33.9%	0.3868	30,281	52.9%
Net gain on TRS loan sales(1)	0.0168	1,884	2.3%	0.0277	2,916	3.8%	0.0060	472	0.8%
Net realized gain on investments and foreign currency	—	—	—	0.0257	2,721	3.5%	0.0143	1,121	2.0%
Distributions in excess of net investment income(2)	—	—	—	—	—	—	0.0081	632	1.1%
Total distributions	$0.7316	$82,061	100.0%	$0.7316	$77,459	100.0%	$0.7316	$57,268	100.0%

(1)	During the year ended December 31, 2017, we realized losses that are not currently deductible on a tax-basis of $19,334 primarily due to the purchase of loans by Flatiron Funding II that were previously held in the TRS in connection with the TRS refinancing. See Note 8 to our consolidated financial statements for an additional discussion regarding this purchase. During the year ended December 31, 2016, we realized losses on TRS loans of $1,030, which were not deductible on a tax-basis until 2017.
(2)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 to our consolidated financial statements for the sources of our cash distributions on a tax basis.

The amount of the distribution for shareholders receiving our common stock will be equal to the fair market value of the stock received. If shareholders hold common stock in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in the form of additional common stock.

Fifth Amended and Restated Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common stock. Participants in our fifth amended and restated distribution reinvestment plan are free to participate in or terminate participation in the fifth amended and restated distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our executive officers authorize, and we declare, a cash distribution, then if you have “opted in” to our fifth amended and restated distribution reinvestment plan, you will have your cash distributions reinvested in additional common stock rather than receiving the cash distributions. Your reinvested distributions will purchase common stock at a price equal to the estimated net asset value per share of our common stock on the date of purchase. For example, if the estimated net asset value per share is $9.10, then the price is $9.10 per share with proceeds of $9.10 to us. See “Fifth Amended and Restated Distribution Reinvestment Plan.” No commissions or fees will be assessed on purchases pursuant to our fifth amended and restated distribution reinvestment plan.

Taxation

We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To qualify for and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Share Repurchase Program

We do not currently intend to list our common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. It is unlikely that shareholders will be able to sell their common stock when desired or at a desired price. See “Share Repurchase Program.”

Beginning in the first quarter of 2014, we began offering, and on a quarterly basis thereafter we intend to continue offering, to repurchase common stock on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. When we repurchase common stock, we generally conduct repurchases on the same date that we hold the last weekly closing in a calendar month for the sale of common stock in this offering. The offer to repurchase common stock is conducted solely through tender offer materials and is not being made through this prospectus.

We currently limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock pursuant to our fifth amended and restated distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase common stock. In addition, we limit the number of shares of common stock to be repurchased in any calendar year to 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares of common stock that we offer to repurchase may be less in light of the limitations noted above. We offer to repurchase such shares of common stock at a price equal to the estimated net asset value per share on each date of repurchase.

The following table reflects certain information regarding the tender offers that we have conducted to date (in thousands, except share and per share amounts):

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
March 31, 2014	April 2, 2014	4,881	100%	$9.41	$46
June 30, 2014	July 2, 2014	15,611	100%	9.41	147
September 30, 2014	October 1, 2014	31,048	100%	9.41	292
December 31, 2014	January 7, 2015	48,947	100%	9.41	460
March 31, 2015	April 1, 2015	42,289	100%	9.41	398
June 30, 2015	July 1, 2015	449,537	100%	9.41	4,228
September 30, 2015	October 7, 2015	219,147	100%	9.18	2,012
December 31, 2015	January 4, 2016	272,148	100%	8.96	2,437
March 31, 2016	April 6, 2016	674,429	100%	8.64	5,827
June 30, 2016	July 6, 2016	449,816	100%	8.82	3,967
September 30, 2016	October 5, 2016	619,240	100%	9.05	5,601
December 31, 2016	January 4, 2017	814,223	100%	9.05	7,369
March 31, 2017	April 5, 2017	1,137,234	100%	9.12	10,373
June 30, 2017	July 5, 2017	1,365,167	100%	9.10	12,424
September 30, 2017	October 4, 2017	1,118,130	100%	9.16	10,240
December 31, 2017	January 3, 2018	2,014,536	100%	9.12	18,379
March 31, 2018	April 4, 2018	2,352,581	100%	9.15	21,526
June 30, 2018	July 5, 2018	2,507,596	100%	9.06	22,724
Total		14,136,560			$128,450

In connection with its consideration of whether to continue conducting such repurchase offers, our board of directors will consider any requests it has received from shareholders. If you wish to tender your common stock to be repurchased, you must tender at least 25% of the common stock you purchased in the offering. If you choose to tender only a portion of your common stock, you must maintain a minimum balance of $5,000 worth of common stock following a tender of common stock for repurchase. If the amount of repurchase requests exceeds the number of shares of common stock we seek to repurchase, we will repurchase common stock on a pro-rata basis. As a result, we may repurchase less than the full amount of common stock that you request to have repurchased. To the extent you seek to tender all of the shares you own and we repurchase less than the full amount of shares you request to have repurchased, you may maintain a balance of shares of less than $5,000 following such repurchase. If we do not repurchase the full amount of your common stock that you have requested to be repurchased, or we determine not to make repurchases of our common stock, you may not be able to dispose of your common stock, even if we underperform. Any periodic repurchase offers are subject in part to our available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

While we have conducted, and intend to continue conducting, quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice. We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our share repurchase program to permit us to repurchase shares at a price other than net asset value. See “Share Repurchase Program.”

Liquidity Strategy

We intend to seek to complete a liquidity event for our shareholders within approximately three to five years following the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future.

A liquidity event could include (1) a listing of our common stock on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or securities of a publicly-traded company. We refer to the aforementioned scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, maintaining a broad portfolio of investments, portfolio performance, our financial condition, potential access to capital as a listed company, the investment advisory experience of CIM and market conditions for the sale of our assets or listing of our common stock and the potential for shareholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common stock repurchased, subject to certain restrictions and limitations, at a price equal to the estimated net asset value per share on each date of repurchase. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

CIM is compensated for its services. Under the investment advisory agreement, CIM is entitled to a fee consisting of two components — a base management fee and an incentive fee. The base management fee is payable quarterly in arrears, and is calculated at an annual rate of 2% of the average value of our gross assets, excluding cash and cash equivalents.

The incentive fee consists of two parts.

•	The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital equal to 1.875% per quarter, or an annualized rate of 7.5%, or the hurdle rate. This fee equals (x) 100.0% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate, but is less than or equal to 2.34375% in any calendar quarter (9.375% annualized) and (y) 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.34375% in any calendar quarter (9.375% annualized).
•	The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains.

See “Investment Advisory Agreement — Overview of CIM — Advisory Fees.” For a discussion of the risks related to CIM and its affiliates and AIM and its affiliates, see “Risk Factors — Risks Related to CIM and its Affiliates; Risks Related to AIM and its Affiliates.”

Administration

CIM is reimbursed for administrative expenses it incurs on our behalf. See “Administration Agreement.”

Conflicts of Interest

CIM, AIM and certain of their affiliates experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	The directors, officers and other personnel of CIM allocate their time between advising us and managing other investment activities and business activities in which they may be involved;
•	The compensation payable by us to CIM and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and under the 1940 Act standard applicable to investment advisory agreement decisions. Such compensation is payable, in most cases, whether or not our shareholders receive distributions;
•	We compete with certain affiliates for investments, subjecting CIM and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;
•	We compete with certain of Apollo’s affiliates and Apollo-managed funds for investments, subjecting Apollo and its affiliates and Apollo-managed funds to certain conflicts of interest in identifying investment opportunities on our behalf;
•	Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our shareholders, CIM will receive certain fees in connection with the management and sale of our portfolio investments;
•	Because the dealer manager, CION Securities, is an affiliate of CIM, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;
•	The personnel of Apollo allocate their time between assisting CIM in connection with identifying investment opportunities and performing similar and other functions for other business activities in which they may be involved;
•	We compete for investment opportunities with other funds managed by affiliates of Apollo, such as AINV, subjecting AIM and its affiliates to certain conflicts of interest in identifying investment opportunities to CIM; AIM’s investment professionals may not be able to assist with identifying investments to CIM that may be suitable for AINV as such activity may present certain conflicts of interest;
•	CIM and its affiliates may give advice and recommend securities to other clients that may differ from advice given to, or securities recommended or bought for, us, and AIM’s investment professionals and their affiliates may identify investment opportunities to other clients that may differ from investment opportunities identified to us, even though their investment objective may be similar to ours since, among other things, our tax positions may differ, amounts available for investment may differ and we may have different investment concentration criteria;
•	CIM, Apollo and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships, or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of CIM and AIM. Apollo and certain of its affiliates, whose primary business includes the origination of investments, engage in investment advisory business for accounts that compete with us. Apollo and its affiliates have no obligation to make any particular originated investment opportunities available to us and may be precluded from doing so by regulatory limitations under the 1940 Act;
•	Our senior management, members of CIM’s investment committee and other investment professionals from CIM may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law;

•	Apollo’s senior management, members of its various investment committees and other investment professionals from Apollo may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law;
•	We are limited in our ability to engage in co-investment opportunities with AIM and its affiliates and CIM and its affiliates without exemptive relief from the SEC. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts; and
•	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which CIM or Apollo provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients.

Recent Developments

Status of Our Continuous Public Offerings

On December 17, 2012, we announced that we met our minimum offering requirement of $2.5 million in capital raised, admitted our initial public investors as shareholders and officially commenced operations. Our initial continuous public offering ended on December 31, 2015 and this offering commenced on January 25, 2016. As of September 18, 2018, we received and accepted subscriptions in our offerings for 97,286,795 shares of our common stock at an average price per share of $10.35, for corresponding gross proceeds of $1,007,260,564, including shares purchased by our affiliates and shares repurchased pursuant to our share repurchase program but excluding shares issued pursuant to and proceeds from our distribution reinvestment plan, as amended and restated.

Portfolio Update

As of September 13, 2018, our investment portfolio, excluding our short term investments, consisted of interests in 156 portfolio companies (76% in senior secured first lien debt, 20% in senior secured second lien debt, 2% in collateralized securities and structured products (comprised of 1% invested in non-rated debt and 1% invested in non-rated equity of such securities and products), and 2% in equity) with a total estimated value of $1,810,718,756 with an average and median portfolio company annual EBITDA of $70.35 million and $54.70 million, respectively, at initial investment.1 As of September 13, 2018, investments in our portfolio, excluding our short term investments, were purchased at a weighted average price of 97.97% of par value. Our estimated gross annual portfolio yield was 9.49% based upon the purchase price of such investments.2 The estimated gross portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees. For the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016, our total investment return-net asset value was 3.67%, 8.76% and 13.51%, respectively. Total investment return-net asset value does not represent and may be higher than an actual investment return to shareholders because it excludes all sales commissions and dealer manager fees. Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period. See “Notes to Consolidated Financial

[1]	Some investments may be subject to settlement.
[2]	The estimated gross portfolio yield was calculated by taking the weighted average, by cost, of each investment’s “yield on cost.” The yield on cost calculation method assumes each investment is purchased on its trade date at its purchase price, that interest (LIBOR floor plus margin) is paid in accordance with the terms of such investment, and that the investment is repaid at par on its stated maturity date.

Statements — Note 13. Financial Highlights” for the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016 for a further description and calculation of our total investment return-net asset value as of each period.

As of September 13, 2018, our only short term investment was an investment in a U.S. Treasury Obligations Fund of $121,165,338.

Total Return Swap

On December 17, 2012, Flatiron Funding, LLC, or Flatiron, our wholly-owned, special purpose financing subsidiary, entered into a TRS with Citibank, N.A., or Citibank. Flatiron and Citibank amended the TRS on several occasions, most recently on February 18, 2017, to extend the termination or call date from February 18, 2017 to April 18, 2017. Prior to the call date, the maximum aggregate market value of the portfolio of loans subject to the TRS (determined at the time each such loan became subject to the TRS) was $800 million and the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS was a spread of 1.40% per year over the floating rate index specified for each such loan, which would not be less than zero. The agreements between Flatiron and Citibank, which collectively established the TRS, are referred to herein as the TRS Agreement.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of and interest payments from the assets underlying the TRS in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS typically offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enabled us, through our ownership of Flatiron, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS was analogous to Flatiron borrowing funds to acquire loans and incurring interest expense to a lender. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Total Return Swap” for a more detailed description of the TRS.

On April 18, 2017, the TRS expired in accordance with its terms subsequent to the consummation of the Citibank Credit Facility (as defined and described below).

East West Bank Credit Facility

On April 30, 2015, we entered into a revolving credit facility, or the EWB Credit Facility, with East West Bank, or EWB. The EWB Credit Facility provided for borrowings in an aggregate principal amount of up to $40,000,000, subject to compliance with a borrowing base. On April 27, 2017, the EWB Credit Facility expired in accordance with its terms. There were no outstanding borrowings and we were in compliance with all covenants and reporting requirements under the EWB Credit Facility as of April 27, 2017.

JPMorgan Credit Facility

On August 26, 2016, 34th Street Funding, LLC, our wholly-owned, special purpose financing subsidiary, or 34th Street, entered into a senior secured credit facility, or the JPM Credit Facility, with JPMorgan Chase Bank, National Association, or JPM, as lender and administrative agent, U.S. Bank National Association, as collateral agent, collateral administrator and securities intermediary, and CIM, as portfolio manager. The JPM Credit Facility provided for borrowings in an aggregate principal amount of $150,000,000, of which $25,000,000 may be funded as a revolving credit facility, subject to compliance with a borrowing base. On August 26, 2016, 34th Street drew down $57,000,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, July 11, 2017, November 28, 2017 and May 23, 2018, 34th Street amended and restated the JPM Credit Facility, or the Amended JPM Credit Facility, with JPM. Under the Amended JPM Credit Facility entered into on September 30, 2016, the aggregate principal amount available for borrowings was increased from $150,000,000 to $225,000,000, of which $25,000,000 may be funded as a revolving credit facility, subject to compliance with a borrowing base. On September 30, 2016, 34th Street drew down

$167,423,393 of additional borrowings under the Amended JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from CS Park View (as defined and described below). Under the Amended JPM Credit Facility entered into on July 11, 2017 and November 28, 2017, certain immaterial administrative amendments were made as a result of the termination of AIM as our investment sub-adviser as discussed herein. Under the Amended JPM Credit Facility entered into on May 23, 2018, (i) the aggregate principal amount available for borrowings was increased from $225,000,000 to $275,000,000, of which $25,000,000 may be funded as a revolving credit facility, each subject to compliance with a borrowing base; (ii) advances will bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.0% per year, which spread was reduced from 3.5% per year; and (iii) the reinvestment period was extended for one year with a new scheduled maturity date of August 24, 2021. On August 21, 2018, 34th Street drew down $25,576,607 of additional borrowings under the Amended JPM Credit Facility.

Advances under the Amended JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.0% per year. Interest is payable quarterly in arrears. All advances under the Amended JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than August 24, 2021. 34th Street may prepay advances pursuant to the terms and conditions of the Amended JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.50% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the Amended JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, August 23, 2018, or the Ramp-Up Period, and from the termination of the Ramp-Up Period and ending on, but excluding, August 24, 2020, respectively. The non-usage fees, if any, are payable quarterly in arrears.

We contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the Amended JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the Amended JPM Credit Facility are non-recourse to us, and our exposure under the Amended JPM Credit Facility is limited to the value of our investment in 34th Street.

34th Street has appointed CIM to manage its portfolio of loans and other corporate debt securities pursuant to the terms of a portfolio management agreement. We agreed to guarantee to 34th Street and JPM the performance obligations of CIM under the portfolio management agreement. On September 30, 2016, we terminated the guarantee by entering into a release and termination agreement with 34th Street and JPM.

In connection with the Amended JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the six months ended June 30, 2018, 34th Street was in compliance with all covenants and reporting requirements. The Amended JPM Credit Facility contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and thereafter, within one business day following the earlier of (i) 34th Street becoming aware of such failure; or (ii) notice of such default is provided by JPM; (b) the insolvency or bankruptcy of 34th Street, us or CIM; (c) a change of control of 34th Street shall have occurred; (d) CIM resigns or is terminated as portfolio manager under the portfolio management agreement; and (e) the failure to satisfy the minimum net asset value of the loans and other corporate debt securities securing the Amended JPM Credit Facility and such failure is not cured within two business days. Upon the occurrence and during the continuation of an event of default, JPM may declare the outstanding advances and all other obligations under the Amended JPM Credit Facility immediately due and payable.

CS Park View Acquisition

On September 30, 2016, Park South Funding, LLC, our wholly-owned subsidiary, or Park South, and Credit Suisse Alternative Capital, LLC, or CSAC, the sole owner of Credit Suisse Park View BDC, Inc., or CS Park View, entered into a purchase and sale agreement, or the Purchase Agreement, to effect and consummate the acquisition of CS Park View by Park South. Pursuant to the Purchase Agreement, Park South acquired one hundred percent of the issued and outstanding shares of common stock of CS Park View, or the CS Park View Shares, from CSAC for a cash purchase price of $276,852,116. Substantially all of the assets acquired and liabilities assumed were financial assets (interests in senior secured loans and partnership interests of 26 portfolio companies as well as interest receivable and accrued expenses). We funded the cash purchase price partially with cash on hand, and proceeds received from the Amended JPM Credit Facility (as described above).

The Purchase Agreement contains customary representations, warranties and covenants of Park South and CSAC. Pursuant to the Purchase Agreement, CSAC provided an indemnity to Park South and each of its affiliates and their respective officers, directors, members and other specified persons, or the Park South Indemnified Parties, from losses, damages and other similar liabilities incurred by the Park South Indemnified Parties due to the breach of, or inaccuracy in, certain fundamental representations in the Purchase Agreement or relating to the tender offer conducted by CSAC to acquire one hundred percent of the CS Park View Shares prior to entering into the Purchase Agreement.

On September 30, 2016, following the entry into the Purchase Agreement and completion of the CS Park View Share acquisition, Park South effected a name change of CS Park View to Park South, Inc. and also effected a statutory conversion from a Maryland corporation to a Maryland limited liability company to achieve certain CS Park View-level tax benefits and efficiencies.

Reduction of Sales Load

On December 28, 2016, we entered into an amended and restated follow-on dealer manager agreement, or the Amended and Restated Dealer Manager Agreement, with CIM and CION Securities in connection with this offering.

Under the original follow-on dealer manager agreement, dated as of January 25, 2016, the dealer manager received a dealer manager fee of 3% of the gross offering proceeds as compensation for acting as the dealer manager, and selected broker-dealers received selling commissions of up to 7% of the gross proceeds of shares sold by such selected broker-dealers in this offering. In addition, the dealer manager, in its sole discretion, could have re-allowed to any selected broker-dealer up to 1.5% of its dealer manager fee for reimbursement of marketing expenses.

Under the Amended and Restated Dealer Manager Agreement, the (i) dealer manager fee was reduced to up to 2%; (ii) selling commissions were reduced to up to 3%; and (iii) reallowance amount was reduced to up to 1%. These decreases became effective on our January 4, 2017 weekly closing and were first applied to subscriptions received from December 28, 2016 through January 3, 2017.

Citibank Credit Facility

On March 29, 2017, Flatiron Funding II, LLC, our wholly-owned, special purpose financing subsidiary, or Flatiron Funding II, entered into a senior secured credit facility, or the Citibank Credit Facility, with us, CIM, as collateral manager, Citibank, as lender and administrative agent, and U.S. Bank National Association, as custodian, collateral agent and collateral administrator. The Citibank Credit Facility provides for a revolving credit facility in an aggregate principal amount of $325,000,000, subject to compliance with a borrowing base. On March 29, 2017, September 26, 2017 and November 17, 2017, Flatiron Funding II drew down $231,698,109, $50,000,000 and $42,843,442 of borrowings under the Citibank Credit Facility, respectively.

On July 11, 2017, Flatiron Funding II amended the Citibank Credit Facility, or the Amended Citibank Credit Facility, with Citibank to make certain immaterial administrative amendments as a result of the termination of AIM as our investment sub-adviser as discussed below.

Advances under the Amended Citibank Credit Facility bear interest at a floating rate equal to (1) the higher of (a) the Citibank prime rate, (b) the federal funds rate plus 1.5% or (c) the three-month LIBOR plus 1.0%, plus (2) a spread of (a) 2% per year during the period from and including March 29, 2017 and the earlier of March 29, 2019 and the date the Amended Citibank Credit Facility matures, or the Reinvestment Period, or (b) 3% per year during the period from the end of the Reinvestment Period until all obligations under the Amended Citibank Credit Facility have been paid in full. Interest is payable quarterly in arrears. All advances under the Amended Citibank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than March 30, 2020. Flatiron Funding II may prepay advances pursuant to the terms and conditions of the credit and security agreement, subject to a 0.50% premium if the amount of the Amended Citibank Credit Facility is reduced or terminated on or prior to March 29, 2019. In addition, Flatiron Funding II will be subject to a non-usage fee of 0.75% per year (subject to an increase to 2% in certain circumstances) on the amount, if any, of the aggregate principal amount available under the Amended Citibank Credit Facility that has not been borrowed. The non-usage fees, if any, are payable quarterly in arrears. Flatiron Funding II incurred certain customary costs and expenses in connection with obtaining the Citibank Credit Facility.

Flatiron Funding II purchased loans and other corporate debt securities on the closing date pursuant to master participation and assignment agreements between Flatiron Funding II and each of 15th Street Loan Funding LLC, or 15th Street Loan Funding, and 15th Street Loan Funding 2 LLC, or 15th Street Loan Funding 2, each a special purpose subsidiary of Citibank. 15th Street Loan Funding and 15th Street Loan Funding 2 held loans and other corporate debt securities in connection with the TRS Agreement between Citibank and Flatiron. Flatiron Funding II's obligations to Citibank under the Amended Citibank Credit Facility are secured by a first priority security interest in all of the assets of Flatiron Funding II, including its portfolio of loans and other corporate debt securities. The obligations of Flatiron Funding II under the Amended Citibank Credit Facility are non-recourse to us, and our exposure under the Amended Citibank Credit Facility is limited to the value of our investment in Flatiron Funding II. Flatiron Funding II has appointed CIM to manage its portfolio of loans and other corporate debt securities pursuant to the terms of the credit and security agreement.

In connection with the Amended Citibank Credit Facility, Flatiron Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the six months ended June 30, 2018, Flatiron Funding II was in compliance with all covenants and reporting requirements. The credit and security agreement contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and payable and such failure is not cured within two business days; (b) the insolvency or bankruptcy of Flatiron Funding II, us or CIM; (c) a change of control of Flatiron Funding II or CIM; (d) CIM ceasing to be the collateral manager under the credit and security agreement; (e) CIM ceasing to be our investment adviser; (f) the failure of Flatiron Funding II to satisfy a borrowing base test or equity coverage test and such failure is not cured within two business days; and (g) our failure to satisfy an unencumbered liquidity test or maintain a minimum tangible net worth. Upon the occurrence and during the continuation of an event of default, Citibank may declare the outstanding advances and all other obligations under the Amended Citibank Credit Facility immediately due and payable.

UBS Facility

On May 19, 2017, we, through our two wholly-owned, special-purpose financing subsidiaries, entered into a financing arrangement with UBS AG, London Branch, or UBS, pursuant to which up to $125,000,000 was made available to us.

Pursuant to the financing arrangement, assets in our portfolio may be contributed by us from time to time to Murray Hill Funding II, LLC, or Murray Hill Funding II, through Murray Hill Funding, LLC, or Murray Hill Funding, each our wholly-owned, special-purpose financing subsidiary. On May 19, 2017, we contributed assets to Murray Hill Funding II. The assets held by Murray Hill Funding II secure the obligations of Murray Hill Funding II under Class A Notes, or the Notes, issued by Murray Hill Funding II. Pursuant to an Indenture, dated as of May 19, 2017, between Murray Hill Funding II and U.S. Bank National Association, as trustee, or the Indenture, the aggregate principal amount of Notes that may be issued by Murray Hill Funding II from time to time was $192,307,692. Murray Hill Funding purchased the Notes issued by Murray Hill Funding II at a purchase price equal to their par value. Murray Hill Funding makes capital contributions to Murray Hill Funding II to, among other things, maintain the value of the portfolio of assets held by Murray Hill Funding II.

Principal on the Notes will be due and payable on the stated maturity date of May 19, 2027. Pursuant to the Indenture, Murray Hill Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The Indenture contains events of default customary for similar transactions, including, without limitation: (a) the failure to make principal payments on the Notes at their stated maturity or any earlier redemption date or to make interest payments on the Notes and such failure is not cured within three business days; (b) the failure to disburse amounts in accordance with the priority of payments and such failure is not cured within three business days; and (c) the occurrence of certain bankruptcy and insolvency events with respect to Murray Hill Funding II or Murray Hill Funding.

Murray Hill Funding, in turn, entered into a repurchase transaction with UBS, pursuant to the terms of a Global Master Repurchase Agreement and the related Annex and Master Confirmation thereto, each dated as of May 19, 2017, or collectively, the UBS Facility. Pursuant to the UBS Facility, on May 19, 2017 and June 19, 2017, UBS purchased Notes held by Murray Hill Funding for an aggregate purchase price equal to 65% of the principal amount of Notes purchased. Subject to certain conditions, the maximum principal amount of Notes that may be purchased under the UBS Facility was $192,307,692. Accordingly, the aggregate maximum amount payable to Murray Hill Funding under the UBS Facility would not exceed $125,000,000. Murray Hill Funding will repurchase the Notes sold to UBS under the UBS Facility by no later than May 19, 2020. The repurchase price paid by Murray Hill Funding to UBS will be equal to the purchase price paid by UBS for the repurchased Notes (giving effect to any reductions resulting from voluntary partial prepayment(s)). If the UBS Facility is accelerated prior to May 19, 2020 due to an event of default or a mandatory or voluntary full payment by Murray Hill Funding, then Murray Hill Funding must pay to UBS a fee equal to the present value of the spread portion of the financing fees that would have been payable to UBS from the date of acceleration through May 19, 2020 had the acceleration not occurred. The financing fee under the UBS Facility is equal to the three-month LIBOR plus a spread of up to 3.50% per year for the relevant period.

UBS may require Murray Hill Funding to post cash collateral if, without limitation, the sum of the market value of the portfolio of assets and the cash and eligible investments held by Murray Hill Funding II, together with any posted cash collateral, is less than the required margin amount under the UBS Facility; provided, however, that Murray Hill Funding will not be required to post cash collateral with UBS until such market value has declined at least 10% from the initial market value of the portfolio assets.

We have no contractual obligation to post any such cash collateral or to make any payments to UBS on behalf of Murray Hill Funding. We may, but are not obligated to, increase our investment in Murray Hill Funding for the purpose of funding any cash collateral or payment obligations for which Murray Hill Funding becomes obligated in connection with the UBS Facility. Our exposure under the UBS Facility is limited to the value of our investment in Murray Hill Funding.

Pursuant to the UBS Facility, Murray Hill Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The UBS Facility contains events of default customary for similar financing transactions, including, without limitation: (a) failure to transfer the Notes to UBS on the applicable purchase date or repurchase the Notes from UBS on the applicable repurchase date; (b) failure to pay certain fees and make-whole amounts when due; (c) failure to post cash collateral as required; (d) the occurrence of insolvency events with respect to Murray Hill Funding; and (e) the admission by Murray Hill Funding of its inability to, or its intention not to, perform any of its obligations under the UBS Facility.

Murray Hill Funding paid an upfront fee and incurred certain other customary costs and expenses in connection with obtaining the UBS Facility. CIM will manage the assets of Murray Hill Funding II.

On December 1, 2017, Murray Hill Funding II amended and restated the Indenture, or the Amended Indenture, pursuant to which the aggregate principal amount of Notes that may be issued by Murray Hill Funding II was increased from $192,307,692 to $266,666,668. Murray Hill Funding will purchase the Notes to be issued by Murray Hill Funding II from time to time.

On December 1, 2017, Murray Hill Funding entered into a First Amended and Restated Master Confirmation to the Global Master Repurchase Agreement, or the Amended Master Confirmation, which sets forth the terms of the repurchase transaction between Murray Hill Funding and UBS under the UBS Facility. As part of the Amended Master Confirmation, on December 15, 2017 and April 2, 2018, UBS purchased the increased aggregate principal amount of Notes held by Murray Hill Funding for an aggregate purchase price equal to 75% of the principal amount of Notes issued. As a result of the Amended Master Confirmation, the aggregate maximum amount payable to Murray Hill Funding and made available to us under the UBS Facility was increased from $125,000,000 to $200,000,000. Murray Hill Funding paid an upfront fee and incurred certain other customary costs and expenses in connection with amending the UBS Facility.

MS Credit Facility

On December 19, 2017, 33rd Street Funding, LLC, or 33rd Street Funding, our wholly-owned, special-purpose financing subsidiary, entered into a senior secured credit facility, or the MS Credit Facility, with Morgan Stanley Bank, N.A., or MS, as lender, Morgan Stanley Asset Funding Inc., as administrative agent, CIM, as portfolio manager, and U.S. Bank National Association, as collateral agent, account bank and collateral custodian. The MS Credit Facility provides for a revolving credit facility in an aggregate principal amount of up to $200,000,000, subject to compliance with a borrowing base. On June 5, 2018, June 12, 2018 and June 28, 2018, 33rd Street Funding drew down $25,000,000, $75,000,000 and $50,000,000 of borrowings under the MS Credit Facility, respectively. On July 9, 2018, 33rd Street Funding amended and restated the MS Credit Facility to make certain immaterial administrative amendments.

Advances under the MS Credit Facility will be available through December 19, 2020 and will bear interest at a floating rate equal to the three-month LIBOR, plus a spread of (i) 3.0% per year through December 19, 2020 and (i) 3.5% per year thereafter through December 19, 2022. Interest is payable quarterly in arrears. All advances under the MS Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than December 19, 2022. 33rd Street Funding may prepay advances pursuant to the terms and conditions of the loan and servicing agreement, subject to a 3% premium if the amount of the MS Credit Facility is reduced below $100,000,000 or terminated on or prior to December 19, 2018, and subject to a 2% or 1% premium if the amount of the MS Credit Facility is reduced or terminated on or prior to December 19, 2019 or December 19, 2020, respectively. In addition, 33rd Street Funding will be subject to a non-usage fee of 0.75% per year that accrues for each day of an accrual period on the amount by which $200,000,000 exceeds the greater of (x) the aggregate principal amount, if any, of the advances outstanding on such day and (y) prior to June 20, 2018, zero, and during the period from June 20, 2018 through December 19, 2020, 75% of $200,000,000 (or such smaller amount if the committed facility amount is reduced pursuant to the terms and conditions of the loan and servicing agreement). The non-usage fees, if any, are payable quarterly in arrears. 33rd Street Funding incurred certain customary costs and expenses in connection with obtaining the MS Credit Facility.

We contributed loans and other corporate debt securities to 33rd Street Funding in exchange for 100% of the membership interests of 33rd Street Funding, and may contribute additional loans and other corporate debt securities to 33rd Street Funding in the future.

33rd Street Funding’s obligations to MS under the MS Credit Facility are secured by a first priority security interest in all of the assets of 33rd Street Funding, including its portfolio of loans and other corporate debt securities. The obligations of 33rd Street Funding under the MS Credit Facility are non-recourse to us, and our exposure under the MS Credit Facility is limited to the value of our investment in 33rd Street Funding. 33rd Street Funding has appointed CIM to manage its portfolio.

In connection with the MS Credit Facility, 33rd Street Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The MS Credit Facility contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and thereafter (other than with respect to payments of principal and interest), within one business day following the earlier of (i) 33rd Street Funding becoming aware of such failure; or (ii) notice of such default is provided by MS; (b) the insolvency or bankruptcy of 33rd Street Funding, us or CIM; (c) a change of control of 33rd Street Funding shall have occurred or CIM ceases to be our investment advisor; (d) the failure by 33rd Street Funding to make any payment when due in connection with any of its other indebtedness having an aggregate value of at least $500,000, or any other default by 33rd Street Funding of any agreement related to such indebtedness; (e) any representation, warranty, condition or agreement of 33rd Street Funding, us or CIM under the loan and servicing agreement is incorrect or not performed, which if capable of being cured, is not cured within 30 days; and (f) the failure to satisfy certain financial covenants, which if capable of being cured, is not cured within the time period specified in the loan and servicing agreement. Upon the occurrence and during the continuation of an event of default, MS may declare the outstanding advances and all other obligations under the MS Credit Facility immediately due and payable.

CIM Joint Venture and Termination of Investment Sub-Advisory Agreement

On July 11, 2017, the members of CIM entered into the third amended and restated limited liability company agreement of CIM, or the Third CIM LLC Agreement, for the purpose of creating a joint venture between AIM and CIG. Under the Third CIM LLC Agreement, AIM became a member of CIM and was issued a newly-created class of membership interests in CIM pursuant to which AIM (i) shares in the profits, losses, distributions and expenses of CIM with the other members in accordance with the terms of the Third CIM LLC Agreement, which ultimately results in CIG and AIM each owning a 50% economic interest in CIM; (ii) has limited voting rights with respect to certain material corporate transactions of CIM enumerated in the Third CIM LLC Agreement; (iii) has the right to appoint an individual to serve as a member of the board of directors of CIM, and our board of directors; and (iv) had the right to appoint an individual to serve as a member of the investment committee of CIM. Howard Widra serves as AIM’s appointee to the board of directors of CIM and Richard Kilcoyne served as AIM’s appointee to the investment committee of CIM. In addition, effective July 11, 2017, our board of directors approved an increase in the size of our board from six to seven directors, and thereafter appointed Joseph Glatt as an interested director. Mr. Glatt was AIM's appointee to our board of directors pursuant to the Third CIM LLC Agreement. Mr. Glatt was not appointed to serve as a member of our audit committee or nominating and corporate governance committee. As a result of the appointment of Mr. Glatt, our board of directors consisted of three interested directors and four independent directors.

At a special meeting of our board of directors held on July 10, 2017, our independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective as of July 11, 2017. Although the investment sub-advisory agreement and AIM's engagement as our investment sub-adviser was terminated, AIM’s investment professionals continue to perform certain services for CIM and our company, including, without limitation, identifying investment opportunities for approval by CIM’s investment committee. AIM is not paid a separate fee in exchange for such services, but is entitled to receive distributions as a member of CIM as described above.

On December 4, 2017, the members of CIM entered into the fourth amended and restated limited liability company agreement of CIM, or the Fourth CIM LLC Agreement. Under the Fourth CIM LLC Agreement, (i) AIM’s class of membership interests in CIM has the right to appoint an individual to serve as a representative to attend all meetings of our board of directors and each committee of our board of directors in a non-voting, observer capacity; (ii) AIM’s responsibilities include, among other things, identifying and providing information about potential investment opportunities for approval by CIM’s investment committee and providing reasonable expertise and knowledge with respect to CIM-sourced transactions; and (iii) CIG’s class of membership interests in CIM has the right to appoint an additional member to the investment committee of CIM. No other material terms of the Third CIM LLC Agreement were amended in connection with the Fourth CIM LLC Agreement.

As a result of the Fourth CIM LLC Agreement, Joseph Glatt resigned as our director, effective as of December 4, 2017. Mr. Glatt’s decision to resign was not the result of a disagreement with us on any matter relating to our operations, policies or practices. Effective as of December 4, 2017, our board of directors accepted Mr. Glatt’s resignation and approved a decrease in the size of our board from seven to six directors. As a result of the resignation of Mr. Glatt, our board of directors consists of two interested directors and four independent directors. Although Mr. Glatt resigned from our board of directors, AIM has the right to appoint an individual to serve as an observer to our board of directors as described above. In addition, Richard Kilcoyne resigned as AIM's appointee to the investment committee of CIM, effective as of December 4, 2017. As a result, CIM’s investment committee currently consists of three members selected by CIG, Michael A. Reisner, Mark Gatto and Gregg A. Bresner. The resignations of Mr. Glatt and Mr. Kilcoyne occurred in connection with the new and ongoing relationship among us, CIM and AIM.

Expense Support Agreement with CIM

On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. The expense support and conditional reimbursement agreement was entered into with CIM as part of the new and ongoing relationship among us, CIM and AIM. No other material terms of the third amended and restated expense support and conditional reimbursement agreement, dated as of December 14, 2016, were amended in connection with the expense support and conditional reimbursement agreement with CIM.

Administration Agreement with CIM

On April 1, 2018, we entered into an administration agreement with CIM for the purpose of replacing ICON Capital with CIM as our administrator pursuant to the terms of the administration agreement. The administration agreement was entered into with CIM as part of the new and ongoing relationship among us, CIM and AIM. No other material terms of the administration agreement with ICON Capital were amended in connection with the administration agreement with CIM.

Offering Costs

Under the terms of the investment advisory agreement between us and CIM, CIM and certain of its affiliates (including CIG) are entitled to receive reimbursement of offering and organizational costs of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed, which could be as late as January 25, 2019. Previously, we interpreted “raised” to mean all gross proceeds that we expected to raise through the completion of the offering of our shares, rather than actual gross proceeds raised through the date of the reimbursement. Consistent with such application and since we believed we would raise at least $100 million through the completion of the offering of our shares, upon commencement of operations on December 17, 2012, we issued 111,111 shares of our common stock at $9.00 per share to CIG in lieu of payment of $1,000,000 for offering and organizational costs submitted for reimbursement. The transaction satisfied an independent obligation of CIG to invest $1,000,000 in our shares. Through that date, we had raised gross proceeds from unaffiliated outside investors of $2,639,439 and from affiliated investors of $2,000,000, which, applying 1.5% of actual proceeds raised through the date of reimbursement, would have resulted in CIG being entitled to $69,592.

With respect to the payment of offering and organizational costs, we will continue to interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, we will not issue any of our shares or other securities for services or for property other than cash or securities except as a dividend or distribution to our security holders or in connection with a reorganization. Consistent with this interpretation, on May 30, 2013, CIG paid us $1,000,000, plus interest accrued at a rate of 7% per year.

Reports to Shareholders

Within 60 days after the end of each fiscal quarter, we distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports are available on our website at www.cioninvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

On a quarterly basis, we send information to all shareholders of record regarding the estimated source of distributions paid to our shareholders in such quarter.

Corporate Information

Our principal executive offices are located at 3 Park Avenue, 36th Floor, New York, New York 10016. We maintain a website at www.cioninvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “CĪON Investment Corporation,” or that “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load(2)	5.00%
Offering costs(3)	1.50%
Fifth amended and restated distribution reinvestment plan fees	None
Total shareholder transaction expenses (as a percentage of offering price)	6.50%
Annual expenses (as a percentage of average net assets attributable to common stock)(1)
Base management fee(4)	3.25%
Accrued incentive fees pursuant to our investment advisory agreement (20% of investment income, subject to a hurdle rate, and capital gains fee)(5)	0.32%
Interest payments on borrowed funds(6)	4.10%
Other expenses(7)	0.72%
Total annual expenses (estimated)	8.39%

Example

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that shareholders would pay a sales load of 5% and we would incur offering costs of 1.5% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income:(1)	$147	$303	$447	$761

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, and considering our performance will vary, the incentive fees under the investment advisory agreement may not be earned or payable and are not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses would be higher.

Assuming, however, that the incentive fee on capital gains under the investment advisory agreement is earned and payable and the subordinated incentive fee on income is not earned and payable (see Note 5 below) the following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income solely from realized capital gains	$157	$327	$482	$807

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. In addition, the examples do not include reinvestment of distributions pursuant to our fifth amended and restated distribution reinvestment plan. See “Fifth Amended and Restated Distribution Reinvestment Plan” for additional information. See “Plan of Distribution” for additional information regarding shareholder transaction expenses.

(1)	Assumes that we sell approximately $100 million of our common stock during 2018, and that our net offering proceeds from such sales equal $93.5 million, resulting in estimated net assets of approximately $1.15 billion as of December 31, 2018 and average net assets of approximately $1.11 billion at December 31, 2018. The amount also assumes that we borrow funds equal to 82.5% of our average net assets during such period, or $950 million. Actual expenses will depend on the number of shares of common stock we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount during 2018, our expenses as a percentage of our average net assets would be significantly higher. Our assumption that we will sell approximately $100 million of our common stock during 2018 is our estimate based upon our belief that proceeds raised will increase as a result of (i) an expected increase in the size of our network of selected broker-dealers and registered investment advisors who sell shares on our behalf; (ii) the decrease in our sales load, effective on our January 4, 2017 weekly closing, from up to 10% to up to 5% of the gross proceeds of shares sold in this offering; and (iii) the fee paid by CIM (and not by our shareholders) to certain selling dealers equal to no more than 1% of the average net asset value per share per year. However, there can be no assurance that we will sell an aggregate of $100 million worth of our common stock during 2018.
(2)	“Sales load” includes selling commissions of up to 3% and dealer manager fees of up to 2%. In addition to selling commissions and dealer manager fees, CIM pays certain selling dealers a fee equal to no more than 1% of the average net asset value per share per year. The additional selling dealers’ fees paid by CIM are not paid by our shareholders. See “Plan of Distribution.”
(3)	Amount reflects estimated offering costs to be paid by us of up to $14.6 million if we raise an aggregate of $970 million in gross proceeds. Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the registration statement of which this prospectus forms a part. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Offering, Organizational and Other Pre-Effective Costs” for more information on offering costs.
Our payment of offering and organizational costs will not exceed 1.5% of our actual gross proceeds raised (without giving effect to any potential expense support from CIM until they are submitted for reimbursement). For example, if we sell the maximum number of shares at $9.70 per share, then we estimate that we may incur up to approximately $14,550,000 of costs. Under the terms of the investment advisory agreement, CIM and certain of our affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed, which could be as late as January 25, 2019. Pursuant to an expense support and conditional reimbursement agreement between us and CIM, CIM has agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions CIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement.”
(4)	Our base management fee under the investment advisory agreement is payable quarterly in arrears, and is calculated at an annual rate of 2.0% of the average value of our gross assets, which includes unrealized capital appreciation on our investment portfolio, less cash and cash equivalents. The figure in the table is calculated on the basis of our average net assets during 2018 and illustrates the effect of leverage. See “Investment Advisory Agreement — Overview of CIM — Advisory Fees.”
(5)	Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to CIM during 2018. However, the incentive fee payable to CIM is based on market conditions and our performance and will not be paid unless we achieve certain performance targets.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. The amount in the table is based on our most recent estimate of financial performance for the year ending December 31, 2018.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of our incentive fee capital gains, which equal our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The amount in the table assumes that the incentive fee on capital gains will be approximately 0.0% of average net assets and is based on actual and projected realized capital gains on our investments through December 31, 2018 and the unrealized appreciation or depreciation of our investments and assumed converted to realized capital gains or losses on such date. Such amounts are expressed as a percentage of the estimated average net assets of approximately $1.11 billion at December 31, 2018. See “Investment Advisory and Administrative Services Agreement — Overview of CIM — Advisory Fees” for a full explanation of how this incentive fee is calculated.

(6)	We have borrowed funds to make investments. The costs associated with such borrowing are indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 82.5% of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 4.76%. At June 30, 2018 and December 31, 2017, 2016, 2015, 2014, 2013 and 2012, our borrowings for the BDC coverage ratio were $898,964,944, $711,464,944, $488,935,623, $491,708,341, $326,703,044, $107,496,160 and $2,226,457, respectively, which included the non-collateralized TRS notional amount, unfunded commitments (solely at December 31, 2014) and the financing arrangement in connection with our directors and officers insurance and resulted in coverage ratios of 217%, 249%, 304%, 284%, 252%, 234% and 302%, respectively.

Our ability to incur leverage during 2018 depends, in large part, on the amount of money we are able to raise through the sale of common stock registered in this offering and capital markets conditions.

(7)	Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer and their respective staff and other administrative personnel and fees payable to our independent directors. The amount presented in the table estimates the amounts that will be paid during 2018. There have been no “acquired fund fees and expenses.”

COMPENSATION OF THE DEALER MANAGER, THE ADVISER AND
CERTAIN NON-AFFILIATES

The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate CIM for the investment and management of our assets and for administrative services. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities, their affiliates and certain non-affiliates are included in the table below. The selling commissions and dealer manager fees may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains are calculated, see “Investment Advisory Agreement — Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering 100,000,000 Shares(1)
Sales Load
	Fees to Unaffiliated Broker-Dealers
Selling commissions(2)	Up to 3% of gross offering proceeds from the offering; all selling commissions are expected to be paid to selected, unaffiliated broker-dealers.	$29,100,000
	Fees to the Dealer Manager
Dealer manager fees(2)	Up to 2% of gross proceeds, a portion of which may be reallowed to selected, unaffiliated broker-dealers.	$19,400,000
	Reimbursement to Our Adviser
Other offering and organizational costs(3)	We reimburse CIM and/or one or more of its affiliates for the offering and organizational costs it has incurred on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fees and the other offering and organizational costs borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases, in accordance with the rules and regulations of the Financial Industry Regulatory Authority, Inc.	$14,550,000
	Advisory Fees
Base management fee	The base management fee is calculated at an annual rate of 2% of our average gross assets, excluding cash and cash equivalents, and payable quarterly in arrears. The base management fee may or may not be taken in whole or in part at the discretion of CIM. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event as CIM will determine.	$35,958,000

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering 100,000,000 Shares(1)
Subordinated incentive fee on income	The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.875% (7.5% annualized), subject to a “catch up” feature.(4)No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the hurdle rate of 1.875% on adjusted capital. For any calendar quarter in which pre-incentive fee net investment income is greater than the quarterly hurdle rate, but less than or equal to 2.34375%, the subordinated incentive fee on income will equal the amount of pre-incentive fee net investment income in excess of the quarterly hurdle rate. This portion of the subordinated incentive fee is referred to as the catch-up(5) and provides an increasing fee, equal to 100.0% of the pre-incentive fee net investment income, between a 1.875% to a 2.34375% quarterly return on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.34375% of adjusted capital, the subordinated incentive fee on income will equal 20% of pre-incentive fee net investment income. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from issuances of our common stock (including our fifth amended and restated distribution reinvestment plan) reduced for distributions to investors that represent a return of capital and amounts paid for share repurchases pursuant to our share repurchase program.	We have estimated the subordinated incentive fee on income to be approximately $3,500,000. Actual amount may be lower or higher.
Incentive fee on capital gains	An incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement) and equals 20% of our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains.	These amounts cannot be estimated since they are based upon the performance of our assets.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering 100,000,000 Shares(1)
Other Expenses
Other operating expenses	We reimburse the expenses incurred by CIM in connection with its provision of administrative services to us, including the compensation payable by CIM to our chief financial officer and chief compliance officer, and their respective staffs, and other administrative personnel of CIM. We do not reimburse for personnel costs in connection with services for which CIM receives a separate fee. In addition, we do not reimburse CIM for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any person with a controlling interest in CIM.	We have estimated these annual expenses to be approximately $8,000,000. Actual amounts may be lower or higher.

(1)	Assumes all shares are sold at $9.70 per share with no reduction in selling commissions or dealer manager fees.
(2)	The selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates and Apollo and its affiliates. No selling commissions or dealer manager fees will be paid in connection with issuances pursuant to our fifth amended and restated distribution reinvestment plan. Includes expenses incurred for marketing and training and educational meetings and generally coordinating the marketing process for the sale of our shares.
(3)	The offering and organizational cost reimbursement consists of costs incurred by CIM and certain of its affiliates, which includes CIG, on our behalf for legal, accounting, printing and other offering costs in registering the shares of our common stock, which include certain marketing costs. Our payment of offering and organizational costs will not exceed 1.5% of our actual gross proceeds raised (without giving effect to any potential expense support from CIM until they are submitted for reimbursement). For example, if we sell the maximum number of shares at $9.70 per share, then we estimate that we may incur up to approximately $14,550,000 of costs. Under the terms of the investment advisory agreement, CIM and certain of our affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed, which could be as late as January 25, 2019. Pursuant to an expense support and conditional reimbursement agreement between us and CIM, CIM has agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions CIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement.”
(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the subordinated incentive fee hurdle rate and may result in an increase in the amount of incentive fees payable to CIM with respect to pre-incentive fee net investment income.
(5)	As the quarterly pre-incentive fee net investment income rises from 1.875% to 2.34375%, the “catch-up” feature allows CIM to recoup the fees foregone as a result of the existence of the quarterly hurdle rate. Certain of the advisory fees payable to CIM are not based on the performance of our investments. See “Investment Advisory Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to CIM, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business, and this offering.

Q:  What is CĪON?

A:  CĪON was formed as an externally managed, non-diversified closed end management investment company that focuses primarily on investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. As such, we refer to CĪON as a middle-market loan fund that is structured as a BDC and has elected to be taxed as a RIC. CĪON’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors.

Q:  What is a “BDC”?

A:  BDCs are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and qualify to elect to be taxed as RICs for federal tax purposes.

Q:  What is a “RIC”?

A:  A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders from its taxable earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to obtain RIC tax treatment, a company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:  Who will choose which investments to make?

A:  All decisions to make new investments will be made by and be the sole responsibility of CIM’s investment committee and will require the approval of a majority of investment committee members, which currently consists of three investment committee members. The current members of CIM’s investment committee are Messrs. Gatto, Reisner and Bresner. Pursuant to the joint venture between CIG and AIM, AIM’s investment professionals perform sourcing services and assist with identifying investment opportunities for our benefit to CIM. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance. Our board of directors will annually review the compensation we pay to CIM to determine that the provisions of the investment advisory agreement are carried out. At such time, our board of directors also will determine whether to renew the agreement with CIM. On July 10, 2017, our independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective as of July 11, 2017, as part of the new and ongoing relationship among us, CIM and AIM. For a further discussion, please see “Prospectus Summary — Recent Developments — CIM Joint Venture and Termination of Investment Sub-Advisory Agreement” in this prospectus. On November 1, 2017, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM for a period of twelve months commencing December 17, 2017.

Q:  How does a “best efforts” offering work?

A:  When shares of common stock are offered to the public on a “best efforts” basis, the selected broker-dealers participating in the offering are only required to use their best efforts to sell the shares of our common stock. Selected broker-dealers do not have a firm commitment or obligation to purchase any shares of common stock.

Q:  How long will this offering last?

A:  This is a continuous offering of our shares as permitted by the federal securities laws. We intend to continue this offering until no later than January 25, 2019. This offering must be registered in every state in which we offer or sell common stock. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common stock in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase shares and submit shares for repurchase is not expected to be affected by the expiration of this offering and the commencement of a new one.

Q:  Will I receive a share certificate?

A:  No. Our board of directors has authorized the issuance of shares of our common stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:  Who can buy shares of common stock in this offering?

A:  In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth (not including home, home furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth (not including home, home furnishings, and personal automobiles) of at least $250,000. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.” Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objective and portfolio structure; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation, including the risk that the potential investor may lose such investor’s entire investment; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the lack of liquidity of the shares, (c) the restrictions on transferability of the shares, (d) the background and qualifications of CIM and Apollo, and (e) the tax consequences of the investment. However, some states may impose suitability standards in addition to those listed above.

Generally, you must purchase at least $5,000 in shares of our common stock. Certain volume discounts may be available for large purchases. See “Plan of Distribution.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500 (excluding acquisitions of shares pursuant to our fifth amended and restated distribution reinvestment plan).

Our affiliates and affiliates of CIM and Apollo may also purchase shares of our common stock. The selling commissions, the dealer manager fees and the offering and organizational cost reimbursements that are payable by other investors in this offering will be reduced or waived for our affiliates.

Q:  How do I subscribe for shares of common stock?

A:  If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part, for any or no reason. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within 10 business days from the date the subscription is rejected.

Q:  Is there any minimum initial investment required?

A:  Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 (excluding acquisitions of shares pursuant to our fifth amended and restated distribution reinvestment plan). See “Plan of Distribution.”

Q:  Can I invest through my IRA, Keogh or after-tax deferred account?

A:  Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:  How will the payment of fees and expenses affect my invested capital?

A:  The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to shareholders. The payment of fees and expenses will also reduce the net asset value of your common stock.

Q:  Will the distributions I receive be taxable?

A:  Cash distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, currently may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder. We expect that distributions in excess of our earnings and profits that we pay ratably to all investors from time to time, if any, will not be taxable.

Q:  When will I get my detailed tax information?

A:  We will report to each of our U.S. shareholders, within 75 days after the end of each calendar year, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:  Will I be notified on how my investment is doing?

A:  Within 60 days after the end of our first three fiscal quarters of each year, we distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports are also available on our website at www.cioninvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Q:  Will I be able to sell my shares in a secondary market?

A:  We do not currently intend to list our shares on a national securities exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, holders of shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:  Are there any restrictions on the transfer of shares?

A:  No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have instituted a share repurchase program, but we limit the number of shares that we offer to repurchase in any calendar year to the lesser of (i) 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter; and (ii) the number of shares we can repurchase with the proceeds we receive from the issuance of shares pursuant to our fifth amended and restated distribution reinvestment plan. We seek to repurchase shares at a price equal to the estimated net asset value per share on each date of repurchase. As a result, your ability to sell your shares will be limited and you are unlikely to receive a full return of invested capital upon selling your shares to us. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors — Risks Relating to an Investment in Our Common Stock.”

Q:  Will I otherwise be able to liquidate my investment?

A:  We intend to seek to complete a liquidity event for holders of our shares within approximately three to five years following the completion of our offering stage, or at such earlier time as our board of directors may determine taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our shares on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which holders of our shares will receive cash or securities of a publicly-traded company. While our intention is to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:  Who can help answer my questions?

A:  If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

CION Securities, LLC
3 Park Avenue, 36th Floor
New York, NY 10016
(800) 511-4266

After you are an investor, you may contact our Investor Relations department at (800) 343-3736 regarding your account information, distributions, and other requests for information and reports. You are urged to thoroughly discuss an investment in our shares with your financial, tax, and legal advisors.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating To Our Business And Structure

Our board of directors may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering.

Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.

Conditions in the medium- and large-sized U.S. corporate debt market may deteriorate, as seen during the financial crisis, which may cause pricing levels to similarly decline or be volatile. During the financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium- and large-sized U.S. corporate debt market, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Economic activity in the U.S. was adversely impacted by the global financial crisis that began in 2007 and has yet to fully recover.

Economic activity continues to be somewhat subdued since the 2007 financial crisis. As a result, corporate interest rate risk premiums, otherwise known as credit spreads, declined significantly throughout most of 2009 and 2010. However, credit spreads remain slightly above historical averages, particularly in the loan market. The improving economic and market conditions that have driven these declines in credit spreads may reverse themselves if uncertainty returns to the markets. Such a reversal could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

The downgrade in the U.S. credit rating and the economic crisis in Europe could materially adversely affect our business, financial condition and results of operations.

In August 2011, Standard and Poor’s lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+,” which was affirmed by Standard and Poor’s in June 2018. Moody’s and Fitch Ratings, Inc., or Fitch, have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling to allow the U.S. Treasury Department to issue additional debt. Further downgrades or warnings by Standard and Poor’s or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. The Federal Reserve also raised interest rates again during the second quarter of 2018. It is unclear what effect, if any, the end of quantitative easing, future interest rate raises, if any, and the pace of any such raises will have on the value of our investments or our ability to access the debt markets on favorable terms.

The impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. These events could adversely affect our business in many ways, including, but not limited to, adversely impacting our portfolio companies’ ability to obtain financing, or obtaining financing but at significantly lower valuations than the preceding financing rounds. If any of these events were to occur, it could materially adversely affect our business, financial condition and results of operations. On June 23, 2016, citizens of the United Kingdom, or the U.K., voted in favor of the exit of the U.K. from the European Union, or Brexit. The uncertainty in the wake of the referendum could have negative impacts on both the U.K. economy and the economies of other countries in Europe. The Brexit process also may lead to greater volatility in the global currency and financial markets, which could adversely affect our investments.

Our ability to achieve our investment objective depends on the ability of CIM to manage and support our investment process. If CIM was to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of CIM and its affiliates. CIM evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of CIM and its senior management team. The departure of any members of CIM’s senior management team could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on CIM’s ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. CIM’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, CIM may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. CIM may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The investment advisory agreement between CIM and us has been approved pursuant to Section 15 of the 1940 Act. In addition, the investment advisory agreement has termination provisions that allow the parties to terminate the agreement. The investment advisory agreement may be terminated at any time, without penalty, by us or by CIM, upon 60 days notice. If the agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreement is terminated, it may be difficult for us to replace CIM.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of CIM or its affiliates to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

CIM depends on its broader organizations’ relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If CIM or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom CIM has relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in small to mid-sized private U.S. companies. As a result of these new entrants, competition for investment opportunities in small and middle-market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in small and middle-market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. There is not a public market for the securities of the privately-held companies in which we invest. Most of our investments will not be publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors as required by the 1940 Act.

Certain factors that may be considered in determining the fair value of our investments include investment dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. As a result, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments. See “Determination of Net Asset Value.”

There is a risk that investors in our common stock may not receive distributions or that our distributions may not grow over time.

We may not achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See “Regulation — Senior Securities.”

The amount of any distributions we may make is uncertain and our distributions may exceed our earnings. Therefore, portions of the distributions that we make may represent a return of capital to you that will lower your tax basis in your common stock and reduce the amount of funds we have for investment in targeted assets.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIM, which is subject to recoupment. On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. In addition, through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM. For the six months ended June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. A shareholder’s basis in the investment will be reduced by the nontaxable amount, which will result in additional gain (or a lower loss) when the shares are sold. Distributions from the proceeds of our public offering or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM, each of which is subject to repayment by us within three years. For the six months ended June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM. The purpose of this arrangement is to reduce our operating expenses and to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or CIM continues to provide such expense support. Shareholders should also understand that our future repayments of expense support to CIM will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIM has no obligation to provide expense support to us in future periods.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of CIM to other types of investments in which CIM may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of your investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing, and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of financial reform legislation on us is uncertain.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of the next several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our board of directors. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value.

Recent legislation may allow us to incur additional leverage.

As a BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). On March 23, 2018, an amendment to Section 61(a) of the 1940 Act was signed into law to permit BDCs to reduce the minimum “asset coverage” ratio from 200% to 150% and, as a result, to potentially increase the ratio of a BDC’s debt to equity to a maximum 2 to 1 from a maximum of 1 to 1, so long as certain approval and disclosure requirements are satisfied. Specifically, a BDC is permitted to apply a lower minimum asset coverage ratio of 150% if: (1) the BDC complies with certain additional asset coverage disclosure requirements; and (2)(A) a “required majority” of the BDC’s directors, as defined in Section 57(o) of the 1940 Act, approves the application of such a lower minimum asset coverage ratio to the BDC, in which case the 150% minimum asset coverage ratio will become effective on the date that is one year after the date of such independent director approval; or (B) the BDC obtains, at a special or annual meeting of its shareholders at which a quorum is present, the approval of more than 50% of the votes cast for the application of such a lower minimum asset coverage ratio to the BDC, in which case the 150% minimum asset coverage ratio will become effective on the first day after the date of such shareholder approval. As a result, we may be able to incur additional indebtedness in the future, and, therefore, your risk of an investment in us may increase. We currently have not determined whether to seek to utilize such additional leverage. If we choose to take advantage of such leverage, we will act in accordance with the requirements set forth in the amended legislation.

Risks Related to CIM and Its Affiliates; Risks Related to Aim and Its Affiliates

CIM has limited prior experience managing a BDC or a RIC.

CIM has limited experience managing a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objective. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles previously managed by CIM’s management team. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly-traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires, among other things, satisfaction of source-of-income and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or RIC or could force us to pay unexpected taxes and penalties, which could be material. CIM’s limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

CIM and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

CIM and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and CIM to earn increased asset management fees. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to CIM and may increase the amount of subordinated income incentive fees payable to CIM.

We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our investment advisory agreement entitles CIM to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay CIM incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued, but not yet received, including original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances, or contractual “payment-in-kind,” or PIK, interest, which represents contractual interest added to the loan balance and due at the end of the loan term. To the extent we do not distribute accrued PIK interest, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest would also increase the loan-to-value ratio at a compounding rate if the issuer’s assets do not increase in value, and investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans on which interest must be paid in full in cash on a regular basis.

For example, if a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. CIM is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations that CIM’s and Apollo’s respective senior management and investment teams have to other clients.

The members of the senior management and investment teams of both CIM and Apollo serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we rely on CIM to manage our day-to-day activities and to implement our investment strategy. CIM and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, CIM, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. CIM and its officers and employees will devote only as much of its or their time to our business as CIM and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

AIM’s investment professionals perform sourcing services and assist with identifying investment opportunities to CIM. AIM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. Apollo and its affiliates are not restricted from engaging in other business activities that could be viewed as creating a conflict of interest in that the time and effort of the members of AIM, its affiliates and their officers and employees will not be devoted exclusively to our business.

AIM currently acts as investment adviser to AINV, which is also a BDC and is authorized to invest in the same kinds of securities we invest or may invest in, although AINV primarily focuses on providing senior and subordinated debt to companies that are expected to have greater EBITDA than those that are our primary focus. Also, in connection with such business activities, AIM and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from identifying investment opportunities that would otherwise fit within our investment objective. These activities could be viewed as creating a conflict of interest in that the time, effort and ability of the members of AIM, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other accounts managed by AIM and its affiliates as AIM deems necessary and appropriate.

It is possible that conflicts of interest will arise from time to time in connection with our prospective and existing investments and AINV or other funds or accounts managed or advised by Apollo, including, without limitation, in circumstances giving rise to the restructuring of an issuer in which we and AINV are investors, as well as follow-on investments or dispositions with respect to such issuer. In such circumstance, it is likely that we and CIM, on the one hand, will be walled off from Apollo and AINV, on the other hand, and accordingly the parties will not collectively discuss or participate in, for example, the restructuring with respect to such issuer. Further, there may also arise instances in which we and AINV are invested in the same issuer and we and/or AINV seeks to dispose of such investment in a transaction that may otherwise require exemptive relief, in which case the parties may need to obtain an exemptive order, the receipt of which cannot be assured.

Our base management and incentive fees may induce CIM to make and identify speculative investments or to incur leverage.

The incentive fee payable by us to CIM may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to CIM is determined may encourage it to use leverage to increase the return on our investments. The part of the management and incentive fees payable to CIM that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. This fee structure may be considered to involve a conflict of interest for CIM to the extent that it may encourage CIM to favor debt financings that provide for deferred interest, rather than current cash payments of interest. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage CIM to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be in our best interests, which could result in higher investment losses, particularly during cyclical economic downturns. In addition, since AIM is a member of CIM, AIM’s investment professionals may have an incentive to assist with identifying investments that are riskier or more speculative.

Shares of our common stock may be purchased by CIM, Apollo or their affiliates.

CIM, Apollo and their respective affiliates may purchase shares of our common stock for any reason deemed appropriate; provided, however, that it is intended that neither CIM, Apollo nor their respective affiliates will hold 5% or more of our outstanding shares of common stock. CIM, Apollo and their respective affiliates will not acquire any shares of our common stock with the intention to resell or re-distribute such shares. The purchase of common stock by CIM, Apollo and their respective affiliates could create certain risks, including, but not limited to, the following:

•	CIM, Apollo and their respective affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our common stock; and
•	substantial purchases of shares by CIM, Apollo and their respective affiliates may limit CIM’s or AIM’s ability to fulfill any financial obligations that it may have to us or incurred on our behalf.

CIM relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of CIM or its affiliates. The loss of services of one or more members of CIM’s management team, including members of our investment committee, could adversely affect our financial condition, business and results of operations.

The compensation we pay to CIM was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm’s-length negotiations.

The compensation we pay to CIM was not entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of such compensation may be less favorable to us than they might have been had these been entered into through arm’s-length transactions with an unaffiliated third party.

CIM’s influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.

CIM is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. CIM may advise us to consummate transactions or conduct our operations in a manner that, in CIM’s reasonable discretion, is in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to CIM. CIM’s ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater shareholder dilution.

We have borrowed for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of directors, including our independent directors, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, directors, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by CIM or Apollo, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of common stock will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code. See “Material U.S. Federal Income Tax Considerations.”

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We invest or intend to invest in the following types of loans of private and thinly traded U.S. middle market companies.

Senior Secured Debt.

    First Lien Loans and Second Lien Loans.   When we invest in senior secured term debt, including first lien loans and second lien loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our security interest could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

    Unitranche Loans.   We also expect to invest in unitranche loans, which are loans that combine both senior and subordinated financing, generally in a first-lien position. Unitranche loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and subordinated, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche debt generally requires payments of both principal and interest throughout the life of the loan. Unitranche debt generally has contractual maturities of five to six years and interest is typically paid quarterly. Generally, we expect these securities to carry a blended yield that is between senior secured and subordinated debt interest rates. Unitranche loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind. Because unitranche loans combine characteristics of senior and subordinated financing, unitranche loans have risks similar to the risks associated with senior secured debt, including first lien loans and second lien loans, and subordinated debt in varying degrees according to the combination of loan characteristics of the unitranche loan.

Unsecured Debt.  Our unsecured debt, including corporate bonds and subordinated, or mezzanine, investments will generally rank junior in priority of payment to senior debt. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income, including PIK interest and original issue discount. Loans structured with these features may represent a higher level of credit risk than loans that require interest to be paid in cash at regular intervals during the term of the loan. Since we generally will not receive any principal repayments prior to the maturity of some of our unsecured debt investments, such investments will have greater risk than amortizing loans.

Collateralized Securities, Structured Products and Other.  We may also invest in collateralized securities, structured products and other similar securities, which may include CDOs, CBOs, CLOs, structured notes and credit-linked notes. Investments in such securities and products involve risks, including, without limitation, credit risk and market risk. Certain of these securities and products may be thinly traded or have a limited trading market. Where our investments in collateralized securities, structured products and other similar securities are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds (or loans) and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of any factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on such a security or product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity of the security or product. Collateralized securities, structured products and other similar securities may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.

Equity Investments.  We expect to make selected equity investments. In addition, when we invest in senior secured debt, including first lien loans and second lien loans, or unsecured debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Non-U.S. Securities.  We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in current rates and exchange control regulations.

Below-Investment Grade Debt Securities.  In addition, we invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability.
•	Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.
•	For accounting purposes, cash distributions to you representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income comes from the cash invested by you, the 1940 Act does not require that you be given notice of this fact.
•	In the case of PIK “toggle” debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the potential for realizing incentive fees.
•	Since original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement applicable to RICs, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting such annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to invest primarily in senior secured debt, including first lien loans, second lien loans and unitranche loans of private and thinly traded U.S. middle market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any payment or distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any payments or distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

We generally will not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our ability to achieve our investment objective and our target rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

International investments create additional risks.

We have made, and expect to continue to make, investments in portfolio companies that are domiciled outside of the United States. We anticipate that up to 30% of our investments may be in assets located in jurisdictions outside the United States. Our investments in foreign portfolio companies are deemed “non-qualifying assets,” which means, as required by the 1940 Act, they may not constitute more than 30% of our total assets at the time of our acquisition of any asset, after giving effect to the acquisition. Notwithstanding that limitation on our ownership of foreign portfolio companies, those investments subject us to many of the same risks as our domestic investments, as well as certain additional risks including the following:

•	foreign governmental laws, rules and policies, including those restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States;
•	foreign currency devaluations that reduce the value of and returns on our foreign investments;
•	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we invest;
•	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we invest;
•	the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;
•	adverse changes in foreign-country laws, including those relating to taxation, bankruptcy and ownership of assets;
•	changes that adversely affect the social, political and/or economic stability of a foreign country in which we invest;
•	high inflation in the foreign countries in which we invest, which could increase the costs to us of investing in those countries;
•	deflationary periods in the foreign countries in which we invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and
•	legal and logistical barriers in the foreign countries in which we invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

In addition, we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated. The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns could impair our portfolio companies and adversely affect our operating results.

Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.

A covenant breach or other defaults by our portfolio companies may adversely affect our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Investing in middle-market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

Investments in middle-market companies involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that middle-market companies:

•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;
•	have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of CIM may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and
•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.

We have invested and continue to invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of CIM to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

A lack of liquidity in certain of our investments may adversely affect our business.

We have invested and continue to invest in certain companies whose securities are not publicly traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Risks Relating to Debt Financing

Since we have borrowed money, the potential for loss on amounts invested in us is magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. Since we have used leverage to partially finance our investments, through borrowing from banks, you experience increased risks of investing in our common stock. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to CIM.

We may continue to use leverage to finance our investments. The amount of leverage that we employ will depend on CIM’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we continue to use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Recent legislation has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. See “Risk Factors — Risks Relating to Our Business and Structure — Recent legislation may allow us to incur additional leverage” for more information. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our board of directors, a majority of whom are independent directors with no material interests in such transactions.

At June 30, 2018 and December 31, 2017, 2016, 2015, 2014, 2013 and 2012, our borrowings for the BDC coverage ratio were $898,964,944, $711,464,944, $488,935,623, $491,708,341, $326,703,044, $107,496,160 and $2,226,457, respectively, which included the non-collateralized TRS notional amount, unfunded commitments (solely at December 31, 2014) and the financing arrangement in connection with our directors and officers insurance and resulted in coverage ratios of 217%, 249%, 304%, 284%, 252%, 234% and 302%, respectively.

Illustration.  The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) we sell approximately $100 million of our common stock during 2018, (ii) our net offering proceeds from such sales equal $93.5 million, (iii) resulting in estimated net assets of approximately $1.15 billion as of December 31, 2018 and average net assets of approximately $1.11 billion at December 31, 2018, (iv) we borrow funds equal to 82.5% of our average net assets during such period, or $950 million, and (v) a weighted average cost of funds of 4.76%. Actual expenses will depend on the number of shares of common stock we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount during 2018, our expenses as a percentage of our average net assets would be significantly higher. Our assumption that we will sell approximately $100 million of our common stock during 2018 is our estimate based upon our belief that proceeds raised will increase as a result of (i) an expected increase in the size of our network of selected broker-dealers and registered investment advisors who sell shares on our behalf; (ii) the decrease in our sales load, effective on our January 4, 2017 weekly closing, from up to 10% to up to 5% of the gross proceeds of shares sold in this offering; and (iii) the fee paid by CIM (and not by our shareholders) to certain selling dealers equal to no more than 1% of the average net asset value per share per year. However, there can be no assurance that we will sell an aggregate of $100 million worth of our common stock during 2018. In order to compute the “Corresponding return to shareholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to shareholders. The return available to shareholders is then divided by our shareholders’ equity to determine the “Corresponding return to shareholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to shareholders	-22.18%	-13.05%	-3.93%	5.20%	14.32%

Similarly, assuming (i) $1.15 billion in net assets as of December 31, 2018 and average net assets of $1.11 billion at December 31, 2018, (ii) a weighted average cost of funds of 4.76% and (iii) $950 million in debt outstanding, our assets would need to yield an annual return (net of expenses) of approximately 2.15% in order to cover the annual interest payments on our outstanding debt.

Changes in interest rates may affect our cost of capital and net investment income.

Since we have used debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to CIM with respect to pre-incentive fee net investment income. See “Investment Advisory Agreement.”

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and are subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
•	The income source requirement will be satisfied if we obtain at least 90% of our income for each taxable year from dividends, interest, gains from the sale of common stock or securities or similar sources.
•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”

Deferred PIK interest instruments may have less reliable valuations because these instruments have continuing accruals that require continuing judgment about the collectability of the deferred payments and the value of any associated collateral. In addition, deferred PIK interest instruments create the risk of non-refundable cash payments to our investment adviser based on non-cash accruals that ultimately may not be realized. For accounting purposes, any cash distributions to shareholders representing deferred PIK interest income are not treated as coming from paid-in capital, even though the cash to pay these distributions may come from offering proceeds. Thus, although a distribution of deferred PIK interest may come from the cash invested by shareholders, the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering within the meaning of Section 4 of the Securities Act, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate shareholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC, there can be no assurance that we will in fact so qualify for any of our taxable years.

Risks Relating to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares at a net offering price below our net asset value per share.

The purchase price at which you purchase common stock will be determined at each weekly closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our common stock. As a result, in the event of an increase in our net asset value per share, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior weekly closing price. See “Determination of Net Asset Value.”

This is a “best efforts” offering, and if we are unable to continue to raise substantial funds, then we will be more limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a “best efforts” basis, whereby the dealer manager and selected broker-dealers participating in the offering are only required to use their best efforts to sell our common stock and have no firm commitment or obligation to purchase any of our common stock. Amounts that we raise may not be sufficient for us to purchase a broad portfolio of investments. To the extent that less than the maximum number of shares of common stock is subscribed for, the opportunity for us to purchase a broad portfolio of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The common stock sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase common stock in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your common stock. We are not obligated to complete a liquidity event by a specified date; therefore, until we complete a liquidity event, it is unlikely that you will be able to sell your shares.

The common stock offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Prior to the completion of a liquidity event, our share repurchase program provides a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common stock being repurchased. However, there can be no assurance that we will complete a liquidity event. See “Share Repurchase Program” for a detailed description of our share repurchase program. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event.

In making the decision to apply for listing of our common stock, our board of directors will try to determine whether listing our common stock or liquidating our assets will result in greater value for our shareholders. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, maintaining a broad portfolio of investments, portfolio performance, our financial condition, potential access to capital as a listed company, the investment advisory experience of CIM and market conditions for the sale of our assets or listing of our common stock and the potential for shareholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. There can be no assurance that we will complete a liquidity event. Until we complete a liquidity event, it is unlikely that you will be able to sell your shares. If our common stock is listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

The dealer manager in this continuous offering may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective.

The dealer manager for this continuous offering is CION Securities. There is no assurance that it will be able to sell a sufficient number of shares of common stock to allow us to have adequate funds to purchase a broad portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objective, and you could lose some or all of the value of your investment.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

As a result of CION Securities being one of our affiliates, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering. You may be able to rely on your own broker-dealer to make an independent review and investigation of the terms of this offering. If you are unable to so rely on your broker-dealer, however, you will not have the benefit of any independent review and evaluation of the terms of this offering by the dealer manager. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly-traded companies.

Our ability to successfully conduct this continuous offering is dependent, in part, on the ability of the dealer manager to successfully establish, operate and maintain a network of selected broker-dealers.

The success of this continuous offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our common stock. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through this public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Beginning in the first quarter of 2014, we began offering to repurchase your shares of our common stock on a quarterly basis. As a result, you will have limited opportunities to sell your shares of our common stock and, to the extent you are able to sell your shares of our common stock under the program, you may not be able to recover the amount of your investment in our common stock.

Beginning in the first quarter of 2014, we commenced tender offers to allow you to tender your shares of common stock on a quarterly basis at a price equal to 90% of our public offering price in effect on the date of repurchase; provided that, solely for our quarterly repurchase offer for the fourth quarter of 2015, we repurchased shares from tendering shareholders at a price that was (i) not less than the net asset value per share and (ii) not more than 2.5% greater than the net asset value per share. Commencing with our quarterly repurchase offer for the fourth quarter of 2016 and on a quarterly basis thereafter, we repurchase shares from tendering shareholders at a price equal to the estimated net asset value per share on the date of repurchase. The share repurchase program includes numerous restrictions that limit your ability to sell your shares of common stock. We limit the number of shares of common stock repurchased pursuant to our share repurchase program as follows: (1) we currently limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock pursuant to our fifth amended and restated distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock; (2) we will not repurchase shares of common stock in any calendar year in excess of 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter; (3) unless you tender all of your shares of common stock, you must tender at least 25% of the amount of common stock you have purchased in the offering and must generally maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares of common stock for repurchase by us; and (4) to the extent that the number of shares of common stock put to us for repurchase exceeds the number of shares of common stock that we are able to purchase, we will repurchase shares of common stock on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares of common stock if the repurchase would violate the restrictions on distributions under federal law or Maryland law.

Although we have adopted a share repurchase program, we have discretion to not repurchase your shares of common stock, to suspend the program, and to cease repurchases.

Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. You may not be able to sell your shares at all in the event our board of directors amends, suspends or terminates the share repurchase program, absent a liquidity event. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. The share repurchase program has many limitations and should not be relied upon as a method to sell shares of common stock promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, the repurchase price will be lower than the price that investors paid for common stock in our offering, unless we experience substantial capital appreciation and capital gains. As a result, to the extent investors have the ability to sell their common stock to us as part of our share repurchase program, the price at which an investor may sell common stock, which will be the estimated net asset value per share on the date of repurchase, may be lower than what an investor paid in connection with the purchase of common stock in our offering.

In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the estimated net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell common stock to us as part of our periodic share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our common stock will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could adversely affect our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with CIM in transactions originated by CIM or its affiliates unless we first obtain an exemptive order from the SEC or co-invest alongside CIM or its affiliates in accordance with existing regulatory guidance. However, we will be permitted to and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. Furthermore, we will not be permitted to use such proceeds to co-invest with Apollo or its affiliates unless (i) we co-invest alongside Apollo or its affiliates in accordance with existing regulatory guidance or (ii) in transactions where Apollo or its affiliates negotiate terms other than price on our behalf, such transactions occur pursuant to an exemptive order from the SEC. We are limited in our ability to engage in co-investment transactions with AIM and its affiliates and CIM and its affiliates without exemptive relief from the SEC. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, CIM’s investment committee may determine that we should not participate in a co-investment transaction.

Before making investments, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns that we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A shareholder’s interest in us will be diluted if we issue additional shares of common stock, which could reduce the overall value of an investment in us.

Potential investors will not have preemptive rights to any common stock we issue in the future. Our articles of incorporation authorize us to issue 500,000,000 shares of common stock. Pursuant to our articles of incorporation, a majority of our entire board of directors may amend our articles of incorporation to increase the number of authorized shares of common stock without shareholder approval. After an investor purchases shares of common stock, we intend to continuously sell additional shares of common stock in this offering and any other follow-on offering or issue equity interests in private offerings. To the extent that we issue additional shares of common stock at or below net asset value after an investor purchases shares of our common stock, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her shares of common stock.

Certain provisions of our articles of incorporation and bylaws could deter takeover attempts and have an adverse impact on the value of our common stock.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our board of directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. There can be no assurance, however, that we will not so amend our bylaws in such a manner at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to such determination.

Our articles of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our board of directors may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; and our board of directors may, without shareholder action, amend our articles of incorporation to increase the number of our shares, of any class or series, that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Certain provisions of our articles of incorporation complying with the Omnibus Guidelines of the North American Securities Administrators Association will terminate upon a listing of our shares on an exchange or quoted through a quotation system.

In the event that our shares are listed on an exchange or quoted through a quotation system, Article XIII of our current articles of incorporation provides that certain provisions of our articles will no longer apply, including, for example, provisions relating to deferred payments, suitability of investors, votes required for amendments to the articles of incorporation, investment objectives and limitations, conflicts of interest and roll-up transactions. These provisions are required by the Omnibus Guidelines for non-listed public companies and are not required for listed public companies. The elimination of these provisions may mean that shareholders have less protection than they did prior to the listing of our shares.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•	loss of RIC or BDC status;
•	changes in earnings or variations in operating results;
•	changes in the value of our portfolio of investments;
•	changes in accounting guidelines governing valuation of our investments;
•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;
•	departure of either of our adviser or certain of its key personnel;
•	general economic trends and other external factors; and
•	loss of a major funding source.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;
•	our business prospects and the prospects of our portfolio companies;
•	the impact of the investments that we expect to make;
•	the ability of our portfolio companies to achieve their objectives;
•	our current and expected financings and investments;
•	the adequacy of our cash resources, financing sources and working capital;
•	the use of borrowed money to finance a portion of our investments;
•	the timing of cash flows, if any, from the operations of our portfolio companies;
•	our contractual arrangements and relationships with third parties;
•	the actual and potential conflicts of interest with CIM and Apollo and their respective affiliates;
•	the ability of CIM’s and AIM’s investment professionals to locate suitable investments for us and the ability of CIM to monitor and administer our investments;
•	the ability of CIM and its affiliates to attract and retain highly talented professionals;
•	the dependence of our future success on the general economy and its impact on the industries in which we invest;
•	the effects of a changing interest rate environment;
•	our ability to source favorable private investments;
•	our tax status;
•	the effect of changes to tax legislation and our tax position;
•	the tax status of the companies in which we invest; and
•	the timing and amount of distributions and dividends from the companies in which we invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;
•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and
•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to review any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements contained in this prospectus and any prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) $500,000,000 of shares of common stock, or approximately 51,546,392 shares at $9.70 per share and (2) the maximum number of shares registered in this offering, or 100,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private U.S. middle-market companies in accordance with our investment objective and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including potential payments or distributions to shareholders. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). We intend to seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. There can be no assurance we will be able to sell all the common stock we are registering. If we sell only a portion of the common stock we are registering, we may be unable to achieve our investment objective or invest in a variety of portfolio companies.

Pending such use, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our election to be taxed as a RIC.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commissions and dealer manager fees may be reduced or eliminated in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price, but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$500,000,000 Raised		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$500,000,000	100.0%	$970,000,000	100.0%
Less:
Selling commissions	$15,000,000	3.00%	$29,100,000	3.00%
Dealer manager fees	$10,000,000	2.00%	$19,400,000	2.00%
Offering costs	$7,500,000	1.50%	$14,550,000	1.50%
Net Proceeds/Amount Available for Investments	$467,500,000	93.50%	$906,950,000	93.50%

DISTRIBUTIONS

We did not declare or pay any distributions during 2012. In January 2013, we began authorizing monthly distributions to our shareholders. Through July 17, 2017, our board of directors authorized and declared on a monthly basis a weekly distribution amount per share of our common stock. On July 18, 2017, our board of directors authorized and declared on a quarterly basis a weekly distribution amount per share of our common stock. Effective September 28, 2017, our board of directors delegated to our executive officers the authority to determine the amount, record dates, payment dates and other terms of distributions to our shareholders, which will be ratified by our board of directors, each on a quarterly basis. Subject to our board of directors’ discretion and applicable legal restrictions, our executive officers intend to continue to authorize and declare, and our board of directors intends to continue to ratify, each on a quarterly basis, a weekly distribution amount per share of our common stock. Declared distributions are paid monthly.

Our board of directors declared or ratified distributions for 26, 52, 52, 52, 49 and 24 record dates during the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. The following table presents cash distributions per share that were declared during the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013 (in thousands, except per share amounts):

	Distributions
Three Months Ended	Per Share	Amount
2013
March 31, 2013 (six record dates)	$0.1769	$209
June 30, 2013 (six record dates)	0.1788	518
September 30, 2013 (six record dates)	0.1799	1,090
December 31, 2013 (six record dates)	0.1806	2,157
Total distributions for the year ended December 31, 2013	$0.7162	$3,974
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459
2017
March 31, 2017 (thirteen record dates)	$0.1829	$20,123
June 30, 2017 (thirteen record dates)	0.1829	20,371
September 30, 2017 (thirteen record dates)	0.1829	20,644
December 31, 2017 (thirteen record dates)	0.1829	20,923
Total distributions for the year ended December 31, 2017	$0.7316	$82,061
2018
March 31, 2018 (thirteen record dates)	$0.1829	$21,002
June 30, 2018 (thirteen record dates)	0.1829	21,004
Total distributions for the six months ended June 30, 2018	$0.3658	$42,006

On June 26, 2018, our co-chief executive officers declared regular weekly cash distributions of $0.014067 per share for July 2018 through September 2018. Each distribution was or will be paid monthly to shareholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount Per Share
July 3, 2018	August 1, 2018	$0.014067
July 10, 2018	August 1, 2018	$0.014067
July 17, 2018	August 1, 2018	$0.014067
July 24, 2018	August 1, 2018	$0.014067
July 31, 2018	August 1, 2018	$0.014067
August 7, 2018	August 29, 2018	$0.014067
August 14, 2018	August 29, 2018	$0.014067
August 21, 2018	August 29, 2018	$0.014067
August 28, 2018	August 29, 2018	$0.014067
September 4, 2018	September 26, 2018	$0.014067
September 11, 2018	September 26, 2018	$0.014067
September 18, 2018	September 26, 2018	$0.014067
September 25, 2018	September 26, 2018	$0.014067

The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates and each shareholder’s distributions will begin to accrue on the date we accept each shareholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in the form of cash or shares of common stock at the discretion of our board of directors. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital.

As required under the 1940 Act, a quarterly estimate of the tax attributes of our distributions will be delivered to our shareholders; however, actual determinations of such tax attributes, including determinations from return of capital, will be made annually as of the end of our fiscal year, based upon our taxable income and distributions paid for the full year. Each year, information regarding the source of our distributions (i.e., whether paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, the latter of which is a nontaxable distribution) will be provided to our shareholders. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities, and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to CIM. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. A shareholder may recognize a gain from the sale of his/her shares even if the shareholder sells the shares for less than the original purchase price. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. A shareholder’s basis in the investment will be reduced by the nontaxable amount, which will result in additional gain (or a lower loss) when the shares are sold. We have not established limits on the amount of funds we may use from available sources to make distributions. There can be no assurance that we will be able to sustain distributions at any particular level. See “Material U.S. Federal Income Tax Considerations.”

Pursuant to an expense support and conditional reimbursement agreement entered into on January 2, 2018 between us and CIM, CIM has agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions, CIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement.”

From time to time and not less than quarterly, CIM must review our accounts to determine whether cash distributions are appropriate. We will distribute pro rata to our shareholders funds received by us that CIM deems unnecessary for us to retain.

We have elected to be treated for federal income tax purposes as a RIC, as defined under Subchapter M of the Code.

To qualify for and maintain RIC tax treatment, we must, among other things, distribute in respect of each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute in respect of each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gains in excess of capital losses, or capital gain net income (adjusted for certain ordinary losses), for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gain net income from preceding years that was not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our shareholders. As a result, if we make a distribution, our shareholders will receive their distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Fifth Amended and Restated Distribution Reinvestment Plan.”

We have made and intend to make our distributions in the form of cash, out of assets legally available for such purpose, unless shareholders elect to receive their distributions in the form of additional shares of common stock pursuant to our fifth amended and restated distribution reinvestment plan. Although distributions paid in the form of additional shares will generally be subject to U.S. federal, state, and local taxes in the same manner as cash distributions, shareholders who elect to participate in our fifth amended and restated distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution of an amount equal to the fair market value of such common shares received. If shareholders hold our shares in the name of a broker or other financial intermediary, they should contact the broker or other financial intermediary regarding their option to elect to receive distributions in additional shares under our fifth amended and restated distribution reinvestment plan.

We may fund our cash distributions to shareholders in the future from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIM. On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. Through December 31, 2014, a portion of our distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM, each of which is subject to repayment by us. For the six months ended June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM. See “Expense Support and Conditional Reimbursement Agreement.” We have not established limits on the amount of funds we may use from available sources to make distributions.

The following tables reflect the sources of cash distributions on a GAAP basis that we have declared on our common stock during the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017, 2016 and 2015 (in thousands, except per share amounts):

	Six Months Ended June 30,
	2018			2017
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income	$0.3658	$42,006	100.0%	$0.2812	$31,128	76.9%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	—	—	—	0.0324	3,594	8.9%
Net gain on TRS loan sales(1)	—	—	—	0.0320	3,539	8.7%
Net realized gain on investments and foreign currency(1)	—	—	—	0.0202	2,233	5.5%
Total distributions	$0.3658	$42,006	100.0%	$0.3658	$40,494	100.0%

(1)	During the six months ended June 30, 2017, we realized losses of $25,417 primarily due to the purchase of loans by Flatiron Funding II, LLC that were previously held in the TRS and were not deductible on a tax-basis during the period. See Note 8 to our consolidated financial statements for an additional discussion regarding this purchase.

	Years Ended December 31,
	2017			2016			2015
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income	$0.6833	$76,683	93.4%	$0.4302	$45,549	58.8%	$0.3164	$24,762	43.2%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	0.0315	3,494	4.3%	0.2480	26,273	33.9%	0.3868	30,281	52.9%
Net gain on TRS loan sales(1)	0.0168	1,884	2.3%	0.0277	2,916	3.8%	0.0060	472	0.8%
Net realized gain on investments and foreign currency	—	—	—	0.0257	2,721	3.5%	0.0143	1,121	2.0%
Distributions in excess of net investment income(2)	—	—	—	—	—	—	0.0081	632	1.1%
Total distributions	$0.7316	$82,061	100.0%	$0.7316	$77,459	100.0%	$0.7316	$57,268	100.0%

(1)	During the year ended December 31, 2017, we realized losses that are not currently deductible on a tax-basis of $19,334 primarily due to the purchase of loans by Flatiron Funding II that were previously held in the TRS in connection with the TRS refinancing. See Note 8 to our consolidated financial statements for an additional discussion regarding this purchase. During the year ended December 31, 2016, we realized losses on TRS loans of $1,030, which were not deductible on a tax-basis until 2017.
(2)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 to our consolidated financial statements for the sources of our cash distributions on a tax basis.

The amount of the distribution for shareholders receiving our common stock will be equal to the fair market value of the stock received. If shareholders hold shares of common stock in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in the form of additional shares of common stock.

On a quarterly basis, we will send information to all shareholders of record regarding the estimated source of distributions paid to our shareholders in such quarter.

SELECTED FINANCIAL DATA

This selected financial data for the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017, 2016 and 2015 should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Financial information for the six months ended June 30, 2018 and 2017 has been derived from our unaudited consolidated financial statements. Financial information for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 has been derived from our consolidated financial statements, which were audited by Ernst & Young LLP, our independent registered public accounting firm. The historical data is not necessarily indicative of results to be expected for any future period.

($ in thousands, except share and per share amounts)	Six Months Ended June 30,		Years Ended December 31,
	2018 (unaudited)	2017 (unaudited)	2017 (audited)	2016 (audited)	2015 (audited)	2014 (audited)	2013 (audited)
Statement of operations data:
Total investment income	$80,319	$63,390	$144,988	$80,590	$52,809	$17,713	$1,863
Operating expenses
Total operating expenses	40,888	26,715	65,122	32,212	23,380	12,451	5,873
Expense support from CIG	—	—	—	—	—	(1,880)	(3,959)
Recoupment of expense support from CIG	—	—	—	667	4,667	622	—
Net operating expenses	40,888	26,715	65,122	32,879	28,047	11,193	1,914
Net investment income (loss)	39,431	36,675	79,866	47,711	24,762	6,520	(51)
Net realized and unrealized (loss) gain on investments, foreign currency and total returnswap	(1,680)	8,745	6,033	71,962	(26,204)	9,815	6,153
Net increase (decrease) in net assets resulting from operations	$37,751	$45,420	$85,899	$119,673	$(1,442)	$16,335	$6,102
Weighted average shares of common stock outstanding(1)	114,840,350	110,767,684	112,256,276	105,951,017	78,501,760	33,630,690	5,522,797
Per share data:(1)
Net investment income (loss)(2)	$0.34	$0.33	$0.71	$0.45	$0.32	$0.19	$(0.01)
Net increase (decrease) in net assets resulting from operations	$0.34	$0.41	$0.77	$1.13	$(0.02)	$0.49	$1.10
Distributions declared	$0.36	$0.36	$0.73	$0.73	$0.73	$0.73	$0.72
Balance sheet data:
Net assets at the beginning of period	$1,058,691	$999,763	$999,763	$904,326	$496,389	$144,571	$4,487
Net assets at end of period	$1,052,619	$1,033,736	$1,058,691	$999,763	$904,326	$496,389	$144,571
Net asset value per share of common stock at beginning of period	$9.14	$9.11	$9.11	$8.71	$9.22	$9.32	$8.97
Net asset value per share of common stock at end of period	$9.11	$9.15	$9.14	$9.11	$8.71	$9.22	$9.32
Other data:
Distributions declared	$42,006	$40,494	$82,061	$77,459	$57,268	$24,547	$3,974
Total investment return – net asset value(3)	3.67%	4.60%	8.76%	13.51%	2.13%	6.92%	11.96%
Number of investments at period end	216	205	186	123	86	59	42
Total portfolio investment purchases during the period(4)	$706,858	$854,156	$1,420,747	$569,893	$438,217	$403,742	$94,332
Total portfolio investment sales and prepayments during the period(4)	$418,013	$346,845	$951,044	$229,075	$113,433	$144,492	$4,335

(1)	The per share data was derived by using the weighted average shares of common stock outstanding for the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(2)	Net investment income (loss) per share includes expense support from CIG of $0.06 and $0.72 per share for the years ended December 31, 2014 and 2013, respectively. There was no expense support from CIM for the six months ended June 30, 2018. There was no expense support from CIG or AIM for the years ended December 31, 2017, 2016 or 2015. Net investment income (loss) per share also includes expense support recoupments by CIG of $0.01, $0.06 and $0.02 per share for the years ended December 31, 2016, 2015 and 2014, respectively. There were no expense support recoupments by CIG for the six months ended June 30, 2018 or the years ended December 31, 2017 or 2013.
(3)	Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that monthly cash distributions are reinvested in accordance with our distribution reinvestment plan then in effect. The total investment return-net asset value does not consider the effect of the sales load from the sale of our common stock. The total investment return-net asset value includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. Total returns covering less than a full year are not annualized.
(4)	Excludes our short term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. Amounts and percentages presented in this section may have been rounded for presentation and dollar amounts, excluding share and per share amounts, are presented in thousands unless otherwise noted.

Overview

We were incorporated under the general corporation laws of the State of Maryland on August 9, 2011 and commenced operations on December 17, 2012 upon raising proceeds of $2,500 from persons not affiliated with us, CIM or Apollo. We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We elected to be treated for federal income tax purposes as a RIC, as defined under Subchapter M of the Code.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. Our portfolio is comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. In connection with our debt investments, we may receive equity interests such as warrants or options as additional consideration. We may also purchase equity interests in the form of common or preferred stock in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor.

We are managed by CIM, our affiliate and a registered investment adviser. Pursuant to an investment advisory agreement with us, CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. On November 1, 2017, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM for a period of twelve months commencing December 17, 2017. We and CIM previously engaged AIM to act as our investment sub-adviser.

On July 11, 2017, the members of CIM entered into the Third CIM LLC Agreement for the purpose of creating a joint venture between AIM and CIG. Under the Third CIM LLC Agreement, AIM became a member of CIM and was issued a newly-created class of membership interests in CIM pursuant to which AIM will, among other things, share in the profits, losses, distributions and expenses of CIM with the other members in accordance with the terms of the Third CIM LLC Agreement, which will ultimately result in CIG and AIM each owning a 50% economic interest in CIM.

On July 10, 2017, our independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective as of July 11, 2017, as part of the new and ongoing relationship among us, CIM and AIM. Although the investment sub-advisory agreement and AIM's engagement as our investment sub-adviser was terminated, AIM’s investment professionals continue to perform certain services for CIM and our company, including, without limitation, identifying investment opportunities for approval by CIM’s investment committee. AIM is not paid a separate fee in exchange for such services, but is entitled to receive distributions as a member of CIM as described above.

On December 4, 2017, the members of CIM entered into the Fourth CIM LLC Agreement. Under the Fourth CIM LLC Agreement, AIM’s investment professionals perform sourcing services for CIM, which include, among other services, (i) assistance with identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support; (b) portfolio and cash reconciliation; (c) market pipeline information regarding syndicated deals, in each case, as reasonably requested by CIM; and (d) monthly valuation reports and support for all broker-quoted investments. All of our investment decisions are the sole responsibility of, and are made at the sole discretion of CIM’s investment committee, which consists entirely of CIG senior personnel.

We seek to meet our investment objective by utilizing the experienced management team of CIM, which includes its access to the relationships and human capital of its affiliates in sourcing, evaluating and structuring transactions, as well as monitoring and servicing our investments. We focus primarily on the senior secured debt of private and thinly-traded U.S. middle-market companies, which we define as companies that generally possess annual EBITDA of $50 million or less, with experienced management teams, significant free cash flow, strong competitive positions and potential for growth.

Revenue

We primarily generate revenue in the form of interest income on the debt securities that we hold and capital gains on debt or other equity interests that we acquire in portfolio companies. The majority of our senior debt investments bear interest at a floating rate. Interest on debt securities is generally payable quarterly or monthly. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued, but unpaid, interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with our investments are recognized when earned.

Operating Expenses

Our primary operating expenses are the payment of advisory fees under the investment advisory agreement and interest expense on our financing arrangements. Our investment advisory fees compensate CIM for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including, without limitation:

•	corporate expenses relating to borrowings and costs associated with the offering of our common stock, subject to limitations included in the investment advisory and administration agreements;
•	the costs of calculating our net asset value, including the cost of any third-party valuation services;
•	investment advisory fees;
•	fees payable to third parties relating to, or associated with, making, monitoring and disposing of investments and valuing investments and enforcing our contractual rights, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with our marketing efforts;
•	interest payable on debt incurred to finance certain of our investments;
•	federal and state registration fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	costs of proxy statements, tender offer materials, shareholders’ reports and notices;
•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•	direct costs such as printing, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;
•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•	brokerage commissions for our investments; and
•	all other expenses incurred by CIM or its affiliates in connection with administering our business, including expenses incurred by CIM or its affiliates in performing their obligations, and the reimbursement of the compensation of our chief financial officer and chief compliance officer and their respective staffs paid by CIM or its affiliates, to the extent that they are not a person with a controlling interest in CIM or any of its affiliates, in each case subject to the limitations included in the investment advisory and administration agreements, as applicable.

Portfolio Investment Activity

The following table summarizes our investment activity, excluding short term investments and PIK securities, for the three months ended June 30, 2018 and 2017:

	Three Months Ended June 30,
	2018			2017
Net Investment Activity	Investment Portfolio	Total Return Swap	Total	Investment Portfolio	Total Return Swap	Total
Purchases and drawdowns
Senior secured first lien debt	$362,929	$—	$362,929	$290,167	$—	$290,167
Senior secured second lien debt	20,472	—	20,472	55,478	—	55,478
Equity	1,301	—	1,301	172	—	172
Sales and principal repayments	(165,226)	—	(165,226)	(206,499)	(13,924)	(220,423)
Net portfolio activity	$219,476	$—	$219,476	$139,318	$(13,924)	$125,394

The following table summarizes our investment activity, excluding short term investments and PIK securities, for the years ended December 31, 2017 and 2016:

	Years Ended December 31,
	2017			2016
Net Investment Activity	Investment Portfolio	Total Return Swap	Total	Investment Portfolio	Total Return Swap	Total
Purchases and drawdowns
Senior secured first lien debt	$1,171,351	$49,590	$1,220,941	$423,262	$28,993	$452,255
Senior secured second lien debt	224,126	—	224,126	124,281	—	124,281
Collateralized securities and structured products – equity	—	—	—	10,000	—	10,000
Unsecured debt	8,420	—	8,420	5,832	—	5,832
Equity	19,593	—	19,593	6,518	171	6,689
Derivatives	—	—	—	229	—	229
Sales and principal repayments	(951,044)	(442,030)	(1,393,074)	(229,075)	(341,258)	(570,333)
Net portfolio activity	$472,446	$(392,440)	$80,006	$341,047	$(312,094)	$28,953

The following tables summarize the composition of our investment portfolio at amortized cost and fair value as of June 30, 2018 and December 31, 2017:

	June 30, 2018
	Investments Cost(1)	Investments Fair Value	Percentage of Investment Portfolio
Senior secured first lien debt	$1,368,546	$1,378,155	76.6%
Senior secured second lien debt	371,436	365,598	20.3%
Collateralized securities and structured products – debt	14,903	14,903	0.8%
Collateralized securities and structured products – equity	17,005	16,050	0.9%
Equity	24,775	25,131	1.4%
Subtotal/total percentage	1,796,665	1,799,837	100.0%
Short term investments(2)	182,768	182,768
Total investments	$1,979,433	$1,982,605
Number of portfolio companies			157
Average annual EBITDA of portfolio companies			$76.2 million
Median annual EBITDA of portfolio companies			$56.1 million
Purchased at a weighted average price of par			96.81%
Gross annual portfolio yield based upon the purchase price(3)			9.62%

(1)	Represents amortized cost for debt investments and cost for equity investments. Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on our investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(3)	The gross annual portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees and does not consider the cost of leverage.

	December 31, 2017
	Investments Cost(1)	Investments Fair Value	Percentage of Investment Portfolio
Senior secured first lien debt	$1,088,512	$1,100,336	73.0%
Senior secured second lien debt	342,906	333,944	22.1%
Collateralized securities and structured products – debt	25,411	25,289	1.7%
Collateralized securities and structured products – equity	19,833	18,525	1.2%
Unsecured debt	7,653	7,639	0.5%
Equity	21,538	21,915	1.5%
Subtotal/total percentage	1,505,853	1,507,648	100.0%
Short term investments(2)	206,547	206,547
Total investments	$1,712,400	$1,714,195
Number of portfolio companies			150
Average annual EBITDA of portfolio companies			$70.1 million
Median annual EBITDA of portfolio companies			$50.2 million
Purchased at a weighted average price of par			95.83%
Gross annual portfolio yield based upon the purchase price(3)			9.24%

(1)	Represents amortized cost for debt investments and cost for equity investments. Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on our investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(3)	The gross annual portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees and does not consider the cost of leverage.

The following table summarizes the composition of our investment portfolio at amortized cost and fair value and our underlying TRS loans portfolio at notional amount and fair value as of December 31, 2016:

	December 31, 2016
	Investment Portfolio			Total Return Swap			Total
	Investments Cost(1)	Investments Fair Value	Percentage of Investment Portfolio	Notional Amount of Underlying TRS Loans	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Cost/ Notional Amount(1)	Fair Value	Percentage
Senior secured first lien debt	$489,904	$489,913	48.1%	$351,747	$341,194	86.9%	$841,651	$831,107	58.9%
Senior secured second lien debt	437,240	434,347	42.6%	56,100	51,251	13.1%	493,340	485,598	34.4%
Collateralized securities and structured products – debt	39,471	38,114	3.7%	—	—	—	39,471	38,114	2.7%
Collateralized securities and structured products – equity	37,713	34,648	3.4%	—	—	—	37,713	34,648	2.5%
Unsecured debt	17,290	16,851	1.7%	—	—	—	17,290	16,851	1.1%
Equity	4,832	5,107	0.5%	—	—	—	4,832	5,107	0.4%
Subtotal/total percentage	1,026,450	1,018,980	100.0%	407,847	392,445	100.0%	1,434,297	1,411,425	100.0%
Short term investments(2)	70,498	70,498		—	—		70,498	70,498
Total investments	$1,096,948	$1,089,478		$407,847	$392,445		$1,504,795	$1,481,923
Number of portfolio companies			103			49			141 (3)
Average annual EBITDA of portfolio companies			$49.9 million			$200.7 million			$94.7 million
Median annual EBITDA of portfolio companies			$42.7 million			$66.0 million			$50.4 million
Purchased at a weighted average price of par			95.87%			98.96%			96.73%
Gross annual portfolio yield based upon the purchase price(4)			9.99%			6.73%			9.07%

(1)	Represents amortized cost for debt investments and cost for equity investments. Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on our investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(3)	The sum of investment portfolio and TRS portfolio companies does not equal the total number of portfolio companies. This is due to 11 portfolio companies being in both the investment and TRS portfolios.
(4)	The gross annual portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees and does not consider the cost of leverage.

The following tables summarize the composition of our investment portfolio by the type of interest rate as of June 30, 2018 and December 31, 2017, excluding short term investments of $182,768 and $206,547, respectively:

	June 30, 2018
Interest Rate Allocation	Investments Cost	Investments Fair Value	Percentage of Investment Portfolio
Floating interest rate investments	$1,681,037	$1,687,010	93.7%
Fixed interest rate investments	62,982	59,467	3.3%
Other income producing investments	37,316	38,029	2.1%
Non-income producing equity	15,330	15,331	0.9%
Total investments	$1,796,665	$1,799,837	100.0%

	December 31, 2017
Interest Rate Allocation	Investments Cost	Investments Fair Value	Percentage of Investment Portfolio
Floating interest rate investments	$1,390,234	$1,389,395	92.2%
Fixed interest rate investments	83,448	87,113	5.8%
Other income producing investments	19,833	18,525	1.2%
Non-income producing equity	12,338	12,615	0.8%
Total investments	$1,505,853	$1,507,648	100.0%

The following table summarizes the composition of our investment portfolio and our underlying TRS loans portfolio by the type of interest rate as of December 31, 2016, excluding short term investments of $70,498:

	December 31, 2016
	Investment Portfolio			Total Return Swap			Total
Interest Rate Allocation	Investments Cost	Investments Fair Value	Percentage of Investment Portfolio	Notional Amount of Underlying TRS Loans	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Cost/ Notional Amount	Fair Value	Percentage
Floating interest rate investments	$936,846	$931,214	91.4%	$407,847	$392,445	100.0%	$1,344,693	$1,323,659	93.8%
Fixed interest rate investments	47,059	48,011	4.7%	—	—	—	47,059	48,011	3.4%
Other income producing investments	37,713	34,648	3.4%	—	—	—	37,713	34,648	2.4%
Non-income producing equity	4,832	5,107	0.5%	—	—	—	4,832	5,107	0.4%
Total investments	$1,026,450	$1,018,980	100.0%	$407,847	$392,445	100.0%	$1,434,297	$1,411,425	100.0%

The following table shows the composition of our investment portfolio by industry classification and the percentage, by fair value, of the total assets in such industries as of June 30, 2018 and December 31, 2017:

	June 30, 2018		December 31, 2017
Industry Classification	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
Healthcare & Pharmaceuticals	$324,080	18.0%	$255,608	17.0%
High Tech Industries	178,082	9.9%	194,902	12.9%
Services: Business	176,531	9.8%	195,251	13.0%
Media: Advertising, Printing & Publishing	137,354	7.6%	65,795	4.4%
Services: Consumer	133,360	7.4%	46,702	3.1%
Media: Diversified & Production	108,999	6.1%	117,896	7.8%
Telecommunications	78,562	4.3%	58,891	3.9%
Consumer Goods: Durable	76,626	4.3%	60,863	4.0%
Chemicals, Plastics & Rubber	70,759	3.9%	82,981	5.5%
Beverage, Food & Tobacco	66,890	3.7%	25,631	1.7%
Aerospace & Defense	58,969	3.3%	52,312	3.5%
Banking, Finance, Insurance & Real Estate	55,539	3.1%	19,857	1.3%
Capital Equipment	51,447	2.9%	53,276	3.5%
Hotel, Gaming & Leisure	48,049	2.7%	29,550	2.0%
Retail	36,087	2.0%	33,319	2.2%
Construction & Building	34,237	1.9%	24,633	1.6%
Energy: Oil & Gas	34,045	1.9%	38,397	2.5%
Transportation: Cargo	32,287	1.8%	32,877	2.2%
Diversified Financials	30,953	1.7%	43,814	2.9%
Consumer Goods: Non-Durable	21,704	1.2%	7,055	0.5%
Automotive	21,574	1.2%	40,565	2.7%
Metals & Mining	10,918	0.6%	12,785	0.8%
Forest Products & Paper	5,591	0.3%	5,599	0.4%

	June 30, 2018		December 31, 2017
Industry Classification	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
Media: Broadcasting & Subscription	4,239	0.2%	6,224	0.4%
Environmental Industries	2,955	0.2%	2,865	0.2%
Subtotal/total percentage	1,799,837	100.0%	1,507,648	100.0%
Short term investments	182,768		206,547
Total investments	$1,982,605		$1,714,195

The following table shows the composition of our investment portfolio and our underlying TRS loans portfolio by industry classification and the percentage, by fair value, of the total assets in such industries as of December 31, 2016:

	December 31, 2016
	Investment Portfolio		Total Return Swap		Total
Industry Classification	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
High Tech Industries	$217,339	21.3%	$45,351	11.6%	$262,690	18.6%
Services: Business	126,869	12.5%	66,733	17.0%	193,602	13.7%
Healthcare & Pharmaceuticals	118,337	11.6%	70,176	17.9%	188,513	13.4%
Diversified Financials	72,762	7.1%	—	—	72,762	5.2%
Media: Advertising, Printing & Publishing	54,354	5.3%	7,328	1.9%	61,682	4.4%
Beverage, Food & Tobacco	53,658	5.3%	—	—	53,658	3.8%
Construction & Building	39,137	3.8%	14,269	3.6%	53,406	3.8%
Chemicals, Plastics & Rubber	27,253	2.7%	25,701	6.5%	52,954	3.7%
Capital Equipment	51,155	5.0%	—	—	51,155	3.6%
Hotel, Gaming & Leisure	28,974	2.8%	21,071	5.4%	50,045	3.5%
Retail	18,852	1.9%	30,801	7.8%	49,653	3.5%
Telecommunications	35,411	3.5%	13,775	3.5%	49,186	3.5%
Automotive	39,192	3.9%	—	—	39,192	2.8%
Services: Consumer	9,477	0.9%	26,278	6.7%	35,755	2.5%
Media: Diversified & Production	23,100	2.3%	7,277	1.8%	30,377	2.1%
Banking, Finance, Insurance & Real Estate	17,636	1.7%	11,547	2.9%	29,183	2.1%
Aerospace & Defense	21,780	2.1%	5,564	1.4%	27,344	1.9%
Media: Broadcasting & Subscription	9,776	1.0%	10,013	2.6%	19,789	1.4%
Energy: Oil & Gas	12,803	1.3%	4,570	1.2%	17,373	1.2%
Consumer Goods: Durable	1,000	0.1%	15,942	4.1%	16,942	1.2%
Metals & Mining	11,349	1.1%	3,528	0.9%	14,877	1.1%
Energy: Electricity	13,715	1.3%	—	—	13,715	1.0%
Forest Products & Paper	—	—	12,521	3.2%	12,521	0.9%
Consumer Goods: Non-Durable	8,611	0.8%	—	—	8,611	0.6%
Containers, Packaging & Glass	3,845	0.4%	—	—	3,845	0.3%
Environmental Industries	2,595	0.3%	—	—	2,595	0.2%
Subtotal/total percentage	1,018,980	100.0%	392,445	100.0%	1,411,425	100.0%
Short term investments	70,498		—		70,498
Total investments	$1,089,478		$392,445		$1,481,923

Our investment portfolio may contain senior secured investments that are in the form of lines of credit, delayed draw term loans, revolving credit facilities, or unfunded commitments, which may require us to provide funding when requested in accordance with the terms of the underlying agreements. As of June 30, 2018 and December 31, 2017 and 2016, our unfunded commitments amounted to $155,807, $48,259 and $25,096, respectively. As of August 2, 2018, our unfunded commitments amounted to $99,919. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for us. Refer to the section “Commitments and Contingencies and Off-Balance Sheet Arrangements” for further details on our unfunded commitments.

Investment Portfolio Asset Quality

CIM uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that CIM uses to monitor our portfolio, are not in and of themselves determinative of fair value or revenue recognition and are presented for indicative purposes. CIM rates the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

The following is a description of the conditions associated with each investment rating used in this ratings system:

Investment Rating	Description
1	Indicates the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
2	Indicates a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected.
3	Indicates that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment rating of 3 requires closer monitoring.
4	Indicates that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment.
5	Indicates that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment.

For investments rated 3, 4, or 5, CIM enhances its level of scrutiny over the monitoring of such portfolio company.

The following table summarizes the composition of our investment portfolio based on the 1 to 5 investment rating scale at fair value as of June 30, 2018 and December 31, 2017, excluding short term investments of $182,768 and $206,547, respectively:

	June 30, 2018		December 31, 2017
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Investments Fair Value	Percentage of Investment Portfolio
1	$—	—	$—	—
2	1,524,032	84.7%	1,274,569	84.5%
3	237,619	13.2%	202,950	13.5%
4	36,805	2.0%	21,311	1.4%
5	1,381	0.1%	8,818	0.6%
	$1,799,837	100.0%	$1,507,648	100.0%

The following table summarizes the composition of our investment portfolio and our underlying TRS loans portfolio based on the 1 to 5 investment rating scale at fair value as of December 31, 2016, excluding short term investments of $70,498:

	December 31, 2016
	Investment Portfolio		Total Return Swap		Total
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
1	$—	—	$—	—	$—	—
2	963,477	94.6%	342,620	87.3%	1,306,097	92.5%
3	50,942	5.0%	34,657	8.8%	85,599	6.1%
4	4,561	0.4%	12,798	3.3%	17,359	1.2%
5	—	—	2,370	0.6%	2,370	0.2%
	$1,018,980	100.0%	$392,445	100.0%	$1,411,425	100.0%

The amount of the investment portfolio in each rating category may vary substantially from period to period resulting primarily from changes in the composition of such portfolio as a result of new investment, repayment and exit activities. In addition, changes in the rating of investments may be made to reflect our expectation of performance and changes in investment values.

Current Investment Portfolio

As of August 2, 2018, our investment portfolio, excluding our short term investments, consisted of interests in 158 portfolio companies (77% in senior secured first lien debt, 20% in senior secured second lien debt, 2% in collateralized securities and structured products (comprised of 1% invested in non-rated debt and 1% invested in non-rated equity of such securities and products), and 1% in equity) with a total estimated value of $1,818,885 with an average and median portfolio company annual EBITDA of $70.3 million and $54.2 million, respectively, at initial investment. As of August 2, 2018, investments in our portfolio, excluding our short term investments, were purchased at a weighted average price of 96.77% of par value. Our estimated gross annual portfolio yield was 9.59% based upon the purchase price of such investments. The estimated gross portfolio yield does not represent and may be higher than an actual investment return to shareholders because it excludes our expenses and all sales commissions and dealer manager fees. For the six months ended June 30, 2018, our total investment return-net asset value was 3.67%. Total investment return-net asset value does not represent and may be higher than an actual investment return to shareholders because it excludes all sales commissions and dealer manager fees. Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period, and is described further in Note 13 of our consolidated financial statements.

As of August 2, 2018, our only short term investment was an investment in a U.S. Treasury Obligations Fund of $138,740.

Results of Operations for the Three Months Ended June 30, 2018 and 2017

Our results of operations for the three months ended June 30, 2018 and 2017 were as follows:

	Three Months Ended June 30,
	2018	2017
Investment income	$41,933	$35,345
Net operating expenses	21,588	15,215
Net investment income	20,345	20,130
Net realized loss on investments and foreign currency	(5,154)	(3,079)
Net change in unrealized appreciation on investments	2,827	12,211
Net realized gain on total return swap	—	413
Net change in unrealized depreciation on total return swap	—	(134)
Net increase in net assets resulting from operations	$18,018	$29,541

Investment Income

For the three months ended June 30, 2018 and 2017, we generated investment income of $41,933 and $35,345, respectively, consisting primarily of interest income on investments in senior secured debt, collateralized securities, and structured products of 163 and 158 portfolio companies held during each respective period. Our average investment portfolio size, excluding our short-term investments, increased $226,855, from $1,463,274 for the three months ended June 30, 2017 to $1,690,129 for the three months ended June 30, 2018, as we deployed the net proceeds from our financing arrangements and the net proceeds from our follow-on continuous public offering, which commenced on January 25, 2016. We expect our investment portfolio to continue to grow due to the anticipated capital available to us for investment from our follow-on continuous public offering and amounts available under our financing arrangements. As a result, we believe that reported investment income for the three months ended June 30, 2018 and 2017 is not representative of our stabilized or future performance. Interest income earned by loans underlying the TRS was not included in investment income in the consolidated statements of operations, but rather it was recorded as part of net realized loss on total return swap. In lieu of extending the expiration date of the TRS beyond April 18, 2017, we entered into a traditional credit facility with Citibank on March 29, 2017.

Operating Expenses

The composition of our operating expenses for the three months ended June 30, 2018 and 2017 was as follows:

	Three Months Ended June 30,
	2018	2017
Management fees	$8,602	$7,422
Administrative services expense	531	425
General and administrative	1,604	1,671
Interest expense	10,851	5,697
Total operating expenses	$21,588	$15,215

During the three months ended June 30, 2018, the increase in management fees was a direct result of the increase in our gross assets less cash and cash equivalents, while the increase in interest expense was primarily the result of drawing on existing financing arrangements.

The composition of our general and administrative expenses for the three months ended June 30, 2018 and 2017 was as follows:

	Three Months Ended June 30,
	2018	2017
Professional fees	$324	$228
Transfer agent expense	317	312
Valuation expense	207	327
Dues and subscriptions	158	237
Director fees and expenses	121	116
Insurance expense	103	104
Accounting costs	84	45
Printing and marketing expense	74	126
Due diligence fees	27	3
Other expenses	189	173
Total general and administrative expense	$1,604	$1,671

Net Investment Income

Our net investment income totalled $20,345 and $20,130 for the three months ended June 30, 2018 and 2017, respectively. The slight increase in net investment income was primarily due to an increase in the size of our investment portfolio as we deployed proceeds received from our follow-on continuous public offering and our financing arrangements, which were largely offset by the increase in interest expense and management fees.

Net Realized Loss on Investments and Foreign Currency

Our net realized loss on investments and foreign currency totalled ($5,154) and ($3,079) for the three months ended June 30, 2018 and 2017, respectively. This change was mainly due to losses realized on certain investments and a decrease in sales and principal repayment activity during the three months ended June 30, 2018 compared to the three months ended June 30, 2017. During the three months ended June 30, 2018, we received sale proceeds of $36,563 and principal repayments of $128,663, resulting in net realized losses of ($5,161). During the three months ended June 30, 2017, we received sale proceeds of $56,213 and principal repayments of $150,286, resulting in net realized losses of ($3,082).

Net Change in Unrealized Appreciation on Investments

The net change in unrealized appreciation on our investments totalled $2,827 and $12,211 for the three months ended June 30, 2018 and 2017, respectively. This change was driven primarily by a lesser degree of credit spread tightening for middle market loans during the three months ended June 30, 2018 compared to the three months ended June 30, 2017.

Net Realized Gain on TRS

Our net realized gain on the TRS totalled $0 and $413 for the three months ended June 30, 2018 and 2017, respectively. The components of net realized gain on the TRS are summarized below:

	Three Months Ended June 30,
	2018	2017
Interest and other income from TRS portfolio	$—	$584
Interest and other expense from TRS portfolio	—	(305)
Net gain on TRS loan sales	—	134
Total	$—	$413

The net realized gain on TRS for the three months ended June 30, 2017 was primarily due to the sale of a majority of loans underlying the TRS to Flatiron Funding II on March 29, 2017.

Net Change in Unrealized Depreciation on TRS

The net change in unrealized depreciation on the TRS totalled $0 and ($134) for the three months ended June 30, 2018 and 2017, respectively. During the three months ended June 30, 2017, the remaining loans underlying the TRS were sold to Flatiron Funding II.

Net Increase in Net Assets Resulting from Operations

For the three months ended June 30, 2018 and 2017, we recorded a net increase in net assets resulting from operations of $18,018 and $29,541, respectively, as a result of our operating activity for the respective periods.

Results of Operations for the Six Months Ended June 30, 2018 and 2017

Our results of operations for the six months ended June 30, 2018 and 2017 were as follows:

	Six Months Ended June 30,
	2018	2017
Investment income	$80,319	$63,390
Net operating expenses	40,888	26,715
Net investment income	39,431	36,675
Net realized loss on investments and foreign currency	(3,057)	(2,195)
Net change in unrealized appreciation on investments	1,377	9,394
Net realized loss on total return swap	—	(13,856)
Net change in unrealized appreciation on total return swap	—	15,402
Net increase in net assets resulting from operations	$37,751	$45,420

Investment Income

For the six months ended June 30, 2018 and 2017, we generated investment income of $80,319 and $63,390, respectively, consisting primarily of interest income on investments in senior secured debt, collateralized securities, structured products, and unsecured debt of 185 and 167 portfolio companies held during each respective period. Our average investment portfolio size, excluding our short-term investments, increased $374,723, from $1,279,020 for the six months ended June 30, 2017 to $1,653,743 for the six months ended June 30, 2018, as we deployed the net proceeds from our financing arrangements and the net proceeds from our follow-on continuous public offering, which commenced on January 25, 2016. We expect our investment portfolio to continue to grow due to the anticipated capital available to us for investment from our follow-on continuous public offering and amounts available under our financing arrangements. As a result, we believe that reported investment income for the six months ended June 30, 2018 and 2017 is not representative of our stabilized or future performance. Interest income earned by loans underlying the TRS was not included in investment income in the consolidated statements of operations, but rather it was recorded as part of net realized loss on total return swap. In lieu of extending the expiration date of the TRS beyond April 18, 2017, we entered into a traditional credit facility with Citibank on March 29, 2017.

Operating Expenses

The composition of our operating expenses for the six months ended June 30, 2018 and 2017 was as follows:

	Six Months Ended June 30,
	2018	2017
Management fees	$16,541	$13,904
Administrative services expense	992	771
General and administrative	3,586	3,417
Interest expense	19,769	8,623
Total operating expenses	$40,888	$26,715

During the six months ended June 30, 2018, the increase in management fees was a direct result of the increase in our gross assets less cash and cash equivalents, while the increase in interest expense was primarily the result of drawing on existing financing arrangements.

The composition of our general and administrative expenses for the six months ended June 30, 2018 and 2017 was as follows:

	Six Months Ended June 30,
	2018	2017
Professional fees	$953	$796
Transfer agent expense	646	626
Dues and subscriptions	402	407
Valuation expense	371	526
Director fees and expenses	242	202
Insurance expense	203	207
Accounting costs	161	100
Printing and marketing expense	146	232
Due diligence fees	109	58
Other expenses	353	263
Total general and administrative expense	$3,586	$3,417

Net Investment Income

Our net investment income totalled $39,431 and $36,675 for the six months ended June 30, 2018 and 2017, respectively. The increase in net investment income was primarily due to an increase in the size of our investment portfolio relative to our expenses as we continued to achieve economies of scale due to proceeds received from our follow-on continuous public offering and our financing arrangements.

Net Realized Loss on Investments and Foreign Currency

Our net realized loss on investments and foreign currency totalled ($3,057) and ($2,195) for the six months ended June 30, 2018 and 2017, respectively. This change was mainly due to losses realized on certain investments, which were partially offset by an increase in sales and principal repayment activity during the six months ended June 30, 2018 compared to the six months ended June 30, 2017. During the six months ended June 30, 2018, we received sale proceeds of $96,932 and principal repayments of $321,081, resulting in net realized losses of ($3,066). During the six months ended June 30, 2017, we received sale proceeds of $87,116 and principal repayments of $259,729, resulting in net realized losses of ($2,342).

Net Change in Unrealized Appreciation on Investments

The net change in unrealized appreciation on our investments totalled $1,377 and $9,394 for the six months ended June 30, 2018 and 2017, respectively. This change was driven primarily by generally flat credit spreads during the six months ended June 30, 2018 compared to tightening credit spreads during the six months ended June 30, 2017 that positively impacted the fair value of certain investments.

Net Realized Loss on TRS

Our net realized loss on the TRS totalled $0 and ($13,856) for the six months ended June 30, 2018 and 2017, respectively. The components of net realized loss on the TRS are summarized below:

	Six Months Ended June 30,
	2018	2017
Interest and other income from TRS portfolio	$—	$6,543
Interest and other expense from TRS portfolio	—	(2,949)
Net loss on TRS loan sales	—	(17,450)
Total	$—	$(13,856)

The net realized loss on TRS for the six months ended June 30, 2017 was primarily due to the sale of a majority of loans underlying the TRS to Flatiron Funding II on March 29, 2017.

Net Change in Unrealized Appreciation on TRS

The net change in unrealized appreciation on the TRS totalled $0 and $15,402 for the six months ended June 30, 2018 and 2017, respectively. This change was driven primarily by a reversal of previous unrealized depreciation on the loans underlying the TRS upon the purchase of the loans by Flatiron Funding II on March 29, 2017.

Net Increase in Net Assets Resulting from Operations

For the six months ended June 30, 2018 and 2017, we recorded a net increase in net assets resulting from operations of $37,751 and $45,420, respectively, as a result of our operating activity for the respective periods.

Results of Operations for the Years Ended December 31, 2017 and 2016

Our results of operations for the years ended December 31, 2017 and 2016 were as follows:

	Years Ended December 31,
	2017	2016
Investment income	$144,988	$80,590
Net operating expenses	65,122	32,879
Net investment income	79,866	47,711
Net realized (loss) gain on investments and foreign currency	(4,861)	2,721
Net change in unrealized appreciation on investments	9,448	21,584
Net realized (loss) gain on total return swap	(13,956)	28,159
Net change in unrealized appreciation on total return swap	15,402	19,498
Net increase in net assets resulting from operations	$85,899	$119,673

Investment Income

For the years ended December 31, 2017 and 2016, we generated investment income of $144,988 and $80,590, respectively, consisting primarily of interest income on investments in senior secured debt, collateralized securities, structured products, and unsecured debt of 214 and 131 portfolio companies held during each respective period. Our average investment portfolio size, excluding our short term investments and TRS, increased $428,371, from $834,944 during the year ended December 31, 2016 to $1,263,315 during the year ended December 31, 2017, as we deployed the net proceeds from our financing arrangements and the net proceeds from our follow-on continuous public offering, which commenced on January 25, 2016. We expect our investment portfolio to continue to grow due to the anticipated equity available to us for investment from our follow-on continuous public offering and amounts available under our financing arrangements. As a result, we believe that reported investment income for the years ended December 31, 2017 and 2016 is not representative of our stabilized or future performance. Interest income earned by loans underlying the TRS was not included in investment income in the consolidated statements of operations, but rather it was recorded as part of net realized (loss) gain on total return swap. In lieu of extending the expiration date of the TRS beyond April 18, 2017, we entered into a traditional credit facility with Citibank on March 29, 2017.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2017 and 2016 was as follows:

	Years Ended December 31,
	2017	2016
Management fees	$29,549	$20,092
Administrative services expense	2,160	1,834
Subordinated incentive fee on income	3,222	—
General and administrative	7,116	6,717
Interest expense	23,075	3,569
Total operating expenses	65,122	32,212
Recoupment of expense support from CIG	—	667
Net operating expenses	$65,122	$32,879

During the year ended December 31, 2017, the increase in management fees was a direct result of the increase in our net assets, while the increase in interest expense was primarily the result of entering into new financing arrangements. The decrease in recoupment of expense support from CIG was a result of our reimbursement of all previously provided expense support from CIG as of December 31, 2017. The increase in the subordinated incentive fee on income was a result of us reaching the hurdle rate of 1.875% for pre-incentive fee net investment income for the three months ended December 31, 2017.

The composition of our general and administrative expenses for the years ended December 31, 2017 and 2016 was as follows:

	Years Ended December 31,
	2017	2016
Transfer agent expense	$1,284	$1,272
Valuation expense	1,238	625
Professional fees	1,182	1,623
Dues and subscriptions	837	775
Director fees and expenses	438	274
Insurance expense	411	376
Printing and marketing expense	374	553
Accounting costs	237	241
Due diligence fees	165	470
Filing fees	73	53
Other expenses	877	455
Total general and administrative expense	$7,116	$6,717

Expense Support and Recoupment of Expense Support

Our affiliate, CIG, agreed to provide expense support to us commencing with the quarter ended December 31, 2012 for certain expenses pursuant to the expense support and conditional reimbursement agreement. We further amended and restated the expense support and conditional reimbursement agreement on December 16, 2015 and December 14, 2016 for purposes of including AIM as a party to the expense support and conditional reimbursement agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. Refer to the discussion under “Related Party Transactions” below for further details about the expense support and conditional reimbursement agreement. Also, see Note 4 to our consolidated financial statements for additional disclosure regarding expense support from CIM, CIG and/or AIM.

For the year ended December 31, 2016, CIG recouped all remaining unreimbursed expense support of $667, which was made during the three months ended December 31, 2014, in connection with the expense support and conditional reimbursement agreement. We did not record any expense support recoupment during the year ended December 31, 2017 as all expense support had been previously recouped. We did not receive any expense support from CIG or AIM for the years ended December 31, 2017 or 2016.

Recoupment of such support will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. As a result, we may or may not be requested to reimburse CIM for any expense support that may be received from CIM in the future.

Net Investment Income

Our net investment income totaled $79,866 and $47,711 for the years ended December 31, 2017 and 2016, respectively. The increase in net investment income was primarily due to the refinancing of the TRS into a traditional credit facility and an increase in the size of our investment portfolio relative to our expenses as we continued to achieve economies of scale due to proceeds received from our follow-on continuous public offering and our financing arrangements.

Net Realized (Loss) Gain on Investments and Foreign Currency

Our net realized (loss) gain on investments and foreign currency totaled $(4,861) and $2,721 for the years ended December 31, 2017 and 2016, respectively. This change was primarily due to realized losses on certain underperforming investments.

Net Change in Unrealized Appreciation on Investments

The net change in unrealized appreciation on our investments totaled $9,448 and $21,584 for the years ended December 31, 2017 and 2016, respectively. This change was driven by the continued tightening of credit spreads during the year ended December 31, 2017 that positively impacted the fair value of certain investments, partially offset by the deteriorating credit quality of certain investments.

Net Realized (Loss) Gain on TRS

Our net realized (loss) gain on the TRS totaled $(13,956) and $28,159 for the years ended December 31, 2017 and 2016, respectively. The components of net realized (loss) gain on the TRS are summarized below:

	Years Ended December 31,
	2017	2016
Interest and other income from TRS portfolio	$6,511	$39,746
Interest and other expense from TRS portfolio	(3,017)	(13,473)
Net (loss) gain on TRS loan sales	(17,450)	1,886
Total	$(13,956)	$28,159

Net Change in Unrealized Appreciation on TRS

The net change in unrealized appreciation on the TRS totaled $15,402 and $19,498 for the years ended December 31, 2017 and 2016, respectively. Unrealized appreciation during the year ended December 31, 2017 was primarily due to previously unrealized depreciation becoming realized upon the expiration of the TRS. Conversely, unrealized appreciation during the year ended December 31, 2016 was driven primarily by a tightening of credit spreads during 2016 that positively impacted the fair value of certain investments.

Net Increase in Net Assets Resulting from Operations

For the year ended December 31, 2017, we recorded a net increase in net assets resulting from operations of $85,899 compared to a net increase in net assets resulting from operations of $119,673 for the year ended December 31, 2016, as a result of our operating activity for the respective periods.

Results of Operations for the Years Ended December 31, 2016 and 2015

Our results of operations for the years ended December 31, 2016 and 2015 were as follows:

	Years Ended December 31,
	2016	2015
Investment income	$80,590	$52,809
Net operating expenses	32,879	28,047
Net investment income	47,711	24,762
Net realized gain on investments and foreign currency	2,721	1,121
Net change in unrealized appreciation (depreciation) on investments	21,584	(27,587)
Net realized gain on total return swap	28,159	30,753
Net change in unrealized appreciation (depreciation) on total return swap	19,498	(30,491)
Net increase (decrease) in net assets resulting from operations	$119,673	$(1,442)

Investment Income

For the years ended December 31, 2016 and 2015, we generated investment income of $80,590 and $52,809, respectively, consisting primarily of interest income on investments in senior secured debt, collateralized securities, structured products, and unsecured debt of 131 and 91 portfolio companies held during each respective period. Our average investment portfolio size, excluding our short term investments and TRS, increased $333,708, from $501,236 during the year ended December 31, 2015 to $834,944 during the year ended December 31, 2016, as we deployed the net proceeds from the JPM Credit Facility and the net proceeds from our follow-on continuous public offering, which commenced on January 25, 2016. We expect our investment portfolio to continue to grow due to the anticipated equity available to us for investment from our follow-on continuous public offering. As a result, we believe that reported investment income for the years ended December 31, 2016 and 2015 is not representative of our stabilized or future performance. Interest income earned by loans underlying the TRS is not included in investment income in the consolidated statements of operations, but rather it is recorded as part of net realized gain on total return swap.

Operating Expenses

The composition of our operating expenses for the years ended December 31, 2016 and 2015 was as follows:

	Years Ended December 31,
	2016	2015
Management fees	$20,092	$14,827
Administrative services expense	1,834	1,900
General and administrative	6,717	6,248
Interest expense	3,569	405
Total operating expenses	32,212	23,380
Recoupment of expense support from CIG	667	4,667
Net operating expenses	$32,879	$28,047

During the year ended December 31, 2016, the increase in management fees was a direct result of the increase in our net assets, while the increase in interest expense was a result of entering into the JPM Credit Facility on August 26, 2016. The decrease in recoupment of expense support from CIG was a result of our reimbursement of all previously provided expense support from CIG as of December 31, 2016.

The composition of our general and administrative expenses for the years ended December 31, 2016 and 2015 was as follows:

	Years Ended December 31,
	2016	2015
Professional fees	$1,623	$1,044
Transfer agent expense	1,272	1,144
Dues and subscriptions	775	505
Valuation expense	625	310
Printing and marketing expense	553	755
Due diligence fees	470	1,006
Insurance expense	376	297
Director fees and expenses	274	296
Accounting costs	241	115
Filing fees	53	478
Other expenses	455	298
Total general and administrative expense	$6,717	$6,248

Expense Support and Recoupment of Expense Support

For the year ended December 31, 2016, CIG recouped $667 of expense support made during the three months ended December 31, 2014 in connection with the expense support and conditional reimbursement agreement. For the year ended December 31, 2015, CIG recouped $4,667 of expense support made during each of the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, and December 31, 2014 in connection with the expense support and conditional reimbursement agreement. We did not receive any expense support from CIG or AIM for the years ended December 31, 2016 or 2015.

Net Investment Income

Our net investment income totaled $47,711 and $24,762 for the years ended December 31, 2016 and 2015, respectively. The increase in net investment income was primarily due to an increase in the size of our investment portfolio relative to our expenses as we continued to achieve economies of scale due to proceeds received from our continuous public offerings and our credit facilities.

Net Realized Gain on Investments and Foreign Currency

Our net realized gain on investments and foreign currency totaled $2,721 and $1,121 for the years ended December 31, 2016 and 2015, respectively. The increase in net realized gain on investments and foreign currency was primarily due to an increase in sales and principal repayment activity during the year ended December 31, 2016 compared to the year ended December 31, 2015. During the year ended December 31, 2016, we received sale proceeds of $34,951 and principal repayments of $194,124, resulting in net realized gains of $2,721. During the year ended December 31, 2015, we received sale proceeds of $71,605 and principal repayments of $41,828, resulting in net realized gains of $1,121.

Net Change in Unrealized Appreciation (Depreciation) on Investments

The net change in unrealized appreciation (depreciation) on our investments totaled $21,584 and ($27,587) for the years ended December 31, 2016 and 2015, respectively. This change was driven primarily by a tightening of credit spreads during the year ended December 31, 2016 that positively impacted the fair value of certain investments.

Net Realized Gain on TRS

Our net realized gain on the TRS totaled $28,159 and $30,753 for the years ended December 31, 2016 and 2015, respectively. The components of net realized gain on the TRS are summarized below:

	Years Ended December 31,
	2016	2015
Interest and other income from TRS portfolio	$39,746	$40,499
Interest and other expense from TRS portfolio	(13,473)	(10,218)
Net gain on TRS loan sales	1,886	472
Total	$28,159	$30,753

Net Change in Unrealized Appreciation (Depreciation) on TRS

The net change in unrealized appreciation (depreciation) on the TRS totaled $19,498 and ($30,491) for the years ended December 31, 2016 and 2015, respectively. This change was driven primarily by a tightening of credit spreads during the year ended December 31, 2016 that positively impacted the fair value of certain investments.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the year ended December 31, 2016, we recorded a net increase in net assets resulting from operations of $119,673 compared to a net decrease in net assets resulting from operations of ($1,442) for the year ended December 31, 2015, as a result of our operating activity for the respective periods.

Net Asset Value per Share, Annual Investment Return and Total Return Since Inception

Our net asset value per share was $9.11 and $9.14 on June 30, 2018 and December 31, 2017, respectively. After considering (i) the overall changes in net asset value per share, (ii) paid distributions of approximately $0.3658 per share during the six months ended June 30, 2018, and (iii) the assumed reinvestment of those distributions in accordance with our distribution reinvestment plan then in effect, the total investment return-net asset value was 3.67% for the six-month period ended June 30, 2018. Total investment return-net asset value does not represent and may be higher than an actual return to shareholders because it excludes all sales commissions and dealer manager fees. Total investment return-net asset value is a measure of the change in total value for shareholders who held our common stock at the beginning and end of the period, including distributions paid or payable during the period, and is described further in Note 13 to our consolidated financial statements.

Initial shareholders who subscribed to the offering in December 2012 with an initial investment of $10,000 and an initial purchase price equal to $9.00 per share (public offering price net of sales load) have seen an annualized return of 8.35% and a cumulative total return of 55.97% through June 30, 2018 (see chart below). Initial shareholders who subscribed to the offering in December 2012 with an initial investment of $10,000 and an initial purchase price equal to $10.00 per share (the initial public offering price including sales load) have seen an annualized return of 6.31% and a cumulative total return of 40.37% through June 30, 2018. Over the same time period, the S&P/LSTA Leveraged Loan Index, a primary measure of senior debt covering the U.S. leveraged loan market, which currently consists of approximately 1,000 credit facilities throughout numerous industries, recorded an annualized return of 4.18% and a cumulative total return of 25.45%. In addition, the BofA Merrill Lynch US High Yield Index, a primary measure of short-term US dollar denominated below investment grade corporate debt publicly issued in the US domestic market, recorded an annualized return of 5.27% and a cumulative total return of 32.89% over the same period.

Growth of $10,000 Initial Investment(1)
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
$15,597
$14,037
$13,289
$12,545
12/17/2012
6/30/2013
12/31/2013
6/30/2014
12/31/2014
6/30/2015
12/31/2015
6/30/2016
12/31/2016
6/30/2017
12/31/2017
6/30/2018
CĪON Investment Corporation (excluding sales load)
S&P/LSTA Leveraged Loan Index
CĪON Investment Corporation (including sales load)
BofA ML US High Yield Index

(1)	Cumulative performance: December 17, 2012 to June 30, 2018.

The calculations for the Growth of $10,000 Initial Investment are based upon (i) an initial investment of $10,000 in our common stock at the beginning of the period, at a share price of $10.00 per share (including sales load) and $9.00 per share (excluding sales load), (ii) assumes reinvestment of monthly distributions in accordance with our distribution reinvestment plan then in effect, (iii) the sale of the entire investment position at the net asset value per share on the last day of the period, and (iv) the distributions declared and payable to shareholders, if any, on the last day of the period.

Financial Condition, Liquidity and Capital Resources

We generate cash primarily from cash flows from interest, fees and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. We also employ leverage to seek to enhance our returns as market conditions permit and at the discretion of CIM. On March 23, 2018, an amendment to Section 61(a) of the 1940 Act was signed into law to permit BDCs to reduce the minimum “asset coverage” ratio from 200% to 150% and, as a result, to potentially increase the ratio of a BDC’s debt to equity to a maximum 2 to 1 from a maximum of 1 to 1, so long as certain approval and disclosure requirements are satisfied. We currently have not determined whether to seek to utilize such additional leverage. We are engaged in a follow-on continuous public offering of shares of our common stock. Our initial continuous public offering commenced on July 2, 2012 and ended on December 31, 2015. Our follow-on continuous public offering commenced on January 25, 2016 and will continue until no later than January 25, 2019. We accept subscriptions on a continuous basis and issue shares at weekly closings at prices that, after deducting selling commissions and dealer manager fees, are at or above our net asset value per share.

Since May 1, 2018, we have temporarily suspended the sale of shares of our common stock while we engage with the SEC to have declared effective a post-effective amendment to our registration statement. We are currently working with the SEC to have our registration statement declared effective as promptly as practicable. We will file a Form 8-K to announce the resumption of the sale of shares of our common stock.

We will sell our shares on a continuous basis at our latest public offering price of $9.70 per share; however, to the extent that our net asset value fluctuates, we will sell at a price necessary to ensure that shares are sold at a price, after deduction of selling commissions and dealer manager fees, that is above and within 2.5% of net asset value per share.

Since commencing our initial continuous public offering on July 2, 2012 and through June 30, 2018, we sold 115,570,125 shares of common stock for net proceeds of $1,173,741 at an average price per share of $10.16. The net proceeds include gross proceeds received from reinvested shareholder distributions of $143,759, for which we issued 15,775,733 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $105,725, for which we repurchased 11,628,963 shares of common stock. Since commencing our initial continuous public offering on July 2, 2012 and through June 30, 2018, sales commissions and dealer manager fees related to the sale of our common stock were $64,845 and $32,305, respectively.

Since commencing our initial continuous public offering on July 2, 2012 and through December 31, 2017, we sold 115,781,751 shares of common stock for net proceeds of $1,174,850 at an average price per share of $10.15. The net proceeds include gross proceeds received from reinvested shareholder distributions of $124,132, for which we issued 13,623,777 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $65,821, for which we repurchased 7,261,847 shares of common stock. Since commencing our initial continuous public offering on July 2, 2012 and through December 31, 2017, sales commissions and dealer manager fees related to the sale of our common stock were $64,460 and $31,982, respectively.

As of December 31, 2016, we sold 109,787,557 shares for net proceeds of $1,117,566 at an average price per share of $10.18. The net proceeds received include reinvested shareholder distributions of $84,473, for which we issued 9,281,664 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $25,414, for which we repurchased 2,827,092 shares of common stock. Since commencing our initial continuous public offering on July 2, 2012 and through December 31, 2016, sales commissions and dealer manager fees related to the sale of our common stock were $63,255 and $30,994, respectively.

From July 2, 2012 through August 2, 2018, we sold 113,471,640 shares of common stock for net proceeds of $1,154,741 at an average price per share of $10.18. The net proceeds include gross proceeds received from reinvested shareholder distributions of $147,483, for which we issued 16,184,844 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $128,449, for which we repurchased 14,136,559 shares of common stock. Since commencing our initial continuous public offering on July 2, 2012 and through August 2, 2018, sales commissions and dealer manager fees related to the sale of our common stock were $64,845 and $32,305, respectively.

The net proceeds from our follow-on continuous public offering will be invested primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less prior to being invested in debt securities of private U.S. companies.

As of June 30, 2018 and December 31, 2017 and 2016, we had $182,768, $206,547 and $70,498 in short term investments, respectively, invested in a fund that primarily invests in U.S. government securities.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsors have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy as of the effective date of this prospectus.

Total Return Swap

On December 17, 2012, we, through our wholly-owned consolidated subsidiary, Flatiron, entered into a TRS with Citibank. Flatiron and Citibank amended the TRS on several occasions, most recently on February 18, 2017 to extend the termination or call date from February 18, 2017 to April 18, 2017. Prior to the call date, the maximum aggregate market value of the portfolio of loans subject to the TRS (determined at the time each such loan became subject to the TRS) was $800,000 and the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS was a spread of 1.40% per year over the floating rate index specified for each such loan, which would not be less than zero. On April 18, 2017, the TRS expired in accordance with its terms.

The value of the TRS was based on the increase or decrease in the value of the loans underlying the TRS, as determined by us. The loans underlying the TRS were valued in the same manner as loans owned by us. As of December 31, 2016, the fair value of the TRS was ($15,402). The fair value of the TRS was reflected as unrealized depreciation on total return swap on our consolidated balance sheets. The change in value of the TRS was reflected in our consolidated statements of operations as net change in unrealized depreciation on total return swap. As of December 31, 2016, Flatiron had selected 51 underlying loans with a total notional amount of $407,847 and posted $143,335 in cash collateral held by Citibank (of which only $131,073 was required to be posted), which was reflected in due from counterparty on our consolidated balance sheets. As of December 31, 2017, Citibank returned all cash collateral to Flatiron.

Receivable on total return swap was composed of any amounts due from Citibank that consisted of earned but not yet collected net interest and fees and net gains on sales and principal repayments of underlying loans of the TRS. As of December 31, 2016, the receivable on total return swap consisted of the following:

December 31, 2016
Interest and other income from TRS portfolio	$5,620
Interest and other expense from TRS portfolio	(1,928)
Net gain on TRS loan sales	495
Receivable on total return swap	$4,187

Realized gains and losses on the TRS are composed of any gains or losses on loans underlying the TRS as well as net interest and fees earned during the period. For the three and six months ended June 30, 2018 and 2017, the net realized gain (loss) on the TRS consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Interest and other income from TRS portfolio	$—	$584	$—	$6,543
Interest and other expense from TRS portfolio	—	(305)	—	(2,949)
Net gain (loss) on TRS loan sales	—	134	—	(17,450)
Net realized gain (loss)(1)	$—	$413	$—	$(13,856)

(1)	Net realized gain (loss) is reflected in net realized gain (loss) on total return swap on our consolidated statements of operations.

For the years ended December 31, 2017, 2016 and 2015, net realized (loss) gain on the TRS consisted of the following:

	Years Ended December 31,
	2017	2016	2015
Interest and other income from TRS portfolio	$6,511	$39,746	$40,499
Interest and other expense from TRS portfolio	(3,017)	(13,473)	(10,218)
Net (loss) gain on TRS loan sales	(17,450)	1,886	472
Net realized (loss) gain(1)	$(13,956)	$28,159	$30,753

(1)	Net realized (loss) gain is reflected in net realized (loss) gain on total return swap on our consolidated statements of operations.

On March 29, 2017, Flatiron Funding II purchased certain loans underlying the TRS with a notional value of $363,860 in connection with the TRS refinancing.

The following table presents summary information with respect to our outstanding financing arrangements as of June 30, 2018:

Financing Arrangement	Type of Financing Arrangement	Rate	Amount Outstanding	Amount Available	Maturity Date
Citibank Credit Facility	Revolving Credit Facility	L+2.00%	$324,542	$458	March 30, 2020
JPM Credit Facility	Term Loan Credit Facility	L+3.00%	224,423	50,577	August 24, 2021
UBS Facility	Repurchase Agreement	L+3.50%	200,000	—	May 19, 2020
MS Credit Facility	Revolving Credit Facility	L+3.00%	150,000	50,000	December 19, 2022

Citibank Credit Facility

On March 29, 2017, Flatiron Funding II entered into the Citibank Credit Facility with Citibank. The Citibank Credit Facility provides for a revolving credit facility in an aggregate principal amount of $325,000, subject to compliance with a borrowing base. On March 29, 2017, September 26, 2017 and November 17, 2017, Flatiron Funding II drew down $231,698, $50,000 and $42,844 of borrowings under the Citibank Credit Facility, respectively.

On July 11, 2017, Flatiron Funding II entered into the Amended Citibank Credit Facility with Citibank to make certain immaterial administrative amendments as a result of the termination of AIM as our investment sub-adviser as discussed above.

Advances under the Amended Citibank Credit Facility bear interest at a floating rate equal to (1) the higher of (a) the Citibank prime rate, (b) the federal funds rate plus 1.5% or (c) the three-month LIBOR plus 1.0%, plus (2) a spread of (a) 2% per year during the period from and including March 29, 2017 and the earlier of March 29, 2019 and the date the Amended Citibank Credit Facility matures, or (b) 3% per year during the period from the date the Amended Citibank Credit Facility matures until all obligations under the Amended Citibank Credit Facility have been paid in full. Interest is payable quarterly in arrears. All advances under the Amended Citibank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than March 30, 2020. Flatiron Funding II may prepay advances pursuant to the terms and conditions of the credit and security agreement, subject to a 0.50% premium if the amount of the Amended Citibank Credit Facility is reduced or terminated on or prior to March 29, 2019. In addition, Flatiron Funding II will be subject to a non-usage fee of 0.75% per year (subject to an increase to 2% in certain circumstances) on the amount, if any, of the aggregate principal amount available under the Amended Citibank Credit Facility that has not been borrowed. The non-usage fees, if any, are payable quarterly in arrears. Flatiron Funding II incurred certain customary costs and expenses in connection with obtaining the Citibank Credit Facility.

We incurred debt issuance costs of $1,945 in connection with obtaining the Citibank Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended Citibank Credit Facility, which is included in our consolidated balance sheets as of June 30, 2018 and December 31, 2017 and will amortize to interest expense over the term of the Amended Citibank Credit Facility. At June 30, 2018, the unamortized portion of the debt issuance costs was $1,131.

Flatiron Funding II purchased loans and other corporate debt securities with a fair value of $354,967 on the closing date pursuant to master participation and assignment agreements between Flatiron Funding II and each of 15th Street Loan Funding and 15th Street Loan Funding 2, each a special purpose subsidiary of Citibank. 15th Street Loan Funding and 15th Street Loan Funding 2 held loans and other corporate debt securities in connection with the TRS Agreement between Citibank and Flatiron. Flatiron Funding II’s obligations to Citibank under the Amended Citibank Credit Facility are secured by a first priority security interest in all of the assets of Flatiron Funding II. The obligations of Flatiron Funding II under the Amended Citibank Credit Facility are non-recourse to us, and our exposure under the Amended Citibank Credit Facility is limited to the value of our investment in Flatiron Funding II.

In connection with the Amended Citibank Credit Facility, Flatiron Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the six months ended June 30, 2018, Flatiron Funding II was in compliance with all covenants and reporting requirements. As of June 30, 2018 and August 2, 2018, our outstanding borrowings under the Amended Citibank Credit Facility were $324,542 and the unfunded principal amount in connection with the Amended Citibank Credit Facility was $458.

For the three months ended June 30, 2018 and 2017, the six months ended June 30, 2018, and the period from March 29, 2017 to June 30, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the Amended Citibank Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30, 2018	Period from March 29, 2017 to June 30, 2017
	2018	2017
Stated interest expense	$3,515	$1,846	$6,422	$1,907
Amortization of deferred financing costs	161	151	321	156
Non-usage fee	1	177	2	183
Total interest expense	$3,677	$2,174	$6,745	$2,246
Weighted average interest rate(1)	4.29%	3.46%	3.94%	3.45%
Average borrowings	$324,542	$231,698	$324,542	$231,698

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended Citibank Credit Facility and is annualized for periods covering less than one year.

For the period from March 29, 2017 through December 31, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the Amended Citibank Credit Facility were as follows:

For the Period from March 29, 2017 through December 31, 2017
Stated interest expense	$6,447
Non-usage fee	398
Amortization of deferred financing costs	493
Total interest expense	$7,338
Weighted average interest rate(1)	3.46%
Average borrowings	$256,259

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended Citibank Credit Facility and is annualized for periods covering less than one year.

JPM Credit Facility

On August 26, 2016, 34th Street entered into the JPM Credit Facility with JPM. The JPM Credit Facility provided for borrowings in an aggregate principal amount of $150,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the JPM Credit Facility. On August 26, 2016, 34th Street drew down $57,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, July 11, 2017, November 28, 2017 and May 23, 2018, 34th Street entered into the Amended JPM Credit Facility with JPM. Under the Amended JPM Credit Facility entered into on September 30, 2016, the aggregate principal amount available for borrowings was increased from $150,000 to $225,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the Amended JPM Credit Facility. On September 30, 2016, 34th Street drew down $167,423 of additional borrowings under the Amended JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from CS Park View (as discussed in Note 6 to our audited consolidated financial statements). Under the Amended JPM Credit Facility entered into on July 11, 2017 and November 28, 2017, certain immaterial administrative amendments were made as a result of the termination of AIM as our investment sub-adviser as discussed herein. Under the Amended JPM Credit Facility entered into on May 23, 2018, the aggregate principal amount available for borrowings was increased from $225,000 to $275,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the Amended JPM Credit Facility, and the maturity date was extended to August 24, 2021.

Advances under the Amended JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.00% per year, which was reduced from 3.50% under the Amended JPM Credit Facility entered into on May 23, 2018. Interest is payable quarterly in arrears. All advances under the Amended JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than August 24, 2021. 34th Street may prepay advances pursuant to the terms and conditions of the Amended JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.5% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the Amended JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, August 23, 2018, or the Ramp-Up Period, and from the termination of the Ramp-Up Period and ending on, but excluding, August 24, 2020, respectively. The non-usage fees, if any, are payable quarterly in arrears.

We contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the Amended JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the Amended JPM Credit Facility are non-recourse to us, and our exposure under the Amended JPM Credit Facility is limited to the value of our investment in 34th Street.

In connection with the Amended JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the six months ended June 30, 2018, 34th Street was in compliance with all covenants and reporting requirements. As of June 30, 2018 and August 2, 2018, our outstanding borrowings under the Amended JPM Credit Facility were $224,423 and the unfunded principal amount in connection with the Amended JPM Credit Facility was $50,577.

We incurred debt issuance costs of $4,017 in connection with obtaining and amending the JPM Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended JPM Credit Facility, which is included in our consolidated balance sheets as of June 30, 2018 and December 31, 2017 and will amortize to interest expense over the term of the Amended JPM Credit Facility. At June 30, 2018, the unamortized portion of the debt issuance costs was $2,409.

For the three and six months ended June 30, 2018 and 2017, the components of interest expense, average borrowings, and weighted average interest rate for the Amended JPM Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Stated interest expense	$3,073	$2,673	$5,911	$5,208
Amortization of deferred financing costs	208	220	425	438
Non-usage fee	28	1	29	2
Total interest expense	$3,309	$2,894	$6,365	$5,648
Weighted average interest rate(1)	5.47%	4.71%	5.26%	4.62%
Average borrowings	$224,423	$224,423	$224,423	$224,423

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended JPM Credit Facility and is annualized for periods covering less than one year.

For the year ended December 31, 2017 and for the period from August 26, 2016 through December 31, 2016, the components of interest expense, average borrowings, and weighted average interest rate for the Amended JPM Credit Facility were as follows:

	Year Ended December 31, 2017	For the Period from August 26, 2016 through December 31, 2016
Stated interest expense	$10,652	$2,753
Non-usage fee	5	45
Amortization of deferred financing costs	882	302
Total interest expense	$11,539	$3,100
Weighted average interest rate(1)	4.68%	4.41%
Average borrowings	$224,423	$178,644

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended JPM Credit Facility and is annualized for periods covering less than one year.

UBS Facility

On May 19, 2017, we, through two newly-formed, wholly-owned, special-purpose financing subsidiaries, entered into a financing arrangement with UBS pursuant to which up to $125,000 was made available to us.

Pursuant to the financing arrangement, assets in our portfolio may be contributed from time to time to Murray Hill Funding II through Murray Hill Funding, each our newly-formed, wholly-owned, special-purpose financing subsidiary. On May 19, 2017, we contributed assets to Murray Hill Funding II. The assets held by Murray Hill Funding II secure the obligations of Murray Hill Funding II under the Notes issued by Murray Hill Funding II. Pursuant to the Indenture, the aggregate principal amount of Notes that may be issued by Murray Hill Funding II from time to time was $192,308. Murray Hill Funding purchased the Notes issued by Murray Hill Funding II at a purchase price equal to their par value. Murray Hill Funding makes capital contributions to Murray Hill Funding II to, among other things, maintain the value of the portfolio of assets held by Murray Hill Funding II.

Principal on the Notes will be due and payable on the stated maturity date of May 19, 2027. Pursuant to the Indenture, Murray Hill Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The Indenture contains events of default customary for similar transactions, including, without limitation: (a) the failure to make principal payments on the Notes at their stated maturity or any earlier redemption date or to make interest payments on the Notes and such failure is not cured within three business days; (b) the failure to disburse amounts in accordance with the priority of payments and such failure is not cured within three business days; and (c) the occurrence of certain bankruptcy and insolvency events with respect to Murray Hill Funding II or Murray Hill Funding.

Murray Hill Funding, in turn, entered into the UBS Facility. Pursuant to the UBS Facility, on May 19, 2017 and June 19, 2017, UBS purchased Notes held by Murray Hill Funding for an aggregate purchase price equal to 65% of the principal amount of Notes purchased. Subject to certain conditions, the maximum principal amount of Notes that may be purchased under the UBS Facility was $192,308. Accordingly, the aggregate maximum amount payable to Murray Hill Funding under the UBS Facility would not exceed $125,000. Murray Hill Funding will repurchase the Notes sold to UBS under the UBS Facility by no later than May 19, 2020. The repurchase price paid by Murray Hill Funding to UBS will be equal to the purchase price paid by UBS for the repurchased Notes (giving effect to any reductions resulting from voluntary partial prepayment(s)). If the UBS Facility is accelerated prior to May 19, 2020 due to an event of default or a mandatory or voluntary full payment by Murray Hill Funding, then Murray Hill Funding must pay to UBS a fee equal to the present value of the spread portion of the financing fees that would have been payable to UBS from the date of acceleration through May 19, 2020 had the acceleration not occurred. The financing fee under the UBS Facility is equal to the three-month LIBOR plus a spread of up to 3.50% per year for the relevant period.

On December 1, 2017, Murray Hill Funding II entered into the Amended Indenture pursuant to which the aggregate principal amount of Notes that may be issued by Murray Hill Funding II was increased from $192,308 to $266,667. Murray Hill Funding will purchase the Notes to be issued by Murray Hill Funding II from time to time. On December 1, 2017, Murray Hill Funding entered into the Amended Master Confirmation, which sets forth the terms of the repurchase transaction between Murray Hill Funding and UBS under the UBS Facility. As part of the Amended Master Confirmation, on December 15, 2017 and April 2, 2018, UBS purchased the increased aggregate principal amount of Notes held by Murray Hill Funding for an aggregate purchase price equal to 75% of the principal amount of Notes issued. As a result of the Amended Master Confirmation, the aggregate maximum amount payable to Murray Hill Funding and made available to us under the UBS Facility was increased from $125,000 to $200,000. No other material terms of the UBS Facility were revised in connection with the amended UBS Facility.

UBS may require Murray Hill Funding to post cash collateral if, without limitation, the sum of the market value of the portfolio of assets and the cash and eligible investments held by Murray Hill Funding II, together with any posted cash collateral, is less than the required margin amount under the UBS Facility; provided, however, that Murray Hill Funding will not be required to post cash collateral with UBS until such market value has declined at least 10% from the initial market value of the portfolio assets.

We have no contractual obligation to post any such cash collateral or to make any payments to UBS on behalf of Murray Hill Funding. We may, but are not obligated to, increase our investment in Murray Hill Funding for the purpose of funding any cash collateral or payment obligations for which Murray Hill Funding becomes obligated in connection with the amended UBS Facility. Our exposure under the amended UBS Facility is limited to the value of our investment in Murray Hill Funding.

Pursuant to the amended UBS Facility, Murray Hill Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The amended UBS Facility contains events of default customary for similar financing transactions, including, without limitation: (a) failure to transfer the Notes to UBS on the applicable purchase date or repurchase the Notes from UBS on the applicable repurchase date; (b) failure to pay certain fees and make-whole amounts when due; (c) failure to post cash collateral as required; (d) the occurrence of insolvency events with respect to Murray Hill Funding; and (e) the admission by Murray Hill Funding of its inability to, or its intention not to, perform any of its obligations under the amended UBS Facility.

Murray Hill Funding paid an upfront fee and incurred certain other customary costs and expenses totaling $2,637 in connection with obtaining the amended UBS Facility, which were recorded as a direct reduction to the outstanding balance of the amended UBS Facility, which is included in our consolidated balance sheets and will amortize to interest expense over the term of the amended UBS Facility. At June 30, 2018, the unamortized portion of the upfront fee and other expenses was $1,773.

As of June 30, 2018, Notes in the aggregate principal amount of $266,667 had been purchased by Murray Hill Funding from Murray Hill Funding II and subsequently sold to UBS under the amended UBS Facility for aggregate proceeds of $200,000. The carrying amount outstanding under the amended UBS Facility approximates its fair value. We funded each purchase of Notes by Murray Hill Funding through a capital contribution to Murray Hill Funding. As of June 30, 2018, the amount due at maturity under the amended UBS Facility was $200,000. The Notes issued by Murray Hill Funding II and purchased by Murray Hill Funding eliminate in consolidation on our consolidated financial statements.

As of June 30, 2018, the fair value of assets held by Murray Hill Funding II was $350,140.

For the three and six months ended June 30, 2018, the components of interest expense, average borrowings, and weighted average interest rate for the amended UBS Facility were as follows:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Stated interest expense	$2,853	$4,858
Amortization of deferred financing costs	234	466
Total interest expense	$3,087	$5,324
Weighted average interest rate(1)	5.66%	5.33%
Average borrowings	$199,588	$181,146

(1)	Includes the stated interest expense and non-usage fee, if any, on the unused portion of the amended UBS Facility and is annualized for periods covering less than one year.

For the period from May 19, 2017 through December 31, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the amended UBS Facility were as follows:

For the Period from May 19, 2017 through December 31, 2017
Stated interest expense	$3,655
Amortization of deferred financing costs	398
Total interest expense	$4,053
Weighted average interest rate(1)	4.82%
Average borrowings	$120,980

(1)	Includes the stated interest expense and non-usage fee, if any, on the unused portion of the amended UBS Facility and is annualized for periods covering less than one year.

MS Credit Facility

On December 19, 2017, 33rd Street Funding entered into the MS Credit Facility with MS. The MS Credit Facility provides for a revolving credit facility in an aggregate principal amount of up to $200,000, subject to compliance with a borrowing base.

Advances under the MS Credit Facility will be available through December 19, 2020 and will bear interest at a floating rate equal to the three-month LIBOR, plus a spread of (i) 3.0% per year through December 19, 2020 and (i) 3.5% per year thereafter through December 19, 2022. Interest is payable quarterly in arrears. All advances under the MS Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than December 19, 2022. 33rd Street Funding may prepay advances pursuant to the terms and conditions of the loan and servicing agreement, subject to a 3% premium if the amount of the MS Credit Facility is reduced below $100,000 or terminated on or prior to December 19, 2018, and subject to a 2% or 1% premium if the amount of the MS Credit Facility is reduced or terminated on or prior to December 19, 2019 or December 19, 2020, respectively. In addition, 33rd Street Funding will be subject to a non-usage fee of 0.75% per year that accrues for each day of an accrual period on the amount by which $200,000 exceeds the greater of (x) the aggregate principal amount, if any, of the advances outstanding on such day and (y), prior to June 20, 2018, zero, and during the period from June 20, 2018 through December 19, 2020, 75% of $200,000 (or such smaller amount if the committed facility amount is reduced pursuant to the terms and conditions of the loan and servicing agreement). The non-usage fees, if any, are payable quarterly in arrears. 33rd Street Funding incurred certain customary costs and expenses in connection with obtaining the MS Credit Facility.

We contributed loans and other corporate debt securities to 33rd Street Funding in exchange for 100% of the membership interests of 33rd Street Funding, and may contribute additional loans and other corporate debt securities to 33rd Street Funding in the future. 33rd Street Funding’s obligations to MS under the MS Credit Facility are secured by a first priority security interest in all of the assets of 33rd Street Funding. The obligations of 33rd Street Funding under the MS Credit Facility are non-recourse to us and our exposure under the MS Credit Facility is limited to the value of our investment in 33rd Street Funding. 33rd Street Funding has appointed CIM to manage its portfolio.

In connection with the MS Credit Facility, 33rd Street Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The MS Credit Facility contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and thereafter (other than with respect to payments of principal and interest), within one business day following the earlier of (i) 33rd Street Funding becoming aware of such failure; or (ii) notice of such default is provided by MS; (b) the insolvency or bankruptcy of 33rd Street Funding, us or CIM; (c) a change of control of 33rd Street Funding shall have occurred or CIM ceases to be our investment advisor; (d) the failure by 33rd Street Funding to make any payment when due in connection with any of its other indebtedness having an aggregate value of at least $500, or any other default by 33rd Street Funding of any agreement related to such indebtedness; (e) any representation, warranty, condition or agreement of 33rd Street Funding, us or CIM under the loan and servicing agreement is incorrect or not performed, which if capable of being cured, is not cured within 30 days; and (f) the failure to satisfy certain financial covenants, which if capable of being cured, is not cured within the time period specified in the loan and servicing agreement. Upon the occurrence and during the continuation of an event of default, MS may declare the outstanding advances and all other obligations under the MS Credit Facility immediately due and payable.

On June 5, 2018, June 12, 2018 and June 28, 2018, 33rd Street Funding drew down $25,000, $75,000 and $50,000 of borrowings under the MS Credit Facility, respectively.

On July 9, 2018, 33rd Street Funding amended and restated the MS Credit Facility to make certain immaterial administrative amendments.

33rd Street Funding paid an upfront fee and incurred certain other customary costs and expenses totaling $2,591 in connection with obtaining the MS Credit Facility, which we initially recorded as prepaid expenses and other assets on our consolidated balance sheets and will amortize to interest expense over the term of the MS Credit Facility. On June 5, 2018, unamortized upfront fees were recorded as a direct reduction to the outstanding balance of the MS Credit Facility, which is included in our consolidated balance sheet as of June 30, 2018. At June 30, 2018, the unamortized portion of the upfront fee and other expenses was $2,318.

For the three and six months ended June 30, 2018, the components of interest expense, average borrowings, and weighted average interest rate for the MS Credit Facility were as follows:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Non-usage fee	$333	$762
Stated interest expense	316	316
Amortization of deferred financing costs	129	257
Total interest expense	$778	$1,335
Weighted average interest rate(1)	10.49%	17.43%
Average borrowings	$24,451	$12,293

(1)	Includes the stated interest expense and non-usage fee, if any, on the unused portion of the MS Credit Facility and is annualized for periods covering less than one year.

For the period from December 19, 2017 through December 31, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the MS Credit Facility were as follows:

For the Period from December 19, 2017 through December 31, 2017
Amortization of deferred financing costs	$17
Total interest expense	$17

East West Bank Credit Facility

On April 30, 2015, we entered into the EWB Credit Facility with EWB. The EWB Credit Facility provided for borrowings in an aggregate principal amount of up to $40,000, subject to compliance with a borrowing base, and we were required to maintain $2,000 in a demand deposit account with EWB at all times. On April 27, 2017, the EWB Credit Facility expired in accordance with its terms. Through the expiration date, we were in compliance with all covenants and reporting requirements under the EWB Credit Facility.

For the three and six months ended June 30, 2018 and 2017, the components of interest expense, average borrowings, and weighted average interest rate for the EWB Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Non-usage fee	$—	$15	$—	$65
Amortization of deferred financing costs	—	13	—	63
Total interest expense	$—	$28	$—	$128

For the years ended December 31, 2017 and 2016, the components of interest expense, average borrowings, and weighted average interest rate for the EWB Credit Facility were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Non-usage fee	$65	$198
Amortization of deferred financing costs	63	227
Stated interest expense	—	44
Total interest expense	$128	$469
Weighted average interest rate(1)	—	23.12%
Average borrowings	$—	$1,033

(1)	Includes the stated interest expense and non-usage fees, if any, on the unused portion of the EWB Credit Facility.

RIC Status and Distributions

We did not declare or pay any distributions during 2012. In January 2013, we began authorizing monthly distributions to our shareholders. From February 1, 2014 through July 17, 2017, our board of directors authorized and declared on a monthly basis a weekly distribution amount per share of common stock. On July 18, 2017, our board of directors authorized and declared on a quarterly basis a weekly distribution amount per share of common stock. Effective September 28, 2017, our board of directors delegated to our executive officers the authority to determine the amount, record dates, payment dates and other terms of distributions to shareholders, which will be ratified by the board of directors on a quarterly basis. Declared distributions are paid monthly. We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates and each shareholder’s distributions will begin to accrue on the date we accept each shareholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in the form of cash or shares of common stock at the discretion of our board of directors. Each year, information regarding the source of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, the latter of which is a nontaxable distribution) will be provided to our shareholders. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital.

We elected to be treated for federal income tax purposes as a RIC, as defined under Subchapter M of the Code, beginning in 2012.

To qualify for and maintain RIC tax treatment, we must, among other things, distribute in respect of each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute in respect of each calendar year an amount at least equal to the sum of (1) 98.0% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gains in excess of capital losses, or capital gain net income (adjusted for certain ordinary losses), for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Our board of directors declared or ratified distributions for 26, 52, 52, 52, 49 and 24 record dates during the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. The following table presents cash distributions per share that were declared during the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013 (in thousands, except per share amounts):

	Distributions
Three Months Ended	Per Share	Amount
2013
March 31, 2013 (six record dates)	$0.1769	$209
June 30, 2013 (six record dates)	0.1788	518
September 30, 2013 (six record dates)	0.1799	1,090
December 31, 2013 (six record dates)	0.1806	2,157
Total distributions for the year ended December 31, 2013	$0.7162	$3,974
2014
March 31, 2014 (nine record dates)	$0.1679	$3,315
June 30, 2014 (thirteen record dates)	0.1829	5,120
September 30, 2014 (fourteen record dates)	0.1969	7,396
December 31, 2014 (thirteen record dates)	0.1829	8,716
Total distributions for the year ended December 31, 2014	$0.7306	$24,547
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268

	Distributions
Three Months Ended	Per Share	Amount
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459
2017
March 31, 2017 (thirteen record dates)	$0.1829	$20,123
June 30, 2017 (thirteen record dates)	0.1829	20,371
September 30, 2017 (thirteen record dates)	0.1829	20,644
December 31, 2017 (thirteen record dates)	0.1829	20,923
Total distributions for the year ended December 31, 2017	$0.7316	$82,061
2018
March 31, 2018 (thirteen record dates)	$0.1829	$21,002
June 30, 2018 (thirteen record dates)	0.1829	21,004
Total distributions for the six months ended June 30, 2018	$0.3658	$42,006

On June 26, 2018, our co-chief executive officers declared regular weekly cash distributions of $0.014067 per share for July 2018 through September 2018. Each distribution was or will be paid monthly to shareholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount Per Share
July 3, 2018	August 1, 2018	$0.014067
July 10, 2018	August 1, 2018	$0.014067
July 17, 2018	August 1, 2018	$0.014067
July 24, 2018	August 1, 2018	$0.014067
July 31, 2018	August 1, 2018	$0.014067
August 7, 2018	August 29, 2018	$0.014067
August 14, 2018	August 29, 2018	$0.014067
August 21, 2018	August 29, 2018	$0.014067
August 28, 2018	August 29, 2018	$0.014067
September 4, 2018	September 26, 2018	$0.014067
September 11, 2018	September 26, 2018	$0.014067
September 18, 2018	September 26, 2018	$0.014067
September 25, 2018	September 26, 2018	$0.014067

The timing and amount of any future distributions to shareholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We have adopted an “opt in” distribution reinvestment plan for shareholders. As a result, if we make a distribution, shareholders will receive distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock.

On January 22, 2016, we further amended and restated our distribution reinvestment plan pursuant to the fourth amended and restated distribution reinvestment plan, or the Fourth Amended DRIP. The Fourth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, March 30, 2016. Under the Fourth Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance.

On December 8, 2016, we further amended and restated our distribution reinvestment plan pursuant to the fifth amended and restated distribution reinvestment plan, or the Fifth Amended DRIP. The Fifth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, February 1, 2017. Under the Fifth Amended DRIP, cash distributions to participating shareholders will be reinvested in additional shares of common stock at a purchase price equal to the estimated net asset value per share of common stock as of the date of issuance.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense support from CIM, which is subject to recoupment. We have not established limits on the amount of funds we may use from available sources to make distributions. For the six months ended June 30, 2018, none of our distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of our distributions resulted from expense support from CIG or AIM. The purpose of this arrangement is to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or CIM provides such expense support. Shareholders should also understand that our future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIM has no obligation to provide expense support to us in future periods.

Prior to the refinancing of the TRS, our total investment portfolio included loans and other securities on our consolidated balance sheets and loans underlying the TRS. Accordingly, we treated net interest and other income earned on all investments, including the loans underlying the TRS, as a component of investment company taxable income when determining our sources of distributions. The sources of our distributions for the years ended December 31, 2017 and 2016 were as follows:

	Years Ended December 31,
	2017				2016
	Investment Portfolio	Total Return Swap Portfolio	Total Investment Portfolio	Percentage	Investment Portfolio	Total Return Swap Portfolio	Total Investment Portfolio	Percentage
Net investment income	$76,683	$3,494	$80,177	97.7%	$45,549	$26,273	$71,822	92.7%
Gains from the sale of assets(1)(2)	—	1,884	1,884	2.3%	2,721	2,916	5,637	7.3%
Total	$76,683	$5,378	$82,061	100.0%	$48,270	$29,189	$77,459	100.0%

(1)	For the year ended December 31, 2017, we distributed long-term capital gains of $927. We distributed long-term capital gains of $906 for the year ended December 31, 2016.
(2)	During the year ended December 31, 2016, we realized losses of $1,030 in our total return swap portfolio, which were not deductible on a tax-basis until 2017.

It is our policy to comply with all requirements of the Code applicable to RICs and to distribute substantially all of our taxable income to our shareholders. In addition, by distributing during each calendar year substantially all of our net investment income, net realized capital gains and certain other amounts, if any, we intend not to be subject to corporate level federal income tax or federal excise taxes. Accordingly, no federal income tax provision was required for the year ended December 31, 2017.

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. These book/tax differences, which could be material, are primarily due to differing treatments of income and gains on various investments held by us. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments.

During 2017, book/tax differences were primarily due to differing treatments of income and gains on various investments held by us. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments.

As of December 31, 2017 and 2016, we made the following reclassifications of permanent book and tax basis differences:

Capital Accounts	December 31, 2017	December 31, 2016
Paid-in-capital in excess of par value	$(233)	$(296)
Undistributed net investment income	10,103	28,451
Accumulated net realized losses	(9,870)	(28,155)

These permanent differences are primarily due to the reclassification of foreign currency, the tax treatment of swaps, and nondeductible expenses. These reclassifications had no effect on net assets.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Except for long term capital gains of $927, all distributions for 2017 were characterized as ordinary income distributions for federal income tax purposes. The tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV and were as follows for the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017		2016		2015
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income(1)	$81,134	98.9%	$76,553	98.8%	$57,268	100.0%
Realized long term capital gains	927	1.1%	906	1.2%	—	—
Total	$82,061	100.0%	$77,459	100.0%	$57,268	100.0%

(1)	Includes net short term capital gains and realized gains on total return swap of $5,484, $31,007 and $31,874 for the years ended December 31, 2017, 2016 and 2015, respectively.

As of December 31, 2017 and 2016, the components of accumulated earnings on a tax basis were as follows:

	December 31, 2017	December 31, 2016
Undistributed ordinary income	$10,508	$3,847
Accumulated losses	(3,354)	—
Undistributed long term capital gains	—	924
Net unrealized depreciation on investments and total return swap	(24,568)	(26,398)
	$(17,414)	$(21,627)

As of June 30, 2018, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $24,504; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $49,384; the net unrealized depreciation was $24,880; and the aggregate cost of securities for Federal income tax purposes was $2,007,485.

As of December 31, 2017, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $23,910; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $48,478; the net unrealized depreciation was $24,568; and the aggregate cost of securities for Federal income tax purposes was $1,738,763.

As of December 31, 2016, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $9,389; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $20,202; the net unrealized depreciation was $10,813; and the aggregate cost of securities for Federal income tax purposes was $1,100,291.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which establishes a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions and geographies. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As such, ASU 2014-09 could impact the timing of revenue recognition. ASU 2014-09 also requires improved disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. ASU 2014-09 applies to all entities. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, or ASU 2015-14, which amended the effective date of ASU 2014-09. ASU 2015-14 deferred the effective date of ASU 2014-09 to interim reporting periods within annual reporting periods beginning after December 15, 2017. This guidance was adopted by us during the three months ended March 31, 2018 and did not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), or ASU 2016-15, which intends to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements and distributions from certain equity method investments. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. This guidance was adopted by us during the three months ended March 31, 2018 and did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), or ASU 2016-18, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017. This guidance was adopted by us during the three months ended March 31, 2018 and did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, or ASU 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist companies with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is expected to reduce the number of transactions that need to be further evaluated as businesses. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017. This guidance was adopted by us during the three months ended March 31, 2018 and did not have a material impact on our consolidated financial statements.

Recently Announced Accounting Standards

In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities, or ASU 2017-08, which shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. ASU 2017-08 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption during an interim period. If we early adopt the amendments during an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes such interim period. We are in the process of evaluating the impact that this guidance will have on our consolidated financial statements.

We do not believe any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material adverse effect on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, we also utilize available information, including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses.

Valuation of Portfolio Investments

The value of our assets is determined quarterly and at such other times that an event occurs that materially affects the valuation. The valuation is made pursuant to Section 2(a)(41) of the 1940 Act, which requires that we value our assets as follows: (i) the market price for those securities for which a market quotation is readily available, and (ii) for all other securities and assets, at fair value, as determined in good faith by our board of directors. As a BDC, Section 2(a)(41) of the 1940 Act requires the board of directors to determine in good faith the fair value of portfolio securities for which a market price is not readily available, and it does so in conjunction with the application of our valuation procedures by CIM.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each asset while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations in our consolidated financial statements.

In making fair value determinations, the following guidelines are generally used.

The fair value of our investments is determined quarterly in good faith by our board of directors pursuant to our consistently applied valuation procedures and valuation process in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, we are required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that we ultimately realize on these investments to materially differ from the valuations currently assigned.

Our investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported) and the non-binding nature of consensus pricing and/or quotes, we believe that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by us and determined in the manner described above does not accurately reflect the fair value of such investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, if CIM is unable to obtain market quotations, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing our debt investments;

•	multiples of EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by designated members of CIM’s management team. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by designated members of CIM’s management team with final approval from the board of directors.

Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

We periodically benchmark the broker quotes from the brokers or dealers against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these quotes are reliable indicators of fair value. We may also use other methods to determine fair value for securities for which we cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. Designated members of CIM’s management team and our board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

The value of the TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by us. The loans underlying the TRS were valued in the same manner as loans owned by us. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. We classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs.

Valuation Methods

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by certain of CIM’s investment professionals and certain members of its management team, with such valuation taking into account information received from various sources, including independent valuation firms, if applicable;
•	preliminary valuation conclusions are then documented and discussed with members of CIM’s management team;
•	designated members of CIM’s management team review the preliminary valuation, and, if applicable, deliver such preliminary valuation to an independent valuation firm for its review;
•	designated members of CIM’s management team, or its designee, and, if appropriate, the relevant investment professionals meet with the independent valuation firm to discuss the preliminary valuation;
•	designated members of CIM’s management team respond and supplement the preliminary valuation to reflect any comments provided by the independent valuation firm;

•	our audit committee meets with members of CIM’s management team and the independent valuation firms to discuss the assistance provided and the results of the independent valuation firms’ review; and
•	our board of directors discusses the valuation and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of CIM, the audit committee and any third-party valuation firm, if applicable.

In addition to the foregoing, certain investments for which a market price is not readily available are evaluated on a quarterly basis by an independent valuation firm and certain other investments are on a rotational basis reviewed once over a twelve-month period by an independent valuation firm. Finally, certain investments are not evaluated by an independent valuation firm unless the net asset value and other aspects of such investments in the aggregate exceed certain thresholds.

Given the expected types of investments, excluding short term investments that are classified as Level 1, management expects our portfolio holdings to be classified as Level 3. Due to the uncertainty inherent in the valuation process, particularly for Level 3 investments, such fair value estimates may differ significantly from the values that would have been used had an active market for the investments existed. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that we ultimately realize on these investments to materially differ from the valuations currently assigned. Inputs used in the valuation process are subject to variability in the future and can result in materially different fair values.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. Our cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. We periodically evaluate the creditworthiness of this institution and have not experienced any losses on such deposits.

Foreign Currency Translations

Our accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. We do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore our earnings.

Short Term Investments

Short term investments include an investment in a U.S. Treasury obligations fund, which seeks to provide current income and daily liquidity by purchasing U.S. Treasury securities and repurchase agreements that are collateralized by such securities. We had $182,768 and $206,547 of such investments at June 30, 2018 and December 31, 2017, respectively, which are included in investments, at fair value on the accompanying consolidated balance sheets and on the consolidated schedules of investments.

Offering and Organizational Costs

Offering costs include, among other things, legal fees and other costs pertaining to the preparation of our registration statements in connection with the continuous public offerings of our shares. Certain initial offering costs that were funded by CIG on our behalf were submitted by CIG for reimbursement upon meeting the minimum offering requirement on December 17, 2012. These costs were capitalized and amortized over a twelve month period as an adjustment to capital in excess of par value. All other offering costs are expensed as incurred by us.

Organizational costs include, among other things, the cost of organizing us as a Maryland corporation, including the cost of legal services and other fees pertaining to our organization. All organizational costs were funded by CIG and its affiliates and there was no liability for these organizational costs to us until CIG and its affiliates submitted such costs for reimbursement. We incurred these costs when CIG and its affiliates submitted such costs for reimbursement during the year ended December 31, 2014. See Note 2 to our consolidated financial statements.

Income Taxes

We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, we must, among other things, meet certain source of income and asset diversification requirements and distribute to shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally equal to the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If we continue to qualify as a RIC and continue to satisfy the annual distribution requirement, we will not be subject to corporate level federal income taxes on any income that we distribute to our shareholders. We intend to make distributions in an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. We will also be subject to nondeductible federal excise taxes if we do not distribute in respect of each calendar year an amount at least equal to the sum of 98.0% of net ordinary income (taking into account certain deferrals and elections) for the calendar year, 98.2% of any capital gain net income (adjusted for certain ordinary losses) determined on the basis of a one-year period ending on October 31 of the calendar year, if any, and any recognized and undistributed income or capital gain net income from prior years for which we paid no federal income taxes.

Two of our wholly-owned consolidated subsidiaries, View ITC, LLC and View Rise, LLC, or collectively the Taxable Subsidiaries, have elected to be treated as taxable entities for U.S. federal income tax purposes. The Taxable Subsidiaries are not consolidated with us for income tax purposes and may generate income tax expense or benefit, and the related tax assets and liabilities, as a result of their ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities, where material, are reflected in our consolidated financial statements. There were no deferred tax assets or liabilities as of June 30, 2018.

Book/tax differences relating to permanent differences are reclassified among our capital accounts, as appropriate. Additionally, the tax character of distributions is determined in accordance with income tax regulations that may differ from GAAP.

Uncertainty in Income Taxes

We evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold for the purposes of measuring and recognizing tax liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by the taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. We did not have any uncertain tax positions during the periods presented herein.

We are subject to examination by U.S. federal, New York State, New York City and Maryland income tax jurisdictions for 2014, 2015 and 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Revenue Recognition

Securities transactions are accounted for on the trade date. We record interest and dividend income on an accrual basis beginning on the trade settlement date or the ex-dividend date, respectively, to the extent we expect to collect such amounts. For investments in equity tranches of CLOs, we record income based on the effective interest rate determined using the amortized cost and estimated cash flows, which is updated periodically. Loan origination fees, original issue discounts, and market discounts/premiums are recorded and such amounts are amortized as adjustments to interest income over the respective term of the loan using the effective interest method. We record prepayments on loans and debt securities as interest income when we receive such amounts. In addition, we may generate revenue in the form of commitment, amendment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with investments are recognized when earned.

We may have investments in our investment portfolio that contain a PIK interest provision. PIK interest is accrued as interest income if the portfolio company valuation indicates that such PIK interest is collectible and recorded as interest receivable up to the interest payment date. On the interest payment dates, we will capitalize the accrued interest receivable attributable to PIK as additional principal due from the borrower. Additional PIK securities typically have the same terms, including maturity dates and interest rates, as the original securities. In order to maintain RIC status, substantially all of this income must be paid out to shareholders in the form of distributions, even if we have not collected any cash. For additional information on investments that contain a PIK interest provision, see the consolidated schedules of investments included in our consolidated financial statements.

Loans and debt securities, including those that are individually identified as being impaired under Accounting Standards Codification 310, Receivables, or ASC 310, are generally placed on nonaccrual status immediately if, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the debt agreement, or when principal or interest is past due 90 days or more. Interest accrued but not collected at the date a loan or security is placed on nonaccrual status is reversed against interest income. Interest income is recognized on nonaccrual loans or debt securities only to the extent received in cash. However, where there is doubt regarding the ultimate collectability of principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the carrying value of the loan or debt security. Loans or securities are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale and repayment of investments are calculated by using the weighted-average method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the weighted-average amortized cost of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Derivative Instrument

We recognize all derivative instruments as assets or liabilities at fair value in our consolidated financial statements. Derivative contracts entered into by us are not designated as hedging instruments, and as a result, we present changes in fair value through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity and operational risks. For additional information on our derivative instruments, see Note 7 to our consolidated financial statements.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory agreement we entered into with CIM, the incentive fee on capital gains earned on liquidated investments of our investment portfolio during operations is determined and payable in arrears as of the end of each calendar year. Such fee equals 20% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a cumulative basis and to the extent that all realized capital losses and unrealized capital depreciation exceed realized capital gains as well as the aggregate realized net capital gains for which a fee has previously been paid, we would not be required to pay CIM a capital gains incentive fee. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

CIM did not take any incentive fees with respect to our TRS. For purposes of computing the capital gains incentive fee, CIM became entitled to a capital gains incentive fee upon the termination of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS were realized. However, realized losses exceeded realized gains on the underlying loans, resulting in no capital gains incentive fees on the TRS. Any net unrealized gains on the TRS were reflected in total assets on our consolidated balance sheets and included in the computation of the base management fee. Any net unrealized losses on the TRS were reflected in total liabilities on our consolidated balance sheets and excluded in the computation of the base management fee.

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the AICPA Technical Practice Aid for investment companies, we accrue capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if our entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Net (Decrease) Increase in Net Assets per Share

Net (decrease) increase in net assets per share is calculated based upon the daily weighted average number of shares of common stock outstanding during the reporting period.

Distributions

Distributions to shareholders are recorded as of the record date. The amount paid as a distribution is declared by our co-chief executive officers and ratified by our board of directors on a quarterly basis. Net realized capital gains, if any, are distributed at least annually.

Related Party Transactions

For the three and six months ended June 30, 2018 and 2017, fees and other expenses incurred by us related to CIM and its affiliates were as follows:

			Three Months Ended June 30,		Six Months Ended June 30,
Entity	Capacity	Description	2018	2017	2018	2017
CION Securities, LLC	Dealer manager	Dealer manager fees(1)	$105	$282	$323	$492
CIM	Investment adviser	Management fees(2)	8,602	7,422	16,541	13,904
CIM	Administrative services provider	Administrative services expense(2)	531	—	531	—
ICON Capital, LLC	Administrative services provider	Administrative services expense(2)	—	425	461	771
			$9,238	$8,129	$17,856	$15,167

(1)	Amounts charged directly to equity.
(2)	Amounts charged directly to operations.

For the years ended December 31, 2017, 2016 and 2015, fees and other expenses incurred by us related to CIM and its affiliates were as follows:

Entity	Capacity	Description	Years Ended December 31,
			2017	2016	2015
CION Securities, LLC	Dealer manager	Dealer manager fees(1)	$988	$953	$14,440
CIM	Investment adviser	Management fees(2)	29,549	20,092	14,827
CIM	Investment adviser	Incentive fees(2)	3,222	—	—
ICON Capital, LLC	Administrative services provider	Administrative services expense(2)	2,160	1,834	1,900
CIG	Sponsor	Recoupment of expense support(2)	—	667	4,667
			$35,919	$23,546	$35,834

(1)	Amounts charged directly to equity.
(2)	Amounts charged directly to operations.

On December 28, 2016, we entered into an amended and restated follow-on dealer manager agreement with CIM and CION Securities in connection with our follow-on continuous public offering. Under the amended and restated dealer manager agreement, the dealer manager fee was reduced from up to 3% to up to 2% of gross offering proceeds and selling commissions to the selling dealers were reduced from up to 7% to up to 3% of gross offering proceeds. Such costs are charged against capital in excess of par value when incurred. Since commencing our initial continuous public offering on July 2, 2012 and through August 2, 2018, we paid or accrued sales commissions of $64,845 to the selling dealers and dealer manager fees of $32,305 to CION Securities.

We have entered into an investment advisory agreement with CIM. On November 1, 2017, our board of directors, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement for a period of twelve months commencing December 17, 2017. Pursuant to the investment advisory agreement, CIM is paid an annual base management fee equal to 2.0% of the average value of our gross assets, less cash and cash equivalents, and an incentive fee based on our performance, as described below. The base management fee is payable quarterly in arrears and is calculated based on the two most recently completed calendar quarters. The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital, as defined in the investment advisory agreement, equal to 1.875% per quarter, or an annualized rate of 7.5%. For the six months ended June 30, 2018 and 2017, we had no liability for and did not record any subordinated incentive fees on income. For the year ended December 31, 2017, we recorded subordinated incentive fees on income of $3,222, which are payable to CIM and are recorded as a liability as of December 31, 2017. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is described above.

We accrue the capital gains incentive fee based on net realized gains and net unrealized appreciation; however, under the terms of the investment advisory agreement, the fee payable to CIM is based on net realized gains and unrealized depreciation and no such fee is payable with respect to unrealized appreciation unless and until such appreciation is actually realized. For the three and six months ended June 30, 2018 and 2017 and the years ended December 31, 2017, 2016 and 2015, we had no liability for and did not record any capital gains incentive fees.

With respect to the TRS, CIM became entitled to receive a capital gains incentive fee upon the termination of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS were realized. However, CIM did not take any incentive fees with respect to the TRS as realized losses exceeded realized gains on the underlying loans upon termination. See above for an additional discussion of CIM’s entitlement to receive payment of incentive fees with respect to the TRS.

We entered into an administration agreement with CIM’s affiliate, ICON Capital, pursuant to which ICON Capital furnished us with administrative services including accounting, investor relations and other administrative services necessary to conduct our day-to-day operations. ICON Capital was reimbursed for administrative expenses it incurred on our behalf in performing its obligations, provided that such reimbursement was for the lower of ICON Capital’s actual costs or the amount that we would have been required to pay for comparable administrative services in the same geographic location. Such costs were reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We did not reimburse ICON Capital for any services for which it received a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in ICON Capital. On November 1, 2017, our board of directors, including a majority of the board of directors who are not interested persons, approved the renewal of the administration agreement for a period of twelve months commencing December 17, 2017.

On April 1, 2018, we entered into an administration agreement with CIM for the purpose of replacing ICON Capital with CIM as our administrator pursuant to the terms of the administration agreement. No other material terms of the administration agreement with ICON Capital were amended in connection with the administration agreement with CIM.

Under the terms of the investment advisory agreement, CIM and certain of its affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed. Our payment of offering and organizational costs will not exceed 1.5% of the actual gross proceeds raised from the offerings (without giving effect to any potential expense support from CIG and its affiliates, which includes CIM). If we sell the maximum number of shares at our latest public offering price of $9.70 per share, we estimate that we may incur up to approximately $29,888 of expenses.

With respect to any reimbursements for offering and organizational costs, we will interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, we will not issue any of our shares or other securities for services or for property other than cash or securities except as a dividend or distribution to our security holders or in connection with a reorganization.

From inception through December 31, 2012, CIG and its affiliates incurred offering, organizational and other pre-effective costs of $2,012. Of these costs, $1,812 represented offering and organizational costs, all of which have been submitted to us for reimbursement. We paid $450 in October 2013, $550 in March 2014, $592 in May 2014 and $420 in March 2015. No additional material offering, organizational or other pre-effective costs have been incurred by CIG or its affiliates subsequent to December 31, 2012.

Reinvestment of shareholder distributions and share repurchases are excluded from the gross proceeds from our offerings for purposes of determining the total amount of offering and organizational costs that can be paid by us. As of June 30, 2018, we raised gross offering proceeds of $1,135,707, of which we can pay up to $17,036 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through June 30, 2018, we paid $10,317 of such costs, leaving an additional $6,719 that can be paid. As of August 2, 2018, we raised gross offering proceeds of $1,135,707, of which we can pay up to $17,036 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through August 2, 2018, we paid $10,322 of such costs, leaving an additional $6,714 that can be paid.

On January 30, 2013, we entered into the expense support and conditional reimbursement agreement with CIG, whereby CIG agreed to provide expense support to us in an amount that is sufficient to: (1) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (2) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. On December 13, 2013 and January 16, 2015, we and CIG amended the expense support and conditional reimbursement agreement to extend the termination date of such agreement from January 30, 2014 to January 30, 2015 and from January 30, 2015 to December 31, 2015, respectively. On December 16, 2015 and December 14, 2016, we further amended and restated the expense support and conditional reimbursement agreement for purposes of including AIM as a party to the agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018.

For the three and six months ended June 30, 2018, we did not receive any expense support from CIM. For the three and six months ended June 30, 2017, we did not receive any expense support from CIG or AIM. For the years ended December 31, 2017, 2016 and 2015, we did not receive any expense support from CIG or AIM. See above for additional information on the sources of our distributions.

Pursuant to the expense support and conditional reimbursement agreement, we will have a conditional obligation to reimburse CIM for any amounts funded by CIM under such agreement (i) if expense support amounts funded by CIM exceed operating expenses incurred during any fiscal quarter, (ii) if the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders, and (iii) during any fiscal quarter occurring within three years of the date on which CIM funded such amount. The obligation to reimburse CIM for any expense support provided by CIM under such agreement is further conditioned by the following: (i) in the period in which reimbursement is sought, the ratio of operating expenses to average net assets, when considering the reimbursement, cannot exceed the ratio of operating expenses to average net assets, as defined, for the period when the expense support was provided; (ii) in the period when reimbursement is sought, the annualized distribution rate cannot fall below the annualized distribution rate for the period when the expense support was provided; and (iii) the expense support can only be reimbursed within three years from the date the expense support was provided.

Expense support, if any, will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. We did not record any obligation to repay expense support from CIG or CIM during the three and six months ended June 30, 2017 or 2018, respectively. We did not repay any expense support to CIG or CIM during the three and six months ended June 30, 2017 or 2018, respectively. During the years ended December 31, 2016 and 2015, we recorded obligations to repay expense support from CIG of $667 and $4,667, respectively. During the years ended December 31, 2016 and 2015, we repaid CIG for expense support of $1,147 and $4,187, respectively. As of December 31, 2016, all expense support previously provided by CIG was repaid. No additional expense support was provided by CIG and/or AIM during the year ended December 31, 2017. We may or may not be requested to reimburse any expense support provided in the future.

We or CIM may terminate the expense support and conditional reimbursement agreement at any time. CIM has indicated that it expects to continue such expense support until it believes that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory agreement with CIM, we may be required to repay all unreimbursed expense support funded by CIM within three years of the date of termination. There will be no acceleration or increase of such repayment obligation at termination of the investment advisory agreement with CIM. The specific amount of expense support provided by CIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIM will support any portion of our expenses in future quarters.

As of June 30, 2018 and December 31, 2017 and 2016, the total liability payable to CIM and its affiliates was $8,764, $11,603 and $6,508, respectively, which primarily related to fees earned by CIM during the three months ended June 30, 2018 and December 31, 2017 and 2016, respectively.

Because CIM’s senior management team is comprised of substantially the same personnel as the senior management team of our affiliate, ICON Capital, which is the investment manager to certain equipment finance funds, or equipment funds, such members of senior management provide investment advisory and management services to the equipment funds in addition to us. In the event that CIM undertakes to provide investment advisory services to other clients in the future, it will strive to allocate investment opportunities in a fair and equitable manner consistent with our investment objective and strategies so that we will not be disadvantaged in relation to any other client of the investment adviser or its senior management team. However, it is currently possible that some investment opportunities will be provided to the equipment funds or other clients of CIM rather than to us.

The investment advisory agreement, the administration agreement and the dealer manager agreement each provide certain indemnifications from us to the other relevant parties to such agreements. Our maximum exposure under these agreements is unknown. However, we have not experienced claims or losses pursuant to these agreements and believe the risk of loss related to such indemnifications to be remote.

If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services that we expect to receive pursuant to our investment advisory agreement, the administration agreement and the dealer manager agreement. Any new investment advisory agreement would also be subject to approval by our shareholders.

Contractual Obligations

On August 26, 2016, 34th Street entered into the JPM Credit Facility with JPM, as amended and restated on September 30, 2016, July 11, 2017, November 28, 2017 and May 23, 2018. See “— Financial Condition, Liquidity and Capital Resources — JPM Credit Facility” above for a more detailed description of the JPM Credit Facility.

On March 29, 2017, Flatiron Funding II entered into the Citibank Credit Facility with Citibank, as amended on July 11, 2017. See Note 8 to our consolidated financial statements for a more detailed description of the Citibank Credit Facility.

On May 19, 2017, Murray Hill Funding II entered into the UBS Facility with UBS, as amended on December 1, 2017. See Note 8 to our consolidated financial statements for a more detailed description of the UBS Facility.

On December 19, 2017, 33rd Street Funding entered into the MS Credit Facility with MS, as amended on July 9, 2018. See Note 8 to our consolidated financial statements for a more detailed description of the MS Credit Facility.

Commitments and Contingencies and Off-Balance Sheet Arrangements

Commitments and Contingencies

We have entered into certain contracts with other parties that contain a variety of indemnifications. Our maximum exposure under these arrangements is unknown. However, we have not experienced claims or losses pursuant to these contracts and believe the risk of loss related to such indemnifications to be remote.

Our investment portfolio may contain debt investments that are in the form of lines of credit, delayed draw term loans, revolving credit facilities, or other unfunded commitments, which may require us to provide funding when requested in accordance with the terms of the underlying agreements.

As of June 30, 2018 and December 31, 2017, our unfunded commitments were as follows:

Unfunded Commitments	June 30, 2018(1)	December 31, 2017(1)
Deutsche Bank AG	$44,997	$—
Citibank(2)	28,775	—
TherapeuticsMD, Inc.(2)	25,000	—
DFC Global Facility Borrower II LLC(2)	8,437	10,425
Lift Brands, Inc.(2)	5,000	—
Ministry Brands, LLC(2)	4,858	1,865
Foundation Consumer Healthcare, LLC(2)	4,211	4,211
Studio Movie Grill Holdings, LLC(2)	4,050	1,608
Visual Edge Technology, Inc.(2)	3,368	—
CircusTrix Holdings, LLC(2)	2,675	—
NM GRC Holdco, LLC	2,654	—
Elemica, Inc.(2)	2,500	2,500
PDI TA Holdings, Inc.	2,427	815
Instant Web, LLC(2)	2,379	—
Moss Holding Company(2)	2,232	3,278
Avetta, LLC(2)	1,672	—

Unfunded Commitments	June 30, 2018(1)	December 31, 2017(1)
Phylogeny, LLC/Conversant Biologics, LLC	1,299	—
Teladoc, Inc.(2)	1,250	1,250
Ivy Hill Middle Market Credit Fund VIII, Ltd.(2)	1,111	1,111
American Media, Inc.(2)	1,067	237
VLS Recovery Services, LLC(2)	949	1,108
ABG Intermediate Holdings 2 LLC	912	—
West Dermatology, LLC(2)	784	—
Discovery DJ Services LLC(2)	745	4,706
TDG Group Holding Company(2)	657	—
Woodstream Corp.(2)	559	—
Frontline Technologies Group Holding LLC(2)	540	540
LSCS Holdings, Inc.(2)	409	—
Covenant Surgical Partners, Inc.(2)	226	458
Accruent, LLC(2)	64	111
Centene Corp.	—	12,170
Charming Charlie, LLC	—	1,048
Pathway Partners Vet Management Company LLC	—	818
Total	$155,807	$48,259

(1)	Unless otherwise noted, the funding criteria for these unfunded commitments had not been met at the date indicated.
(2)	As of August 2, 2018, we were committed, upon the satisfaction of certain conditions, to fund an additional $64, $1,778, $1,089, $2,675, $226, $7,815, $392, $2,500, $4,211, $540, $2,704, $1,111, $5,000, $409, $4,858, $2,232, $128, $4,027, $657, $1,250, $25,000, $840, $470, $609 and $559 to Accruent, LLC, American Media, Inc., Avetta, LLC, CircusTrix Holdings, LLC, Covenant Surgical Partners, Inc., DFC Global Facility Borrower II LLC, Discovery DJ Services LLC, Elemica, Inc., Foundation Consumer Healthcare, LLC, Frontline Technologies Group Holding LLC, Instant Web, LLC, Ivy Hill Middle Market Credit Fund VIII, Ltd., Lift Brands, Inc., LSCS Holdings, Inc., Ministry Brands, LLC, Moss Holding Company, SM Wellness Holdings, Inc., Studio Movie Grill Holdings, LLC, TDG Group Holding Company, Teladoc, Inc., TherapeuticsMD, Inc., Visual Edge Technology, Inc., VLS Recovery Services, LLC, West Dermatology, LLC and Woodstream Corp., respectively. In addition, we entered into unfunded commitments of $28,775 with Citibank, which had not expired as of August 2, 2018.

Unfunded commitments to provide funds to companies are not recorded on our consolidated balance sheets. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for us. We intend to use cash on hand, short-term investments, proceeds from borrowings, and other liquid assets to fund these commitments should the need arise. For information on the companies to which we are committed to fund additional amounts as of June 30, 2018 and December 31, 2017 and 2016, refer to the table above and the consolidated schedules of investments.

We will fund our unfunded commitments from the same sources we use to fund our investment commitments that are funded at the time they are made (i.e., advances from our financing arrangements and/or cash flows from operations). We will not fund our unfunded commitments from future net proceeds generated by securities offerings. We follow a process to manage our liquidity and ensure that we have available capital to fund our unfunded commitments. Specifically, we prepare detailed analyses of the level of our unfunded commitments relative to our then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by our executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that we have adequate liquidity to satisfy our unfunded commitments.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, except for those discussed in “Commitments and Contingencies and Off-Balance Sheet Arrangements - Commitments and Contingencies” above.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. As of June 30, 2018, 93.7% of our investments paid variable interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments, especially to the extent that we hold variable rate investments, and to declines in the value of any fixed rate investments we may hold. To the extent that a majority of our investments may be in variable rate investments, an increase in interest rates could make it easier for us to meet or exceed our incentive fee hurdle rate, as defined in our investment advisory agreement, and may result in a substantial increase in our net investment income, and also to the amount of incentive fees payable to CIM with respect to our pre-incentive fee net investment income.

Under the terms of the Amended JPM Credit Facility, advances currently bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.00% per year. Under the terms of the Amended Citibank Credit Facility, advances currently bear interest at a floating rate equal to the three-month LIBOR plus 2.0%. Pursuant to the terms of the amended UBS Facility, we currently pay a financing fee equal to the three-month LIBOR plus a spread of 3.50%. Under the terms of the MS Credit Facility, advances currently bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.00% per year. In addition, we may seek to further borrow funds in order to make additional investments. Our net investment income will be impacted, in part, by the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we would be subject to risks relating to changes in market interest rates. In periods of rising interest rates when we have debt outstanding, our cost of funds would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments. We expect that our long-term investments will be financed primarily with equity and long-term debt. Our interest rate risk management techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates could have a materially adverse effect on our business, financial condition and results of operations.

The following table shows the effect over a twelve month period of changes in interest rates on our net interest income, excluding short term investments, assuming no changes in our investment portfolio, the Amended Citibank Credit Facility, the Amended JPM Credit Facility, the amended UBS Facility or the MS Credit Facility in effect as of June 30, 2018:

Change in Interest Rates	(Decrease) Increase in Net Interest Income(1)	Percentage Change in Net Interest Income
Down 200 basis points	$(3,548)	(3.1)%
Down 100 basis points	(7,976)	(6.9)%
Down 50 basis points	(4,062)	(3.5)%
Current base interest rate	—	—
Up 50 basis points	4,062	3.5%
Up 100 basis points	8,125	7.1%
Up 200 basis points	16,250	14.1%
Up 300 basis points	24,375	21.2%

(1)	This table assumes no change in defaults or prepayments by portfolio companies over the next twelve months.

The interest rate sensitivity analysis presented above does not consider the potential impact of the changes in fair value of our fixed rate debt investments and the net asset value of our common stock in the event of sudden increases in interest rates. Approximately 3.3% of our investments paid fixed interest rates as of June 30, 2018. Rising market interest rates will most likely lead to fair value declines for fixed interest rate investments and a decline in the net asset value of our common stock, while declining market interest rates will most likely lead to an increase in the fair value of fixed interest rate investments and an increase in the net asset value of our common stock.

In addition, we may have risk regarding portfolio valuation. See “Critical Accounting Policies — Valuation of Portfolio Investments” above.

Staffing

We do not currently have any employees and we do not currently intend to hire any in the future. The compensation of our chief financial officer and treasurer, Keith S. Franz, and our chief compliance officer and secretary, Stephen Roman, is paid by CIM. We reimburse CIM for the compensation paid to our chief financial officer and his staff and our chief compliance officer and his staff. See “Administration Agreement,” “Management — Board of Directors and Executive Officers — Executive Officers Who are Not Directors” for a biography of Messrs. Franz and Roman.

Each of our executive officers described under “Management” is a principal or officer of CIM, which manages and oversees our investment operations. In the future, CIM may retain additional investment personnel based upon its needs. See “Investment Advisory Agreement.”

Facilities

We do not own any real estate or other physical properties materially important to our operation. Our executive offices are located at 3 Park Avenue, 36th Floor, New York, New York 10016. We believe that our office facilities are adequate for our business as it is presently conducted.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies and other third parties. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

SENIOR SECURITIES

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of December 31, 2017, 2016, 2015, 2014, 2013 and 2012. The report of our independent registered public accounting firm, Ernst & Young LLP, on the senior securities table as of December 31, 2017, 2016, 2015, 2014, 2013 and 2012 is attached as an exhibit to the registration statement of which this prospectus is a part.

Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
2012(5)	$2,226,457	3.02	—	N/A
2013(5)	$107,496,160	2.34	—	N/A
2014(5)	$326,703,044	2.52	—	N/A
2015(5)	$491,708,341	2.84	—	N/A
2016(5)	$488,935,623	3.04	—	N/A
2017(5)	$711,464,944	2.49	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable because senior securities are not registered for public trading.
(5)	For purposes of the asset coverage ratio test applicable to us as a BDC, we treated the outstanding TRS notional amount at the end of the period, less the total amount of cash collateral posted by Flatiron under the TRS, as senior securities. On April 18, 2017, the TRS expired in accordance with its terms subsequent to the consummation of the Citibank Credit Facility. At December 31, 2014, we treated our unfunded commitments as senior securities for purposes of the asset coverage ratio test applicable to us as a BDC. At December 31, 2016, 2015, 2014, 2013 and 2012, the outstanding notional amount of the TRS, less the amount of cash collateral posted, and our unfunded commitments (for December 31, 2014 only), was $264,512,230, $491,708,341, $326,703,044, $107,496,160 and $2,153,775, respectively. We will fund our unfunded commitments from the same sources we use to fund our investment commitments that are funded at the time they are made (i.e., advances from our financing arrangements and/or cash flows from operations). We will not fund our unfunded commitments from future net proceeds generated by securities offerings. We follow a process to manage our liquidity and ensure that we have available capital to fund our unfunded commitments. Specifically, we prepare detailed analyses of the level of our unfunded commitments relative to our then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by our executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that we have adequate liquidity to satisfy our unfunded commitments.

INVESTMENT OBJECTIVE AND STRATEGY

CĪON Investment Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements.

We are managed by CIM, a registered investment adviser and affiliate of ours. Pursuant to an investment advisory agreement with us, CIM oversees the management of our activities and is responsible for making investment decisions for our portfolio. CIM is a joint venture between CIG and AIM, a subsidiary of Apollo and a registered investment adviser under the Advisers Act. Pursuant to the joint venture between CIG and AIM, CIG’s investment professionals provide investment advisory services, including advice, evaluation and recommendations with respect to our investments, and AIM’s investment professionals perform sourcing services for CIM, which include, among other services, (i) assistance with identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support; (b) portfolio and cash reconciliation; (c) market pipeline information regarding syndicated deals, in each case, as reasonably requested by CIM; and (d) monthly valuation reports and support for all broker-quoted investments. All of our investment decisions are the sole responsibility of and are made at the sole discretion of CIM’s investment committee, which consists entirely of CIG senior personnel. We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. We seek to meet our investment objective by utilizing the experienced management team of CIM, which includes its access to the relationships and human capital of its affiliates in sourcing, evaluating and structuring transactions. We intend to focus primarily on senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies. We use the term “mezzanine” to refer to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We define middle-market companies as companies that generally possess annual EBITDA of $50 million or less, with experienced management teams, significant free cash flow, strong competitive positions and potential for growth.

In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including collateralized securities, structured products and other similar securities and the securities of larger public companies and foreign securities, which may be deemed “non-qualifying assets” for the purpose of complying with investment restrictions under the 1940 Act. See “Regulation — Qualifying Assets.”

In connection with our debt investments, we may receive equity interests such as warrants or options as additional consideration. We may also purchase equity interests in the form of common or preferred stock in our target companies, typically in conjunction with one of our debt investments or through a co-investment with a financial sponsor. We expect that our investments will generally range between $5 million and $50 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of CIM subject to oversight by our board of directors. We have made and intend to make smaller investments in syndicated loan opportunities, which typically include investments in companies with EBITDA of greater than $50 million, subject to liquidity and diversification constraints.

To enhance our opportunity for gain, we employ leverage as market conditions permit and at the discretion of CIM, but in no event will leverage employed exceed 50% of the value of our total assets as required by the 1940 Act. See “Risk Factors — Risks Related to Our Investments” for a discussion of the risks inherent in our target portfolio company investments.

We do not currently intend to list our securities on an exchange and do not expect a public market to develop for them in the foreseeable future. We believe that an unlisted structure is appropriate for the long-term nature of the assets in which we invest. In addition, because our common stock will not be listed on a national securities exchange, we will be able to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets. To provide our shareholders with limited liquidity, we conduct quarterly tender offers pursuant to our share repurchase program. In connection with that program, we intend, but are not required, to continue conducting quarterly repurchase offers. This is the only method of liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.” We limit the number of shares of common stock to be repurchased in any calendar year to the lesser of (i) 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter; and (ii) the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of common stock pursuant to our fifth amended and restated distribution reinvestment plan. Accordingly, it is unlikely that shareholders will be able to sell their common stock promptly or at a desired price. Shareholders who are able to sell their common stock may sell such common stock at a price below their initial purchase price and/or our current net asset value per share as a result of fluctuation in our net asset value per share.

Although we do not currently intend to list our common stock on an exchange and do not expect a public market to develop for them in the foreseeable future, we intend to complete a liquidity event within three to five years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. However, there can be no assurance that we will be able to complete a liquidity event. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event.

As a BDC, we are subject to certain regulatory restrictions in making our investments with entities with which we may be restricted from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC or co-invest alongside such affiliates in accordance with existing regulatory guidance. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf. We are limited in our ability to engage in co-investment transactions with AIM and its affiliates and CIM and its affiliates without exemptive relief from the SEC. Even if we receive exemptive relief, CIM’s investment committee may determine that we should not participate in a co-investment transaction.

About CIM

CIM is a registered investment adviser. CIM is a joint venture between CIG and AIM, and is an affiliate of ICON Capital. We believe that CION Investments is a leading asset manager that provides innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts. CION Investments is headquartered in New York, with an office in Boston.

Mark Gatto and Michael A. Reisner, together with Keith S. Franz, Gregg A. Bresner and Stephen Roman, form the senior management team of CIM. Both Messrs. Gatto and Reisner have significant managerial and investing experience and serve as our co-chairmen and co-chief executive officers. See “Management” for biographical information regarding Messrs. Gatto, Reisner, Franz, Bresner and Roman.

CIM’s senior management team has extensive experience in lending to private U.S. middle-market companies and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, focusing on risk management and delivering risk-adjusted returns that typically are collateralized by a company’s business-essential equipment or corporate infrastructure.

All decisions to make new investments will require the approval of a majority of members of CIM’s investment committee, which committee is currently comprised of Messrs. Gatto, Reisner and Bresner. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and will annually review the compensation we pay to CIM and determine that the provisions of the investment advisory agreement are carried out. See “Investment Advisory Agreement.”

Pursuant to an administration agreement, CIM furnishes us with office facilities and equipment, and clerical, bookkeeping and record keeping services. CIM also oversees our financial records as well as prepares our reports to shareholders and reports filed with the SEC. CIM also performs the calculation and publication of our net asset value, and oversees the preparation and filing of our tax returns, the payment of our expenses and the performance of various third party service providers. Furthermore, CIM will provide on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. See “Administration Agreement.”

About CION Investments

With more than 30 years of experience in the alternative asset management industry, CION Investments has managed investments for more than 82,000 investors and made approximately $5.5 billion in total investments. CION Investments, through its managed funds, provides direct secured financing to private and public companies worldwide primarily in industries such as marine, manufacturing, transportation, automotive, energy and power, telecommunications, industrial and mining. CION Investments provides distribution services as well through CION Securities.

About AIM

We believe that AIM possesses skills that will aid us in achieving our investment objective. Pursuant to the joint venture between CIG and AIM, CIG’s investment professionals provide investment advisory services, including advice, evaluation and recommendations with respect to our investments, and AIM’s investment professionals perform sourcing services for CIM, which include, among other services, (i) assistance with identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support; (b) portfolio and cash reconciliation; (c) market pipeline information regarding syndicated deals, in each case, as reasonably requested by CIM; and (d) monthly valuation reports and support for all broker-quoted investments.

AIM is a subsidiary of Apollo (NYSE:APO) and is the investment adviser to AINV. AINV is a publicly traded BDC that invests primarily in various forms of debt investments, including secured and unsecured loan investments and/or equity in private U.S. middle-market companies. AIM, which we expect to be staffed by certain of the same professionals that advise AINV, will draw upon Apollo’s more than 30-year history and benefit from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors. Since its founding in 1990, we believe that Apollo has grown to become a leading alternative investment manager, with approximately $270 billion of total assets under management as of June 30, 2018 and offices in ten countries around the world. We believe that Apollo’s expertise as well as its ability to draw upon its many years of experience will enable it to successfully identify investments for us.

With respect to the investment advisory services that are provided by AIM to AINV, AINV’s current portfolio primarily focuses on secured and unsecured loans to private middle-market companies that are expected to have greater EBITDA than the companies we expect to focus on; AINV has not focused on senior loans to the middle-market company segment as we define it. In particular, AINV’s strategy primarily focuses on investments in secured and unsecured loans to private middle-market companies with annual revenue of between $50 million to $2 billion. Our strategy primarily focuses on senior secured loans to middle-market, private companies with annual EBITDA of $50 million or less. We have developed allocation procedures to mitigate any potential conflicts of interest that may develop between us, CIM and CIM’s affiliates and AIM and its affiliates. See “— Conflicts of Interest.”

Market Opportunity

We believe that the market for lending to private U.S. middle-market companies presents a compelling investment opportunity. CIM’s management team has witnessed significant demand for debt capital among middle-market companies that have the characteristics we target. We believe that this demand, coupled with the fragmented availability of funding within our target market, will enable us to achieve favorable transaction pricing. We are continuing to raise funds in an attempt to capitalize on what we believe is a favorable environment. We believe that the following characteristics and market trends support our belief:

•	The middle-market is a large addressable market. According to GE Capital’s National Center for the Middle Market 4th Quarter 2017 Middle Market Indicator, there are approximately 200,000 U.S. middle-market companies employing approximately 47.9 million people, which generate an aggregate of $5.9 trillion in annual revenue. The U.S. middle market accounts for approximately one-third of private sector gross domestic product, or GDP, which, measured on a global scale, would be the third largest global economy. GE defines middle-market companies as those with $10 million to $1 billion in annual revenue, which we believe has significant overlap with our definition of middle-market companies that generally possess EBITDA of $50 million or less.
•	Greater demand for non-traditional sources of debt financing. We believe that commercial banks in the U.S., which have traditionally been the primary source of capital to middle-market companies, have experienced consolidation, capital impairments and stricter regulatory scrutiny. Consequently, we believe there is an increasing trend for middle-market companies to seek financing from other sources, such as us.
•	Disruptions within the credit markets have reduced middle-market companies’ access to the capital markets for senior debt. While many middle-market companies were previously able to raise senior debt financing through traditional large financial institutions, we believe this approach to financing will become more difficult as implementation of U.S. and international financial reforms, such as Basel 3, are expected to limit the capacity of large financial institutions to hold loans of middle-market companies on their balance sheets.
•	There is a large pool of uninvested private equity capital likely to seek additional senior debt capital to finance strategic transactions. We expect that middle-market private equity firms will continue to invest the approximately $748 billion raised since 2010 in middle-market companies, as reported in Pitchbook’s 3Q 2017 U.S. PE Middle Market Report, and that these private equity firms will seek to support their investments with senior loans from other sources, such as us.
•	Specialized lending and unfunded private equity commitments drive demand for debt capital. Lending to small- and middle-market companies requires in-depth diligence, credit expertise, structuring experience and active portfolio management. In addition, middle-market companies may require more active monitoring and participation on the lender’s part. As such, we believe that, of the U.S. financial institutions that are not liquidity constrained, few are capable of pursuing a sustained lending strategy successfully. We believe this creates a significant supply/demand imbalance for small and middle-market credit. We also expect that private equity firms will continue to pursue acquisitions and will seek to leverage their equity investments with debt financing, including senior debt, unitranche debt, and mezzanine loans provided by companies such as ours. Historically, according to the S&P LCD Leveraged Lending Review, such leverage has represented approximately 62% of a private equity acquisition. Therefore, adding to the imbalance in the availability of credit is the significant amount of unallocated private equity capital raised since 2010 described above, much of which will require debt financing in the coming years. As depicted in the chart below, almost $739 billion of unfunded private equity commitments were outstanding through the end of 2017.

U.S. PE Capital Overhang ($B) by Year

•	Active private equity focus on small and middle-market firms. Private equity firms have continued their active roles investing in small and middle-market companies and CIM expects this trend to continue. Private equity funds often seek to leverage their investments by combining equity capital with senior secured and mezzanine loans from other sources. Thus, we believe that significant private equity investment in middle-market firms will create substantial investment opportunities for us to fill the role of leverage provider. We believe that the network of relationships between CIM’s senior management team, Apollo’s management team and the private equity community will be a key channel through which we will access significant investment opportunities.
•	Middle-market companies compared to larger companies. We believe that middle-market companies compare favorably to larger companies with respect to our investment objective and strategy. According to the GE Capital 2012 National Middle Market Summit Report, almost 70% of middle-market companies have been in business for more than 20 years and are, on average, less financially leveraged than large companies. During the economic downturn from 2007 to 2010, surviving middle-market companies created more than two million jobs, as compared to nearly four million jobs eliminated by larger companies.
•	Attractive market segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In particular, we believe that middle-market companies are more likely to offer attractive economics in terms of transaction pricing (including higher debt yields), upfront and ongoing fees, prepayment penalties and more attractive security features in the form of stricter covenants and quality collateral. In addition, as compared to larger companies, middle-market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

Average Nominal Spread of Leveraged Loans(1)

L+700
L+600
L+500
L+400
L+300
L+200
L+100
L+0
Dec-02
Jun-03
Dec-03
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Jun-08
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Jun-09
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Jun-10
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Jun-11
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Jun-13
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Jun-14
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Jun-15
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Jun-16
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Jun-17
Dec-17
Middle Market
Large Corporate

(1)	Excludes all facilities in default.

Source: Standard and Poor’s Capital IQ LCD and S&P/LSTA Leveraged Loan Index.

Average Discounted Spread of Leveraged Loans(2)

(2)	Excludes all facilities in default. Spread calculations have been adjusted to be based off of the bid rather than par (that is assuming that the discounted margin is as a percent of the current market value rather than the par amount of the loan).

Source: Standard and Poor’s Capital IQ LCD and S&P/LSTA Leveraged Loan Index.

Characteristics of and Risks Related to Investments in Private Companies

We have invested and continue to invest primarily in the debt of privately held companies. Investments in private companies pose significantly greater risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves are often illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, little public information generally exists about private companies. Finally, these companies often do not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of CIM to obtain adequate information through its due diligence efforts to evaluate the creditworthiness of, and risks involved with, investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

When evaluating an investment, we will use the resources of CIM to develop an investment thesis and a proprietary view of a potential company’s value. When identifying prospective portfolio companies, we focus primarily on the following attributes, which we believe will help us generate higher total returns with an acceptable level of risk. These attributes are:

•	Leading, defensible market positions that present attractive growth opportunities. We seek to invest in companies that we believe possess advantages in scale, scope, customer loyalty, product pricing or product quality versus their competitors, minimizing sales risk and protecting profitability.
•	Companies with leading market positions and strong free cash flows. We seek to invest in the debt of companies that have a leading market position or other significant competitive advantages and significant free cash flow. We believe that such companies are able to maintain consistent cash flow to service and repay our loans and maintain growth or market share.

•	Investing in middle-market, private companies. We seek to invest in middle-market, private companies that possess annual EBITDA of $50 million or less at the time of investment. We do not intend to invest in start-up companies, turnaround situations or companies with speculative business plans.
•	Proven management teams with meaningful equity ownership. We focus on investments in which the target company has an experienced management team with an established track record of success. We typically require the portfolio companies to have in place proper incentives to align management’s goals with ours. Generally, we focus on companies in which the management teams have significant equity interests.
•	Private equity sponsorship. Often we seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. CIM’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company provides an additional level of due diligence investigation and is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms that commit significant sums of equity capital with junior priority to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise.
•	Broad portfolio. We seek to create a portfolio of companies engaged in a variety of industries and located in a variety of geographic locations, thereby potentially reducing the risk of a downturn in any one industry or geographic location having a disproportionate impact on the value of our portfolio. We are not a “diversified company” as such term is defined under the 1940 Act. Because we are a BDC, we focus on and invest at least 70% of our total assets in U.S. companies, but seek to maintain investments across the various geographic regions of the U.S. To the extent that we invest in foreign companies, we intend to do so in accordance with the limitations under the 1940 Act and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan. We cannot assure you that we will be successful in our efforts to maintain a broad portfolio of investments.
•	Viable exit strategy. We focus our investment activity primarily in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interest we hold through an initial public offering of common stock, a merger, a sale or other recapitalization.

Moreover, we may acquire investments in the secondary loan market, and, in analyzing such investments, we will employ the same analytical process that we use for our primary investments.

Potential Competitive Advantages

We believe that we offer to our investors the following potential competitive advantages over other capital providers to private U.S. middle-market companies:

•	Proven ability to invest in middle-market companies. We believe that CIM has proven its ability to source, structure and manage private investments for us. In addition to its ability to call on its resources, CIM is able to draw upon Apollo’s team of 384 investment professionals that have approximately $270 billion of total assets under management as of June 30, 2018. Apollo has developed an expertise in sourcing and investing in debt issued by middle-market companies. We leverage this expertise, which we believe enables us to make investments that offer the most favorable risk/reward characteristics.
•	Global platform with seasoned investment professionals. CIM’s senior management team believes that the breadth and depth of its experience, together with the wider resources of the Apollo investment team, who source, structure, execute, monitor and realize upon a broad range of private investments on behalf of Apollo, as well as the specific expertise of Apollo in the BDC arena, provides us with a significant competitive advantage in sourcing attractive investment opportunities worldwide.
•	Long-term investment horizon. We believe that our flexibility to make investments with a long-term view provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital structure helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.
•	Transaction sourcing capability. CIM seeks to identify attractive investment opportunities both through active origination channels and through its long-term relationships with Apollo, numerous corporate and fund management teams, members of the financial community and potential corporate partners. We also have access to the experience of CIM’s officers in sourcing middle-market transactions through such persons’ network of originators and underwriters. In addition, CIM seeks to leverage Apollo’s significant access to transaction flow. We believe that the broad networks of CIM and its affiliates will produce a significant amount of investment opportunities for us.
•	Disciplined, income-oriented investment philosophy. CIM employs a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity as well as ongoing monitoring by CIM of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.
•	Ability to utilize a wide range of transaction structures. We believe that each of CIM’s and Apollo’s broad expertise and experience in transaction structuring at all levels of a company’s capital structure affords us numerous tools to manage risk while preserving the opportunity for returns on investments. We attempt to capitalize on this expertise in an effort to produce an investment portfolio that will perform in a broad range of economic conditions. In addition, we believe that the ability to offer several forms of financing makes us an attractive provider of capital to prospective portfolio companies. Such flexible transaction structuring allows a prospective portfolio company to forgo the substantial cost of conducting multiple negotiations and undergoing multiple due diligence processes to secure the different types of capital it requires.

Investment Types

There are a number of investment types corresponding to a company’s capital structure. Typically, investors determine the appropriate type of investment based upon their risk and return requirements. Below is a diagram illustrating where these investments lie in a typical target company’s capital structure. First lien debt is situated at the top of the capital structure, and typically has the first claim on the assets and cash flows of the company, followed by second lien debt, mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows and claims on assets, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation.

We focus primarily on investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity. The mix of investments in our portfolio and other aspects regarding the implementation of our strategy may change materially over time.

CIM seeks to tailor our investment focus as market conditions evolve. Depending on market conditions and other factors, we may, as noted above, increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. We rely on CIM’s experience to structure investments, potentially using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured Debt

First Lien Loans

First lien secured loans are situated at the top of the capital structure. Because these loans have priority in payment, they carry the least risk among all investments in a company. Generally, our first lien secured loans are expected to have maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. We expect that our first lien secured loans typically will have variable interest rates ranging between 4.0% and 9.0% over a standard benchmark, such as the prime rate or the London InterBank Offered Rate, or LIBOR. In some cases, a portion of the total interest may accrue or be paid in kind.

Unitranche Loans

Unitranche loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and subordinated, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche loans generally require payments of both principal and interest throughout the life of the loan. Unitranche loans generally have contractual maturities of five to six years and interest is generally paid quarterly. Generally, we expect these securities to carry a blended yield that is between first lien secured and subordinated debt interest rates. Unitranche loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Second Lien Loans

Second lien secured loans are immediately junior to first lien secured loans and have substantially the same maturities, collateral and covenant structures as first lien secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower. In return for this junior ranking, second lien secured loans generally offer higher returns compared to first lien secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with mezzanine loans. Generally, we expect these loans to carry a fixed rate of 8.0% to 13.0% or a floating current yield of 7.0% to 12.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Unsecured Debt

In addition to first lien loans and second lien loans, we also may invest a portion of our assets in unsecured debt, including corporate bonds and subordinated debt. Unsecured debt investments usually rank junior in priority of payment to first lien loans and second lien loans, but are situated above preferred equity and common stock in the capital structure. In return for their junior status compared to first lien loans and second lien loans, unsecured debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target unsecured debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, unsecured debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate of 10% to 15%. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Collateralized Securities, Structured Products and Other

We may also invest in collateralized securities, structured products and other similar securities, which may include CDOs, CBOs, CLOs, structured notes and credit-linked notes. These investments may be structured as trusts or other types of pooled investment vehicles. They may also involve the deposit with or purchase by an entity of the underlying investments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. CDOs, CBOs and CLOs are types of asset-backed securities issued by special purpose vehicles created to reapportion the risk and return characteristics of a pool of assets. The underlying pool for a CLO, for example, may include domestic and foreign senior loans, senior unsecured loans and subordinate corporate loans.

Equity and Equity-Related Securities

While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for significant gains, or in connection with securing particularly favorable terms in a debt investment, we may make non-control investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be of high quality. Alternatively, we may hold equity-related securities consisting primarily of warrants or other equity interests generally obtained in connection with our unsecured debt investments. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to repurchase the equity-related securities we hold. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 20%.

Non-U.S. Securities

We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Cash and Cash Equivalents

We may maintain a certain level of cash or equivalent instruments to make follow-on investments if necessary in existing portfolio companies or to take advantage of new opportunities.

Comparison of Targeted Debt Investments to Corporate Bonds

Loans to private companies are debt instruments that can be compared to corporate bonds to aid an investor’s understanding. As with corporate bonds, loans to private companies can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. As is the case in the corporate bond market, we will require greater returns for securities that we perceive to carry increased risk. The companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national rating agencies. We believe that our targeted debt investments typically will carry ratings from a nationally recognized statistical ratings organization, or NRSRO, and that such ratings generally will be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by S&P). To the extent we make unrated investments, we believe that such investments would likely receive similar ratings if they were to be examined by an NRSRO. Compared to below-investment grade corporate bonds that are typically available to the public, our targeted first lien and second lien secured loan investments are higher in the capital structure, have priority in receiving payment, are secured by the issuer’s assets, allow the lender to seize collateral if necessary, and generally exhibit higher rates of recovery in the event of default. Corporate bonds, on the other hand, are often unsecured obligations of the issuer.

The market for loans to private companies possesses several key differences compared to the corporate bond market. For instance, due to a possible lack of debt ratings for certain middle market firms, and also due to the reduced availability of information for private companies, investors must conduct extensive due diligence investigations before committing to an investment. This intensive due diligence process gives the investor significant access to management, which is often not possible in the case of corporate bondholders, who rely on underwriters, debt rating agencies and publicly available information for due diligence reviews and monitoring of corporate issuers. While holding these investments, private debt investors often receive monthly or quarterly updates on the portfolio company’s financial performance, along with possible representation on the company’s board of directors, which allows the investor to take remedial action quickly if conditions happen to deteriorate. Due to reduced liquidity, the relative scarcity of capital and extensive due diligence and expertise required on the part of the investor, we believe that private debt securities typically offer higher returns than corporate bonds of equivalent credit quality.

Operating and Regulatory Structure

Our investment activities are managed by CIM and supervised by our board of directors, a majority of whom are independent. Pursuant to our investment advisory agreement, we pay CIM an annual base management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Advisory Agreement” for a description of the fees we pay to CIM.

Pursuant to an administration agreement, CIM provides us with general ledger accounting, fund accounting, investor relations, employee compensation and benefit-related expenses, and other expenses associated with performing administrative services. In addition, we have contracted with US Bancorp Fund Services, LLC to provide additional accounting and administrative services.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. See “Regulation.” We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Sources of Income

The primary means through which our shareholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time an investment is made and/or monitoring fees paid throughout the term of our investments. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment, while annual monitoring fees generally range from 0.25% to 1.0% of the purchase price of an investment. In addition, we may generate revenue in the form of commitment, structuring or diligence fees, amendment fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees.

Risk Management

We seek to limit the downside potential of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;
•	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;
•	creating and maintaining a broad portfolio of investments, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and
•	negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of CIM. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate. Furthermore, our ability to engage in hedging transactions may be adversely affected by recent rules adopted by the CFTC.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investment. Examples of negative covenants include restrictions on the payment of distributions and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals employed by CIM have spent their careers developing the resources necessary to make investments in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

CIM utilizes its access to transaction flow and will seek to leverage AIM’s significant access to transaction flow, as well, to source transactions. With respect to CIM’s origination channel, CIM seeks to leverage CION Investments’ significant industry relationships and investment personnel that actively source new investments. We believe that CIM’s broad networks have and will continue to produce a significant pipeline of investment opportunities for us.

Evaluation

Initial Review.  In its initial review of an investment opportunity to present to us, CIM’s transaction team examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines, within the context of creating and maintaining a broad portfolio of investments, and offers an acceptable probability of attractive returns with identifiable downside risk.

Credit Analysis/Due Diligence.  Before undertaking an investment, the transaction team from CIM conducts a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;
•	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;
•	on-site visits, if deemed necessary, as well as telephone calls and meetings with management and other key personnel;
•	background checks to further evaluate management and other key personnel;
•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and
•	a review of management’s experience and track record.

When possible, our advisory team seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

Execution

Recommendation.  CIM seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (1) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (2) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (3) ultimate approval of investment recommendations by CIM’s investment committee.

Approval.  After completing its internal transaction process, the CIM transaction team makes formal recommendations for review and approval by CIM’s investment committee. In connection with its recommendation, it transmits any relevant underwriting material and other information pertinent to the decision-making process. Each new investment that we make requires the approval of a majority of members of CIM’s investment committee.

Monitoring

Portfolio Monitoring.  CIM, with the assistance of investment professionals of AIM, closely monitors our portfolio companies on an ongoing basis, as well as monitors the financial trends of each portfolio company to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company. In addition, depending on the size, nature and performance of the transaction, senior investment professionals of CIM may take board seats or obtain board observation rights for our portfolio companies.

CIM has several methods of evaluating and monitoring the performance and fair value of our investments, which includes, but are not limited to, the assessment of success in adhering to a portfolio company’s business plan and compliance with covenants; periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments; comparisons to other portfolio companies in the industry; attendance at and participation in board meetings; and review of monthly and quarterly financial statements and financial projections for portfolio companies.

CIM uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that CIM uses to monitor our portfolio, are not in and of themselves determinative of fair value or revenue recognition and are presented for indicative purposes. CIM rates the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

The following is a description of the conditions associated with each investment rating used in this ratings system:

Investment Rating	Description
1	Indicates the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
2	Indicates a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected.
3	Indicates that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment rating of 3 requires closer monitoring.
4	Indicates that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment.
5	Indicates that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment.

For investments rated 3, 4 or 5, CIM enhances its level of scrutiny over the monitoring of such portfolio company.

CIM monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, CIM reviews these investment ratings on a quarterly basis.

The following table summarizes the composition of our investment portfolio based on the 1 to 5 investment rating scale at fair value as of June 30, 2018 and December 31, 2017, excluding short term investments of $182,768 and $206,547, respectively:

	June 30, 2018		December 31, 2017
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Investments Fair Value	Percentage of Investment Portfolio
1	$—	—	$—	—
2	1,524,032	84.7%	1,274,569	84.5%
3	237,619	13.2%	202,950	13.5%
4	36,805	2.0%	21,311	1.4%
5	1,381	0.1%	8,818	0.6%
	$1,799,837	100.0%	$1,507,648	100.0%

The following table summarizes the composition of our investment portfolio and our underlying TRS loans portfolio based on the 1 to 5 investment rating scale at fair value as of December 31, 2016, excluding short term investments of $70,498:

	December 31, 2016
	Investment Portfolio		Total Return Swap		Total
Investment Rating	Investments Fair Value	Percentage of Investment Portfolio	Fair Value of Underlying TRS Loans	Percentage of Underlying TRS Loans	Fair Value	Percentage
1	$—	—	$—	—	$—	—
2	963,477	94.6%	342,620	87.3%	1,306,097	92.5%
3	50,942	5.0%	34,657	8.8%	85,599	6.1%
4	4,561	0.4%	12,798	3.3%	17,359	1.2%
5	—	—	2,370	0.6%	2,370	0.2%
	$1,018,980	100.0%	$392,445	100.0%	$1,411,425	100.0%

The amount of the investment portfolio and underlying TRS loans in each rating category may vary substantially from period to period resulting primarily from changes in the composition of each portfolio as a result of new investment, repayment and exit activities. In addition, changes in the rating of investments may be made to reflect our expectation of performance and changes in investment values.

Valuation Process.  Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of investments in good faith utilizing the input of our audit committee, CIM and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party valuation firms, if applicable. See “Determination of Net Asset Value.”

Managerial Assistance.  As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, CIM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than CIM, will retain any fees paid for such assistance.

Exit

Exit Transactions.  We seek to invest in companies that can generate consistent cash flow to repay their loans while maintaining growth in their businesses. We expect this internally generated cash flow to be a key means through which we will receive timely payment of interest and loan principal. Additionally, we attempt to invest in portfolio companies whose business models and growth prospects offer attractive exit possibilities via third-party transactions, including sales to strategic or other buyers and initial public offerings of common stock. Such third-party transactions may be particularly important in realizing capital gains through the equity portions of our investments. We also seek to exit investments in secondary market transactions when price targets are achieved or circumstances otherwise warrant.

PORTFOLIO COMPANIES

The following table sets forth certain information as of June 30, 2018 regarding each portfolio company in which we have a debt or equity investment. The general terms of our loans and other investments are described in “Investment Objective and Strategy.” We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments.

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Senior Secured First Lien Debt
Academy, Ltd. 1800 N Mason Road Katy, TX 77449	Retail	LIBOR + 4.00%., 1.00% LIBOR Floor, 7/1/2022	14,491,136	$11,925,283	$12,078,362	1.1%
Accommodations Plus Technologies LLC 265 Broad Hollow Rd., 3rd Floor Melville, NY 11747	Services: Business	LIBOR + 5.00%., 1.00% LIBOR Floor, 5/11/2024	8,587,529	8,419,771	8,415,779	0.8%
Adams Publishing Group, LLC 704 7th Avenue Virginia, MN 55792	Media: Advertising, Printing & Publishing	LIBOR + 7.00%., 1.00% LIBOR Floor, 11/3/2020	4,759,716	4,726,011	4,759,716	0.5%
Advanced Integration Technology LP 2805 E. Plano Pkwy, Suite 300 Plano, TX 75074	Aerospace & Defense	LIBOR + 4.75%., 1.00% LIBOR Floor, 4/3/2023	3,950,000	3,980,102	3,950,000	0.4%
Allen Media, LLC 214 Mary St Port Perry, ON L9L 1B7	Media: Diversified & Production	LIBOR + 9.25%., 1.00% LIBOR Floor, 3/22/2025	58,800,000	57,369,266	59,241,000	5.6%
ALM Media, LLC 120 Broadway 5th Floor New York, NY 10271	Media: Advertising, Printing & Publishing	LIBOR + 4.50%., 1.00% LIBOR Floor, 7/31/2020	13,272,309	12,230,951	11,828,946	1.1%
American Clinical Solutions LLC 721 Cortaro Drive Sun City Center, FL 33573	Healthcare & Pharmaceuticals	12.50% 6/11/2020	9,198,635	9,063,875	7,450,894	0.7%
American Dental Partners, Inc. 401 Edgewater Place, STE 430 Wakefield. MA 01880	Healthcare & Pharmaceuticals	LIBOR + 4.75%., 1.00% LIBOR Floor, 8/9/2021	10,694,360	10,284,668	10,707,728	1.0%
American Media, Inc. 4 New York Plaza New York, NY 10004	Media: Advertising, Printing & Publishing	0.50% Unfunded, 8/24/2020	1,066,667	—	21,333	0.0%
American Media, Inc. 4 New York Plaza New York, NY 10004	Media: Advertising, Printing & Publishing	LIBOR + 8.00%., 1.00% LIBOR Floor, 8/24/2020	20,910,418	20,809,551	21,328,627	2.0%
American Teleconferencing Services, Ltd. 3280 Peachtree Road N.E. Suite 1000 Atlanta, GA 30305	Telecommunications	LIBOR + 6.50%., 1.00% LIBOR Floor, 12/18/2021	20,737,813	19,127,861	20,132,961	1.9%
Analogic Corp. 8 Centennial Drive Peabody, MA 01960	Healthcare & Pharmaceuticals	LIBOR + 6.00%., 1.00% LIBOR Floor, 6/21/2024	30,000,000	29,401,848	29,400,000	2.8%
AP Exhaust Acquistion, LLC 300 Dixie Trail Goldsboro, NC 27530	Automotive	LIBOR + 5.00%., 1.00% LIBOR Floor, 5/10/2024	5,584,437	5,408,596	5,493,689	0.5%
APCO Holdings, LLC 6010 Atlantic Blvd. Norcross, GA 30071	Banking, Finance, Insurance & Real Estate	LIBOR + 5.50%., 0.00% LIBOR Floor, 6/9/2025	12,000,000	11,880,754	12,075,000	1.1%
Ascent Resources – Marcellus, LLC 301 N.W. 63rd, Suite 600 Oklahoma City, OK 73116	Energy: Oil & Gas	LIBOR + 6.50%., 1.00% LIBOR Floor, 3/30/2023	711,652	711,652	714,765	0.1%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Associated Asphalt Partners, LLC 130 Church Avenue SW Roanoke, VA 24011	Construction & Building	LIBOR + 5.25%., 1.00% LIBOR Floor, 4/5/2024	10,895,658	10,714,509	10,691,909	1.0%
Avetta, LLC 17671 Cowan, Suite 150 Irvine, CA 92614	High Tech Industries	0.50% Unfunded, 4/11/2020	1,672,009	(20,118)	(33,440)	0.0%
Avetta, LLC 17671 Cowan, Suite 150 Irvine, CA 92614	High Tech Industries	LIBOR + 5.25%., 1.00% LIBOR Floor, 4/10/2024	4,748,352	4,656,938	4,653,385	0.4%
Azure Midstream Energy, LLC 1250 Woodbridge Branch Park Drive, Suite 100 Houston, TX 77079	Energy: Oil & Gas	LIBOR + 7.50%., 1.00% LIBOR Floor, 12/31/2019	1,963,926	1,941,858	1,963,926	0.2%
Cadence Aerospace, LLC 610 Newport Center Drive, Suite 950 Newport Beach, CA 92660	Aerospace & Defense	LIBOR + 6.50%., 1.00% LIBOR Floor, 11/14/2023	19,900,000	19,717,591	19,701,000	1.9%
Caraustar Industries, Inc. 5000 Austell Powder Springs Road, Suite 300 Austell, GA 30106	Forest Products & Paper	LIBOR + 5.50%., 1.00% LIBOR Floor, 3/14/2022	5,549,352	5,603,105	5,590,972	0.5%
Cardinal US Holdings, Inc. 2128 N Raleigh Street Denver, CO 80212	Services: Business	LIBOR + 5.00%., 1.00% LIBOR Floor, 7/31/2023	8,436,250	7,902,316	8,246,434	0.8%
CB URS HOLDINGS CORP. 10701 Middlebelt Road Romulus, MI 48174	Transportation: Cargo	LIBOR + 5.25%., 1.00% LIBOR Floor, 9/1/2024	14,662,500	14,592,188	14,836,617	1.4%
Central Security Group, Inc. 2448 E. 81st Street, Suite 4300 Tulsa, OK 74137	Services: Consumer	LIBOR + 5.63%., 1.00% LIBOR Floor, 10/6/2021	24,788,303	24,815,990	24,912,244	2.4%
Charming Charlie, LLC 5999 Savoy Drive Houston, TX 77036	Retail	LIBOR + 10.00%., 1.00% LIBOR Floor, 4/24/2023	3,142,297	1,831,573	2,293,877	0.2%
Charming Charlie, LLC 5999 Savoy Drive Houston, TX 77036	Retail	LIBOR + 10.00%., 1.00% LIBOR Floor, 4/24/2023	2,618,581	2,618,581	1,950,843	0.2%
CircusTrix Holdings, LLC P.O. Box 302 Provo, UT 84603	Hotel, Gaming & Leisure	LIBOR + 5.50%., 1.00% LIBOR Floor, 12/16/2021	22,221,758	20,251,265	21,999,540	2.1%
CircusTrix Holdings, LLC P.O. Box 302 Provo, UT 84603	Hotel, Gaming & Leisure	1.00% Unfunded, 12/27/2019	2,675,138	1,783,425	(26,751)	0.0%
Confie Seguros Holding II Co. 1 University Plaza Suite 203 Hackensack, NJ 07601	Banking, Finance, Insurance & Real Estate	LIBOR + 5.25%., 1.00% LIBOR Floor, 4/16/2022	15,821,841	15,719,945	15,693,288	1.5%
Covenant Surgical Partners, Inc. 401 Commerce Street, Suite 600 Nashville, TN 37219	Healthcare & Pharmaceuticals	4.50% Unfunded, 10/4/2018	225,580	—	1,128	0.0%
Covenant Surgical Partners, Inc. 401 Commerce Street, Suite 600 Nashville, TN 37219	Healthcare & Pharmaceuticals	LIBOR + 4.50%., 0.00% LIBOR Floor, 10/4/2024	1,864,398	1,860,260	1,873,720	0.2%
Covenant Surgical Partners, Inc. 401 Commerce Street, Suite 600 Nashville, TN 37219	Healthcare & Pharmaceuticals	LIBOR + 4.50%., 0.00% LIBOR Floor, 10/4/2024	335,707	334,447	337,386	0.0%
CSP Technologies North America, LLC 1030 Riverfront Center Amsterdam, NY 12010	Chemicals, Plastics & Rubber	LIBOR + 5.25%., 1.00% LIBOR Floor, 1/29/2022	13,448,235	13,242,635	13,515,476	1.3%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Datix Bidco Ltd. Swan Court 11 Worple Road Wimbledon, London, UK	High Tech Industries	LIBOR + 4.50%., 0.00% LIBOR Floor, 4/28/2025	1,511,124	1,481,673	1,480,902	0.1%
David's Bridal, Inc. 1001 Washington Street Conshohocken, PA 19428	Retail	LIBOR + 4.00%., 1.25% LIBOR Floor, 10/11/2019	3,406,471	3,090,578	3,021,199	0.3%
Dayton Superior Corp. 1125 Byers Road Miamisburg, OH 45342	Construction & Building	LIBOR + 8.00%., 1.00% LIBOR Floor, 11/15/2021	6,236,222	5,697,598	5,004,568	0.5%
DBRS, Inc. 140 Broadway #35 New York, NY 10005	Services: Business	LIBOR + 5.25%., 1.00% LIBOR Floor, 3/4/2022	5,876,759	5,709,457	5,884,105	0.6%
Deluxe Entertainment Services Group Inc. 2400 West Empire Avenue Burbank, CA 91504	Media: Diversified & Production	LIBOR + 5.50%., 1.00% LIBOR Floor, 2/28/200	16,298,948	16,217,405	15,830,353	1.5%
DFC Global Facility Borrower II LLC 1436 Lancaster Avenue, Suite 300 Berwyn, PA 19312	Services: Consumer	0.50% Unfunded, 9/27/2019	8,437,343	—	—	0.0%
DFC Global Facility Borrower II LLC 1436 Lancaster Avenue, Suite 300 Berwyn, PA 19312	Services: Consumer	LIBOR + 10.75%., 1.00% LIBOR Floor, 9/27/2022	21,562,657	21,435,329	21,562,657	2.0%
Discovery DJ Services LLC 7859 Walnut Hill Lane, #335 Dallas, TX 75230	Energy: Oil & Gas	0.50% Unfunded, 10/25/2022	352,941	—	(5,294)	0.0%
Discovery DJ Services LLC 7859 Walnut Hill Lane, #335 Dallas, TX 75230	Energy: Oil & Gas	0.50% Unfunded, 4/25/2019	392,157	—	(5,882)	0.0%
Discovery DJ Services LLC 7859 Walnut Hill Lane, #335 Dallas, TX 75230	Energy: Oil & Gas	LIBOR + 7.25%., 1.00% LIBOR Floor, 10/25/2022	9,254,902	9,076,774	9,116,078	0.9%
DMT Solutions Global Corp. 450 East 96th Street Indianapolis, IN 46240	Services: Business	LIBOR + 7.00%., 0.00% LIBOR Floor, 7/2/2024	20,000,000	19,400,000	20,000,000	1.9%
Dodge Data & Analytics, LLC/Skyline Data News and Analytics, LLC 830 Third Ave Floor 6 New York, NY 10022	Construction & Building	LIBOR + 8.75%., 1.00% LIBOR Floor, 10/31/2019	9,562,120	9,495,394	9,406,736	0.9%
DXP Enterprises, Inc. 7272 Pinemont Houston, TX 77040	Energy: Oil & Gas	LIBOR + 4.75%., 1.00% LIBOR Floor, 8/29/2023	9,925,000	9,834,713	9,999,438	0.9%
Eagle Family Foods Group LLC 4020 Kinross Lakes Parkway Richfield, OH 44286	Beverage, Food & Tobacco	LIBOR + 6.50%., 1.00% LIBOR Floor, 6/14/2024	15,000,000	14,665,117	14,662,500	1.4%
EagleTree-Carbide Acquisition Corp. 47100 Bayside Parkway Fremont, CA 94538	Consumer Goods: Durable	LIBOR + 4.75%., 1.00% LIBOR Floor, 8/28/2024	19,899,939	19,761,360	20,105,157	1.9%
Eastman Kodak Company 343 State Street Rochester, NY 14650	Consumer Goods: Durable	LIBOR + 6.25%., 1.00% LIBOR Floor, 9/3/2019	1,964,899	1,960,568	1,839,636	0.2%
Elemica, Inc. 550 E Swedesford Road Suite 310 Wayne, PA 19087	High Tech Industries	0.50% Unfunded, 7/7/2021	2,500,000	(37,990)	(12,500)	0.0%
Elemica, Inc. 550 E Swedesford Road Suite 310 Wayne, PA 19087	High Tech Industries	LIBOR + 7.00%., 1.00% LIBOR Floor, 7/7/2021	17,150,000	16,855,855	17,064,250	1.6%
Emmis Operating Company 40 Monument Walsh, Suite 700 Indianapolis, IN 46204	Media: Broadcasting & Subscription	LIBOR + 7.00%., 1.00% LIBOR Floor, 4/18/2019	1,364,450	1,298,953	1,343,983	0.1%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Entertainment Studios P&A LLC 1925 Century Park East, 10th Floor Los Angeles, CA 90067	Media: Diversified & Production	10.49% 5/18/2037	18,121,334	17,764,199	17,804,210	1.7%
Entertainment Studios P&A LLC 1925 Century Park East, 10th Floor Los Angeles, CA 90067	Media: Diversified & Production	5.00% 5/18/2037	2,597,704	2,547,464	4,174,878	0.4%
EnTrans International, LLC 1125 Congress Parkway North Athens, TN 37303	Capital Equipment	LIBOR + 7.50%., 1.00% LIBOR Floor, 6/4/2020	12,187,500	10,037,932	12,187,500	1.2%
ES Chappaquiddick LLC 1925 Century Park East, 10th Floor Los Angeles, CA 90067	Media: Diversified & Production	10.00% 5/18/2022	9,828,086	9,828,086	9,828,086	0.9%
Evergreen Skills Lux S.À:.R.L. 300 Innovative Way Suite 201 Nashua, NH 03062	High Tech Industries	LIBOR + 4.75%., 1.00% LIBOR Floor, 4/28/2021	10,236,390	9,690,784	9,673,389	0.9%
F+W Media, Inc. 38 E. 29th Street New York, NY 10016	Media: Diversified & Production	LIBOR + 10.00%., 1.50% LIBOR Floor, 5/24/2022	2,874,912	2,750,700	1,006,219	0.1%
F+W Media, Inc. 38 E. 29th Street New York, NY 10016	Media: Diversified & Production	LIBOR + 6.50%., 1.50% LIBOR Floor, 5/24/2022	1,061,486	1,061,486	1,114,560	0.1%
Forbes Media LLC 499 Washington Blvd. Jersey City, NJ 07310	Media: Advertising, Printing & Publishing	LIBOR + 6.75%., 1.00% LIBOR Floor, 9/12/2019	14,097,000	13,927,841	14,097,000	1.3%
Foundation Consumer Healthcare, LLC 1190 Omega Drive Pittsburgh, PA 15205-5005	Healthcare & Pharmaceuticals	0.50% Unfunded, 11/2/2023	4,210,526	(31,579)	—	0.0%
Foundation Consumer Healthcare, LLC 1190 Omega Drive Pittsburgh, PA 15205-5005	Healthcare & Pharmaceuticals	LIBOR + 6.50%., 1.00% LIBOR Floor, 11/2/2023	45,560,526	45,244,400	45,560,526	4.3%
Frontline Technologies Group Holding LLC 397 Eagleview Blvd Exton, PA 19341	High Tech Industries	1.00% Unfunded, 9/18/2019	540,227	—	(6,483)	0.0%
Genesis Healthcare, Inc. 101 East State Street Kennett Square, PA 19348	Healthcare & Pharmaceuticals	LIBOR + 6.00%., 0.50% LIBOR Floor, 3/6/2023	35,000,000	34,666,954	34,650,000	3.3%
Harland Clarke Holdings Corp. 15955 La Cantera Parkway San Antonio, TX 78256	Services: Business	LIBOR + 4.75%., 1.00% LIBOR Floor, 11/3/2023	14,443,545	14,380,466	14,127,593	1.3%
Healogics, Inc. 5220 Belfort Road, Suite 130 Jacksonville, FL 32256	Healthcare & Pharmaceuticals	LIBOR + 4.25%., 1.00% LIBOR Floor, 7/1/2021	4,824,562	4,597,358	4,553,421	0.4%
Infinity Sales Group, LLC 5201 Congress Avenue, Suite 150 Boca Raton, FL 33487	Services: Business	LIBOR + 10.50%., 1.00% LIBOR Floor, 11/21/2018	7,480,365	7,339,087	7,704,776	0.7%
Infogroup Inc. 1020 E 1st Street Papillion, NE 68046	Media: Advertising, Printing & Publishing	LIBOR + 5.00%., 1.00% LIBOR Floor, 4/3/2023	16,004,283	15,988,813	15,785,024	1.5%
Instant Web, LLC 7951 Powers Blvd Chanhassen, MN 55317	Media: Advertising, Printing & Publishing	0.50% Unfunded, 12/15/2022	2,379,135	—	—	0.0%
Instant Web, LLC 7951 Powers Blvd Chanhassen, MN 55317	Media: Advertising, Printing & Publishing	LIBOR + 6.50%., 0.00% LIBOR Floor, 12/15/2022	39,492,648	39,400,747	39,492,648	3.8%
Instant Web, LLC 7951 Powers Blvd Chanhassen, MN 55317	Media: Advertising, Printing & Publishing	LIBOR + 6.50%., 0.00% LIBOR Floor, 12/15/2022	324,427	324,427	324,427	0.0%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
International Seaways, Inc. 600 Third Avenue, 39th Floor New York, NY 10016	Transportation: Cargo	LIBOR + 6.00%., 1.00% LIBOR Floor, 6/22/2022	9,812,500	9,646,884	9,818,388	0.9%
Ipsen International GmbH Flutstr. 78 Kleve 47533, Germany	Capital Equipment	LIBOR + 8.00%., 1.00% LIBOR Floor, 9/30/2019	1,163,074	1,165,342	1,163,074	0.1%
Ipsen, Inc. 984 Ipsen Road Cherry Valley, IL 61016	Capital Equipment	LIBOR + 7.00%., 1.00% LIBOR Floor, 9/30/2019	7,567,580	7,523,122	7,567,580	0.7%
Isagenix International, LLC 155 E. Rivulon Blvd. Gilbert, AZ 85297	Beverage, Food & Tobacco	LIBOR + 5.75%., 1.00% LIBOR Floor, 6/14/2025	15,000,000	14,850,779	15,037,500	1.4%
Island Medical Management Holdings, LLC 350 Motor Parkway, Suite 309 Hauppauge, NY 11788	Healthcare & Pharmaceuticals	LIBOR + 6.50%., 1.00% LIBOR Floor, 9/1/2022	12,021,587	11,890,046	11,180,076	1.1%
ITC Service Group Acquisition LLC 7777 Greenback Lane Citrus Heights, CA 95610	High Tech Industries	LIBOR + 9.50%., 0.50% LIBOR Floor, 5/6/2021	11,250,000	11,098,933	10,968,750	1.0%
Jab Wireless, Inc. 400 Inverness Parkway, Suite 330 Englewood, CO 80112	Telecommunications	LIBOR + 8.00%., 0.00% LIBOR Floor, 5/2/2023	19,950,000	19,950,000	19,950,000	1.9%
Jackson Hewitt Tax Service Inc. 3 Sylvan Way, Suite 301 Parsippany, NJ 07054	Services: Consumer	LIBOR + 6.25%., 0.00% LIBOR Floor, 5/30/2023	18,000,000	18,000,000	18,000,000	1.7%
KLO Intermediate Holdings, LLC 1184 rue Jean-Charles-Harvey Quebec, QC G1X5C7, Canada	Chemicals, Plastics & Rubber	LIBOR + 9.75%., 1.50% LIBOR Floor, 4/7/2022	7,477,316	7,403,136	7,290,383	0.7%
KLO Intermediate Holdings, LLC 1184 rue Jean-Charles-Harvey Quebec, QC G1X5C7, Canada	Chemicals, Plastics & Rubber	LIBOR + 9.75%., 1.50% LIBOR Floor, 4/7/2022	4,328,972	4,286,026	4,220,748	0.4%
KNB Holdings Corp. 12303 Technology Blvd., Suite 950 Austin, TX 78727	Consumer Goods: Durable	LIBOR + 5.50%., 1.00% LIBOR Floor, 4/26/2024	15,700,000	15,425,589	15,700,000	1.5%
Labvantage Solutions Ltd. 265 Davidson Avenue, Suite 200 Somerset, NJ 08872	High Tech Industries	LIBOR + 7.50%., 1.00% LIBOR Floor, 12/29/2020	4,505,244	4,475,838	4,505,244	0.4%
Labvantage Solutions Ltd. 265 Davidson Avenue, Suite 200 Somerset, NJ 08872	High Tech Industries	EURIBOR + 7.50%., 1.00% EURIBOR Floor, 12/29/2020	4,179,683	4,669,080	4,883,123	0.5%
Lift Brands, Inc. 2411 Galpin Court, Suite 110 Chanhassen, MN 55317	Services: Consumer	1.00% Unfunded, 4/16/2023	5,000,000	—	(87,500)	0.0%
Lift Brands, Inc. 2411 Galpin Court, Suite 110 Chanhassen, MN 55317	Services: Consumer	LIBOR + 7.00%., 1.00% LIBOR Floor, 4/16/2023	44,887,500	43,931,517	44,101,969	4.2%
Logix Communications, LP 2950 N. Loop West 8th Floor Houston, TX 77092	Telecommunications	LIBOR + 5.75%., 1.00% LIBOR Floor, 12/22/2024	5,013,750	4,965,544	4,963,613	0.5%
LTCG Holdings Corp. 11000 Prairie Lakes Drive, Suite 600 Eden Prairie Lakes Drive	Services: Business	LIBOR + 5.00%., 1.00% LIBOR Floor, 6/6/2020	5,911,325	5,666,545	5,881,768	0.6%
Mayfield Agency Borrower Inc. 3913 Algoma Road Green Bay, WI 54311-9707	Banking, Finance, Insurance & Real Estate	LIBOR + 4.50%., 0.00% LIBOR Floor, 2/28/2025	3,981,233	3,961,882	3,991,186	0.4%
Ministry Brands, LLC 14488 Old Stage Road Lenoir City, TN 37772	Services: Business	LIBOR + 1.00%., 1.00% LIBOR Floor, 10/18/2020	4,313,350	(10,311)	—	0.0%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Ministry Brands, LLC 14488 Old Stage Road Lenoir City, TN 37772	Services: Business	LIBOR + 4.00%., 1.00% LIBOR Floor, 12/2/2022	10,659,934	10,608,142	10,659,934	1.0%
Moss Holding Company 2600 Elmhurst Road Elk Grove Village, IL 60007	Services: Business	0.50% Unfunded, 4/17/2023	2,231,975	—	(22,320)	0.0%
Moss Holding Company 2600 Elmhurst Road Elk Grove Village, IL 60007	Services: Business	LIBOR + 6.75%., 1.00% LIBOR Floor, 4/17/2023	18,687,431	18,402,529	18,500,556	1.8%
MRO Holdings, Inc. 5215 North O'Connor Blvd, Suite 1820 Irving, TX 75039	Aerospace & Defense	LIBOR + 5.25%., 1.00% LIBOR Floor, 10/25/2023	4,467,347	4,427,519	4,500,852	0.4%
Murray Energy Corp. 211 North Broadway St. Lous, MO 63102	Metals & Mining	LIBOR + 7.25%., 1.00% LIBOR Floor, 10/17/2022	3,609,641	3,544,019	3,399,831	0.3%
Navex Global, Inc 6000 Meadows Road Suite 200 Lake Oswego, OR 97035	High Tech Industries	LIBOR + 4.25%., 1.00% LIBOR Floor, 11/19/2021	17,818,035	17,859,634	17,895,988	1.7%
NewsCycle Solutions, Inc. 7900 International Drive, Suite 800 Bloomington, MN 55425	Media: Advertising, Printing & Publishing	LIBOR + 7.00%., 1.00% LIBOR Floor, 12/29/2022	21,425,978	21,215,351	21,104,588	2.0%
NM GRC Holdco, LLC 1370 Broadway, 12th Floor New York, NY 10018	High Tech Industries	1.00% Unfunded, 2/9/2020	2,653,674	—	(26,537)	0.0%
NM GRC Holdco, LLC 1370 Broadway, 12th Floor New York, NY 10018	High Tech Industries	LIBOR + 5.50%., 1.00% LIBOR Floor, 2/9/2024	8,934,035	8,695,189	8,844,695	0.8%
Ocean Bidco, Inc. 800 RXR Plaza, 8th Floor, West Tower Uniondale, NY 11556	High Tech Industries	LIBOR + 5.00%., 1.00% LIBOR Floor, 3/21/2025	4,554,380	4,532,342	4,579,998	0.4%
Opal Acquisition, Inc. 841 Prudential Drive, #1700 Jacksonville, FL 32207	Healthcare & Pharmaceuticals	LIBOR + 4.00%., 1.00% LIBOR Floor, 11/27/2022	8,052,452	7,574,838	7,750,485	0.7%
Orbcomm Inc. 395 W Passaic Street, Suite 325 Rochelle Park, NJ 07662	Telecommunications	8.00% 4/1/2024	9,237,000	9,237,000	9,687,304	0.9%
P.F. Chang's China Bistro, Inc. 7676 E. Pinnacle Peak Road Scottsdale, AZ 85255	Beverage, Food & Tobacco	LIBOR + 5.00%., 1.00% LIBOR Floor, 9/1/2022	14,912,437	14,585,335	14,865,836	1.4%
Paris Presents Inc. 3800 Swanson Court Gurnee, IL 60031	Consumer Goods: Durable	LIBOR + 5.00%., 1.00% LIBOR Floor, 12/31/2020	11,064,138	11,012,889	11,119,459	1.1%
Pathway Partners Vet Management Company LLC 800 W Cesar Chavez St. B-100 Austin, TX 78701	Healthcare & Pharmaceuticals	LIBOR + 4.25%., 0.00% LIBOR Floor, 10/10/2024	903,713	903,713	905,972	0.1%
PDI TA Holdings, Inc. 4001 Central Pointe Parkway, #200 Temple, TX 76504	High Tech Industries	0.75% Unfunded, 4/11/2019	1,522,352	—	(11,418)	0.0%
PDI TA Holdings, Inc. 4001 Central Pointe Parkway, #200 Temple, TX 76504	High Tech Industries	LIBOR + 4.75%., 1.00% LIBOR Floor, 8/25/2023	2,601,093	2,583,794	2,581,585	0.2%
Petroflow Energy Corporation 15 West 6th Street, Suite 100 Tulsa, OK 74119	Energy: Oil & Gas	LIBOR + 8.00%., 1.00% LIBOR Floor, 6/29/2019	3,228,612	2,982,982	2,841,178	0.3%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
PFS Holding Corp. 3747 Hecktown Road Easton, PA 18045	Retail	LIBOR + 3.50%., 1.00% LIBOR Floor, 1/31/2021	3,145,782	2,375,102	1,787,853	0.2%
Photonis Technologies SAS Axis Business Park – Bat E 18 avenue de Pythagore Merignac, France 33700	Aerospace & Defense	LIBOR + 7.50%., 1.00% LIBOR Floor, 9/18/2019	6,397,278	5,842,937	5,629,605	0.5%
Phylogeny, LLC/Conversant Biologics, LLC 601 Genome Way Northwest Huntsville, AL 35806	Healthcare & Pharmaceuticals	1.00% Unfunded, 3/30/2020	1,298,699	(18,655)	(12,987)	0.0%
Phylogeny, LLC/Conversant Biologics, LLC 601 Genome Way Northwest Huntsville, AL 35806	Healthcare & Pharmaceuticals	LIBOR + 6.50%., 1.00% LIBOR Floor, 3/30/2024	6,477,259	6,321,829	6,412,487	0.6%
Plano Molding Company, LLC 431 E. South Street Plano, IL 60545-1601	Consumer Goods: Non-Durable	LIBOR + 8.00%., 1.00% LIBOR Floor, 5/12/2021	7,913,467	7,835,422	7,161,687	0.7%
Project Leopard Holdings, Inc. 15211 Laguna Canyon Road Irvine, CA 92618-3146	High Tech Industries	LIBOR + 4.00%., 1.00% LIBOR Floor, 7/7/2023	3,970,050	3,960,711	3,984,938	0.4%
Radio One, Inc. 1010 Wayne Ave 14th Floor Silver Spring, MD 20910	Media: Broadcasting & Subscription	LIBOR + 4.00%., 1.00% LIBOR Floor, 4/18/2023	2,950,236	2,925,811	2,894,919	0.3%
Reddy Ice Corp. 5720 LBJ Freeway, Suite 200 Dallas, TX 75240	Beverage, Food & Tobacco	LIBOR + 5.50%., 1.25% LIBOR Floor, 5/1/2019	10,847,756	10,866,074	10,847,756	1.0%
Rhino Energy LLC 424 Lewis Hargett Circle, Suite 250 Lexington, KY 40503	Metals & Mining	LIBOR + 10.00%., 1.00% LIBOR Floor, 12/27/2020	7,444,547	7,023,627	7,370,101	0.7%
Rimini Street, Inc. 3993 Howard Hughes Parkway Suite 550 Las Vegas, NV 89169	High Tech Industries	15.00% 6/24/2020	8,216,234	8,101,845	9,037,857	0.9%
Rimini Street, Inc. 3993 Howard Hughes Parkway Suite 550 Las Vegas, NV 89169	High Tech Industries	15.00% 6/24/2020	8,328,550	8,294,647	9,161,405	0.9%
Sequoia Healthcare Management, LLC 138 River Drive South Jersey City, 07310	Healthcare & Pharmaceuticals	16.00% 7/17/2019	5,065,761	5,030,650	5,040,433	0.5%
SG Acquisition, Inc. 2635 Century Parkway NE, Suite 900 Atlanta, GA 30345	Banking, Finance, Insurance & Real Estate	LIBOR + 5.00%., 1.00% LIBOR Floor, 3/29/2024	3,853,467	3,822,011	3,867,918	0.4%
Shift PPC LLC 348 East Maple Road Birmingham, MI 48009	High Tech Industries	LIBOR + 6.00%., 1.00% LIBOR Floor, 12/22/2021	4,564,116	4,474,063	4,564,116	0.4%
Spinal USA, Inc./Precision Medical Inc. 300 Held Drive Northampton, PA 18067	Healthcare & Pharmaceuticals	LIBOR + 9.50%., 1.00% LIBOR Floor, 1/21/2020	12,635,015	12,589,195	12,571,840	1.2%
Spinal USA, Inc./Precision Medical Inc. 300 Held Drive Northampton, PA 18067	Healthcare & Pharmaceuticals	LIBOR + 9.50%., 1.00% LIBOR Floor, 7/21/2020	439,753	438,643	437,554	0.0%
Sprint Industrial Holdings, LLC 5300 Memorial Drive, Suite 270 Houston, TX 77007	Energy: Oil & Gas	LIBOR + 5.75%., 1.25% LIBOR Floor, 5/14/2019	7,981,517	7,772,972	7,762,025	0.7%
STG-Fairway Acquisitions, Inc. 1 Concourse Parkway, NE Atlanta, GA 30328	Services: Business	LIBOR + 5.25%., 1.00% LIBOR Floor, 6/30/2022	3,928,702	3,835,049	3,928,702	0.4%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Studio Movie Grill Holdings, LLC 8350 North Central Expressway Suite 400 Dallas, TX 75206	Hotel, Gaming & Leisure	LIBOR + 7.25%., 1.00% LIBOR Floor, 9/30/2020	20,069,457	19,984,881	20,069,457	1.9%
TDG Group Holding Company 1010 North University Parks Drive Waco, TX 76707	Services: Consumer	1.00% Unfunded, 5/31/2020	656,764	(7,284)	(14,777)	0.0%
TDG Group Holding Company 1010 North University Parks Drive Waco, TX 76707	Services: Consumer	LIBOR + 5.50%., 0.00% LIBOR Floor, 5/31/2024	2,164,800	2,116,781	2,116,092	0.2%
Teladoc, Inc. 2 Manhattenville, Rd Purchase, NY 10577	High Tech Industries	0.50% Unfunded, 7/14/2020	1,250,000	(34,110)	—	0.0%
Telestream Holdings Corp. 848 Gold Flat Road Nevada City, CA 95959	High Tech Industries	LIBOR + 6.45%., 1.00% LIBOR Floor, 3/24/2022	8,596,720	8,436,008	8,338,818	0.8%
Tenere Inc. 700 Kelly Avenue Dresser, WI 54009	Capital Equipment	LIBOR + 10.00%., 1.00% LIBOR Floor, 12/23/2021	31,280,000	31,060,125	30,498,000	2.9%
Tensar Corp. 2500 Northwinds Parkway, Suite 500 Alpharetta, GA 30009	Chemicals, Plastics & Rubber	LIBOR + 4.75%., 1.00% LIBOR Floor, 7/9/2021	12,979,970	12,327,815	12,850,170	1.2%
The Pasha Group 4040 Civic Center Drive, Suite 350 San Rafael, CA 94903	Transportation: Cargo	LIBOR + 7.50%., 1.00% LIBOR Floor, 1/26/2023	7,518,750	7,307,943	7,631,531	0.7%
The Pay-O-Matic Corp. 160 Oak Drive Syosset, NY 11791	Services: Consumer	LIBOR + 9.00%., 0.00% LIBOR Floor, 4/5/2021	23,000,000	22,788,257	22,770,000	2.2%
TherapeuticsMD, Inc. 6800 Broken Sound Parkway NW, 3rd FL Boca Raton, FL 33487	Healthcare & Pharmaceuticals	LIBOR + 7.75%., 1.50% LIBOR Floor, 5/1/2023	15,000,000	14,852,589	14,850,000	1.4%
TherapeuticsMD, Inc. 6800 Broken Sound Parkway NW, 3rd FL Boca Raton, FL 33487	Healthcare & Pharmaceuticals	0.00% Unfunded, 5/31/2019	10,000,000	(98,274)	(100,000)	0.0%
TherapeuticsMD, Inc. 6800 Broken Sound Parkway NW, 3rd FL Boca Raton, FL 33487	Healthcare & Pharmaceuticals	0.00% Unfunded, 12/31/2019	15,000,000	(147,411)	(150,000)	0.0%
Therapure Biopharma Inc. 420 Ambassador Drive Mississauga, ON, Canada L5T 2J3	Healthcare & Pharmaceuticals	LIBOR + 8.75%., 0.50% LIBOR Floor, 12/1/2021	15,000,000	14,944,402	15,675,000	1.5%
U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093	Healthcare & Pharmaceuticals	LIBOR + 4.25%., 1.00% LIBOR Floor, 12/30/2022	7,906,252	7,743,542	7,805,777	0.7%
Vero Parent, Inc. 15300 Barranca Parkway, Suite 100 Irvine, CA 92618	High Tech Industries	LIBOR + 5.00%., 1.00% LIBOR Floor, 8/16/2024	14,887,500	14,752,376	14,961,938	1.4%
Vertex Aerospace Services Corp. 555 Industrial Drive South Madison, MS 39110	Aerospace & Defense	LIBOR + 4.75%., 0.00% LIBOR Floor, 6/29/2025	25,000,000	24,875,000	25,187,500	2.4%
Vince, LLC 1441 Broadway, 6th Floor New York, NY 10018	Retail	LIBOR + 7.00%., 1.00% LIBOR Floor, 11/27/2019	776,167	754,658	729,597	0.1%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Visual Edge Technology, Inc. 3874 Highland Park NW North Canton, OH 44720	Services: Business	1.00% Unfunded, 2/28/2019	3,367,930	—	(16,840)	0.0%
Visual Edge Technology, Inc. 3874 Highland Park NW North Canton, OH 44720	Services: Business	LIBOR + 5.75%., 1.00% LIBOR Floor, 8/31/2022	1,734,441	1,718,450	1,725,769	0.2%
VLS Recovery Services, LLC 17020 Premium Drive Hockley, TX 77447	Services: Business	1.00% Unfunded, 10/17/2019	949,135	—	(9,491)	0.0%
VLS Recovery Services, LLC 17020 Premium Drive Hockley, TX 77447	Services: Business	LIBOR + 6.00%., 1.00% LIBOR Floor, 10/17/2023	158,805	102,351	157,217	0.0%
West Dermatology, LLC 680 Newport Center Drive, Suite 150 Newport Beach, CA 92660	Healthcare & Pharmaceuticals	1.00% Unfunded, 4/4/2020	784,453	—	(7,845)	0.0%
West Dermatology, LLC 680 Newport Center Drive, Suite 150 Newport Beach, CA 92660	Healthcare & Pharmaceuticals	LIBOR + 5.50%., 1.00% LIBOR Floor, 4/8/2023	1,010,138	993,046	1,000,036	0.1%
Woodstream Corp. 69 N. Locust Street Lititz, PA 17543	Consumer Goods: Non-Durable	0.50% Unfunded, 5/29/2021	559,000	—	—	0.0%
Woodstream Corp. 69 N. Locust Street Lititz, PA 17543	Consumer Goods: Non-Durable	LIBOR + 6.25%., 1.00% LIBOR Floor, 5/29/2022	14,541,585	14,541,585	14,541,585	1.4%
Zemax Software Holdings, LLC 10230 NE Points Drive, Suite 540 Kirkland, WA 98033	High Tech Industries	LIBOR + 5.75%., 1.00% LIBOR Floor, 6/25/2024	2,660,485	2,607,384	2,607,275	0.2%
Senior Secured Second Lien Debt
1A SMART START LLC 500 East Dallas Road, Suite 100 Grapevine, TX 76051	High Tech Industries	LIBOR + 8.25%., 1.00% LIBOR Floor, 8/21/2022	17,800,000	17,460,600	17,444,000	1.7%
ABG Intermediate Holdings 2 LLC 100 West 33rd Street, Suite 1007 New York, NY 10001	Retail	7.75% Unfunded, 10/30/2018	911,544	—	2,279	0.0%
ABG Intermediate Holdings 2 LLC 100 West 33rd Street, Suite 1007 New York, NY 10001	Retail	LIBOR + 7.75%., 1.00% LIBOR Floor, 9/29/2025	8,985,450	8,935,412	9,007,914	0.9%
Access CIG, LLC 6902 Patterson Pass Road, Suite G Livermore, CA 94550	Services: Business	LIBOR + 7.75%., 0.00% LIBOR Floor, 2/27/2026	1,694,118	—	1,704,706	0.2%
Access CIG, LLC 6902 Patterson Pass Road, Suite G Livermore, CA 94550	Services: Business	LIBOR + 7.75%., 0.00% LIBOR Floor, 2/27/2026	14,740,196	16,297,537	14,832,322	1.4%
Accruent, LLC 11500 Alterra Parkway, Suite 110 Austin, TX 78758	High Tech Industries	1.50% Unfunded, 7/28/2018	63,911	—	(639)	0.0%
Accruent, LLC 11500 Alterra Parkway, Suite 110 Austin, TX 78758	High Tech Industries	LIBOR + 8.75%., 1.00% LIBOR Floor, 7/28/2024	1,600,735	1,576,099	1,584,727	0.2%
ALM Media, LLC 120 Broadway 5th Floor New York, NY 10271	Media: Advertising, Printing & Publishing	LIBOR + 8.00%., 1.00% LIBOR Floor, 7/30/2021	10,343,750	10,259,068	8,611,172	0.8%
American Residential Services LLC 965 Ridge Lake Blvd, Suite 201 Memphis, TN 38120	Construction & Building	LIBOR + 8.00%., 1.00% LIBOR Floor, 12/31/2022	4,933,333	4,901,080	4,834,667	0.5%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Argon Medical Devices Holdings, Inc. 5151 Headquarters Drive, Suite 210 Plano, TX 75024	Healthcare & Pharmaceuticals	LIBOR + 8.00%., 0.00% LIBOR Floor, 1/23/2026	14,400,000	14,329,759	14,589,000	1.4%
Avalign Technologies, Inc. 2275 Half Day Road, Suite 126 Bannockburn, IL 60015	Healthcare & Pharmaceuticals	LIBOR + 8.25%., 1.00% LIBOR Floor, 7/15/2022	5,500,000	5,453,611	5,458,750	0.5%
Drew Marine Group, Inc. 100 South Jefferson Road Whippany, NJ 07981	Chemicals, Plastics & Rubber	LIBOR + 7.00%., 1.00% LIBOR Floor, 5/19/2021	9,500,000	9,469,976	9,571,250	0.9%
EagleTree-Carbide Acquisition Corp. 47100 Bayside Parkway Fremont, CA 94538	Consumer Goods: Durable	LIBOR + 8.50%., 1.00% LIBOR Floor, 8/28/2025	20,000,000	19,719,967	20,100,000	1.9%
Emerald 3 Ltd. 33 St Mary Axe London, EC3A 8AA United Kingdom	Environmental Industries	LIBOR + 7.00%., 1.00% LIBOR Floor, 5/16/2022	3,000,000	2,983,330	2,955,000	0.3%
Evergreen Skills Lux S.À:.R.L. 300 Innovative Way Suite 201 Nashua, NH 03062	High Tech Industries	LIBOR + 8.25%., 1.00% LIBOR Floor, 4/28/2022	9,999,167	7,471,219	8,415,966	0.8%
Flexera Software LLC 300 Park Blvd, Suite 500 Itasca, IL 60143	High Tech Industries	LIBOR + 7.25%., 1.00% LIBOR Floor, 2/26/2026	3,461,538	3,444,733	3,470,192	0.3%
Global Tel*Link Corp. 107 Francis Street 33rd Floor Mobile, Alabama 36602	Telecommunications	LIBOR + 8.25%., 1.25% LIBOR Floor, 11/23/2020	11,500,000	11,487,957	11,557,500	1.1%
GOBP Holdings, Inc. 2000 Fifth Street Berkeley, CA 94710-1918	Retail	LIBOR + 8.25%., 1.00% LIBOR Floor, 10/21/2022	4,000,000	4,017,739	4,040,000	0.4%
LSCS Holdings, Inc. 190 N. Milwaukee Street Milwaukee, WI 53202	Services: Business	1.00% Unfunded, 9/16/2018	409,091	—	(2,045)	0.0%
LSCS Holdings, Inc. 190 N. Milwaukee Street Milwaukee, WI 53202	Services: Business	LIBOR + 8.25%., 0.00% LIBOR Floor, 3/16/2026	14,590,909	14,264,555	14,517,955	1.4%
Mayfield Agency Borrower Inc. 3913 Algoma Road Green Bay, WI 54311-9707	Banking, Finance, Insurance & Real Estate	LIBOR + 8.50%., 0.00% LIBOR Floor, 3/2/2026	20,000,000	19,704,317	19,912,500	1.9%
Medical Solutions Holdings, Inc. 3901 Centerview Drive Chantilly, VA 20151	Healthcare & Pharmaceuticals	LIBOR + 8.25%., 1.00% LIBOR Floor, 6/16/2025	10,000,000	9,862,235	10,043,750	1.0%
Medplast Holdings, Inc. 2 Hampshire Street Foxborough, MA 02035	Healthcare & Pharmaceuticals	LIBOR + 7.75%., 0.00% LIBOR Floor, 7/2/2026	6,750,000	6,682,500	6,800,625	0.6%
Ministry Brands, LLC 14488 Old Stage Rd Lenoir City, TN 37772	Services: Business	LIBOR + 1.00%., 1.00% LIBOR Floor, 10/18/2020	544,436	(5,206)	—	0.0%
Ministry Brands, LLC 14488 Old Stage Rd Lenoir City, TN 37772	Services: Business	LIBOR + 9.25%., 1.00% LIBOR Floor, 6/2/2023	5,488,000	5,398,542	5,488,000	0.5%
Ministry Brands, LLC 14488 Old Stage Rd Lenoir City, TN 37772	Services: Business	LIBOR + 9.25%., 1.00% LIBOR Floor, 6/2/2023	2,428,773	2,411,241	2,428,773	0.2%
Niacet Corp. 400 47th St. Niagara Falls, NY 14304	Chemicals, Plastics & Rubber	EURIBOR + 8.75%., 1.00% EURIBOR Floor, 8/1/2024	7,489,234	7,937,012	8,574,679	0.8%
Onex TSG Holdings II Corp. 200 Corporate Blvd Lafayette, LA 70508	Healthcare & Pharmaceuticals	LIBOR + 8.50%., 1.00% LIBOR Floor, 12/7/2019	10,556,643	9,940,797	10,556,643	1.0%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Onex TSG Holdings II Corp. 200 Corporate Blvd Lafayette, LA 70508	Healthcare & Pharmaceuticals	LIBOR + 8.50%., 1.00% LIBOR Floor, 7/31/2023	12,248,522	12,149,491	11,605,475	1.1%
Osmose Utilities Services, Inc. 635 Highway 74 S Peachtree City, GA 30269	Construction & Building	LIBOR + 7.75%., 1.00% LIBOR Floor, 8/21/2023	4,363,456	4,300,908	4,298,004	0.4%
Paris Presents Inc. 3800 Swanson Court Gurnee, IL 60031	Consumer Goods: Durable	LIBOR + 8.75%., 1.00% LIBOR Floor, 12/31/2021	7,000,000	6,960,808	7,087,500	0.7%
Patterson Medical Supply, Inc. 28100 Torch Parkway, Suite 700 Warrenville, IL 60555	Healthcare & Pharmaceuticals	LIBOR + 8.50%., 1.00% LIBOR Floor, 8/28/2023	13,500,000	13,395,371	12,960,000	1.2%
PDI TA Holdings, Inc. 300 Interpace Pkwy Parsippany, NJ 07054	High Tech Industries	1.00% Unfunded, 4/11/2019	904,567	—	(9,046)	0.0%
PDI TA Holdings, Inc. 300 Interpace Pkwy Parsippany, NJ 07054	High Tech Industries	LIBOR + 8.75%., 1.00% LIBOR Floor, 8/25/2024	1,349,419	1,326,142	1,335,925	0.1%
PetroChoice Holdings, Inc. 1300 Virginia Drive, Suite 405 Ft. Washington, PA 19034	Chemicals, Plastics & Rubber	LIBOR + 8.75%., 1.00% LIBOR Floor, 8/21/2023	15,000,000	14,721,107	14,737,500	1.4%
PFS Holding Corp. 3747 Hecktown Road Easton, PA 18045	Retail	LIBOR + 7.25%., 1.00% LIBOR Floor, 1/31/2022	4,998,000	4,726,515	374,850	0.0%
Premiere Global Services, Inc. 3280 Peachtree Road N.E. Suite 1000 Atlanta, GA 30305	Telecommunications	LIBOR + 9.50%., 1.00% LIBOR Floor, 6/6/2022	3,000,000	2,906,984	2,865,000	0.3%
PT INTERMEDIATE HOLDINGS III, LLC 1200 Greenbriar Drive Addison, IL 60101	Services: Business	LIBOR + 8.00%., 1.00% LIBOR Floor, 12/8/2025	9,375,000	9,287,615	9,515,625	0.9%
Securus Technologies Holdings, Inc. 14651 Dallas Parkway, Suite 600 Dallas, TX 75254-8815	Telecommunications	LIBOR + 8.25%., 1.00% LIBOR Floor, 11/1/2025	2,942,432	2,913,872	2,954,692	0.3%
STG-Fairway Acquisitions, Inc. 1 Concourse Parkway, NE Atlanta, GA 30328	Services: Business	LIBOR + 9.25%., 1.00% LIBOR Floor, 6/30/2023	10,000,000	9,890,915	9,600,000	0.9%
TexOak Petro Holdings LLC 15 West 6th Street, Suite 100 Tulsa, OK 74119	Energy: Oil & Gas	8.00% 12/29/2019	7,544,028	2,592,170	—	0.0%
TMK Hawk Parent, Corp. 505 Collins Street South Attleboro, MA 02703	Services: Business	LIBOR + 8.00%., 1.00% LIBOR Floor, 8/28/2025	13,392,857	13,079,771	13,258,929	1.3%
TouchTunes Interactive Networks, Inc 850 Third Ave, Suite 15th floor New York, NY 10022	Hotel, Gaming & Leisure	LIBOR + 8.25%., 1.00% LIBOR Floor, 5/29/2022	6,000,000	5,954,597	6,007,500	0.6%
U.S. Renal Care, Inc. 2400 Dallas Parkway, Suite 350 Plano, TX 75093	Healthcare & Pharmaceuticals	LIBOR + 8.00%., 1.00% LIBOR Floor, 12/29/2023	5,000,000	4,924,916	5,025,000	0.5%
Wand Intermediate I LP 7225 Northland Drive, Suite 210 Brooklyn Center, MN 55428	Automotive	LIBOR + 7.25%., 1.00% LIBOR Floor, 9/19/2022	16,000,000	15,897,071	16,080,000	1.5%
Winebow Holdings, Inc. 4800 Cox Road, Suite 300 Glen Allen, VA 23060	Beverage, Food & Tobacco	LIBOR + 7.50%., 1.00% LIBOR Floor, 1/2/2022	12,823,167	12,611,361	11,476,735	1.1%
Zest Acqusition Corp. 2875 Loker Avenue East Carlsbad, CA 92010	Healthcare & Pharmaceuticals	LIBOR + 7.50%., 1.00% LIBOR Floor, 3/13/2026	15,000,000	14,854,563	14,925,000	1.4%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
Zywave Inc. 10100 W. Innovation Drive Suite 300 Milwaukee, WI 53226	High Tech Industries	LIBOR + 9.00%., 1.00% LIBOR Floor, 11/17/2023	5,000,000	4,938,213	5,000,000	0.5%
Collateralized Securities and Structured Products — Debt
Deutsche Bank AG Frankfurt (CRAFT 2015-2 Class Credit Linked Note) Taunusanlage 12 60325 Frankfurt am Main Germany	Diversified Financials	LIBOR + 9.25%, No Floor, 1/16/2022	14,902,644	14,902,644	14,902,644	1.4%
Collateralized Securities and Structured Products — Equity
APIDOS CLO XVI Subordinated Notes 601 Travis Street 16th Floor Houston, Texas 77002	Diversified Financials	Residual, 1/19/2025	9,000,000	3,896,445	3,136,725	0.3%
CENT CLO 19 Ltd. Subordinated Notes 480 Washington Blvd 30th Floor Jersey City, NJ 07310	Diversified Financials	Residual, 10/29/2025	2,000,000	1,257,311	1,099,936	0.1%
Galaxy XV CLO Ltd. Class A Subordinated Notes 601 Travis Street 16th Floor Houston, Texas 77002	Diversified Financials	Residual, 4/15/2025	4,000,000	2,298,314	2,048,067	0.2%
Ivy Hill Middle Market Credit Fund VIII, Ltd. (Subordinated Loan) 245 Park Avenue 44th Floor New York, NY 10167	Diversified Financials	Residual, 2/2/2026	10,000,000	9,552,945	9,766,125	0.9%
Equity
Ascent Resources – Marcellus, LLC 301 N.W. 63rd, Suite 600 Oklahoma City, OK 73116	Energy: Oil & Gas		511,255 Units	1,642,407	1,655,188	0.2%
Ascent Resources – Marcellus, LLC 301 N.W. 63rd, Suite 600 Oklahoma City, OK 73116	Energy: Oil & Gas		132,367 Units	13,237	3,971	0.0%
Avaya Inc. 211 Mount Airy Road Basking Ridge, NJ 07920	Telecommunications		321,260 Units	5,284,727	6,450,901	0.6%
Charming Charlie, LLC 5999 Savoy Drive Houston, TX 77036	Retail		30,046,243 Units	1,302,172	800,000	0.1%
Conisus, LLC 1300 Parkwood Circle SE Suite 450A Atlanta, GA 30339	Healthcare & Pharmaceuticals		4,914,556 Units	199,998	200,000	0.0%
Conisus, LLC 1300 Parkwood Circle SE Suite 450A Atlanta, GA 30339	Healthcare & Pharmaceuticals		12,677,833 Units	9,199,999	9,550,000	0.9%
F+W Media, Inc. 38 E. 29th Street New York, NY 10016	Media: Diversified & Production		311,211 Units	—	—	0.0%
Mooregate ITC Acquisition, LLC, Class A Units 7777 Greenback Lane Citrus Heights, CA 95610	High Tech Industries		500 Units	562,500	300,000	0.0%

Name and Address of Portfolio Company	Industry	Investment Coupon Rate, Maturity Date	Principal/ Number of Shares	Amortized Cost	Fair Value	% Net Assets
NS NWN Acquisition, LLC 271 Waverley Oaks Road Waltham, MA 02452	High Tech Industries		404 Units	393,134	844,208	0.1%
NSG Co-Invest (Bermuda), LP 102 St, James Court Flatts Smiths, FL 04 Bermuda	Consumer Goods: Durable		1,575 Units	1,000,235	675,040	0.1%
Texoak Petro Holdings, LLC 15 West 6th Street, Suite 100 Tulsa, OK 74119	Energy: Oil & Gas		60,000 Units	—	—	0.0%
Spinal USA, Inc./Precision Medical Inc. 300 Held Drive Northampton, PA 18067	Healthcare & Pharmaceuticals		9,317,237 Units	4,736,197	4,472,274	0.4%
Rhino Energy LLC 424 Lewis Hargett Circle, Suite 250 Lexington, KY 40503	Energy: Electricity		170,972 Units	280,353	148,137	0.0%
Tenere Inc. 700 Kelly Avenue Dresser, WI 54009	High Tech Industries		N/A	161,005	31,176	0.0%

DETERMINATION OF NET ASSET VALUE

The value of our assets is determined quarterly and at such other times that an event occurs that materially affects the valuation. The valuation is made pursuant to Section 2(a)(41) of the 1940 Act, which requires that we value our assets as follows: (i) the market price for those securities for which a market quotation is readily available, and (ii) for all other securities and assets, at fair value, as determined in good faith by our board of directors. As a BDC, Section 2(a)(41) of the 1940 Act requires the board of directors to determine in good faith the fair value of portfolio securities for which a market price is not readily available, and it does so in conjunction with the application of our valuation procedures by our Adviser.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each asset while employing a valuation process that is consistently followed. Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations in our consolidated financial statements.

In making fair value determinations, the following guidelines generally are used.

Valuation of Portfolio Investments

The fair value of our investments is determined quarterly in good faith by our board of directors pursuant to our consistently applied valuation procedures and valuation process in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, we are required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that we ultimately realize on these investments to materially differ from the valuations currently assigned.

Our investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported), and the non-binding nature of consensus pricing and/or quotes, we believe that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by us and determined in the manner described above does not accurately reflect the fair value of such investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, if CIM is unable to obtain market quotations, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing our debt investments;
•	multiples of EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by designated members of CIM’s management team. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by designated members of CIM’s management team with final approval from the board of directors.

Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

We periodically benchmark the broker quotes from the brokers or dealers against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these quotes are reliable indicators of fair value. We may also use other methods to determine fair value for securities for which we cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. Designated members of CIM’s management team and our board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with our valuation process.

The value of the TRS was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by us. The loans underlying the TRS were valued in the same manner as loans owned by us. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. We classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs.

Valuation Methods

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by certain of CIM’s investment professionals and certain members of its management team, with such valuation taking into account information received from various sources, including independent valuation firms, if applicable;
•	preliminary valuation conclusions are then documented and discussed with members of CIM’s management team;
•	designated members of CIM’s management team review the preliminary valuation, and, if applicable, deliver such preliminary valuation to an independent valuation firm for its review;
•	designated members of CIM’s management team, and, if appropriate, the relevant investment professionals meet with the independent valuation firm to discuss the preliminary valuation;
•	designated members of CIM’s management team respond and supplement the preliminary valuation to reflect any comments provided by the independent valuation firm;
•	our audit committee meets with members of CIM’s management team and the independent valuation firms to discuss the assistance provided and the results of the independent valuation firms’ review; and
•	our board of directors discusses the valuation and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of CIM, the audit committee and any third-party valuation firm, if applicable.

In addition to the foregoing, certain investments for which a market price is not readily available are evaluated on a quarterly basis by an independent valuation firm and certain other investments are on a rotational basis reviewed once over a twelve-month period by an independent valuation firm. Finally, certain investments are not evaluated by an independent valuation firm unless the net asset value and other aspects of such investments in the aggregate exceed certain thresholds.

Determinations in Connection With Offerings

We are offering our common stock on a continuous basis at an offering price of $9.70 per share; however, to the extent that our net asset value increases, we will sell our common stock at a price necessary to ensure that our common stock is not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of our common stock and, as a result, may receive fractional common stock. We intend to continue this offering until no later than January 25, 2019.

In connection with each weekly closing on the sale of shares of our common stock offered pursuant to this prospectus, our board of directors has delegated to one or more of its directors the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value per share.

The following factors, among others, will be considered in making the determination that our common stock is not sold at a price per share, after deducting selling commissions and dealer manager fees, which is below our net asset value per share:

•	the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains or net losses on the sale of our portfolio investments), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common stock; and
•	the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our common stock, but instead it involves the determination that we are not selling our common stock at a price that, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue our common stock at a price that, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement of which this prospectus is a part) to suspend the offering of our common stock pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or one or more of the directors thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine our net asset value per share within two days prior to any such sale to ensure that such sale will not be at a price that, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine our net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors consists of six members, four of whom will not be “interested persons” of our company or of CIM as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our board of directors. We refer to these individuals as our independent directors. Our board of directors elects our executive officers, who serve at the discretion of our board of directors.

Board of Directors and Executive Officers

Pursuant to our articles of incorporation, our directors are divided into three classes. Each class of directors will hold office for a three-year term. However, the initial members of the three classes had initial terms of one, two and three years, respectively. At each annual meeting of our shareholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

The board of directors met eighteen times and took action by unanimous written consent five times during the fiscal year ended December 31, 2017.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors. The address for each director is c/o CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, New York 10016.

Interested Directors

Messrs. Gatto and Reisner are interested persons, as defined in the 1940 Act, due to their positions as officers of our company.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Mark Gatto	45	2011	2021	Mr. Gatto serves as Co-Chairman and Co-Chief Executive Officer of our company and CIG. Mr. Gatto serves on the investment committee of CIM. In addition, Mr. Gatto is a Trustee, Co-President and Co-Chief Executive Officer and serves on the investment allocation committee of CION Ares Diversified Credit Fund, a diversified, closed-end management investment company, and a Director and Co-Chief Executive Officer of CION Ares Management, LLC, a registered investment adviser. He joined CION Investments in 1999. Mr. Gatto was formerly Executive Vice President and Chief Acquisitions Officer from May 2007 through January 2008. He served as Executive Vice President of Business Development from May 2006 through May 2007 and Vice President of Marketing from August 2005 through February 2006. Mr. Gatto was also Associate General Counsel for CIG from November 1999 until October 2000. Previously, Mr. Gatto was an executive for a leading international product development and marketing company from 2000 through 2003 and later co-founded a specialty business-consulting firm in New York City where he served as its managing partner before re-joining CION Investments in 2005. Mr. Gatto was also an attorney in private practice from 1996 through 1999. Mr. Gatto received an M.B.A from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.
CION Ares Diversified Credit Fund
Through his broad experiences in business and corporate development, Mr. Gatto brings to our company a unique business expertise as well as extensive financial and risk assessment abilities. Mr. Gatto’s service with CION Investments provides him with a specific understanding of our company, its operations, and the business and regulatory issues similar to those issues facing business development companies. Mr. Gatto’s positions as Co-Chairman and Co-Chief Executive Officer of our company provides our board of directors with a direct line of communication to, and direct knowledge of the operations of, our company.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Michael A. Reisner	47	2011	2021	Mr. Reisner serves as Co-Chairman and Co-Chief Executive Officer of our company and CIG. Mr. Reisner serves on the investment committee of CIM. In addition, Mr. Reisner is a Trustee, Co-President and Co-Chief Executive Officer and serves on the investment allocation committee of CION Ares Diversified Credit Fund, a diversified, closed-end management investment company, and a Director and Co-Chief Executive Officer of CION Ares Management, LLC, a registered investment adviser. He joined CION Investments in 2001. Mr. Reisner was formerly Chief Financial Officer from January 2007 through April 2008. Mr. Reisner was also formerly Executive Vice President — Originations from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney in private practice in New York. Mr. Reisner received a J.D., cum laude, from New York Law School and a B.A. from the University of Vermont.
CION Ares Diversified Credit Fund
Through his extensive experiences as a senior executive, including his time as chief financial officer of CION Investments, Mr. Reisner brings business expertise, finance and risk assessment skills to our company. Mr. Reisner’s prior position as a corporate attorney allows him to bring to our board of directors and our company the benefit of his experience negotiating and structuring various investment transactions as well as an understanding of the legal, business, compliance and regulatory issues similar to those issues facing business development companies. Mr. Reisner’s positions as Co-Chairman and Co-Chief Executive Officer of our company provides our board of directors with a direct line of communication to, and direct knowledge of the operations of, our company.

Independent Directors

Messrs. Breakstone, Finlay, Schwartz and Hedin are considered independent for purposes of the 1940 Act.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Robert A. Breakstone	80	2012	2020	Mr. Breakstone has been the President and Chief Executive Officer of Landmark International Group, Inc., an independent consulting firm providing business development, financial, information technology, and marketing services to major corporations and start-up entrepreneurial ventures, since 1995. Previously, Mr. Breakstone served as Executive Vice President and Chief Operating Officer at GTECH Corporation, a provider of technology-based gaming systems and services, from 1988 to 1995, where he took the firm private in a leveraged buyout and then public again later in an initial public offering. Prior to GTECH, he was President and Chief Executive Officer at Health-tex, Inc., which we believe is a leading marketer and retailer of children’s apparel, from 1985 to 1988, where he led a management buyout of the firm from Chesebrough Pond’s Inc., where he served as Group Vice President and served on the Executive Committee and Board of Directors from 1974 to 1985. Prior to Chesebrough Pond’s, Mr. Breakstone was a Group Executive with the Chase Manhattan Bank N.A. from 1970 to 1974, where he managed major corporate, domestic and international banking divisions. From 1967 to 1970, he was Vice President and Chief Financial Officer of Systems Audits, Inc., a management consulting firm providing information technology services to the financial industry.	None

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Mr. Breakstone also served on the board of directors of By Design International Ltd., a private, for-profit designer and marketer of women’s apparel and on the advisory board of Hoffinger Industries, Inc., a leader in the above-ground pool/filtration industry. In addition to his prior service as a member of the board of Chesebrough Pond’s, Mr. Breakstone also served on the board of directors of OSF, Inc., a Canadian publicly traded company, from 1996 to 1998 where, as a member of an independent special committee, he was responsible for selling the company to a US-based financial entity. Mr. Breakstone served as an Adjunct Professor at the Graduate School of Business at Mercy College from 1999 to 2008. From 1963 to 1967, Mr. Breakstone was an adjunct professor at New York University. In addition, from 1967 to 1969, Mr. Breakstone was an Adjunct Assistant Professor at Pace University. Mr. Breakstone’s degrees include a B.S. in Mathematics and an M.B.A. from the City College of New York.

Mr. Breakstone has extensive operating experience in both public and private companies in a variety of industries and has served as a member of various boards. This experience has provided Mr. Breakstone, in the opinion of our board of directors, with experience and insight that is beneficial to us.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Peter I. Finlay	57	2016	2019	Mr. Finlay is the founder and Managing Principal of Ardentis LLC, a corporate finance consulting firm that provides advisory services to companies in the U.S. and international markets. From 2008 to 2013, Mr. Finlay served as Managing Director of ICON Capital and was responsible for managing new business origination in Europe and North America. Prior to 2008, Mr. Finlay held various management positions both in financial institutions and in relevant industries. From 2006 to 2008, he served as Director of Equipment Finance at Landsbanki Commercial Finance where he established a new industrial finance business with a focus on originating middle market secured debt transactions. From 2003 to 2006, he served as Vice President & Regional Director Europe for GMAC Commercial Finance where he started a new equipment finance business. From 2000 to 2003, Mr. Finlay served as a Director of Project Finance Organization at Bell Labs Lucent Technologies and from 1997 to 1999 he served as a Marketing Director of Structured Finance at Transamerica Leasing, where he established a structured finance operation covering Europe and the Middle East. Mr. Finlay started his career at National Westminster Bank (1979 – 1986) before moving to Barclays (1986 – 1997), where he held various positions, including Manager in the middle market structured leasing department and Manager in the para-banking inspection department where he was responsible for reviewing risk management compliance and risk underwriting in the bank’s European equipment finance subsidiaries.
None
Since 2014, Mr. Finlay has been the Managing Principal of Ardentis LLC and is also an advisor to the board of EMM Investments LLC, a privately held asset manager engaged in lending to asset intensive companies. From 2009 to 2011, Mr. Finlay served as Chairman and non-executive Director of Premier Telesolutions Ltd. (UK).

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Mr. Finlay became an Associate of the Chartered Institute of Bankers in England and Wales in 1994 and completed a Diploma in Financial Studies in 1997. He completed an M.B.A. at City University Business School in London in 1997 and subsequently served as a tutor in the evening M.B.A. program. He is a member of the Institute of Directors in the United Kingdom.

In the opinion of our board of directors, Mr. Finlay’s experience of working with large financial institutions in the middle market combined with his knowledge of structured finance, risk management and financial control, brings value to our board of directors.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Aron I. Schwartz	47	2012	2020	Mr. Schwartz has been a Managing Director at ACON Investments since July 2014. Mr. Schwartz is the founder of Constructivist Capital, LLC, a firm that works with family offices and alternative asset management firms to pursue attractive investment opportunities. He was previously a consultant to and a Managing Director at Avenue Capital from 2012 to 2014, and held various positions culminating in Managing Director of Fenway Partners, a middle market private equity firm based in New York, from 1999 to 2011. From 1997 to 1999, Mr. Schwartz was an associate in the Financial Entrepreneurs Group of Salomon Smith Barney, where he worked on a variety of financings and advisory assignments. He also serves or has served on the board of directors of a number of other public and private companies, including True Value Company, 1-800 Contacts, Inc., Commonwealth Laminating & Coating, Inc., Easton Bell Sports, Inc., STVT-AAI Education Inc., Igloo Products Corp., APR Energy, PLC, Borden Dairy Holdings and ATU Auto Technick-Unger. In addition, Mr. Schwartz previously served on the board of directors of the Open Road Foundation and US-ASEAN Business Council. Mr. Schwartz, a Certified Management Accountant, received his J.D. and M.B.A with honors from U.C.L.A. and his B.A. and B.S.E. cum laude from the Wharton School at the University of Pennsylvania.

Mr. Schwartz has extensive experience in the finance and private equity industries and has served as a member of the board of directors of various public and private companies in a variety of industries. This experience, along with the fact that he is a Certified Management Accountant, has provided Mr. Schwartz, in the opinion of our board of directors, with experience and insight that is beneficial to us.

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Earl V. Hedin	62	2017	2019	Mr. Hedin is the co-founder and Managing Partner of Hudson Partners Group LLC and its broker-dealer, Hudson Partners Securities LLC, registered with FINRA. The firm assists investment managers in raising institutional capital for hedge funds, private equity and other alternative investment strategies. From 1999 to 2007, Mr. Hedin served as a Senior Managing Director at Bear, Stearns & Co. Inc., where he held various senior roles building and guiding the Bear Stearns Asset Management Group. These roles included Chief Financial Officer, Director of Alternatives and co-head and founder of the firm's Private Funds Group. He was responsible for the firm's sponsored venture capital funds and headed the approximately $1 billion private equity fund-of-funds program. During his tenure, he created numerous alternative asset products and helped raise over $3 billion for these funds. Mr. Hedin also created the first hedge fund-of-funds product at Bear Stearns. From 1995 to 1998, he served as a Managing Director — Principal, and worked on several key international financial structuring projects, including the creation of Bear Stearns Irish Bank in Dublin. Additionally, Mr. Hedin created the Bear Stearns Dublin Development Center to reduce technology related costs. From 1994 to 1995, he served as Vice President at Bankers Trust New York Corporation, where he was responsible for strategic planning and management reporting. Prior to that, from 1989 to 1993, he worked as a Vice President and Controller in the firm's Domestic Merchant Bank and directed all financial management functions across a variety of business units. During that time, he was also actively involved in the buying and selling of LBO partnership interests. From 1988 to 1989, he served as Vice President — Finance and Chief Financial Officer of American International Group's credit subsidiary, A.I. Credit Corporation, and managed the firm's liability portfolio.	None

Name	Age	Director Since	Expiration of Term	Principal Occupation, Other Business Experience During the Past Five Years	Other Public Directorships Held During the Past Five Years
Previously, Mr. Hedin was an Associate in Morgan Stanley's venture capital group as well as the Chief Financial Officer of the group's activities. Prior to that, he served as a Senior Accountant at Price Waterhouse.

Mr. Hedin received his M.B.A from Rutgers Graduate School of Management in 1980 and did graduate studies at Carnegie-Mellon University. He received his B.A. from Rutgers College in 1978. Mr. Hedin is a holder of the right to use the Chartered Financial Analyst® designation and is a Certified Public Accountant (retired). Mr. Hedin also holds various FINRA licenses including Series 7, 63, 99, 24 (Securities Principal) and 27 (Financial Principal).

In the opinion of our board of directors, Mr. Hedin’s extensive experience working with large financial institutions combined with his knowledge of various alternative investment strategies and industries, provides experience and insight that is beneficial to us.

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Positions Held
Mark Gatto	45	Co-Chief Executive Officer and Co-Chairman
Michael A. Reisner	47	Co-Chief Executive Officer and Co-Chairman
Keith S. Franz	49	Managing Director, Chief Financial Officer and Treasurer
Gregg A. Bresner	51	President and Chief Investment Officer
Stephen Roman	37	Chief Compliance Officer and Secretary

The address for each executive officer is c/o CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, New York 10016.

Executive Officers Who are Not Directors

Keith S. Franz, Managing Director, Chief Financial Officer and Treasurer of CĪON Investment Corporation. He joined CION Investments in March 2009 as a Vice President of Accounting and Finance. In July 2011, Mr. Franz was promoted to Senior Vice President and Principal Financial Officer. Mr. Franz was previously a Senior Manager at Smart & Associates LLP from December 2008 until March 2009 and the Vice President of Corporate Finance for Audiovox Corporation from August 2004 to November 2008. From September 1991 through August 2004, Mr. Franz was employed by Ernst & Young LLP, rising to the level of Senior Audit Manager. Mr. Franz received a B.S. from Binghamton University and is a certified public accountant.

Gregg A. Bresner, President and Chief Investment Officer of CĪON Investment Corporation. He joined CIG in April 2016. Mr. Bresner has 25 years of corporate finance, investment and portfolio management experience with a focus in the leveraged finance sector. Prior to joining our company and CIM, Mr. Bresner worked at investment management and banking firms including Wasserstein Perella & Co., Bankers Trust Company, BT Alex. Brown, Deutsche Bank, Briscoe Capital Management and Plainfield Asset Management. Previously, Mr. Bresner served as the operating Chief Financial Officer of JDS Therapeutics from 2012 to 2016. At JDS, Mr. Bresner led the company's financial, accounting, capital raising, corporate development and human resource functions and completed multiple capital raises, licensing transactions and acquisitions. In 2010, Mr. Bresner co-founded Tyto Capital, an investment firm specializing in private debt and equity investments in U.S. based middle-market companies. Tyto originated and acquired multiple private investments from 2010 to 2012, including an equity investment in JDS Therapeutics. In 2003, Mr. Bresner co-founded Briscoe Capital Management, a registered investment manager and the portfolio manager of the Fairfield Briscoe Senior Capital Fund, a debt fund focused on non-investment grade senior secured debt assets. Mr. Bresner actively managed a diversified loan portfolio of approximately 100 issuers. While at Briscoe, Mr. Bresner successfully raised and utilized approximately $700 million of committed debt facilities with Citigroup and CIBC. In mid-2006, the Briscoe Capital team merged into Plainfield Asset Management, a multi-billion dollar special situations hedge fund platform. From 2006 to 2010, Mr. Bresner served as a Managing Director of Plainfield, where he sourced and executed direct U.S. debt and equity investments for various Plainfield investment funds. Mr. Bresner began his investment banking career in the Mergers & Acquisitions group of Wasserstein Perella, where he advised middle-market companies and private equity sponsors on mergers and acquisitions, leveraged recapitalization and restructuring transactions. While at Bankers Trust Company and Deutsche Bank, Mr. Bresner was a senior investment banker in the Financial Sponsors Group where he focused on sourcing, structuring and executing leveraged senior debt, high yield debt and mezzanine financings for private equity sponsors. Mr. Bresner graduated magna cum laude with a B.S. from Rensselaer Polytechnic Institute and received his M.B.A. from the Columbia University Graduate School of Business, where he was a Beta Gamma Sigma scholar. Mr. Bresner is a holder of the right to use the Chartered Financial Analyst® designation.

Stephen Roman, Chief Compliance Officer and Secretary of CĪON Investment Corporation. He joined CIG in July of 2013 and since August 2013 has been Vice President of CIM. During his tenure at our company, Mr. Roman has advised on numerous legal and regulatory matters and managed corporate and securities law compliance matters for our various corporate entities as well as our registered investment adviser. From November 2012 through June 2013, Mr. Roman served as an attorney in New York. Previously, he was an analyst at Forex Capital Markets. Mr. Roman received a J.D. from the Northwestern University School of Law and a B.S. from New York University. Mr. Roman is a holder of the right to use the Chartered Financial Analyst® designation and is a member of the CFA Institute.

Committees of the Board of Directors

In addition to serving on our board of directors, our independent directors also serve on one or more of the following committees that have been established by our board of directors to handle certain designated responsibilities. The board of directors has designated a chairman of each committee. The board of directors may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or dissolve any committee as it deems necessary and in our best interest.

Audit Committee.  The members of our audit committee are Robert A. Breakstone, Peter I. Finlay, Aron I. Schwartz and Earl V. Hedin, each of whom meets the independence standards established by the SEC for audit committees and is independent for purposes of the 1940 Act. Mr. Schwartz serves as chairman of the audit committee. Our board of directors has determined that Mr. Schwartz is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee operates pursuant to a written charter and meets periodically as necessary. A copy of the audit committee’s charter is available on our website: www.cioninvestments.com. The audit committee is responsible for selecting, engaging and discharging our independent registered public accounting firm (our “independent accountants”), reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The audit committee also establishes guidelines, reviews preliminary valuations and makes recommendations to our board of directors regarding the valuation of our loans and other investments. The audit committee met eleven times in 2017.

Nominating and Corporate Governance Committee.  The members of our nominating and corporate governance committee are Messrs. Breakstone, Finlay, Schwartz and Hedin, each of whom meets the independence standards established by the SEC for governance committees and is independent for purposes of the 1940 Act. Mr. Breakstone serves as chairman of the nominating and governance committee. The nominating and governance committee operates pursuant to a written charter and meets periodically as necessary. A copy of the nominating and governance committee’s charter is available on our website: www.cioninvestments.com. The nominating and governance committee is responsible for selecting, researching and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders’ proposed nominations for directors. The nominating and governance committee met three times in 2017.

The nominating and governance committee considers candidates suggested by its members and other directors, as well as our management and shareholders. A shareholder who wishes to recommend a prospective nominee for the board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See “Description of Our Securities — Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws — Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals.”

Risk Oversight and Board Structure

Through its direct oversight role, and indirectly through its committees, the board of directors performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of our key service providers, including our investment adviser, administrator, distributor and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (5) engaging the services of our chief compliance officer to test our compliance procedures and those of certain of our service providers.

Messrs. Gatto and Reisner, who are “interested persons” as defined in Section 2(a)(19) of the 1940 Act, serve as the co-chief executive officers and co-chairmen of the board of directors. The board of directors believes that Messrs. Gatto and Reisner, as our co-chief executive officers and co-chairmen of the board of directors, are the directors with the most knowledge of our business strategy and are best situated to serve as chairmen of the board of directors. Our articles of incorporation, as well as regulations governing BDCs generally, require that a majority of the board of directors be persons other than “interested persons” of the BDC, as defined in Section 2(a)(19) of the 1940 Act. The board of directors does not currently have a lead independent director. The board of directors, after considering various factors, has concluded that its structure is appropriate at this time. As our assets increase, the board of directors will continue to monitor our structure and determine whether it remains appropriate based on the complexity of our operations.

Compensation of Directors

Our directors who do not also serve in an executive officer capacity for us or CIM are entitled to receive annual cash retainer fees, fees for attending board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net asset value as of the end of each fiscal quarter. These directors are Messrs. Breakstone, Finlay, Schwartz and Hedin. Through July 17, 2017, amounts payable under this arrangement were determined and paid quarterly in arrears as follows:

Net Asset Value	Cash Retainer	Meeting Fee	Chairperson Fee
0 to $75 million	$0	$350	$2,500
Greater than $75 million to $300 million	$30,000	$350	$5,000
Greater than $300 million to $500 million	$40,000	$600	$5,000
Greater than $500 million to $1 billion	$60,000	$700	$20,000
Greater than $1 billion	$80,000	$800	$25,000

Since July 18, 2017, amounts payable under this arrangement are determined and paid quarterly in arrears as follows:

Net Asset Value	Cash Retainer	Meeting Fee	Chairperson Fee
0 to $75 million	$0	$350	$2,500
Greater than $75 million to $300 million	$40,000	$350	$5,000
Greater than $300 million to $500 million	$50,000	$600	$5,000
Greater than $500 million to $1 billion	$70,000	$700	$20,000
Greater than $1 billion	$90,000	$800	$25,000

We also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time. We did not pay compensation to our directors who also serve in an executive officer capacity for us or CIM for the year ended December 31, 2017.

Our directors then serving on our board were paid compensation of $328,751 in connection with their service on the board during the year ended December 31, 2017. No director or executive officer receives pension or retirement benefits from us.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are officers of CIM or by individuals who were contracted by CIM to work on our behalf, pursuant to the terms of the investment advisory agreement or administration agreement. Each of our executive officers is an officer of CIM, and the day-to-day investment operations and administration of our portfolio are managed by CIM. In addition, we reimburse CIM for our allocable portion of expenses incurred by CIM in performing its obligations under the administration agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the administration agreement.

The investment advisory agreement and the administration agreement each provides that CIM and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by CIM or such other person, and CIM and such other person shall be held harmless for any loss or liability suffered by us, if (i) CIM has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) CIM or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful malfeasance, bad faith or gross negligence by CIM or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold CIM or such other person harmless is only recoverable out of our net assets and not from our shareholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of CIM and its investment committee, which currently consists of Mark Gatto and Michael A. Reisner, co-chief executive officers of CIM and co-chairmen of its investment committee, and Gregg A. Bresner, President and Chief Investment Officer of CIM. For more information regarding the business experience of Messrs. Gatto, Reisner and Bresner, see “Management — Board of Directors and Executive Officers.” A majority of members of CIM’s investment committee must approve each new investment that we make. The members of CIM’s investment committee will not be employed by us and will receive no compensation from us in connection with their portfolio management activities.

Investment Personnel

Our investment personnel currently consists of the members of CIM’s investment committee, Messrs. Gatto, Reisner and Bresner. See “Management — Board of Directors and Executive Officers” for biographical information pertaining to Messrs. Gatto, Reisner and Bresner.

CIM is currently staffed with the members of the investment committee and our other executive officers. See “Management — Board of Directors and Executive Officers.” In addition, CIM may retain additional investment personnel, based upon its needs.

The compensation of the members of the investment committee paid by CIM includes an annual base salary and may include a discretionary annual bonus. In addition, certain investment committee members indirectly hold equity interests in CIM and may receive distributions in profits in respect of those interests.

None of the investment committee members is a direct beneficial owner of our common stock.

INVESTMENT ADVISORY AGREEMENT

Overview of CIM

Management Services and Responsibilities

CIM is a registered investment adviser and serves as our investment adviser pursuant to the investment advisory agreement in accordance with the 1940 Act. Subject to the overall supervision of our board of directors, CIM oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory agreement, CIM, among other things:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	identifies, evaluates and negotiates the structure of the investments we make;
•	performs due diligence on prospective portfolio companies;
•	executes, closes, services and monitors the investments we make; and
•	determines the securities and other assets we purchase, retain or sell.

CIM’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Advisory Fees

We pay CIM a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to CIM and any incentive fees it earns will ultimately be borne by our shareholders.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Financial Condition, Liquidity and Capital Resources — Total Return Swap” for a description of how we calculated fees with respect to our TRS.

Base Management Fee

The base management fee is calculated at an annual rate of 2% of our average gross assets, excluding cash and cash equivalents. The base management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of CIM. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as CIM will determine. The base management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.875% (7.5% annualized), subject to a “catch up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to CIM under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from issuances of our common stock (including our fifth amended and restated distribution reinvestment plan) reduced for distributions to investors that represent a return of capital and amounts paid for share repurchases pursuant to our share repurchase program. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No subordinated incentive fee on income is payable to CIM in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate rate of 1.875% (the “hurdle rate”).
•	100.0% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate, but is less than or equal to 2.34375% in any calendar quarter (9.375% annualized) is payable to CIM. We refer to this portion of our pre-incentive fee net investment income as the “catch-up.” The “catch-up” provision is intended to provide CIM with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.34375% in any calendar quarter.
•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.34375% in any calendar quarter (9.375% annualized) is payable to CIM once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to CIM).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income (expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

These calculations are appropriately pro rated for any period of less than three months.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20% of our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.875% on average adjusted capital for a quarter, we will pay the applicable incentive fee even if we have incurred a net loss in the quarter due to a realized or unrealized capital loss. CIM will not be under any obligation to reimburse us for any part of the incentive fee it receives that is based on prior period accrued income that we never receive as a result of a subsequent decline in the value of our portfolio.

The fees that are payable under the investment advisory agreement for any partial period are appropriately prorated. The fees are calculated using a detailed policy and procedure approved by CIM and our board of directors, including a majority of the independent directors, and such policy and procedure is consistent with the description of the calculation of the fees set forth above.

CIM may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as CIM may determine in its sole discretion.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter*

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.00%
Hurdle rate(1) = 1.875%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income — (base management fee + other expenses) = 1.30%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.60%
Hurdle rate(1) = 1.875%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income — (base management fee + other expenses) = 1.9%

Subordinated incentive fee on income = 100.0% × pre-incentive fee net investment income (subject to
“catch-up”)(4)

= 100.0% x (1.9% - 1.875%)
= 0.025%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.2%
Hurdle rate(1)= 1.875%
Base management fee(2) = 0.5%
Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
Pre-incentive fee net investment income
(investment income — (base management fee + other expenses) = 2.5%

Catch up = 100.0% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100.0% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 2.34375%))

Catch up           = 2.34375% – 1.875%

              = 0.46875%

Subordinated incentive fee on income = (100.0% × 0.46875%) + (20% × (2.5% - 2.34375%)) =

        = 0.46875% + (20% × 0.15625%)
        = 0.46875% + 0.03125%
        = 0.5%

Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.5%.

(1)	Represents 7.5% annualized hurdle rate.
(2)	Represents 2% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.
(3)	Excludes offering and organizational costs.
(4)	The “catch-up” provision is intended to provide CIM with an incentive fee of 20% on all pre-incentive fee net investment income when our net investment income exceeds 2.34375% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains*

Scenario 1:

Assumptions

Year 1:  $20 million investment made in Company A (“Investment A”) and $30 million investment made in Company B (“Investment B”).

Year 2:  Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

Year 3:  FMV of Investment B determined to be $25 million.

Year 4:  Investment B sold for $31 million.

The incentive fee on capital gains, if any, would be:

Year 1:  None.

Year 2:  Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%).

Year 3:  None → $5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

Year 4:  Incentive fee on capital gains of $200,000 → $6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (incentive fee on capital gains taken in Year 2).

Scenario 2

Assumptions

Year 1:  $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

Year 2:  Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

Year 3:  FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

Year 4:  FMV of Investment B determined to be $35 million.

Year 5:  Investment B sold for $20 million.

The incentive fee on capital gains, if any, would be:

Year 1:  None.

Year 2:  $5 million incentive fee on capital gains → 20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B).

Year 3:  $1.4 million incentive fee on capital gains → $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2.

Year 4:  None.

Year 5:  None → $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of advisory fees under the investment advisory agreement and the payment of other expenses under the administration agreement. Our investment advisory fee compensates CIM for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. CIM is compensated for its services under the administration agreement. We bear all other expenses of our operations and transactions, including, without limitation:

•	corporate expenses relating to borrowings and costs associated with the offering of our common stock, subject to limitations included in the investment advisory and administration agreements;
•	the cost of calculating our net asset value, including the cost of any third-party valuation services;
•	the cost of effecting sales and repurchase of shares of our common stock and other securities;
•	investment advisory fees;
•	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with our marketing efforts;
•	interest payable on debt, if any, incurred to finance our investments;
•	federal and state registration fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses;
•	costs of proxy statements, tender offer materials, shareholders’ reports and notices;
•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
•	direct costs such as printing, mailing, long distance telephone, and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments; and
•	all other expenses incurred by CIM or us in connection with administering our business, including all expenses incurred by CIM or its affiliates in performing their obligations, and the reimbursement of the compensation of our chief financial officer and chief compliance officer and their respective staffs paid by CIM or its affiliates, to the extent they are not controlling persons of CIM or any of its affiliates, subject to the limitations included in the investment advisory and administration agreements, as applicable.

Reimbursement of CIM

We reimburse CIM for the administrative expenses necessary for its performance of services to us, provided that such reimbursement will be the lower of CIM’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, and provided further that such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We will not reimburse CIM for any services for which it receives a separate fee, nor for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in CIM.

Duration and Termination

The investment advisory agreement became effective as of December 17, 2012. Unless earlier terminated as described below, the investment advisory agreement will remain in effect for a period of two years from the date it became effective and will remain in effect from year-to-year thereafter if approved annually by the board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On November 1, 2017, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM for a period of twelve months commencing December 17, 2017. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory agreement.

The investment advisory agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to CIM. If CIM wishes to voluntarily terminate the investment advisory agreement, it must give shareholders a minimum of 60 days notice prior to termination and must pay all expenses associated with its termination. The investment advisory agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Without the vote of a majority of our outstanding voting securities, our investment advisory agreement may not be materially amended, nor may we engage in a merger or other reorganization of CIM. In addition, should we or CIM elect to terminate the investment advisory agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without shareholder consent, consistent with the 1940 Act for a time period not to exceed 150 days.

Prohibited Activities

Our articles of incorporation prohibit the following activities between us and CIM:

•	We may not purchase or lease assets in which CIM has an interest unless we disclose the terms of the transaction to our shareholders, the terms are reasonable, and the purchase or lease price does not exceed the lesser of cost or fair market value, as determined by an independent expert;
•	CIM may not acquire assets from us unless approved by our shareholders in accordance with our articles of incorporation;
•	We may not lease assets to CIM unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•	We may not make any loans to CIM except for the advancement of funds as permitted by our articles of incorporation;
•	We may not pay a commission or fee, either directly or indirectly to CIM, except as otherwise permitted by our articles of incorporation, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•	CIM may not charge duplicate fees to us; and
•	CIM may not provide financing to us with a term in excess of 12 months.

In addition, the investment advisory agreement prohibits CIM from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. CIM is also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, CIM is prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

Our articles of incorporation and the investment advisory agreement provide that CIM and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the adviser, nor will CIM be held harmless for any loss or liability suffered by us, unless (i) CIM has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, (ii) CIM was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful malfeasance, bad faith or gross negligence by CIM or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold CIM harmless is only recoverable out of our assets and not from our shareholders.

Organization of CIM

CIM is a Delaware limited liability company that is registered as an investment adviser. CIM is a joint venture between CIG and AIM. The principal address of CIM is c/o CION Investment Group, LLC, 3 Park Avenue, 36th Floor, New York, New York 10016.

Board Approval of the Investment Advisory Agreement

Our investment advisory agreement was approved by our board of directors on June 19, 2012, became effective on December 17, 2012 and was renewed on four occasions for twelve-month periods commencing December 17, 2014, December 17, 2015, December 17, 2016 and December 17, 2017. In its consideration of the investment advisory agreement, the board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by CIM; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio, including reimbursement obligations under the investment advisory agreement, compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to CIM from its relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment advisory agreement; (f) the organizational capability and financial condition of CIM and its respective affiliates, including the credentials of CIM’s professional employees; and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure.

In approving the renewal of the investment advisory agreement, the board of directors, including a majority of the non-interested directors, made the following determinations:

Nature, extent and quality of services. The board received and considered information regarding the nature, extent and quality of the investment selection process employed by CIM. The board also considered the backgrounds and responsibilities of CIM’s senior personnel and their qualifications and experience in connection with the types of investments made by us, as well as CIM’s financial resources. The board determined that the nature, extent and quality of the services provided or to be provided by CIM supported the renewal of the investment advisory agreement.

Investment Performance.  The board considered the investment performance of CIM, as well as comparative data with respect to the investment performance of other externally-managed business development companies. The board considered, among other things, the performance of our common stock and changes in our net asset value in comparison with other business development companies. The board concluded that CIM’s investment performance supported the renewal of the investment advisory agreement.

Reasonableness of advisory fees.  The board considered comparative data based on publicly available information on other business development companies with respect to the advisory fees (including the management fees and incentive fees) of other business development companies. Based upon its review, the board concluded that the fee schedule is comparable with the fee schedules of business development companies with similar investment objectives.

Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided.

Compliance with the Omnibus Guidelines published by the North American Securities Administrators Association

Rebates, Kickbacks and Reciprocal Arrangements

So long as we are required to comply with the Omnibus Guidelines published by the North American Securities Administrators Association (NASAA), CIM agrees that it will not: (a) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws; (b) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions; or (c) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

So long as we are required to comply with the Omnibus Guidelines published by NASAA, CIM also agrees that it will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell shares of our common stock or give investment advice to a potential shareholder. This agreement will not prohibit, in any way, the payment to a registered broker-dealer or other properly licensed agent of sales commissions for selling or distributing shares of our common stock.

Commingling

So long as we are required to comply with the Omnibus Guidelines published by NASAA, CIM will not permit our funds to be commingled with the funds of any other entity.

FORMER INVESTMENT SUB-ADVISORY AGREEMENT (THROUGH JULY 11, 2017)

Overview of AIM

AIM, a subsidiary of Apollo and an investment adviser registered under the Advisers Act, served as our sub-adviser pursuant to the investment sub-advisory agreement by and among us, CIM and AIM, for the period from December 17, 2012 through July 11, 2017. Apollo and AIM maintain their principal offices at 9 West 57th Street, New York, New York 10019.

Management Services and Responsibilities

Under the terms of the investment sub-advisory agreement, AIM provided investment advice and made investment recommendations to CIM in accordance with our stated investment objective and strategy. Any proposed change that was individually or in the aggregate deemed to be material to our investment strategy would have required the consent of AIM, which would not have been unreasonably withheld.

Under the terms of the investment sub-advisory agreement, AIM was responsible for:

•	making recommendations to CIM as to the general composition and allocation of our portfolio among various types of securities, the nature and timing of the changes therein and the manner of implementing such changes;
•	identifying, evaluating, recommending to CIM and, if applicable and/or appropriate, negotiating the structure and/or terms of investment opportunities within our specific investment strategy;
•	assisting CIM in performing due diligence on prospective portfolio investments; and
•	providing information to CIM regarding our investments that are being or were sourced by AIM to facilitate CIM’s monitoring and servicing of such investments and, if requested by CIM, providing information to assist CIM in monitoring and servicing our other investments.

However, AIM had no responsibility with respect to any action relating to any security or other asset insofar as AIM determined in good faith after consultation with CIM that its involvement in any such action would require it to be treated as one subject to approval by the SEC in the absence of an applicable exemptive order.

AIM’s services under the investment sub-advisory agreement were not exclusive, and it was free to furnish similar services to other entities so long as its services to us were not impaired; provided, however, that during the term of the agreement, Apollo and its controlled affiliates and affiliates under common control as defined under the 1940 Act were prohibited from directly or indirectly acting as an investment adviser pursuant to the Advisers Act to, or sponsoring, a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and whose securities (i) are offered primarily through one or more independent broker-dealers and/or registered investment advisers with $500 million of assets or less under management and (ii) are not listed on a public securities exchange.

Sub-Advisory Fees

The sub-advisory agreement provided that AIM receive a portion of all management and incentive fees payable to CIM under the investment advisory agreement. On an annualized basis, we paid AIM 50% of the fees payable to CIM under the investment advisory agreement with respect to each year, which fees were payable to AIM quarterly in arrears by CIM. Except as required by applicable law, rule or regulation, any deferral, reduction, waiver or other modification of the fees paid to CIM (including, without limitation, the manner and timing by which such fees are paid or payable to CIM) required the prior written consent of AIM.

Payment of Our Expenses

AIM assumed no obligation with respect to, and was not responsible for, our expenses or the expenses of CIM. AIM paid all expenses incurred by it in connection with the activities it undertook to meet its obligations under the investment sub-advisory agreement. CIM caused AIM to be reimbursed by us to the same extent as such expenses were reimbursable to CIM under the investment advisory agreement had such expenses been incurred by CIM. To the extent that CIM requested AIM in writing to incur any expenses that would not otherwise have been reimbursable by us, CIM reimbursed AIM for such expenses, including, but not limited to, AIM’s out of pocket marketing expenses related to sourcing investments.

Duration and Termination

The investment sub-advisory agreement became effective on December 17, 2012. Unless earlier terminated as described below, the investment sub-advisory agreement remained in effect for a period of two years from the date it first became effective and would have remained in effect from year-to-year thereafter if approved annually by the board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On November 1, 2016, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the investment sub-advisory agreement with AIM for a period of twelve months commencing December 17, 2016. An affirmative vote of the holders of a majority of our outstanding voting securities was also necessary in order to make material amendments to the investment advisory agreement. Our independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective July 11, 2017. For additional information on such termination, please refer to “CIM Joint Venture and Termination of Investment Sub-Advisory Agreement” below.

CIM Joint Venture and Termination of Investment Sub-Advisory Agreement

On July 11, 2017, the members of CIM entered into the Third CIM LLC Agreement for the purpose of creating a joint venture between AIM and CIG. Under the Third CIM LLC Agreement, AIM became a member of CIM and was issued a newly-created class of membership interests in CIM pursuant to which AIM (i) shares in the profits, losses, distributions and expenses of CIM with the other members in accordance with the terms of the Third CIM LLC Agreement, which ultimately results in CIG and AIM each owning a 50% economic interest in CIM; (ii) has limited voting rights with respect to certain material corporate transactions of CIM enumerated in the Third CIM LLC Agreement; (iii) has the right to appoint an individual to serve as a member of the board of directors of CIM and our board of directors; and (iv) had the right to appoint an individual to serve as a member of the investment committee of CIM. Howard Widra serves as AIM’s appointee to the board of directors of CIM and Richard Kilcoyne served as AIM’s appointee to the investment committee of CIM. In addition, effective July 11, 2017, our board of directors approved an increase in the size of our board from six to seven directors, and thereafter appointed Joseph Glatt as an interested director. Mr. Glatt was AIM's appointee to our board of directors pursuant to the Third CIM LLC Agreement. Mr. Glatt was not appointed to serve as a member of our audit committee or nominating and corporate governance committee. As a result of the appointment of Mr. Glatt, our board of directors consisted of three interested directors and four independent directors.

At a special meeting of our board of directors held on July 10, 2017, our independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective as of July 11, 2017. Although the investment sub-advisory agreement and AIM's engagement as our investment sub-adviser has been terminated, AIM’s investment professionals continue to perform certain services for CIM and our company, including, without limitation, identifying investment opportunities for approval by CIM’s investment committee. AIM will not be paid a separate fee in exchange for such services, but will be entitled to receive distributions as a member of CIM as described above.

On December 4, 2017, the members of CIM entered into the Fourth CIM LLC Agreement. Under the Fourth CIM LLC Agreement, (i) AIM’s class of membership interests in CIM has the right to appoint an individual to serve as a representative to attend all meetings of our board of directors and each committee of our board of directors in a non-voting, observer capacity; (ii) AIM’s responsibilities include, among other things, identifying and providing information about potential investment opportunities for approval by CIM’s investment committee and providing reasonable expertise and knowledge with respect to CIM-sourced transactions; and (iii) CIG’s class of membership interests in CIM has the right to appoint an additional member to the investment committee of CIM. No other material terms of the Third CIM LLC Agreement were amended in connection with the Fourth CIM LLC Agreement.

As a result of the Fourth CIM LLC Agreement, Joseph Glatt resigned as our director, effective as of December 4, 2017. Mr. Glatt’s decision to resign was not the result of a disagreement with us on any matter relating to our operations, policies or practices. Effective as of December 4, 2017, our board of directors accepted Mr. Glatt’s resignation and approved a decrease in the size of our board from seven to six directors. As a result of the resignation of Mr. Glatt, our board of directors consists of two interested directors and four independent directors. Although Mr. Glatt resigned from our board of directors, AIM has the right to appoint an individual to serve as an observer to our board of directors as described above. In addition, Richard Kilcoyne resigned as AIM's appointee to the investment committee of CIM, effective as of December 4, 2017. As a result, CIM’s investment committee currently consists of three members selected by CIG, Michael A. Reisner, Mark Gatto and Gregg A. Bresner. The resignations of Mr. Glatt and Mr. Kilcoyne occurred in connection with the new and ongoing relationship among us, CIM and AIM.

ADMINISTRATION AGREEMENT

Administrative Services

We entered into an administration agreement with ICON Capital for certain administrative services. On April 1, 2018, we entered into an administration agreement with CIM for the purpose of replacing ICON Capital with CIM as our administrator pursuant to the terms of the administration agreement. The administration agreement was entered into with CIM as part of the new and ongoing relationship among us, CIM and AIM. No other material terms of the administration agreement with ICON Capital were amended in connection with the administration agreement with CIM. CIM will be reimbursed for administrative expenses it incurs on our behalf, including general ledger accounting, fund accounting, investor relations, employee compensation and benefit-related expenses and other expenses associated with performing administrative services. CIM also performs, or oversees the performance of, our required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports to our shareholders and reports filed with the SEC. In addition, CIM assists us in publishing our net asset value, overseeing the preparation and filing of our tax returns, printing and disseminating reports to our shareholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. For providing these services, facilities and personnel, we will reimburse CIM for administrative expenses it incurs in performing its obligations.

Additionally, as a BDC, we must offer managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our portfolio companies and providing other organizational and financial guidance. CIM, as our administrator, will make available such managerial assistance, on our behalf, to our portfolio companies. We may receive fees for these services and will reimburse CIM for its allocated costs in providing such assistance, subject to review and approval by our board of directors.

Term; Effective Date

The administration agreement was approved by our board of directors on June 19, 2012 and became effective on December 17, 2012. Unless earlier terminated as described below, the agreement remained in effect for a period of two years from the date it first became effective and would have remained in effect from year-to-year thereafter if approved annually by a majority of our directors who are not interested persons and either our board of directors or the holders of a majority of our outstanding voting securities. On November 1, 2017, our board of directors, including a majority of directors who are not interested persons, approved the renewal of the administration agreement with ICON Capital for a period of twelve months commencing December 17, 2017. On April 1, 2018, we entered into an administration agreement with CIM for the purpose of replacing ICON Capital with CIM as our administrator. Our administration agreement with CIM terminates on December 17, 2018, unless renewed in the same manner.

We may terminate the administration agreement with CIM on 60 days’ written notice without penalty.

EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. The expense support and conditional reimbursement agreement was entered into with CIM as part of the new and ongoing relationship among us, CIM and AIM. No other material terms of the third amended and restated expense support and conditional reimbursement agreement, dated as of December 14, 2016, were amended in connection with the expense support and conditional reimbursement agreement with CIM.

Pursuant to the expense support and conditional reimbursement agreement, CIM has agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Pursuant to the expense support and conditional reimbursement agreement, we will have a conditional obligation to reimburse CIM for any amounts funded by CIM under such agreement if, during any fiscal quarter occurring within three years of the date on which CIM funded such amount, the sum of our net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to us on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to shareholders. We and CIM may terminate the expense support and conditional reimbursement agreement at any time. CIM has indicated that it expects to continue such expense support until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. If we terminate the investment advisory agreement with CIM, we may be required to repay CIM all unreimbursed expense support funded by CIM within three years of the date of termination. There will be no acceleration or increase of such repayment obligation at termination of the investment advisory agreement with CIM. The specific amount of expense support by CIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIM will support any portion of our expenses in future quarters.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Expense Reimbursement” for a discussion of expense support from CIG recorded in connection with the expense support and conditional reimbursement agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory agreement with CIM. Pursuant to the investment advisory agreement, we are obligated to pay CIM a base management fee and an incentive fee. See “Investment Advisory Agreement” for a description of how the fees payable to CIM will be determined. We have also entered into an administration agreement with CIM, pursuant to which we are obligated to reimburse CIM for administrative expenses it incurs on our behalf. See “Administration Agreement” for a description of the types of services that CIM will provide to us.

Pursuant to an expense support and conditional reimbursement agreement between us and CIM, CIM has agreed to provide expense support to us in an amount that is sufficient to: (i) ensure that no portion of our distributions to shareholders will be paid from our offering proceeds or borrowings, and/or (ii) reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expense in relation to our investment income. Under certain conditions, CIM would be entitled to reimbursement of such expense support. See “Expense Support and Conditional Reimbursement Agreement”.

Our executive officers, certain of our directors and certain other finance professionals of CION Investments also serve as executives of CIM and officers of our company and Messrs. Gatto and Reisner are directors of CION Securities, LLC, the dealer manager for our offering. In addition, our executive officers and directors and the members of CIM and members of the investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of investment funds, accounts or other investment vehicles managed by our affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to our investment objective. We may compete with entities managed by CIM and its affiliates for capital and investment opportunities. As a result, we may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by CIM or its affiliates or by members of the investment committee. However, to fulfill its fiduciary duties to each of its clients, CIM intends to allocate investment opportunities in a manner that is fair and equitable over time and is consistent with CIM’s allocation policy, investment objective and strategies so that we are not disadvantaged in relation to any other client. CIM has agreed with our board of directors that allocations among us and other investment funds affiliated with CIM will be made based on capital available for investment in the asset class being allocated. We expect that our available capital for investments will be determined based on the amount of cash on-hand, existing commitments and reserves, if any, and the targeted leverage level and targeted asset mix and other investment policies and restrictions set by our board of directors or as imposed by applicable laws, rules, regulations or interpretations.

Policies and Procedures for Managing Conflicts

CIM and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between CIM’s fiduciary obligations to us and its similar fiduciary obligations to other clients. For example, such policies and procedures may be designed so that, when appropriate, certain investment opportunities may be allocated on an alternating basis that is fair and equitable among us and their other clients. An investment opportunity that is suitable for multiple clients of CIM and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that CIM’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

The principals of CIM have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. In order to address these issues, CIM has put in place an investment allocation policy that addresses the co-investment restrictions set forth under the 1940 Act and seeks to ensure the equitable allocation of investment opportunities when we are able to co-invest with other accounts managed by CIM and affiliated entities. In the absence of receiving exemptive relief from the SEC that would permit greater flexibility relating to co-investments, CIM will apply the investment allocation policy. When we engage in such permitted co-investments, we will do so in a manner consistent with CIM’s allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and from time to time, will be offered to us and similar eligible accounts, as periodically determined by CIM and approved by our board of directors, including all of our independent directors. The allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in our case, by our board of directors, including our independent directors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other entities managed by CIM or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, CIM will need to decide whether we or such other entity or entities will proceed with the investment. CIM will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts in a manner that will be fair and equitable over time.

Competition

Concurrent with this offering, certain officers of CIM are simultaneously providing investment management services to the equipment finance funds. CIM may determine that it is appropriate for us and one or more other investment accounts managed by CIM or any of its affiliates to participate in an investment opportunity. Further, funds or accounts managed by Apollo or its affiliates may also wish to participate in such investment opportunity or may in fact own an existing interest in such investment opportunity. As a BDC, we are subject to certain regulatory restrictions in making our investments with entities with which we may be restricted from doing so under the 1940 Act, unless we obtain an exemptive order from the SEC or co-invest alongside such affiliates in accordance with existing regulatory guidance. However, there can be no assurance that we will obtain such exemptive relief. Even if we receive exemptive relief, CIM’s investment committee may determine that we should not participate in a co-investment transaction. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf.

Affiliated Dealer Manager

The dealer manager is an affiliate of CIM. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in the prospectus for accuracy and completeness, due to its affiliation with CIM, no independent review of us will be made in connection with the distribution of our shares in this offering.

Co-Investment Opportunities

As a BDC, we are subject to certain regulatory restrictions in negotiating or investing in certain investments with entities with which we may be restricted from doing so under the 1940 Act, such as CIM and its affiliates, unless we obtain an exemptive order from the SEC. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf. We are limited in our ability to engage in co-investment transactions with AIM and its affiliates and CIM and its affiliates without exemptive relief from the SEC.

Material Non-public Information

Our senior management, members of CIM’s investment committee and other investment professionals from CIM may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law.

Appraisal and Compensation

Our articles of incorporation provide that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser that will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser will be for the exclusive benefit of our shareholders. A summary of such appraisal will be included in a report to our shareholders in connection with a proposed roll-up. All shareholders will be afforded the opportunity to vote to approve such proposed roll-up and will be permitted to receive cash in an amount of such shareholder’s pro rata share of the appraised value of our net assets.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 18, 2018, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;
•	each of our directors and each executive officer; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering.

Name	Number of shares	Percentage of current ownership(1)		Percentage assuming maximum offering amount is purchased
Directors and Executive Officers:(2)
Interested Directors
Mark Gatto(3)	55,611.1		*		*
Michael A. Reisner(3)	55,611.1		*		*
Independent Directors
Robert A. Breakstone	None	None		None
Peter I. Finlay	None	None		None
Aron I. Schwartz	None	None		None
Earl V. Hedin(4)	7,701.75		*		*
Executive Officers
Keith S. Franz	None	None		None
Gregg A. Bresner	None	None		None
Stephen Roman	None	None		None
All directors and officers as a group (9 persons)(2)	118,923.95		*		*

*	Less than 1%.
(1)	Based on a total of 113,799,093 shares issued and outstanding as of September 18, 2018.
(2)	None of our directors or executive officers is a direct beneficial owner of our common stock.
(3)	CIG is the record holder of 111,222.2 shares. Messrs. Gatto and Reisner control CIG and, as a result, may be deemed to be the indirect beneficial owners of the shares held by CIG. Messrs. Gatto and Reisner disclaim beneficial ownership of the shares held by CIG except to the extent of their respective pecuniary interest therein.
(4)	The Hudson Partners Group Incentive Savings Trust (the “Trust”) is the record holder of these shares. Mr. Hedin is the indirect beneficial owner with sole voting and investment power with respect to the shares held by the Trust.

FIFTH AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

Subject to our board of directors’ discretion and applicable legal restrictions, our executive officers intend to continue to authorize and declare, and our board of directors intends to continue to ratify, each on a quarterly basis, a weekly distribution amount per share of our common stock.

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common stock. This means that any investor who purchases shares of our common stock in this offering may elect to participate in our fifth amended and restated distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares. Any distributions of our common stock pursuant to our fifth amended and restated distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our fifth amended and restated distribution reinvestment plan are free to participate in or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution and you have “opted in” to our fifth amended and restated distribution reinvestment plan, then you will have your cash distributions reinvested in additional common stock rather than receiving the cash distributions. Your reinvested distributions will purchase common stock at a price equal to the estimated net asset value per share of our common stock on the date of purchase. For example, if the estimated net asset value per share is $9.10, then the price is $9.10 per share with proceeds of $9.10 to us. Common stock issued pursuant to our fifth amended and restated distribution reinvestment plan will have the same voting rights as common stock offered pursuant to this prospectus.

If you wish to receive your distributions in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in common stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional shares of common stock, the reinvestment agent will set up an account for common stock you acquire through the plan and will hold such common stock in non-certificated form. If your common stock is held by a broker or other financial intermediary, you may “opt in” to our fifth amended and restated distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued common stock to implement the plan. The number of shares of common stock we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to the estimated net asset value per share of our common stock on the date of purchase.

There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the fifth amended and restated distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

If you receive your cash distributions in the form of common stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for shareholders receiving our common stock will generally be equal to the fair market value of the stock received. Your basis for determining gain or loss upon the sale of common stock received in a distribution from us will be equal to the amount treated as a distribution for federal income tax purposes. Any common stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which shares of common stock are credited to your account. See “Material U.S. Federal Income Tax Considerations.”

We reserve the right to amend, suspend or terminate the fifth amended and restated distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the transaction request form located at the bottom of your statement and sending it to the plan.

All correspondence concerning the plan should be directed to CĪON Investment Corporation, Investor Relations Department, by mail at 100 Grossman Dr., Suite 301, Braintree, MA 02184 or by telephone at (800) 343-3736.

We have filed our fifth amended and restated distribution reinvestment plan with the SEC as an exhibit to our Current Report on Form 8-K on December 8, 2016, which is incorporated by reference herein. You may obtain a copy of the plan by request of the reinvestment agent or by contacting CĪON Investment Corporation, Investor Relations Department, by mail at 100 Grossman Dr., Suite 301, Braintree, MA 02184 or by telephone at (800) 343-3736.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our articles of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our articles of incorporation and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our shareholders generally are not personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of September 18, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	500,000,000	—	113,799,093

Common Stock

Under the terms of our articles of incorporation, all shares of our common stock have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available for such purpose. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, the holders of our common stock have and will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock are able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares are unable to elect any director.

Preferred Stock

Under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. The board has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. In the event we issue preferred stock, we will supplement this prospectus accordingly.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires that: (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advancement of Expenses

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrators Association, our articles of incorporation and the investment advisory agreement provide that CIM and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent is not entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by CIM, nor will CIM be held harmless for any loss or liability suffered by us, unless (1) CIM has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, (2) CIM was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of willful malfeasance, bad faith or gross negligence by CIM or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold CIM harmless is only recoverable out of our assets and not from our shareholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws

The Maryland General Corporation Law and our articles of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Maryland Business Combination Act and The Maryland Control Share Acquisition Act

The Maryland Business Combination Act, subject to limitations, prohibits certain business combinations between a Maryland corporation (like we are) and an interested shareholder (defined generally as any person who beneficially owns 10% or more of the voting power of our voting capital stock) or an affiliate of any interested shareholder for five years following the most recent date on which the shareholder became an interested shareholder, and thereafter imposes special appraisal rights and special shareholder voting requirements on these combinations. The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise, or direct the exercise of, one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by the corporation’s shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The provisions of these two statutes generally apply to a Maryland corporation unless the corporation’s board of directors and bylaws, respectively, exempt the corporation from such provisions. Our board of directors has adopted resolutions that expressly exempt us from the Maryland Business Combination Act and our bylaws contain provisions that expressly exempt us from the Maryland Control Share Acquisition Act. Our election to be exempt from the provisions of the Maryland Control Share Acquisition Act may be repealed by our board of directors at its discretion, the result of which would make it more difficult for a third party to obtain control of us.

Election of Directors

As permitted by Maryland law, our directors are elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered terms. At each annual meeting of our shareholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our articles of incorporation provides that the number of directors is set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our articles of incorporation as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under Maryland law, our shareholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of six members of the board of directors, four of whom are independent directors. Our articles of incorporation provide that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Shareholders

The Maryland General Corporation Law provides that shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Among other things, and subject to certain exceptions, such advance notice provisions require that certain detail concerning the shareholder nominee or proposal be delivered to our secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. Among other things, such advance notice provisions require that certain detail concerning the shareholder nominee, including, among other things, the name, age and address of the shareholder nominee and number of shares held by the shareholder nominee, be delivered to our secretary not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

Our bylaws provide that our board of directors and certain of our officers may call special meetings of shareholders. Additionally, our articles of incorporation and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the corporation upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Articles of Incorporation and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Pursuant to our articles of incorporation, provided that our directors then in office have approved and declared the action advisable and submitted such action to the shareholders, an amendment to our articles of incorporation that requires shareholder approval, including a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our articles of incorporation to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the company, must each be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our articles of incorporation and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our articles of incorporation provide that approval by a majority of our shareholders is needed for the following actions:

•	Amendment of the investment advisory agreement;
•	Removal of CIM and election of a new investment adviser;
•	Approval or disapproval of the sale of all or substantially all of our assets when such sale is to be made other than in the ordinary course of our business; and
•	Approval of a merger involving us or our reorganization.

Without the approval of a majority of our shareholders, CIM may not:

•	Amend the investment advisory agreement except for amendments that would not adversely affect the interests of our shareholders;
•	Voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;
•	Appoint a new investment adviser;
•	Sell all or substantially all of our assets other than in the ordinary course of business; and
•	Approve a merger involving us or our reorganization.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act (defined and discussed above), as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our articles of incorporation provide that shareholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions — Appraisal and Compensation.”

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s articles of incorporation and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of shareholders. A board of directors classified in that manner cannot be altered by amendment to the articles of incorporation of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the articles of incorporation or bylaws:

•	provide that a special meeting of shareholders will be called only at the request of shareholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•	reserve for itself the right to fix the number of directors;
•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;
•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and
•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of shareholders. A board of directors may implement all or any of these provisions without amending the articles of incorporation or bylaws and without shareholder approval. A corporation may be prohibited by its articles of incorporation or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our articles of incorporation, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director, may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors will nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our articles of incorporation and bylaws, the law would permit our board of directors to override further changes to the articles of incorporation or bylaws.

Conflicts with the 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Maryland Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Maryland Business Combination Act, or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Shareholders

Within 60 days after each fiscal quarter, we distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports are available on our website at www.cioninvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which this prospectus is a part.

On a quarterly basis, we send information to all shareholders of record regarding the source of distributions paid to our shareholders in such quarter.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have Internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. shareholder” generally is a beneficial owner of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the U.S.;
•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof;
•	A trust, if a court in the U.S. has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. shareholder” generally is a beneficial owner of our common stock that is not a U.S. shareholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our common stock will depend on the facts of his, her or its particular situation. Moreover, prospective investors should recognize that the present U.S. federal tax treatment of an investment in shares of our common stock may be modified by legislative, judicial or administrative action at any time, and that any such action may have retroactive effect, and such modifications could adversely affect the tax consequences of investing in our common stock. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not be subject to corporate-level federal income taxes on any income that we distribute to our shareholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to qualify for and maintain RIC tax treatment, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for distributions paid (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If we:

•	qualify as a RIC; and
•	satisfy the Annual Distribution Requirement,

then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our shareholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for each calendar year, (2) 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (3) any ordinary income and capital gain net income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement.

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each taxable year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forego new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the 1940 Act, we are not permitted to make distributions to our shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to our shareholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in our income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

A RIC may treat a distribution of its own stock as a dividend to its shareholders as well as a dividend in connection with fulfilling its RIC distribution requirements if each shareholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to satisfying certain conditions. If the total distribution to shareholders electing to receive cash would exceed the total amount of cash to be distributed, each shareholder electing to receive the distribution in cash would receive a proportionate share of the cash to be distributed. Taxable shareholders receiving such distributions will be required to include the full amount of the distribution (including the portion payable in stock) as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution. We have no current intention of paying distributions in shares of our stock.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied with respect to any taxable year and (2) the amount of dividends paid for that taxable year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been received by our U.S. shareholders on December 31 of the calendar year in which the dividend was declared.

If an investor purchases our common stock shortly before the record date of a distribution, the price of the common stock will, from a tax standpoint, include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of his, her or its common stock. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its common stock for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such common stock. In addition, all or a portion of any loss recognized upon a disposition of our common stock may be disallowed if other common stock is purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. shareholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our common stock. Such rate is lower than the maximum rate of 39.6% on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received with respect to investment in our common stock and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. shareholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a taxable year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each taxable year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent taxable years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a taxable year, but may carry back such losses for three taxable years or carry forward such losses for five taxable years.

We have adopted a distribution reinvestment plan through which a shareholder may elect to receive distributions in the form of additional shares of our common stock. See “Fifth Amended and Restated Distribution Reinvestment Plan.” Any distributions made to a U.S. shareholder that are reinvested under the plan will nevertheless remain taxable to the U.S. shareholder. The U.S. shareholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the total dollar amount of the reinvested distribution payable to the U.S. shareholder. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. shareholder’s account.

If a U.S. shareholder realizes a loss on disposition of our shares of $2 million or more in the case of an individual shareholder, or $10 million or more in the case of a corporate shareholder, the shareholder would be required to file a disclosure statement on Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, RIC shareholders are not excepted. Future guidance may extend the current exception from this reporting requirement to RIC shareholders.

We (or if a U.S. shareholder holds our shares through a financial intermediary, such intermediary) will report to each of our U.S. shareholders, within 75 days after the end of each calendar year, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation. In addition, the Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

We may be required to withhold federal income tax, or backup withholding, from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Shareholders

Whether an investment in the common stock is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the common stock by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the U.S., we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.

In addition, with respect to certain distributions that may be made to Non-U.S. shareholders in our taxable years beginning before January 1, 2015, no withholding will be required and the distributions generally will not be subject to U.S. federal income tax if (i) the distributions are properly designated in a notice timely delivered to our shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years beginning after December 31, 2014. Currently, we do not anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding even if such exemption were extended.

Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the U.S., or (ii) such Non-U.S. shareholder is an individual present in the U.S. for 183 days or more during the year of the distribution or gain.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the common stock may not be appropriate for a Non-U.S. shareholder.

A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g., an IRS Form W-8BEN, IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Effective July 1, 2014, withholding of U.S. tax at a 30% rate will be required on payments of dividends and effective January 1, 2017 redemption proceeds and certain capital gain dividends paid to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to clarify whether withholding is required with respect to such payments relating to their shares of our common stock.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the common stock.

Failure to Qualify as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets). Additionally, relief is provided for certain de minimis failures of the Diversification Tests where we correct a failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income will be subject to U.S. federal corporate-level income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail either the 90% Income Test or any Diversification Test.

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our shareholders. In that case, all of our taxable income will be subject to U.S. federal corporate-level income tax, reducing the amount available to be distributed to our shareholders. In contrast, assuming we qualify as a RIC, our U.S. federal corporate-level income tax should be substantially reduced or eliminated. To qualify again to be taxed as a RIC in a subsequent taxable year, we would be required to distribute to our shareholders our accumulated earnings and profits attributable to our non-RIC taxable years. In addition, if we failed to qualify as a RIC for a period of greater than two consecutive taxable years, then, in order to qualify as a RIC in a subsequent taxable year, we would be required to either elect to recognize and pay tax on any net built-in gain (i.e., the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of ten taxable years.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. A BDC is a special category of investment company under the 1940 Act that was added by Congress to facilitate the flow of capital to private companies and small public companies that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. BDCs make investments in private or thinly-traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

BDCs are closed-end funds that elect to be regulated as BDCs under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs are provided greater flexibility under the 1940 Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters, and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We are generally not able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing shareholders, in payment of distributions and in certain other limited circumstances.

As a BDC, we are subject to certain regulatory restrictions in negotiating or investing in certain investments. For example, we generally are not permitted to co-invest with certain entities affiliated with CIM in transactions originated by CIM or its affiliates unless we obtain an exemptive order from the SEC. Furthermore, we are subject to certain regulatory restrictions on investing with AIM and its affiliates in transactions where AIM or its affiliates negotiate terms other than price on our behalf. We are limited in our ability to engage in co-investment transactions with AIM and its affiliates and CIM and its affiliates without exemptive relief from the SEC.

We may invest up to 100.0% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act of 1933, or the Securities Act. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might indirectly subject our shareholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies. None of our investment policies are fundamental and any may be changed without shareholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:
a.	is organized under the laws of, and has its principal place of business in, the U.S.;
b.	is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
c.	satisfies any of the following:
i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
iii.	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or
iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.
2.	Securities of any eligible portfolio company that we control.
3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the U.S. and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Depending on the nature of the assistance required, CIM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than CIM, will retain any fees paid for such assistance.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. CIM will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. Recent legislation has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. See “Risk Factors — Risks Relating to Our Business and Structure — Recent legislation may allow us to incur additional leverage” for more information. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We and CIM have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, the code of ethics is attached as an exhibit to our Current Report on Form 8-K filed with the SEC on May 8, 2017, which is incorporated by reference herein, and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Compliance Policies and Procedures

We and CIM have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our Chief Compliance

Officer is responsible for administering our policies and procedures and CIM’s chief compliance officer is responsible for administering its policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to CIM. The proxy voting policies and procedures of CIM are set forth below. The guidelines are reviewed periodically by CIM and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, CIM has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of CIM are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

CIM will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although CIM will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of CIM are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to the chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (b) officers and employees involved in the decision making process or vote administration are prohibited from revealing how CIM intends to vote on a proposal in order to reduce any attempted influence from interested parties. The CCO of CIM will work with the appropriate senior officers to resolve any conflict that may arise.

Proxy Voting Records

You may obtain information, without charge, regarding how CIM voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, NY 10016.

Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our co-chief executive officers and our chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;
•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
•	pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting and this report will be audited by our independent public accounting firm.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith. Under the JOBS Act, as a non-accelerated filer, we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

FINRA Rule 2310(b)(3)(D) Disclosure Regarding the Liquidation Status of Equipment Finance Funds Managed by an Affiliate of Ours.

An affiliate of ours, ICON Capital, has sponsored 16 prior equipment finance funds with investment and liquidation strategies that are fundamentally different from ours. Of those 16 equipment finance funds, 12 have been liquidated and dissolved. As of the date of this prospectus, of the remaining 4 prior equipment finance funds, all are currently in their liquidation periods. At the time each equipment finance fund was offered, disclosures contained in each respective prospectus included an anticipated timeframe for an offering period, an operating period and a multi-year liquidation period. Equipment fund liquidations are labor-intensive and time-consuming as such funds typically rely on piecemeal (asset-by-asset) remarketing of their portfolios over a number of years during their wind-down phases because a more efficient and expeditious means of liquidation for these types of funds does not exist in the market. As a result, 7 of the 16 equipment finance funds that have been liquidated or are currently in their liquidation periods were not fully liquidated within their anticipated liquidation timeframes due to market conditions for the assets being remarketed on behalf of such funds. We do not anticipate employing a similar liquidation strategy to that of the equipment finance funds sponsored by ICON Capital given significantly different market conditions for liquidity events for companies like us and significant differences in asset types between us and equipment finance funds.

PLAN OF DISTRIBUTION

General

This is a continuous offering of our common stock as permitted by the federal securities laws. We intend to continue this offering until no later than January 25, 2019. This offering must be registered in every state in which we offer or sell common stock. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common stock in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of common stock but intends to use its best efforts to sell the common stock offered. The minimum permitted purchase is $5,000. Additional purchases must be in increments of $500 except for shares acquired pursuant to our fifth amended and restated distribution reinvestment plan.

The dates on which we will accept subscriptions will be Wednesday of each week unless otherwise determined by us. Common stock issued pursuant to our fifth amended and restated distribution reinvestment plan typically will be issued on the same date that we hold our last weekly closing in a calendar month. In addition, in months in which we repurchase common stock, we generally conduct repurchases on the same date that we hold our last weekly closing in a calendar month during the sale of common stock in this offering.

We will sell our shares on a continuous basis at a price of $9.70 per share; however, to the extent that our net asset value increases, we will sell shares of common stock at a price necessary to ensure that shares of common stock are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock.

To purchase common stock in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to “CĪON Investment Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part, for any or no reason. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

The dealer manager and selected broker-dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the dealer manager and selected broker-dealers as an alternative to paper copies when possible. As a result, if the dealer manager or a selected broker-dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the prospectus, a subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the dealer manager or a selected broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and the Financial Industry Regulatory Authority, Inc. (f/k/a National Association of Securities Dealers, Inc.), or FINRA, and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to the dealer manager or the selected broker-dealer.

Weekly Pricing Procedures

In connection with each weekly closing on the sale of shares of our common stock offered pursuant to this prospectus, our board of directors has delegated to one or more of its directors the authority to conduct such closings so long as there is no change to our public offering price or to establish a new net offering price that is not more than 2.5% above our net asset value per share. For additional information regarding the weekly pricing procedures, please refer to “Determination of Net Asset Value.”

About the Dealer Manager

The dealer manager is CION Securities, LLC (formerly known as ICON Securities, LLC). The dealer manager was formed in 1984. The dealer manager registered as a broker-dealer with the SEC in August 1984 and with FINRA in May 1985. The dealer manager is an affiliate of CIM. The dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the common stock offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and CIM, see “Certain Relationships and Related Party Transactions.”

Compensation of the Dealer Manager and Selected Broker-Dealers

The dealer manager will receive a dealer manager fee of up to 2% of the gross offering proceeds as compensation for acting as the dealer manager. We expect the dealer manager to authorize other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. Selected broker-dealers will receive selling commissions of up to 3% of the gross proceeds of shares sold by such selected broker-dealers in the offering.

The dealer manager, in its sole discretion, may re-allow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the up to 2% dealer manager fee will be 1% of the aggregate gross proceeds from shares sold in the offering.

In addition to selling commissions and dealer manager fees, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses based upon an itemized and detailed invoice. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses.

In addition to selling commissions and dealer manager fees, CIM may pay selling dealers a fee equal to no more than 1% of the average net asset value per share per year. The additional selling dealers’ fees paid by CIM will not be paid by our shareholders. CIM will cease making these payments to the applicable selling dealer with respect to each share upon the earliest to occur of the following: (i) the date when the aggregate underwriting compensation would exceed that permitted under FINRA Rule 2310 over the life of this offering, which equals 10% of the gross offering proceeds from the sale of shares in this offering; (ii) the date of a liquidity event; (iii) the date that such share is redeemed or is no longer outstanding; (iv) the date when the aggregate selling commission, dealer manager fees, and payments from CIM together equal 8.5% (or such other amount, as determined by CIM) of the actual price paid for such share; or (v) the date when CIM no longer serves as our investment adviser.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering from any source will not exceed 10% of the gross offering proceeds (excluding shares purchased through our fifth amended and restated distribution reinvestment plan). In addition, we will not pay selling commissions or dealer manager fees on shares sold pursuant to our fifth amended and restated distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer manager fees if the shares sold pursuant to our fifth amended and restated distribution reinvestment plan had been issued pursuant to this public offering of shares will be invested in additional shares and thus retained and used by us. Therefore, the net proceeds to us for issuance pursuant to our fifth amended and restated distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

We or our affiliates also may provide permissible forms of non-cash compensation pursuant to FINRA Rule 2310(c) to registered representatives of our dealer manager and the selected broker-dealers, such as: (i) an occasional meal or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target; (ii) the national and regional sales conferences of our selected broker-dealers; (iii) training and education meetings for registered representatives of our selected broker-dealers; and (iv) gifts, the value of which will not exceed an aggregate of $100 per year per participating salesperson, or be preconditioned on achievement of a sales target.

The value of such items of non-cash compensation to selected broker-dealers will be considered underwriting compensation in connection with this offering and will be paid from the dealer manager fee.

To the extent permitted by law and our articles of incorporation, we have agreed to indemnify selected broker-dealers and the dealer manager, against certain liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The selected broker-dealers participating in the offering of our common stock are not obligated to obtain any subscriptions on our behalf and we cannot assure you that any common stock will be sold.

Share Distribution Channels

We expect the dealer manager to use multiple distribution channels to sell our shares. These channels may have different or no selling commissions, and consequently, a different purchase price for the shares.

We also expect to deliver our shares through independent investment advisers (both affiliated and unaffiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors.

Special Discounts

We are offering volume discounts to investors who purchase more than $1,500,000 worth of our shares through the same selected broker-dealer in our offering. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares.

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
$ 1 – $1,500,000	$9.70	3.0%
$1,500,001 – $3,000,000	$9.60	2.0%
$3,000,001 – $4,500,000	$9.50	1.0%
$4,500,001 and up	$9.40	0.0%

(1)	Assumes a $9.70 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $9.70, a purchase of $4.75 million would result in a weighted average purchase price of approximately $9.59 per share as shown below:

•	$1,500,000 at $9.70 per share = 154,639.175 shares (3% selling commission + 2% dealer manager fee);
•	$1,500,000 at $9.60 per share = 156,266.956 shares (2% selling commission + 2% dealer manager fee);
•	$1,500,000 at $9.50 per share = 157,894.737 shares (1% selling commission + 2% dealer manager fee); and
•	$250,000 at $9.40 per share = 26,587.086 shares (0% selling commission + 2% dealer manager fee).

To qualify for a volume discount as a result of multiple purchases of our shares you must use the same selected broker-dealer and you must mark the “Additional Purchase” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Purchase” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering through the same selected broker-dealer.

•	To the extent purchased through the same selected broker-dealer, the following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:
❑	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;
❑	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
❑	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code; and
❑	all commingled trust funds maintained by a given bank.

In the event that a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only common stock purchased in our offering pursuant to this prospectus are eligible for volume discounts. Shares purchased through our fifth amended and restated distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

We may pay reduced or no selling commissions in connection with the sale of shares of our common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their selected broker-dealer that no selling commissions will be payable with respect to the purchase of their shares: (1) if the investor has engaged the services of a registered investment adviser or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (2) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the selling commissions payable in connection with such transaction. Neither the dealer manager nor its affiliates are expected to directly or indirectly compensate any person engaged as an investment adviser or a bank trust department by a potential investor to induce such investment adviser or bank trust department to advise favorably for an investment in shares of our common stock.

Other Discounts

The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our common stock. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

In addition, our executive officers and directors and their immediate family members, as well as officers and employees of CIM and Apollo and their respective affiliates and their immediate family members and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our articles of incorporation, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the selling commission and the dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to selected broker-dealers and registered investments advisers, and any of their associated persons purchasing for their own account or their IRAs or qualified plans, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fees payable in connection with sales to such institutional investors and affiliates. CIM and Apollo and their respective affiliates will be expected to hold their shares of our common stock purchased as shareholders for investment and not with a view towards distribution.

Transfer on Death Designation

You have the option of placing a transfer on death, or “TOD,” designation on your common stock purchased in this offering. A TOD designation transfers ownership of your common stock to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the common stock. However, this option is not available to residents of the states of Louisiana or Texas. If you would like to place a TOD designation on your common stock, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will submit all supplemental sales material to the SEC for review prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting the prospectus;
•	brochures containing a summary description of this offering;
•	fact sheets describing our general nature and our investment objective;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and
•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by CIM or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in supplemental sales materials prepared by us will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials, including any third-party reprints, do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

ALTERNATIVE INVESTMENTS

Financial planners generally recommend that investors hold a diversified investment portfolio, including traditional investments, such as stocks, bonds and mutual funds, and alternative investments. The objective of this strategy is to reduce the overall portfolio risk and volatility of an investor’s wealth portfolio while achieving acceptable rates of return.

An investment in an unlisted BDC may be regarded as an alternative investment. The appropriate proportion of an investor’s wealth portfolio that should be held in alternative investments will vary from investor to investor. You should consult your financial advisor regarding asset allocation strategies.

As a wealth management strategy, an unlisted BDC may be appropriate for certain investors for reasons that include:

•	Portfolio diversification. An investment in an unlisted BDC may provide diversification between alternative and other forms of investments. It may also provide diversification among your alternative investments.
•	Non-correlation. BDCs that are not listed on stock exchanges may exhibit little or no correlation to listed stock or bond markets.
•	Access to private equity-type investing. A BDC advised by an experienced manager may provide investors with access to investments typically associated with private equity investing.
•	Distributions. A BDC frequently authorizes and declares regular cash distributions. In addition, a BDC that also elects to be treated as a RIC must distribute at least 90% of its investment company taxable income.
•	Potential for capital growth. BDCs may offer the potential for growth of invested capital as the result of reinvesting the proceeds from earlier investments to compound the return achieved from such earlier investments.
•	Secured Loans. BDCs like ours may invest in loans that are secured by all of the portfolio company’s assets.
•	Potential inflation and recession hedge. The loans that a debt-focused BDC like us typically targets are based on a floating rate of interest that typically may rise in conjunction with higher inflation, which can benefit transactions that are closed prior to or at the beginning of inflationary periods. In a recession, credit may tighten as traditional financing sources increase financing standards and/or stop providing financing altogether. This could increase the pool of favorable investments for debt-focused BDCs that have capital on hand to invest.
•	Tax advantages. BDCs that elect to be treated as a RIC generally do not pay corporate-level federal income taxes on income that is distributed to shareholders, which enhances the after-tax return that investors receive from investments in such BDCs. See “Material U.S. Federal Income Tax Consequences.”

We expect to exhibit some or all of the characteristics described above. Before considering any investment in our common stock, you should first consult with your financial advisor and read and understand this prospectus, including the section entitled “Risk Factors.” You must also meet the general and State specific suitability standards as set out in this prospectus. See “Suitability Standards.”

LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our shareholders within approximately three to five years following the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors. However, our offering of common stock may extend for an indefinite period. Accordingly, until we complete a liquidity event, it is unlikely that you will be able to sell your shares. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a publicly-traded company. We refer to the aforementioned scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within three to five years following the completion of our offering stage or at such earlier time as our board of directors may determine, taking into consideration market conditions and other factors, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, maintaining a broad portfolio of investments, portfolio performance, our financial condition, potential access to capital as a listed company, the investment advisory experience of CIM and market conditions for the sale of our assets or listing of our common stock and the potential for shareholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common stock repurchased, subject to certain restrictions and limitations, at a price equal to the estimated net asset value per share on each date of repurchase. See “Share Repurchase Program” for a detailed description of our share repurchase program.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. It is unlikely that shareholders will be able to sell their common stock when desired or at a desired price. No shareholder will have the right to require us to repurchase his or her common stock or any portion thereof. Because no public market will exist for our common stock, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of common stock to other eligible investors.

Beginning in the first quarter of 2014, we began offering, and on a quarterly basis thereafter we intend to continue offering, to repurchase common stock on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our shareholders or would violate applicable law. We conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase common stock, we generally conduct repurchases on the same date that we hold the last weekly closing in a calendar month for the sale of common stock in this offering. The offer to repurchase common stock is conducted solely through tender offer materials and is not being made through this prospectus.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to continue offering to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive from the issuance of shares of our common stock pursuant to our fifth amended and restated distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase common stock. In addition, we limit the number of shares of common stock to be repurchased in any calendar year to 15% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares of common stock that we offer to repurchase may be less in light of the limitations noted above. We offer to repurchase such common stock on each date of repurchase at a price equal to the estimated net asset value per share on each date of repurchase.

The following table reflects certain information regarding the tender offers that we have conducted to date (in thousands, except share and per share amounts):

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
March 31, 2014	April 2, 2014	4,881	100%	$9.41	$46
June 30, 2014	July 2, 2014	15,611	100%	9.41	147
September 30, 2014	October 1, 2014	31,048	100%	9.41	292
December 31, 2014	January 7, 2015	48,947	100%	9.41	460
March 31, 2015	April 1, 2015	42,289	100%	9.41	398
June 30, 2015	July 1, 2015	449,537	100%	9.41	4,228
September 30, 2015	October 7, 2015	219,147	100%	9.18	2,012
December 31, 2015	January 4, 2016	272,148	100%	8.96	2,437
March 31, 2016	April 6, 2016	674,429	100%	8.64	5,827
June 30, 2016	July 6, 2016	449,816	100%	8.82	3,967
September 30, 2016	October 5, 2016	619,240	100%	9.05	5,601
December 31, 2016	January 4, 2017	814,223	100%	9.05	7,369
March 31, 2017	April 5, 2017	1,137,234	100%	9.12	10,373
June 30, 2017	July 5, 2017	1,365,167	100%	9.10	12,424
September 30, 2017	October 4, 2017	1,118,130	100%	9.16	10,240
December 31, 2017	January 3, 2018	2,014,536	100%	9.12	18,379
March 31, 2018	April 4, 2018	2,352,581	100%	9.15	21,526
June 30, 2018	July 5, 2018	2,507,596	100%	9.06	22,724
Total		14,136,560			$128,450

If you wish to tender your common stock to be repurchased, you must tender at least 25% of the common stock you purchased in the offering. If you choose to tender only a portion of your common stock, you must maintain a minimum balance of $5,000 worth of common stock following a tender of common stock for repurchase. If the amount of repurchase requests exceeds the number of shares of common stock we seek to repurchase, we will repurchase common stock on a pro-rata basis. As a result, we may repurchase less than the full amount of common stock that you request to have repurchased. To the extent you seek to tender all of the shares you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a balance of shares of less than $5,000 following such repurchase. If we do not repurchase the full amount of your common stock that you have requested to be repurchased, or we determine not to make repurchases of our common stock, you may not be able to dispose of your common stock, even if we underperform. Any periodic repurchase offers are subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

Our board of directors requires that we repurchase common stock or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your common stock by us are paid in cash. Repurchases are effective after receipt and acceptance by us of all eligible written tenders of common stock from our shareholders.

When we offer to repurchase common stock or fractions thereof, tender offer materials will be available to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our shareholders remains open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we make available to our shareholders, we include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which common stock may be tendered) made available to our shareholders, we will make available revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which common stock may be tendered is changed, we will extend the tender offer period by a minimum of an additional 10 business days.

In order to submit common stock to be tendered, shareholders are required to complete a letter of transmittal, which is included in the materials made available to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If we have not accepted common stock for payment, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase common stock, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the U.S., Maryland or any other relevant jurisdiction.

While we have conducted quarterly tender offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

In the event that CIM or any of its affiliates holds common stock in the capacity of a shareholder, any such affiliates may tender common stock for repurchase in connection with any repurchase offer we make on the same basis as any other shareholder. CIG will not tender its common stock for repurchase as long as CIM remains our investment adviser.

We have received exemptive relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our share repurchase program to permit us to repurchase shares at a price other than net asset value.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by U.S. Bank, N.A. The address of the custodian is: One Federal Street, Boston, MA 02110. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 1055 Broadway, 9th Floor, Kansas City, MO 64105-1594 and its telephone number is (877) 628-6575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, CIM is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. CIM does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While CIM will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, CIM may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if CIM determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP, New York, New York.

EXPERTS

The audited consolidated balance sheets of CĪON Investment Corporation, including the consolidated schedules of investments, as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2017 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and the shares of common stock being offered by this prospectus.

Any shareholder and its designated representative are permitted access to our records to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Please see our charter and bylaws for additional information regarding shareholders’ right to access our records.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of CĪON Investment Corporation and its affiliated companies. This notice supersedes any other privacy notice you may have received from CĪON Investment Corporation.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of CIM. It is our policy that only authorized officers and employees of CIM and its affiliates who need to know your personal information will have access to it.
•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

CĪON Investment Corporation

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	June 30, 2018	December 31, 2017
	(unaudited)
Assets
Investments, at fair value:
Non-controlled, non-affiliated investments (amortized cost of $1,954,893 and $1,692,978, respectively)	$1,962,848	$1,698,662
Non-controlled, affiliated investments (amortized cost of $24,540 and $19,422, respectively)	19,757	15,533
Total investments, at fair value (amortized cost of $1,979,433 and $1,712,400, respectively)	1,982,605	1,714,195
Cash	8,963	56,354
Interest receivable on investments	14,012	12,433
Receivable due on investments sold	4,560	29,524
Prepaid expenses and other assets	—	3,417
Total assets	$2,010,140	$1,815,923
Liabilities and Shareholders' Equity
Liabilities
Financing arrangements (net of unamortized debt issuance costs of $7,631 and $6,018, respectively)	$891,334	$705,447
Payable for investments purchased	53,044	36,439
Accounts payable and accrued expenses	1,195	1,432
Interest payable	3,184	2,311
Accrued management fees	8,602	7,821
Accrued subordinated incentive fee on income	—	3,222
Accrued administrative services expense	156	556
Due to CIG – offering costs	6	4
Total liabilities	957,521	757,232
Commitments and contingencies (Note 4 and Note 11)
Shareholders' Equity
Common stock, $0.001 par value; 500,000,000 shares authorized; 115,570,125 and 115,781,751 shares issued and outstanding, respectively	116	116
Capital in excess of par value	1,074,314	1,076,131
Undistributed net investment income	7,793	10,368
Accumulated net realized loss from investments	(13,442)	(10,385)
Accumulated net unrealized appreciation on investments	3,172	1,795
Accumulated net realized loss from total return swap(1)	(19,334)	(19,334)
Total shareholders' equity	1,052,619	1,058,691
Total liabilities and shareholders' equity	$2,010,140	$1,815,923
Net asset value per share of common stock at end of period	$9.11	$9.14

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Investment income
Interest income:
Non-controlled, non-affiliated investments	$41,017	$34,407	$79,090	$61,905
Non-controlled, affiliated investments	249	—	348	—
Total interest income	41,266	34,407	79,438	61,905
Fee and other income	667	938	881	1,485
Total investment income	41,933	35,345	80,319	63,390
Operating expenses
Management fees	8,602	7,422	16,541	13,904
Administrative services expense	531	425	992	771
General and administrative(1)	1,604	1,671	3,586	3,417
Interest expense	10,851	5,697	19,769	8,623
Total operating expenses	21,588	15,215	40,888	26,715
Net investment income	20,345	20,130	39,431	36,675
Realized and unrealized (losses) gains
Net realized (loss) gain on:
Non-controlled, non-affiliated investments	(5,181)	(3,082)	(3,103)	(2,342)
Non-controlled, affiliated investments	20	—	37	—
Total return swap(2)	—	413	—	(13,856)
Foreign currency	7	3	9	147
Net realized losses	(5,154)	(2,666)	(3,057)	(16,051)
Net change in unrealized appreciation (depreciation) on:
Non-controlled, non-affiliated investments	3,604	12,211	2,271	9,394
Non-controlled, affiliated investments	(777)	—	(894)	—
Total return swap(2)	—	(134)	—	15,402
Net change in unrealized appreciation	2,827	12,077	1,377	24,796
Net realized and unrealized (losses) gains	(2,327)	9,411	(1,680)	8,745
Net increase in net assets resulting from operations	$18,018	$29,541	$37,751	$45,420
Per share information – basic and diluted
Net increase in net assets per share resulting from operations	$0.16	$0.27	$0.33	$0.41
Weighted average shares of common stock outstanding	114,830,847	111,447,448	114,840,350	110,767,684

(1)	See Note 10 for details of the Company's general and administrative expenses.
(2)	See Note 7 for a discussion of the Company's total return swap agreement.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Statements of Changes in Net Assets
(in thousands, except share and per share amounts)

	Six Months Ended June 30,
	2018	2017
	(unaudited)	(unaudited)
Changes in net assets from operations:
Net investment income	$39,431	$36,675
Net realized loss on investments	(3,066)	(2,342)
Net realized gain on foreign currency	9	147
Net change in unrealized appreciation on investments	1,377	9,394
Net realized loss on total return swap(1)	—	(13,856)
Net change in unrealized appreciation on total return swap(1)	—	15,402
Net increase in net assets resulting from operations	37,751	45,420
Changes in net assets from shareholders' distributions:(2)
Net investment income	(42,006)	(31,128)
Net realized gain on total return swap
Net interest and other income from TRS portfolio	—	(3,594)
Net gain on TRS loan sales(3)	—	(3,539)
Net realized gain on investments and foreign currency	—	(2,233)
Net decrease in net assets from shareholders' distributions	(42,006)	(40,494)
Changes in net assets from capital share transactions:
Issuance of common stock, net of issuance costs of $708 and $1,047, respectively	18,460	26,998
Reinvestment of shareholders' distributions	19,627	19,791
Repurchase of common stock	(39,904)	(17,742)
Net (decrease) increase in net assets resulting from capital share transactions	(1,817)	29,047
Total (decrease) increase in net assets	(6,072)	33,973
Net assets at beginning of period	1,058,691	999,763
Net assets at end of period	$1,052,619	$1,033,736
Net asset value per share of common stock at end of period	$9.11	$9.15
Shares of common stock outstanding at end of period	115,570,125	112,958,698
Undistributed net investment income at end of period	$7,793	$6,975

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	This table presents changes in net assets from shareholders' distributions on a GAAP basis. See Note 5 for a discussion of the sources of distributions paid by the Company.
(3)	During the six months ended June 30, 2017, the Company realized losses of $25,417, which were not then deductible on a tax-basis.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Statements of Cash Flows
(in thousands)

	Six Months Ended June 30,
	2018	2017
	(unaudited)	(unaudited)
Operating activities:
Net increase in net assets resulting from operations	$37,751	$45,420
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Net accretion of discount on investments	(4,339)	(4,269)
Proceeds from principal repayment of investments	321,081	259,729
Purchase of investments	(706,858)	(854,156)
Paid-in-kind interest	(802)	(1,389)
Decrease (increase) in short term investments, net	23,779	(64,000)
Proceeds from sale of investments	96,932	87,116
Net realized loss on investments	3,066	2,342
Net unrealized appreciation on investments	(1,377)	(9,394)
Net unrealized appreciation on total return swap(1)	—	(15,402)
Amortization of debt issuance costs	1,469	729
(Increase) decrease in due from counterparty(1)	—	139,715
(Increase) decrease in interest receivable on investments	(1,471)	(1,049)
(Increase) decrease in receivable due on investments sold	24,964	—
(Increase) decrease in receivable due on total return swap(1)	—	4,036
(Increase) decrease in prepaid expenses and other assets	843	(774)
Increase (decrease) in payable for investments purchased	16,605	70,583
Increase (decrease) in accounts payable and accrued expenses	(237)	(638)
Increase (decrease) in interest payable	873	928
Increase (decrease) in accrued management fees	781	1,641
Increase (decrease) in accrued administrative services expense	(400)	(587)
Increase (decrease) in due to CIG – offering costs	2	(39)
Increase (decrease) in subordinated incentive fee on income payable	(3,222)	—
Net cash used in operating activities	(190,560)	(339,458)
Financing activities:
Gross proceeds from issuance of common stock	19,168	28,045
Commissions and dealer manager fees paid	(708)	(1,049)
Repurchase of common stock	(39,904)	(17,742)
Shareholders' distributions paid(2)	(22,379)	(20,703)
Borrowings under financing arrangements(3)	187,500	356,698
Debt issuance costs paid	(508)	(3,364)
Net cash provided by financing activities	143,169	341,885
Net (decrease) increase in cash and restricted cash	(47,391)	2,427
Cash and restricted cash, beginning of period	56,354	17,046
Cash and restricted cash, end of period	$8,963	$19,473
Supplemental disclosure of cash flow information:
Cash paid for interest	$17,417	$6,923
Supplemental non-cash financing activities:
Reinvestment of shareholders' distributions(2)	$19,627	$19,791

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	See Note 5 for a discussion of the sources of distributions paid by the Company.
(3)	See Note 8 for a discussion of the Company’s financing arrangements.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
Senior Secured First Lien Debt – 130.9%
Academy, Ltd., L+400, 1.00% LIBOR Floor, 7/1/2022(q)	1 Month LIBOR	Retail	$14,491	$11,925	$12,078
Accommodations Plus Technologies LLC, L+500, 1.00% LIBOR Floor, 5/11/2024	2 Month LIBOR	Services: Business	8,588	8,420	8,416
Adams Publishing Group, LLC, L+700, 1.00% LIBOR Floor, 11/3/2020(p)	3 Month LIBOR	Media: Advertising, Printing & Publishing	4,760	4,726	4,760
Advanced Integration Technology LP, L+475, 1.00% LIBOR Floor, 4/3/2023(q)	6 Month LIBOR	Aerospace & Defense	3,950	3,980	3,950
Allen Media, LLC, L+925, 1.00% LIBOR Floor, 3/22/2025(p)(r)(s)	3 Month LIBOR	Media: Diversified & Production	58,800	57,369	59,241
ALM Media, LLC, L+450, 1.00% LIBOR Floor, 7/31/2020(q)	3 Month LIBOR	Media: Advertising, Printing & Publishing	13,272	12,231	11,829
American Clinical Solutions LLC, 12.50%, 6/11/2020(u)(w)	None	Healthcare & Pharmaceuticals	9,199	9,064	7,451
American Dental Partners, Inc., L+475, 1.00% LIBOR Floor, 8/29/2021(q)(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,694	10,285	10,708
American Media, Inc., 0.50% Unfunded, 8/24/2020	None	Media: Advertising, Printing & Publishing	1,067	—	21
American Media, Inc., L+800, 1.00% LIBOR Floor, 8/24/2020(p)	3 Month LIBOR	Media: Advertising, Printing & Publishing	20,910	20,809	21,329
American Teleconferencing Services, Ltd., L+650, 1.00% LIBOR Floor, 12/8/2021(p)(q)(r)(s)	3 Month LIBOR	Telecommunications	20,738	19,128	20,133
Analogic Corp., L+600, 1.00% LIBOR Floor, 6/21/2024(s)	1 Month LIBOR	Healthcare & Pharmaceuticals	30,000	29,402	29,400
AP Exhaust Acquisition, LLC, L+500, 1.00% LIBOR Floor, 5/10/2024(q)	3 Month LIBOR	Automotive	5,584	5,409	5,494
APCO Holdings, LLC, L+550, 0.00% LIBOR Floor, 6/9/2025(q)	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	12,000	11,881	12,075
Ascent Resources – Marcellus, LLC, L+650, 1.00% LIBOR Floor, 3/30/2023	1 Month LIBOR	Energy: Oil & Gas	712	712	715
Associated Asphalt Partners, LLC, L+525, 1.00% LIBOR Floor, 4/5/2024(q)	1 Month LIBOR	Construction & Building	10,896	10,714	10,692
Avetta, LLC, L+525, 1.00% LIBOR Floor, 4/10/2024	1 Month LIBOR	High Tech Industries	4,748	4,657	4,653
Avetta, LLC, 0.50% Unfunded, 4/11/2020	None	High Tech Industries	1,672	(20)	(33)
Azure Midstream Energy, LLC, L+750, 1.00% LIBOR Floor, 12/31/2019(q)	1 Month LIBOR	Energy: Oil & Gas	1,964	1,942	1,964
Cadence Aerospace, LLC, L+650, 1.00% LIBOR Floor, 11/14/2023(r)(s)	3 Month LIBOR	Aerospace & Defense	19,900	19,718	19,701
Caraustar Industries, Inc., L+550, 1.00% LIBOR Floor, 3/14/2022(q)	3 Month LIBOR	Forest Products & Paper	5,549	5,603	5,591
Cardinal US Holdings, Inc., L+500, 1.00% LIBOR Floor, 7/31/2023(q)	3 Month LIBOR	Services: Business	8,436	7,902	8,246
CB URS Holdings Corp., L+525, 1.00% LIBOR Floor, 9/1/2024(q)(s)	1 Month LIBOR	Transportation: Cargo	14,663	14,592	14,837
Central Security Group, Inc., L+563, 1.00% LIBOR Floor, 10/6/2021(q)(s)	1 Month LIBOR	Services: Consumer	24,788	24,816	24,912
Charming Charlie LLC, L+1000, 1.00% LIBOR Floor, 4/24/2023(v)(w)	3 Month LIBOR	Retail	2,619	2,619	1,951
Charming Charlie LLC, L+1000, 1.00% LIBOR Floor, 4/24/2023(v)(w)	3 Month LIBOR	Retail	3,142	1,832	2,294
CircusTrix Holdings, LLC, L+550, 1.00% LIBOR Floor, 12/16/2021(r)(s)	3 Month LIBOR	Hotel, Gaming & Leisure	22,222	20,251	22,000

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
CircusTrix Holdings, LLC, 1.00% Unfunded, 12/27/2019	None	Hotel, Gaming & Leisure	$2,675	$1,783	$(27)
Confie Seguros Holding II Co., L+525, 1.00% LIBOR Floor, 4/16/2022(q)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	15,822	15,720	15,693
Covenant Surgical Partners, Inc., 4.50% Unfunded, 10/4/2018(q)	None	Healthcare & Pharmaceuticals	226	—	1
Covenant Surgical Partners, Inc., L+450, 0.00% LIBOR Floor, 10/4/2024(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	2,200	2,194	2,211
CSP Technologies North America, LLC, L+525, 1.00% LIBOR Floor, 1/29/2022(r)	3 Month LIBOR	Chemicals, Plastics & Rubber	13,448	13,243	13,515
Datix Bidco Ltd., L+450, 0.00% LIBOR Floor, 4/28/2025(i)	6 Month LIBOR	High Tech Industries	1,511	1,482	1,481
David's Bridal, Inc., L+400, 1.25% LIBOR Floor, 10/11/2019(q)	1 Month LIBOR	Retail	3,406	3,091	3,021
Dayton Superior Corp., L+800, 1.00% LIBOR Floor, 11/15/2021(q)	3 Month LIBOR	Construction & Building	6,236	5,698	5,005
DBRS, Inc., L+525, 1.00% LIBOR Floor, 3/4/2022(i)(q)	3 Month LIBOR	Services: Business	5,877	5,709	5,884
Deluxe Entertainment Services Group Inc., L+550, 1.00% LIBOR Floor, 2/28/2020(q)	3 Month LIBOR	Media: Diversified & Production	16,299	16,217	15,830
DFC Global Facility Borrower II LLC, 0.50% Unfunded, 9/27/2019	None	Services: Consumer	8,437	—	—
DFC Global Facility Borrower II LLC, L+1075, 1.00% LIBOR Floor, 9/27/2022	1 Month LIBOR	Services: Consumer	21,563	21,435	21,563
Discovery DJ Services LLC, 0.50% Unfunded, 10/25/2022	None	Energy: Oil & Gas	353	—	(5)
Discovery DJ Services LLC, 0.50% Unfunded, 4/25/2019	None	Energy: Oil & Gas	392	—	(6)
Discovery DJ Services LLC, L+725, 1.00% LIBOR Floor, 10/25/2022	1 Month LIBOR	Energy: Oil & Gas	9,255	9,077	9,116
DMT Solutions Global Corp., L+700, 0.00% LIBOR Floor, 7/2/2024(k)(q)(s)	1 Month LIBOR	Services: Business	20,000	19,400	20,000
Dodge Data & Analytics, LLC/Skyline Data News and Analytics, LLC, L+875, 1.00% LIBOR Floor, 10/31/2019(p)	3 Month LIBOR	Construction & Building	9,562	9,495	9,407
DXP Enterprises, Inc., L+475, 1.00% LIBOR Floor, 8/29/2023(i)(q)	1 Month LIBOR	Energy: Oil & Gas	9,925	9,835	9,999
Eagle Family Foods Group LLC, L+650, 1.00% LIBOR Floor, 6/14/2024(s)	1 Month LIBOR	Beverage, Food & Tobacco	15,000	14,665	14,662
EagleTree-Carbide Acquisition Corp., L+475, 1.00% LIBOR Floor, 8/28/2024(q)	3 Month LIBOR	Consumer Goods: Durable	19,900	19,761	20,105
Eastman Kodak Company, L+625, 1.00% LIBOR Floor, 9/3/2019(i)(q)	2 Month LIBOR	Consumer Goods: Durable	1,965	1,961	1,840
Elemica, Inc., 0.50% Unfunded, 7/7/2021	None	High Tech Industries	2,500	(38)	(13)
Elemica, Inc., L+700, 1.00% LIBOR Floor, 7/7/2021(p)(r)	1 Month LIBOR	High Tech Industries	17,150	16,856	17,064
Emmis Operating Company, L+700, 1.00% LIBOR Floor, 4/18/2019(q)	1 Month LIBOR	Media: Broadcasting & Subscription	1,364	1,299	1,344
Entertainment Studios P&A LLC, 10.49%, 5/18/2037	None	Media: Diversified & Production	18,121	17,764	17,804
Entertainment Studios P&A LLC, 5.00%, 5/18/2037(m)	None	Media: Diversified & Production	2,598	2,547	4,175
EnTrans International, LLC, L+750, 1.00% LIBOR Floor, 6/4/2020(r)	1 Month LIBOR	Capital Equipment	12,187	10,038	12,187
ES Chappaquiddick LLC, 10.00%, 5/18/2022	None	Media: Diversified & Production	9,828	9,828	9,828
Evergreen Skills Lux S.À:.R.L., L+475, 1.00% LIBOR Floor, 4/28/2021(i)(q)	1 Month LIBOR	High Tech Industries	10,236	9,691	9,673

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
F+W Media, Inc., L+1000, 1.50% LIBOR Floor, 5/24/2022(p)(u)(v)(w)	1 Month LIBOR	Media: Diversified & Production	$2,875	$2,751	$1,006
F+W Media, Inc., L+650, 1.50% LIBOR Floor, 5/24/2022(v)(w)	1 Month LIBOR	Media: Diversified & Production	1,061	1,061	1,115
Forbes Media LLC, L+675, 1.00% LIBOR Floor, 9/12/2019(l)(r)	1 Month LIBOR	Media: Advertising, Printing & Publishing	14,097	13,928	14,097
Foundation Consumer Healthcare, LLC, 0.50% Unfunded, 11/2/2023	None	Healthcare & Pharmaceuticals	4,211	(32)	—
Foundation Consumer Healthcare, LLC, L+650, 1.00% LIBOR Floor, 11/2/2023(p)(r)(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	45,561	45,244	45,560
Frontline Technologies Group Holding LLC, 1.00% Unfunded, 9/18/2019	None	High Tech Industries	540	—	(6)
Genesis Healthcare, Inc., L+600, 0.50% LIBOR Floor, 3/6/2023(i)(p)(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	35,000	34,667	34,650
Harland Clarke Holdings Corp., L+475, 1.00% LIBOR Floor, 11/3/2023(q)(s)	3 Month LIBOR	Services: Business	14,444	14,380	14,128
Healogics, Inc., L+425, 1.00% LIBOR Floor, 7/1/2021(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	4,825	4,597	4,553
Infinity Sales Group, LLC, L+1050, 1.00% LIBOR Floor, 11/21/2018(p)	3 Month LIBOR	Services: Business	7,480	7,339	7,705
InfoGroup Inc., L+500, 1.00% LIBOR Floor, 4/3/2023(q)(r)(s)	3 Month LIBOR	Media: Advertising, Printing & Publishing	16,004	15,989	15,785
Instant Web, LLC, L+650, 0.00% LIBOR Floor, 12/15/2022	1 Month LIBOR	Media: Advertising, Printing & Publishing	324	324	324
Instant Web, LLC, 0.50% Unfunded,12/15/2022	None	Media: Advertising, Printing & Publishing	2,379	—	—
Instant Web, LLC, L+650, 0.00% LIBOR Floor, 12/15/2022(p)(r)(s)	1 Month LIBOR	Media: Advertising, Printing & Publishing	39,493	39,401	39,493
International Seaways, Inc., L+600, 1.00% LIBOR Floor, 6/22/2022(i)(q)	1 Month LIBOR	Transportation: Cargo	9,813	9,647	9,818
Ipsen International GmbH, L+800, 1.00% LIBOR Floor, 9/30/2019(i)(l)	1 Month LIBOR	Capital Equipment	1,163	1,165	1,163
Ipsen, Inc., L+700, 1.00% LIBOR Floor, 9/30/2019(l)(r)	1 Month LIBOR	Capital Equipment	7,568	7,523	7,568
Isagenix International, LLC, L+575, 1.00% LIBOR Floor, 6/14/2025(q)	3 Month LIBOR	Beverage, Food & Tobacco	15,000	14,851	15,037
Island Medical Management Holdings, LLC, L+650, 1.00% LIBOR Floor, 9/1/2022(r)	1 Month LIBOR	Healthcare & Pharmaceuticals	12,022	11,890	11,180
ITC Service Group Acquisition LLC, L+950, 0.50% LIBOR Floor, 5/26/2021(l)(p)	1 Month LIBOR	High Tech Industries	11,250	11,099	10,969
Jab Wireless, Inc., L+800, 0.00% LIBOR Floor, 5/2/2023(s)	1 Month LIBOR	Telecommunications	19,950	19,950	19,950
Jackson Hewitt Tax Service Inc., L+625, 0.00% LIBOR Floor, 5/30/2023(s)	1 Month LIBOR	Services: Consumer	18,000	18,000	18,000
KLO Intermediate Holdings, LLC, L+975, 1.50% LIBOR Floor, 4/7/2022(r)	1 Month LIBOR	Chemicals, Plastics & Rubber	7,477	7,403	7,290
KLO Intermediate Holdings, LLC, L+975, 1.50% LIBOR Floor, 4/7/2022(r)	1 Month LIBOR	Chemicals, Plastics & Rubber	4,329	4,286	4,221
KNB Holdings Corp., L+550, 1.00% LIBOR Floor, 4/26/2024(q)(s)	3 Month LIBOR	Consumer Goods: Durable	15,700	15,426	15,700
Labvantage Solutions Inc., L+750, 1.00% LIBOR Floor, 12/29/2020(r)	1 Month LIBOR	High Tech Industries	4,505	4,476	4,505
Labvantage Solutions Ltd., E+750, 1.00% EURIBOR Floor, 12/29/2020(i)	1 Month EURIBOR	High Tech Industries	€4,180	4,669	4,883
Lift Brands, Inc., L+700, 1.00% LIBOR Floor, 4/16/2023(p)(r)(s)	1 Month LIBOR	Services: Consumer	44,888	43,931	44,102
Lift Brands, Inc., 1.00% Unfunded, 4/16/2023	None	Services: Consumer	5,000	—	(88)

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
Logix Holding Company, LLC, L+575, 1.00% LIBOR Floor, 12/22/2024(q)	1 Month LIBOR	Telecommunications	$5,014	$4,966	$4,964
LTCG Holdings Corp., L+500, 1.00% LIBOR Floor, 6/6/2020(q)	1 Month LIBOR	Services: Business	5,911	5,667	5,882
Mayfield Agency Borrower Inc., L+450, 0.00% LIBOR Floor, 2/28/2025(q)	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,981	3,962	3,991
Ministry Brands, LLC, L+400, 1.00% LIBOR Floor, 12/2/2022(r)	1 Month LIBOR	Services: Business	10,660	10,608	10,660
Ministry Brands, LLC, L+100, 1.00% LIBOR Floor, 10/18/2020	1 Month LIBOR	Services: Business	4,313	(10)	—
Moss Holding Company, 0.50% Unfunded, 4/17/2023	None	Services: Business	2,232	—	(22)
Moss Holding Company, L+675, 1.00% LIBOR Floor, 4/17/2023(p)(r)	3 Month LIBOR	Services: Business	18,687	18,403	18,501
MRO Holdings, Inc., L+525, 1.00% LIBOR Floor, 10/25/2023(q)	3 Month LIBOR	Aerospace & Defense	4,467	4,427	4,501
Murray Energy Corp., L+725, 1.00% LIBOR Floor, 10/17/2022(q)	1 Month LIBOR	Metals & Mining	3,610	3,544	3,400
Navex Global, Inc., L+425, 1.00% LIBOR Floor, 11/19/2021(q)(s)	1 Month LIBOR	High Tech Industries	17,818	17,860	17,896
NewsCycle Solutions, Inc., L+700, 1.00% LIBOR Floor, 12/29/2022(r)(s)	1 Month LIBOR	Media: Advertising, Printing & Publishing	21,426	21,215	21,105
NM GRC Holdco, LLC, 1.00% Unfunded, 2/9/2020	None	High Tech Industries	2,654	—	(27)
NM GRC Holdco, LLC, L+550, 1.00% LIBOR Floor, 2/9/2024	3 Month LIBOR	High Tech Industries	8,934	8,695	8,845
Ocean Bidco, Inc., L+500, 1.00% LIBOR Floor, 3/21/2025(q)	3 Month LIBOR	High Tech Industries	4,554	4,532	4,580
One Call Corp., L+400, 1.00% LIBOR Floor, 11/27/2022(q)	1 Month LIBOR	Healthcare & Pharmaceuticals	8,052	7,575	7,750
Orbcomm Inc., 8.00%, 4/1/2024(p)	None	Telecommunications	9,237	9,237	9,687
P.F. Chang's China Bistro, Inc., L+500, 1.00% LIBOR Floor, 9/1/2022(q)	6 Month LIBOR	Beverage, Food & Tobacco	14,912	14,585	14,866
Paris Presents Inc., L+500, 1.00% LIBOR Floor, 12/31/2020(r)	1 Month LIBOR	Consumer Goods: Durable	11,064	11,013	11,119
Pathway Partners Vet Management Company LLC, L+425, 0.00% LIBOR Floor, 10/10/2024	1 Month LIBOR	Healthcare & Pharmaceuticals	904	904	906
PDI TA Holdings, Inc., L+475, 1.00% LIBOR Floor, 8/25/2023(p)	3 Month LIBOR	High Tech Industries	2,601	2,584	2,582
PDI TA Holdings, Inc., 0.75% Unfunded, 4/11/2019	None	High Tech Industries	1,522	—	(11)
Petroflow Energy Corp., L+800, 1.00% LIBOR Floor, 6/29/2019(p)(u)(v)(w)	1 Month LIBOR	Energy: Oil & Gas	3,229	2,983	2,841
PFS Holding Corp., L+350, 1.00% LIBOR Floor, 1/31/2021	1 Month LIBOR	Retail	3,146	2,375	1,788
Photonis Technologies SAS, L+750, 1.00% LIBOR Floor, 9/18/2019(i)(q)	3 Month LIBOR	Aerospace & Defense	6,397	5,843	5,630
Phylogeny, LLC/Conversant Biologics, LLC, 1.00% Unfunded, 3/30/2020	None	Healthcare & Pharmaceuticals	1,299	(19)	(13)
Phylogeny, LLC/Conversant Biologics, LLC, L+650, 1.00% LIBOR Floor, 3/30/2024	6 Month LIBOR	Healthcare & Pharmaceuticals	6,477	6,322	6,412
Plano Molding Company, LLC, L+800, 1.00% LIBOR Floor, 5/12/2021(p)	1 Month LIBOR	Consumer Goods: Non-Durable	7,913	7,835	7,162
Project Leopard Holdings, Inc., L+400, 1.00% LIBOR Floor, 7/7/2023(q)	1 Month LIBOR	High Tech Industries	3,970	3,961	3,985
Radio One, Inc., L+400, 1.00% LIBOR Floor, 4/18/2023(q)	1 Month LIBOR	Media: Broadcasting & Subscription	2,950	2,926	2,895

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
Reddy Ice Corp., L+550, 1.25% LIBOR Floor, 5/1/2019(q)	3 Month LIBOR	Beverage, Food & Tobacco	$10,848	$10,866	$10,848
Rhino Energy LLC, L+1000, 1.00% LIBOR Floor, 12/27/2020(s)	1 Month LIBOR	Metals & Mining	7,445	7,024	7,370
Rimini Street, Inc., 15.00%, 6/24/2020(p)(w)	None	High Tech Industries	16,545	16,397	18,199
Sequoia Healthcare Management, LLC, 16.00%, 7/17/2019(p)(w)	None	Healthcare & Pharmaceuticals	5,066	5,031	5,040
SG Acquisition, Inc., L+500, 1.00% LIBOR Floor, 3/29/2024(q)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,853	3,822	3,868
Shift PPC LLC, L+600, 1.00% LIBOR Floor, 12/22/2021(r)	(y)	High Tech Industries	4,564	4,474	4,564
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 1/21/2020(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,635	12,589	12,572
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 7/21/2020(p)(w)	3 Month LIBOR	Healthcare & Pharmaceuticals	440	439	438
Sprint Industrial Holdings, LLC, L+575, 1.25% LIBOR Floor, 5/14/2019(p)	3 Month LIBOR	Energy: Oil & Gas	7,982	7,773	7,762
STG-Fairway Acquisitions, Inc., L+525, 1.00% LIBOR Floor, 6/30/2022(q)	1 Month LIBOR	Services: Business	3,929	3,835	3,929
Studio Movie Grill Holdings, LLC, L+725, 1.00% LIBOR Floor, 9/30/2020(f)(p)	3 Month LIBOR	Hotel, Gaming & Leisure	20,069	19,985	20,069
TDG Group Holding Company, L+550, 0.00% LIBOR Floor, 5/31/2024	3 Month LIBOR	Services: Consumer	2,165	2,117	2,116
TDG Group Holding Company, 1.00% Unfunded, 5/31/2020	None	Services: Consumer	657	(7)	(15)
Teladoc, Inc., 0.50% Unfunded, 7/14/2020(i)	None	High Tech Industries	1,250	(34)	—
Telestream Holdings Corp., L+645, 1.00% LIBOR Floor, 3/24/2022(l)(p)	3 Month LIBOR	High Tech Industries	8,597	8,436	8,339
Tenere Inc., L+1000, 1.00% LIBOR Floor, 12/23/2021(p)(r)	3 Month LIBOR	Capital Equipment	31,280	31,060	30,498
Tensar Corp., L+475, 1.00% LIBOR Floor, 7/9/2021(q)	3 Month LIBOR	Chemicals, Plastics & Rubber	12,980	12,328	12,850
The Pasha Group, L+750, 1.00% LIBOR Floor, 1/26/2023(r)	2 Month LIBOR	Transportation: Cargo	7,519	7,308	7,632
The Pay-O-Matic Corp., L+900, 0.00% LIBOR Floor, 4/5/2021(h)(p)	3 Month LIBOR	Services: Consumer	23,000	22,788	22,770
TherapeuticsMD, Inc., L+775, 1.50% LIBOR Floor, 5/1/2023(i)(s)	1 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,853	14,850
TherapeuticsMD, Inc., 0.00% Unfunded, 5/31/2019(i)(t)	None	Healthcare & Pharmaceuticals	15,000	(147)	(150)
TherapeuticsMD, Inc., 0.00% Unfunded, 12/31/2019(i)(t)	None	Healthcare & Pharmaceuticals	10,000	(98)	(100)
Therapure Biopharma Inc., L+875, 0.50% LIBOR Floor, 12/1/2021(i)	1 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,944	15,675
U.S. Renal Care, Inc., L+425, 1.00% LIBOR Floor, 12/30/2022(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	7,906	7,743	7,806
Vero Parent, Inc., L+500, 1.00% LIBOR Floor, 8/16/2024(q)(s)	1 Month LIBOR	High Tech Industries	14,888	14,752	14,962
Vertex Aerospace Services Corp., L+475, 0.00% LIBOR Floor, 6/29/2025(k)(q)(s)	1 Month LIBOR	Aerospace & Defense	25,000	24,875	25,187
Vince, LLC, L+700, 1.00% LIBOR Floor, 11/27/2019(i)(q)	3 Month LIBOR	Retail	776	755	730
Visual Edge Technology, Inc., L+575, 1.00% LIBOR Floor, 8/31/2022	1 Month LIBOR	Services: Business	1,734	1,718	1,726
Visual Edge Technology, Inc., 1.00% Unfunded, 2/28/2019	None	Services: Business	3,368	—	(17)

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
VLS Recovery Services, LLC, 1.00% Unfunded, 10/17/2019	None	Services: Business	$949	$—	$(9)
VLS Recovery Services, LLC, L+600, 1.00% LIBOR Floor, 10/17/2023	3 Month LIBOR	Services: Business	159	102	157
West Dermatology, LLC, L+550, 1.00% LIBOR Floor, 4/28/2023	3 Month LIBOR	Healthcare & Pharmaceuticals	1,010	993	1,000
West Dermatology, LLC, 1.00% Unfunded, 4/4/2020	None	Healthcare & Pharmaceuticals	784	—	(8)
Woodstream Corp., L+625, 1.00% LIBOR Floor, 5/29/2022(s)	3 Month LIBOR	Consumer Goods: Non-Durable	14,542	14,542	14,542
Woodstream Corp., 0.50% Unfunded, 5/29/2021	None	Consumer Goods: Non-Durable	559	—	—
Zemax Software Holdings, LLC, L+575, 1.00% LIBOR Floor, 6/25/2024(s)	3 Month LIBOR	High Tech Industries	2,660	2,607	2,607
Total Senior Secured First Lien Debt				1,368,546	1,378,155
Senior Secured Second Lien Debt – 34.7%
1A Smart Start LLC, L+825, 1.00% LIBOR Floor, 8/21/2022(p)	1 Month LIBOR	High Tech Industries	17,800	17,461	17,444
ABG Intermediate Holdings 2 LLC, L+775, 1.00% LIBOR Floor, 9/29/2025(k)(p)	1 Month LIBOR	Retail	8,985	8,935	9,008
ABG Intermediate Holdings 2 LLC, 7.75% Unfunded, 10/30/2018	None	Retail	912	—	2
Access CIG, LLC, L+775, 0.00% LIBOR Floor, 2/27/2026(k)(r)	1 Month LIBOR	Services: Business	16,434	16,297	16,537
Accruent, LLC, 1.50% Unfunded, 7/28/2018	None	High Tech Industries	64	—	(1)
Accruent, LLC, L+875, 1.00% LIBOR Floor, 7/28/2024	3 Month LIBOR	High Tech Industries	1,601	1,576	1,585
ALM Media, LLC, L+800, 1.00% LIBOR Floor, 7/30/2021(p)(r)	3 Month LIBOR	Media: Advertising, Printing & Publishing	10,344	10,259	8,611
American Residential Services LLC, L+800, 1.00% LIBOR Floor, 12/31/2022(p)	1 Month LIBOR	Construction & Building	4,933	4,901	4,835
Argon Medical Devices Holdings, Inc., L+800, 0.00% LIBOR Floor, 1/23/2026(p)	1 Month LIBOR	Healthcare & Pharmaceuticals	14,400	14,330	14,589
Avalign Technologies, Inc., L+825, 1.00% LIBOR Floor, 7/15/2022(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,500	5,454	5,459
Drew Marine Group, Inc., L+700, 1.00% LIBOR Floor, 5/19/2021(i)(p)	1 Month LIBOR	Chemicals, Plastics & Rubber	9,500	9,470	9,571
EagleTree-Carbide Acquisition Corp., L+850, 1.00% LIBOR Floor, 8/28/2025(r)	3 Month LIBOR	Consumer Goods: Durable	20,000	19,720	20,100
Emerald 3 Ltd., L+700, 1.00% LIBOR Floor, 5/16/2022(i)(p)	3 Month LIBOR	Environmental Industries	3,000	2,983	2,955
Evergreen Skills Lux S.À:.R.L., L+825, 1.00% LIBOR Floor, 4/28/2022(i)(p)	1 Month LIBOR	High Tech Industries	9,999	7,471	8,416
Flexera Software LLC, L+725, 1.00% LIBOR Floor, 2/26/2026(r)	1 Month LIBOR	High Tech Industries	3,462	3,445	3,470
Global Tel*Link Corp., L+825, 1.25% LIBOR Floor, 11/23/2020(r)	3 Month LIBOR	Telecommunications	11,500	11,488	11,557
GOBP Holdings, Inc., L+825, 1.00% LIBOR Floor, 10/21/2022(r)	1 Month LIBOR	Retail	4,000	4,018	4,040
LSCS Holdings, Inc., 1.00% Unfunded, 9/16/2018	None	Services: Business	409	—	(2)
LSCS Holdings, Inc., L+825, 0.00% LIBOR Floor, 3/16/2026(p)	(z)	Services: Business	14,591	14,265	14,518
Mayfield Agency Borrower Inc., L+850, 0.00% LIBOR Floor, 3/2/2026(p)(r)(s)	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	20,000	19,704	19,912
Medical Solutions Holdings, Inc., L+825, 1.00% LIBOR Floor, 6/16/2025(p)	1 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,862	10,044

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
MedPlast Holdings, Inc., L+775, 0.00% LIBOR Floor, 7/2/2026(k)(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	$6,750	$6,682	$6,801
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023(p)	6 Month LIBOR	Services: Business	5,488	5,398	5,488
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023	6 Month LIBOR	Services: Business	2,429	2,411	2,429
Ministry Brands, LLC, L+100, 1.00% LIBOR Floor, 10/18/2020	6 Month LIBOR	Services: Business	544	(5)	—
Niacet Corp., E+875, 1.00% EURIBOR Floor, 8/1/2024(i)	1 Month EURIBOR	Chemicals, Plastics & Rubber	€7,489	7,937	8,575
Onex Carestream Finance LP, L+850, 1.00% LIBOR Floor, 12/7/2019(r)	1 Month LIBOR	Healthcare & Pharmaceuticals	10,557	9,941	10,557
Onex TSG Holdings II Corp., L+850, 1.00% LIBOR Floor, 7/31/2023(p)(q)	1 Month LIBOR	Healthcare & Pharmaceuticals	12,249	12,149	11,605
Osmose Utilities Services, Inc., L+775, 1.00% LIBOR Floor, 8/21/2023	3 Month LIBOR	Construction & Building	4,363	4,301	4,298
Paris Presents Inc., L+875, 1.00% LIBOR Floor, 12/31/2021(p)	1 Month LIBOR	Consumer Goods: Durable	7,000	6,961	7,087
Patterson Medical Supply, Inc., L+850, 1.00% LIBOR Floor, 8/28/2023(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	13,500	13,395	12,960
PDI TA Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/25/2024	6 Month LIBOR	High Tech Industries	1,349	1,326	1,336
PDI TA Holdings, Inc., 1.00% Unfunded, 4/11/2019	None	High Tech Industries	905	—	(9)
PetroChoice Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/21/2023(p)	1 Month LIBOR	Chemicals, Plastics & Rubber	15,000	14,721	14,737
PFS Holding Corp., L+725, 1.00% LIBOR Floor, 1/31/2022(q)	1 Month LIBOR	Retail	4,998	4,727	375
Premiere Global Services, Inc., L+950, 1.00% LIBOR Floor, 6/6/2022(p)	3 Month LIBOR	Telecommunications	3,000	2,907	2,865
PT Intermediate Holdings III, LLC, L+800, 1.00% LIBOR Floor, 12/8/2025(r)	3 Month LIBOR	Services: Business	9,375	9,288	9,516
Securus Technologies Holdings, Inc., L+825, 1.00% LIBOR Floor, 11/1/2025(r)	1 Month LIBOR	Telecommunications	2,942	2,914	2,955
STG-Fairway Acquisitions, Inc., L+925, 1.00% LIBOR Floor, 6/30/2023(p)(r)	1 Month LIBOR	Services: Business	10,000	9,891	9,600
TexOak Petro Holdings LLC, 8.00%, 12/29/2019(u)(v)(w)	None	Energy: Oil & Gas	7,544	2,592	—
TMK Hawk Parent, Corp., L+800, 1.00% LIBOR Floor, 8/28/2025(p)	1 Month LIBOR	Services: Business	13,393	13,080	13,259
TouchTunes Interactive Networks, Inc, L+825, 1.00% LIBOR Floor, 5/29/2022(r)	1 Month LIBOR	Hotel, Gaming & Leisure	6,000	5,955	6,007
U.S. Renal Care, Inc., L+800, 1.00% LIBOR Floor, 12/29/2023(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,000	4,925	5,025
Wand Intermediate I LP, L+725, 1.00% LIBOR Floor, 9/19/2022(p)	1 Month LIBOR	Automotive	16,000	15,897	16,080
Winebow Holdings, Inc., L+750, 1.00% LIBOR Floor, 1/2/2022(p)	1 Month LIBOR	Beverage, Food & Tobacco	12,823	12,611	11,477
Zest Acquisition Corp., L+750, 1.00% LIBOR Floor, 3/13/2026(r)	3 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,855	14,925
Zywave Inc., L+900, 1.00% LIBOR Floor, 11/17/2023(p)	3 Month LIBOR	High Tech Industries	5,000	4,938	5,000
Total Senior Secured Second Lien Debt				371,436	365,598
Collateralized Securities and Structured Products – Debt – 1.4%

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(e)	Cost(d)	Fair Value(c)
Deutsche Bank AG Frankfurt CRAFT 2015-2 Class Credit Linked Note, L+925,1/16/2022(i)	3 Month LIBOR	Diversified Financials	$14,903	$14,903	$14,903
Total Collateralized Securities and Structured Products – Debt				14,903	14,903
Collateralized Securities and Structured Products – Equity – 1.5%
APIDOS CLO XVI Subordinated Notes, 4.79% Estimated Yield, 1/19/2025(i)	(g)	Diversified Financials	9,000	3,897	3,137
CENT CLO 19 Ltd. Subordinated Notes, 4.57% Estimated Yield, 10/29/2025(i)	(g)	Diversified Financials	2,000	1,257	1,100
Galaxy XV CLO Ltd. Class A Subordinated Notes, 12.35% Estimated Yield, 4/15/2025(i)	(g)	Diversified Financials	4,000	2,298	2,047
Ivy Hill Middle Market Credit Fund VIII, Ltd. Subordinated Loan, 10.35% Estimated Yield, 2/2/2026(f)(i)	(g)	Diversified Financials	10,000	9,553	9,766
Total Collateralized Securities and Structured Products – Equity				17,005	16,050
Equity – 2.5%
Ascent Resources – Marcellus, LLC, Common Shares(t)		Energy: Oil & Gas	511,255 Units	1,642	1,655
Ascent Resources – Marcellus, LLC,Warrants(t)		Energy: Oil & Gas	132,367 Units	13	4
Avaya Holdings Corp., Common Stock(j)(q)(t)		Telecommunications	321,260 Units	5,285	6,451
Charming Charlie LLC, Common Stock(t)(v)		Retail	30,046,243 Units	1,302	800
Conisus Holdings, Inc., Common Stock(t)(v)		Healthcare & Pharmaceuticals	4,914,556 Units	200	200
Conisus Holdings, Inc., Series B Preferred Stock, 12% Dividend(u)(v)(w)		Healthcare & Pharmaceuticals	13,557,293 Units	9,200	9,550
F+W Media, Inc., Common Stock(t)(v)		Media: Diversified & Production	31,211 Units	—	—
Mooregate ITC Acquisition, LLC, Class A Units(t)		High Tech Industries	500 Units	563	300
NS NWN Acquisition, LLC, Voting Units(t)		High Tech Industries	404 Units	393	844
NSG Co-Invest (Bermuda) LP, Partnership Interests(i)(t)		Consumer Goods: Durable	1,575 Units	1,000	675
Rhino Energy LLC, Warrants(t)		Metals & Mining	170,972 Units	280	148
Spinal USA, Inc./Precision Medical Inc., Warrants(t)		Healthcare & Pharmaceuticals	9,317,237 Units	4,736	4,473
Tenere Inc., Warrants(t)		Capital Equipment	N/A	161	31
TexOak Petro Holdings LLC, Membership Interests(t)(v)		Energy: Oil & Gas	60,000 Units	—	—
Total Equity				24,775	25,131
Short Term Investments – 17.4%(n)
First American Treasury Obligations Fund, Class Z Shares, 1.75%(o)				182,768	182,768
Total Short Term Investments				182,768	182,768
TOTAL INVESTMENTS – 188.3%				$1,979,433	1,982,605
LIABILITIES IN EXCESS OF OTHER ASSETS – (88.3%)					(929,986)
NET ASSETS – 100%					$1,052,619

(a)	All of the Company’s investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, as amended, or the 1940 Act, except for investments specifically

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

identified as non-qualifying per note i. below. Unless specifically identified in note w. below, investments do not contain a paid-in-kind, or PIK, interest provision.
(b)	The 1, 2, 3, and 6 month London Interbank Offered Rate, or LIBOR, rates were 2.09%, 2.17%, 2.34%, and 2.50%, respectively, as of June 30, 2018. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of June 30, 2018, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to June 30, 2018. The 1 month Euro Interbank Offered Rate, or EURIBOR, rate was (0.40%) as of June 30, 2018.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9) using significant unobservable inputs unless otherwise noted.
(d)	Represents amortized cost for debt securities and cost for equity investments.
(e)	Denominated in U.S. dollars unless otherwise noted.
(f)	As of June 30, 2018, the Company was committed, upon the satisfaction of certain conditions, to fund additional amounts in connection with this investment. See Note 11 for additional information.
(g)	The CLO subordinated notes are considered equity positions in the CLO vehicles and are not rated. Equity investments are entitled to recurring distributions, which are generally equal to the remaining cash flow of the payments made by the underlying vehicle's securities less contractual payments to debt holders and expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(h)	As a result of an arrangement between the Company and the other lenders in the syndication, the Company is entitled to less interest than the stated interest rate of this loan, which is reflected in this schedule, in exchange for a higher payment priority.
(i)	The investment or a portion thereof is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of June 30, 2018, 90.9% of the Company’s total assets represented qualifying assets.
(j)	Fair value determined using level 1 inputs.
(k)	Position or a portion thereof unsettled as of June 30, 2018.
(l)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional amounts as a result of an arrangement between the Company and other lenders in the syndication in exchange for lower payment priority.
(m)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional residual amounts.
(n)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(o)	7-day effective yield as of June 30, 2018.
(p)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, 34th Street Funding, LLC, or 34th Street, and was pledged as collateral supporting the amounts outstanding under the credit facility with JPMorgan Chase Bank, National Association, or JPM, as of June 30, 2018 (see Note 8).
(q)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, Flatiron Funding II, LLC, or Flatiron Funding II, and was pledged as collateral supporting the amounts outstanding under the credit facility with Citibank N.A., or Citibank, as of June 30, 2018 (see Note 8).
(r)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, Murray Hill Funding II, LLC, or Murray Hill Funding II, and was pledged as collateral supporting the amounts outstanding under the repurchase agreement with UBS AG, or UBS, as of June 30, 2018 (see Note 8).

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

(s)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, 33rd Street Funding, LLC, or 33rd Street, and was pledged as collateral supporting the amounts outstanding under the credit facility with Morgan Stanley N.A., or MS, as of June 30, 2018 (see Note 8).
(t)	Non-income producing security.
(u)	Investment was on non-accrual status as of June 30, 2018.
(v)	Investment determined to be an affiliated investment as defined in the 1940 Act as the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities but does not control the company. Fair value as of December 31, 2017 and June 30, 2018, along with transactions during the six months ended June 30, 2018 in these affiliated investments are as follows:

Non-Controlled, Affiliated Investments	Fair Value at December 31, 2017	Six Months Ended June 30, 2018			Fair Value at June 30, 2018	Six Months Ended June 30, 2018
		Gross Additions (Cost)(1)	Gross Reductions (Cost)(2)	Net Unrealized (Loss) Gain		Net Realized Gain (Loss)	Interest Income(3)
Charming Charlie, LLC
First Lien Term Loan B1	$—	$2,619	$—	$(668)	$1,951	$—	$36
First Lien Term Loan B2	—	1,832	—	462	2,294	—	130
Common Stock	—	1,302	—	(502)	800	—	—
Conisus Holdings, Inc.
Series B Preferred Stock	9,300	—	—	250	9,550	—	—
Common Stock	175	—	—	25	200	—	—
F+W Media, Inc.
First Lien Term Loan B-1	1,169	46	(99)	(1)	1,115	—	54
First Lien Term Loan B-2	1,498	8	—	(500)	1,006	—	31
Common Stock	—	—	—	—	—	—	—
Petroflow Energy Corp.
First Lien Term Loan	3,391	33	(623)	40	2,841	37	97
TexOak Petro Holdings LLC
Second Lien Term Loan	—	—	—	—	—	—	—
Membership Interests	—	—	—	—	—	—	—
Totals	$15,533	$5,840	$(722)	$(894)	$19,757	$37	$348

(1)	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(2)	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
(3)	Includes PIK interest income.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments (unaudited) – (continued)
June 30, 2018
(in thousands)

(w)	For the six months ended June 30, 2018, the following investments contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Portfolio Company	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	Total
American Clinical Solutions LLC(x)	Senior Secured First Lien Debt	10.50%	2.00%	12.50%	$202	$215	$417
Conisus Holdings, Inc.(x)	Preferred Stock	—	12.00%	12.00%	$—	$—	$—
F+W Media, Inc.(x)	Senior Secured First Lien Debt	—	11.50%	11.50%	$—	$24	$24
F+W Media, Inc.	Senior Secured First Lien Debt	—	7.50%	7.50%	$—	$46	$46
Lonestar Prospects, Ltd.(aa)	Senior Secured First Lien Debt	9.50%	1.00%	10.50%	$190	$27	$217
Petroflow Energy Corp.(x)	Senior Secured First Lien Debt	3.00%	6.00%	9.00%	$140	$—	$140
Rimini Street, Inc.	Senior Secured First Lien Debt	12.00%	3.00%	15.00%	$1,104	$276	$1,380
Sequoia Healthcare Management, LLC	Senior Secured First Lien Debt	12.00%	4.00%	16.00%	$333	$106	$439
Spinal USA, Inc./Precision Medical Inc.	Senior Secured First Lien Debt	—	10.50%	10.50%	$—	$—	$—
TexOak Petro Holdings LLC(x)	Senior Secured Second Lien Debt	—	8.00%	8.00%	$—	$—	$—
Visual Edge Technology, Inc.(aa)	Subordinated Note	—	12.50%	12.50%	$—	$237	$237
(x)	The PIK interest portion of the investment was on non-accrual status as of June 30, 2018.
(y)	As of June 30, 2018, the index rate for $2,140 and $2,424 was 1 Month LIBOR and 6 Month LIBOR, respectively.
(z)	As of June 30, 2018, the index rate for $5,387, $3,068, $3,068 and $3,068 was 1 Month LIBOR, 2 Month LIBOR, 3 Month LIBOR and 6 Month LIBOR, respectively.
(aa)	Prior to June 30, 2018, the Company exited the investment.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Senior Secured First Lien Debt – 103.9%
AbelConn, LLC/Atrenne Computing Solutions, LLC/Airco Industries, LLC, L+875, 1.00% LIBOR Floor, 7/17/2019(n)(p)	3 Month LIBOR	Aerospace & Defense	$18,724	$18,501	$18,677
Academy, Ltd., L+400, 1.00% LIBOR Floor, 7/1/2022(o)	Various	Retail	14,572	11,714	11,557
Access CIG, LLC, L+500, 1.00% LIBOR Floor, 10/18/2021(e)(o)	1 Month LIBOR	Services: Business	6,729	6,769	6,796
Adams Publishing Group, LLC, L+700, 1.00% LIBOR Floor, 11/3/2020(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	5,303	5,258	5,303
Advanced Integration Technology LP, L+475, 1.00% LIBOR Floor, 4/3/2023(o)	1 Month LIBOR	Aerospace & Defense	3,970	4,003	4,000
ALM Media, LLC, L+450, 1.00% LIBOR Floor, 7/31/2020(o)	3 Month LIBOR	Media: Advertising, Printing & Publishing	7,529	7,254	6,588
Alvogen Pharma US, Inc., L+500, 1.00% LIBOR Floor, 4/1/2022(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	8,224	8,188	8,168
American Clinical Solutions LLC, 12.50%, 6/11/2020(u)	None	Healthcare & Pharmaceuticals	8,834	8,743	8,326
American Dental Partners, Inc., L+475, 1.00% LIBOR Floor, 8/29/2021(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,694	10,256	10,641
American Energy – Marcellus, LLC, L+425, 1.00% LIBOR Floor, 8/4/2020(r)	1 Month LIBOR	Energy: Oil & Gas	4,033	3,045	2,985
American Media, Inc., L+900, 1.00% LIBOR Floor, 8/24/2020(e)(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	15,807	15,502	16,203
American Media, Inc., 9.00% Unfunded, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	154	—	4
American Media, Inc., 0.50% Unfunded, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	83	—	2
American Teleconferencing Services, Ltd., L+650, 1.00% LIBOR Floor, 12/8/2021(n)(o)(p)	3 Month LIBOR	Telecommunications	21,324	19,599	21,093
AMPORTS, Inc., L+500, 1.00% LIBOR Floor, 5/19/2020(j)(n)(p)	3 Month LIBOR	Automotive	18,943	18,687	18,943
AP Exhaust Acquisition, LLC, L+500, 1.00% LIBOR Floor, 5/10/2024(o)	3 Month LIBOR	Automotive	5,613	5,424	5,542
ASG Technologies Group, Inc., L+475, 1.00% LIBOR Floor, 7/31/2024(o)	1 Month LIBOR	High Tech Industries	4,988	4,964	5,040
Associated Asphalt Partners, LLC, L+525, 1.00% LIBOR Floor, 4/5/2024(o)	1 Month LIBOR	Construction & Building	10,927	10,733	9,998
Azure Midstream Energy, LLC, L+650, 1.00% LIBOR Floor, 11/15/2018(o)	1 Month LIBOR	Energy: Oil & Gas	2,084	2,031	1,876
Bambino CI Inc., L+600, 0.00% LIBOR Floor, 10/18/2023	1 Month LIBOR	Healthcare & Pharmaceuticals	2,821	2,759	2,757
Cadence Aerospace, LLC, L+650, 1.00% LIBOR Floor, 11/14/2023(p)	3 Month LIBOR	Aerospace & Defense	20,000	19,802	19,500
Caraustar Industries, Inc., L+550, 1.00% LIBOR Floor, 3/14/2022(o)	3 Month LIBOR	Forest Products & Paper	5,577	5,638	5,599
Cardinal US Holdings, Inc., L+500, 1.00% LIBOR Floor, 7/31/2023(o)	1 Month LIBOR	Services: Business	8,479	7,897	8,140
CB URS Holdings Corp., L+525, 1.00% LIBOR Floor, 9/1/2024(o)	1 Month LIBOR	Transportation: Cargo	14,888	14,814	15,046
Central Security Group, Inc., L+563, 1.00% LIBOR Floor, 10/6/2021(o)	1 Month LIBOR	Services: Consumer	17,899	17,929	17,966
CF Entertainment Inc., L+850, 1.00% LIBOR Floor, 1/27/2023(n)(p)	6 Month LIBOR	Media: Diversified & Production	58,900	57,853	58,900

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
CF Entertainment Inc., L+850, 1.00% LIBOR Floor, 1/27/2023	6 Month LIBOR	Media: Diversified & Production	$3,037	$2,982	$3,030
CF Entertainment Inc., L+850, 1.00% LIBOR Floor, 1/27/2023	6 Month LIBOR	Media: Diversified & Production	17,500	17,302	17,456
Charming Charlie, LLC, L+450, 1.00% LIBOR Floor, 6/8/2018(e)	1 Month LIBOR	Retail	1,048	1,048	1,048
Charming Charlie, LLC, 0.38% Unfunded, 6/8/2018(e)	None	Retail	1,048	—	—
Charming Charlie, LLC, L+800, 1.00% LIBOR Floor, 12/24/2019(e)(i)(r)	3 Month LIBOR	Retail	12,125	4,783	3,880
Command Alkon Inc., L+500, 1.00% LIBOR Floor, 9/1/2023	3 Month LIBOR	High Tech Industries	7,541	7,504	7,390
Confie Seguros Holding II Co., L+525, 1.00% LIBOR Floor, 4/16/2022(o)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	15,902	15,786	15,897
Covenant Surgical Partners, Inc., L+475, 0.00% LIBOR Floor, 10/4/2024(e)(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	1,874	1,869	1,888
Covenant Surgical Partners, Inc., L+475, 0.00% LIBOR Floor, 10/4/2024(e)(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	104	102	104
Covenant Surgical Partners, Inc., 4.75% Unfunded, 10/4/2018(e)(o)	None	Healthcare & Pharmaceuticals	458	—	3
CSP Technologies North America, LLC, L+525, 1.00% LIBOR Floor, 1/29/2022(p)	3 Month LIBOR	Chemicals, Plastics & Rubber	13,518	13,283	13,552
David's Bridal, Inc., L+400, 1.25% LIBOR Floor, 10/11/2019(o)	3 Month LIBOR	Retail	3,477	3,044	3,060
DBRS, Inc., L+525, 1.00% LIBOR Floor, 3/4/2022(h)(o)	3 Month LIBOR	Services: Business	5,907	5,719	5,922
Deluxe Entertainment Services Group Inc., L+550, 1.00% LIBOR Floor, 2/28/2020(o)	3 Month LIBOR	Media: Diversified & Production	9,797	9,763	9,620
DFC Global Facility Borrower II LLC, L+1075, 1.00% LIBOR Floor, 9/27/2022(e)	1 Month LIBOR	Services: Consumer	19,575	19,433	19,575
DFC Global Facility Borrower II LLC, 0.50% Unfunded, 9/27/2019(e)	None	Services: Consumer	10,425	—	—
Discovery DJ Services LLC, L+725, 1.00% LIBOR Floor, 10/25/2022(e)	3 Month LIBOR	Energy: Oil & Gas	5,294	5,099	5,188
Discovery DJ Services LLC, 0.50% Unfunded, 4/25/2019(e)	None	Energy: Oil & Gas	4,314	—	(86)
Discovery DJ Services LLC, 0.50% Unfunded, 10/25/2022(e)	None	Energy: Oil & Gas	392	—	(8)
Dodge Data & Analytics, LLC/Skyline Data News and Analytics, LLC, L+875, 1.00% LIBOR Floor, 10/31/2019(n)	3 Month LIBOR	Construction & Building	9,862	9,770	9,702
DXP Enterprises, Inc., L+550, 1.00% LIBOR Floor, 8/29/2023(h)(o)	1 Month LIBOR	Energy: Oil & Gas	9,975	9,879	9,975
EagleTree-Carbide Acquisition Corp., L+475, 1.00% LIBOR Floor, 8/28/2024(o)	3 Month LIBOR	Consumer Goods: Durable	9,975	9,875	10,050
Eastman Kodak Company, L+625, 1.00% LIBOR Floor, 9/3/2019(h)(o)	1 Month LIBOR	Consumer Goods: Durable	1,965	1,961	1,695
Elemica, Inc., L+800, 1.00% LIBOR Floor, 7/7/2021(e)(n)(p)	1 Month LIBOR	High Tech Industries	17,238	16,906	17,065
Elemica, Inc., 0.50% Unfunded, 7/7/2021(e)	None	High Tech Industries	2,500	(44)	(25)
Emmis Operating Company, L+700, 1.00% LIBOR Floor, 4/18/2019(o)	1 Month LIBOR	Media: Broadcasting & Subscription	3,384	3,220	3,300
Entertainment Studios P&A LLC, 15.00%, 5/18/2037(w)	None	Media: Diversified & Production	17,500	17,353	16,887

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Entertainment Studios P&A LLC, 5.00%, 5/18/2037(w)	None	Media: Diversified & Production	$3,707	$3,634	$9,336
EnTrans International, LLC, L+750, 1.00% LIBOR Floor, 6/4/2020	2 Month LIBOR	Capital Equipment	13,031	10,265	13,031
Evergreen Skills Lux S.À:.R.L., L+475, 1.00% LIBOR Floor, 4/28/2021(h)(o)	1 Month LIBOR	High Tech Industries	10,236	9,607	9,887
F+W Media, Inc., L+1000, 1.50% LIBOR Floor, 5/24/2022(n)(r)(t)(u)	1 Month LIBOR	Media: Diversified & Production	2,736	2,743	1,498
F+W Media, Inc., L+650, 1.50% LIBOR Floor, 5/24/2022(t)	1 Month LIBOR	Media: Diversified & Production	1,114	1,114	1,169
Forbes Media LLC, L+675, 1.00% LIBOR Floor, 9/12/2019(j)(p)	2 Month LIBOR	Media: Advertising, Printing & Publishing	15,000	14,751	15,000
Foundation Consumer Healthcare, LLC, 0.50% Unfunded, 11/2/2023(e)	None	Healthcare & Pharmaceuticals	4,211	(32)	(21)
Foundation Consumer Healthcare, LLC, L+650, 1.00% LIBOR Floor, 11/2/2023(e)(n)(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	45,789	45,451	45,561
Frontline Technologies Group Holding LLC, 1.00% Unfunded, 9/18/2019(e)	None	High Tech Industries	540	—	(6)
Frontline Technologies Group Holding LLC, L+650, 1.00% LIBOR Floor, 9/18/2023(e)	3 Month LIBOR	High Tech Industries	2,748	2,717	2,715
Global Franchise Group, LLC, L+575, 1.00% LIBOR Floor, 12/18/2019	3 Month LIBOR	Beverage, Food & Tobacco	2,161	2,142	2,139
Harland Clarke Holdings Corp., L+475, 1.00% LIBOR Floor, 11/3/2023(o)	3 Month LIBOR	Services: Business	14,865	14,792	14,945
Healogics, Inc., L+425, 1.00% LIBOR Floor, 7/1/2021(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	4,850	4,588	4,243
Heartland Dental, LLC, L+475, 1.00% LIBOR Floor, 7/31/2023(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	4,000	3,981	4,060
Help/Systems Holdings, Inc., L+450, 1.00% LIBOR Floor, 10/8/2021(o)	3 Month LIBOR	Services: Business	11,909	11,897	11,987
Infinity Sales Group, LLC, L+1050, 1.00% LIBOR Floor, 11/21/2018(n)	1 Month LIBOR	Services: Business	7,540	7,230	7,031
InfoGroup Inc., L+500, 1.00% LIBOR Floor, 4/3/2023(o)(p)	3 Month LIBOR	Media: Advertising, Printing & Publishing	14,080	14,069	13,799
International Seaways, Inc., L+550, 1.00% LIBOR Floor, 6/22/2022(h)(o)	1 Month LIBOR	Transportation: Cargo	9,938	9,753	10,012
Ipsen International GmbH, L+800, 1.00% LIBOR Floor, 9/30/2019(h)(j)	1 Month LIBOR	Capital Equipment	1,253	1,256	1,253
Ipsen, Inc., L+700, 1.00% LIBOR Floor, 9/30/2019(j)(p)	1 Month LIBOR	Capital Equipment	8,019	7,955	7,999
Island Medical Management Holdings, LLC, L+550, 1.00% LIBOR Floor, 9/1/2022(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	13,709	13,543	13,411
ITC Service Group Acquisition LLC, L+950, 0.50% LIBOR Floor, 5/26/2021(j)(n)	1 Month LIBOR	High Tech Industries	11,250	11,075	11,053
KLO Intermediate Holdings, LLC, L+775, 1.25% LIBOR Floor, 4/7/2022(p)	1 Month LIBOR	Chemicals, Plastics & Rubber	7,573	7,490	7,479
KLO Intermediate Holdings, LLC, L+775, 1.25% LIBOR Floor, 4/7/2022(p)	1 Month LIBOR	Chemicals, Plastics & Rubber	4,384	4,336	4,330
KNB Holdings Corp., L+550, 1.00% LIBOR Floor, 4/26/2024(o)	3 Month LIBOR	Consumer Goods: Durable	15,900	15,603	16,079
Labvantage Solutions Inc., L+800, 1.00% LIBOR Floor, 12/29/2020(p)	1 Month LIBOR	High Tech Industries	4,625	4,590	4,671
Labvantage Solutions Ltd., E+800, 1.00% EURIBOR Floor, 12/29/2020(h)	1 Month EURIBOR	High Tech Industries	€4,237	4,729	5,137

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Lift Brands, Inc., L+800, 1.00% LIBOR Floor, 12/23/2019(n)	3 Month LIBOR	Services: Consumer	$9,161	$9,088	$9,161
Logix Holding Company, LLC, L+575, 1.00% LIBOR Floor, 12/22/2024(i)(o)	1 Month LIBOR	Telecommunications	5,040	4,990	4,990
Lonestar Prospects, Ltd, L+950, 1.00% LIBOR Floor, 8/1/2021	3 Month LIBOR	Energy: Oil & Gas	7,718	7,582	7,564
LTCG Holdings Corp., L+500, 1.00% LIBOR Floor, 6/6/2020(o)	1 Month LIBOR	Services: Business	5,911	5,610	5,897
MB2 Dental Solutions, LLC, L+475, 1.00% LIBOR Floor, 9/29/2023	3 Month LIBOR	Healthcare & Pharmaceuticals	2,185	2,159	2,158
Ministry Brands, LLC, L+500, 1.00% LIBOR Floor, 12/2/2022(n)	1 Month LIBOR	Services: Business	4,947	4,773	4,947
Ministry Brands, LLC, L+500, 1.00% LIBOR Floor, 12/2/2022(p)	1 Month LIBOR	Services: Business	2,413	2,413	2,413
Ministry Brands, LLC, L+100, 1.00% LIBOR Floor, Unfunded, 2/22/2019	1 Month LIBOR	Services: Business	1,477	—	—
Moss Holding Company, L+675, 1.00% LIBOR Floor, 4/17/2023(e)(n)(p)	3 Month LIBOR	Services: Business	18,877	18,570	18,641
Moss Holding Company, 0.50% Unfunded, 4/17/2023(e)	None	Services: Business	2,232	—	(28)
Moss Holding Company, 0.75% Unfunded, 5/7/2018(e)	None	Services: Business	1,046	—	(13)
MRO Holdings, Inc., L+525, 1.00% LIBOR Floor, 10/25/2023(o)	3 Month LIBOR	Aerospace & Defense	4,490	4,446	4,529
MSHC, Inc., L+425, 1.00% LIBOR Floor, 7/31/2023	3 Month LIBOR	Services: Business	2,853	2,839	2,838
Murray Energy Corp., L+725, 1.00% LIBOR Floor, 4/16/2020(o)	3 Month LIBOR	Metals & Mining	3,629	3,546	3,185
National Intergovernmental Purchasing Alliance Company, L+500, 1.00% LIBOR Floor, 9/19/2022	3 Month LIBOR	Services: Business	1,826	1,791	1,790
Navex Global, Inc, L+425, 1.00% LIBOR Floor, 11/19/2021(o)	1 Month LIBOR	High Tech Industries	17,910	17,960	17,978
Nextech Systems, LLC, L+725, 1.00% LIBOR Floor, 6/22/2021(j)(n)	1 Month LIBOR	High Tech Industries	15,142	14,673	14,991
Opal Acquisition, Inc., L+400, 1.00% LIBOR Floor, 11/27/2020(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,209	9,695	9,558
Orbcomm Inc., 8.00%, 4/1/2024(n)	None	Telecommunications	9,237	9,237	9,843
P.F. Chang's China Bistro, Inc., L+500, 1.00% LIBOR Floor, 9/1/2022(o)	3 Month LIBOR	Beverage, Food & Tobacco	9,975	9,688	9,489
Paris Presents Inc., L+500, 1.00% LIBOR Floor, 12/31/2020(p)	1 Month LIBOR	Consumer Goods: Durable	8,931	8,857	8,931
Pathway Partners Vet Management Company LLC, 1.00% Unfunded, 10/10/2019(e)	None	Healthcare & Pharmaceuticals	818	—	2
Pathway Partners Vet Management Company LLC, L+425, 0.00% LIBOR Floor,10/10/2024(e)	1 Month LIBOR	Healthcare & Pharmaceuticals	2,176	2,156	2,182
PDI TA Holdings, Inc., L+475, 1.00% LIBOR Floor, 8/25/2023	6 Month LIBOR	High Tech Industries	713	713	706
PDI TA Holdings, Inc., 0.50% Unfunded, 8/24/2018	None	High Tech Industries	570	—	(6)
Petroflow Energy Corp., L+800, 1.00% LIBOR Floor, 6/29/2019(n)(r)(t)(u)	1 Month LIBOR	Energy: Oil & Gas	3,789	3,573	3,391
Photonis Technologies SAS, L+750, 1.00% LIBOR Floor, 9/18/2019(h)(o)	3 Month LIBOR	Aerospace & Defense	6,397	5,646	5,606

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Plano Molding Company, LLC, L+750, 1.00% LIBOR Floor, 5/12/2021(n)	1 Month LIBOR	Consumer Goods: Non-Durable	$7,954	$7,880	$7,055
Project Leopard Holdings, Inc., L+550, 1.00% LIBOR Floor, 7/7/2023(o)	3 Month LIBOR	High Tech Industries	3,990	3,981	4,020
Radio One, Inc., L+400, 1.00% LIBOR Floor, 4/18/2023(o)	3 Month LIBOR	Media: Broadcasting & Subscription	2,965	2,938	2,924
Reddy Ice Corp., L+550, 1.25% LIBOR Floor, 5/1/2019(o)	3 Month LIBOR	Beverage, Food & Tobacco	1,905	1,889	1,885
Rhino Energy LLC, L+1000, 1.00% LIBOR Floor, 12/27/2020	3 Month LIBOR	Metals & Mining	10,000	9,601	9,600
Rimini Street, Inc., 15.00%, 6/24/2020(n)(u)	None	High Tech Industries	20,087	19,866	20,589
Robertshaw US Holding Corp., L+450, 0.00% LIBOR Floor, 8/10/2024(o)	1 Month LIBOR	Chemicals, Plastics & Rubber	3,147	3,124	3,178
Sequoia Healthcare Management, LLC, 16.00%, 7/17/2019(n)(t)	None	Healthcare & Pharmaceuticals	5,407	5,351	5,407
SG Acquisition, Inc., L+500, 1.00% LIBOR Floor, 3/29/2024(o)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,985	3,950	3,960
Shift PPC LLC, L+600, 1.00% LIBOR Floor, 12/22/2021(p)	3 Month LIBOR	High Tech Industries	4,847	4,739	4,847
SI Organization, Inc., L+475, 1.00% LIBOR Floor, 11/23/2019(o)	3 Month LIBOR	Services: Business	7,672	7,754	7,782
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 1/21/2020(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,728	12,668	12,632
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 7/21/2020(n)(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	428	426	425
Sprint Industrial Holdings, LLC, L+575, 1.25% LIBOR Floor, 5/14/2019(n)	3 Month LIBOR	Energy: Oil & Gas	8,024	7,695	7,512
STG-Fairway Acquisitions, Inc., L+525, 1.00% LIBOR Floor, 6/30/2022(o)	3 Month LIBOR	Services: Business	3,929	3,825	3,889
Studio Movie Grill Holdings, LLC, L+725, 1.00% LIBOR Floor, 9/30/2020(e)(n)	3 Month LIBOR	Hotel, Gaming & Leisure	17,378	17,273	17,378
Teladoc, Inc., 0.50% Unfunded, 7/14/2020(e)(h)	None	High Tech Industries	1,250	(43)	—
Telestream Holdings Corp., L+643, 1.00% LIBOR Floor, 3/24/2022(j)(n)	3 Month LIBOR	High Tech Industries	8,640	8,460	8,381
Tenere Inc., L+1000, 1.00% LIBOR Floor, 12/23/2021(n)(p)	3 Month LIBOR	Capital Equipment	31,760	31,288	30,966
Tensar Corp., L+475, 1.00% LIBOR Floor, 7/9/2021(o)	3 Month LIBOR	Chemicals, Plastics & Rubber	13,236	12,476	12,938
The Pasha Group, L+750, 1.00% LIBOR Floor, 1/26/2023(i)(p)	1 Month LIBOR	Transportation: Cargo	8,020	7,779	7,819
Therapure Biopharma Inc., L+875, 0.50% LIBOR Floor, 12/1/2021(h)	1 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,938	15,713
U.S. Renal Care, Inc., L+425, 1.00% LIBOR Floor, 12/30/2022(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	7,947	7,768	7,844
Vero Parent, Inc., L+500, 1.00% LIBOR Floor, 8/16/2024(o)	3 Month LIBOR	High Tech Industries	14,963	14,819	14,645
Vince, LLC, L+700, 1.00% LIBOR Floor, 11/27/2019(h)(o)	3 Month LIBOR	Retail	901	868	789
Visual Edge Technology, Inc., L+575, 1.00% LIBOR Floor, 8/31/2022(e)	1 Month LIBOR	Services: Business	9,446	9,267	9,304
Visual Edge Technology, Inc., L+575, 1.00% LIBOR Floor, 8/31/2022(e)	1 Month LIBOR	Services: Business	4,796	4,751	4,724

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
VLS Recovery Services, LLC, L+600, 1.00% LIBOR Floor, 10/17/2023(e)	2 Month LIBOR	Services: Business	$3,900	$3,853	$3,801
VLS Recovery Services, LLC, 1.00% Unfunded, 10/17/2019(e)	None	Services: Business	1,108	(62)	(28)
WD Wolverine Holdings, LLC, L+550, 1.00% LIBOR Floor, 8/16/2022(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	14,228	13,941	13,801
Western Dental Services, Inc., L+525, 1.00% LIBOR Floor, 6/30/2023(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	2,186	2,165	2,197
Total Senior Secured First Lien Debt				1,088,512	1,100,336
Senior Secured Second Lien Debt – 31.5%
1A Smart Start LLC, L+850, 1.00% LIBOR Floor, 8/21/2022(n)	3 Month LIBOR	High Tech Industries	17,800	17,455	17,444
ABG Intermediate Holdings 2 LLC, L+775, 1.00% LIBOR Floor, 9/29/2025(n)	3 Month LIBOR	Retail	6,475	6,428	6,572
Access CIG, LLC, L+875, 1.00% LIBOR Floor, 10/17/2022(e)(p)	1 Month LIBOR	Services: Business	16,030	15,533	15,709
Accruent, LLC, L+875, 1.00% LIBOR Floor, 7/28/2024	3 Month LIBOR	High Tech Industries	1,554	1,529	1,530
Accruent, LLC, 0.75% Unfunded, 7/28/2018(e)	None	High Tech Industries	111	—	(2)
ALM Media, LLC, L+800, 1.00% LIBOR Floor, 7/30/2021(n)(p)	3 Month LIBOR	Media: Advertising, Printing & Publishing	10,344	10,241	8,896
American Residential Services LLC, L+800, 1.00% LIBOR Floor, 12/31/2021(n)	1 Month LIBOR	Construction & Building	4,933	4,898	4,933
Argon Medical Devices Holdings, Inc., L+800, 0.00% LIBOR Floor, 10/27/2025(i)(n)	1 Month LIBOR	Healthcare & Pharmaceuticals	14,400	14,328	14,472
Avalign Technologies, Inc., L+825, 1.00% LIBOR Floor, 7/15/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	5,500	5,449	5,514
Command Alkon Inc., L+900, 1.00% LIBOR Floor, 3/1/2024	3 Month LIBOR	High Tech Industries	2,440	2,405	2,404
Drew Marine Group, Inc., L+700, 1.00% LIBOR Floor, 5/19/2021(h)(n)	1 Month LIBOR	Chemicals, Plastics & Rubber	9,500	9,467	9,506
EagleTree-Carbide Acquisition Corp., L+850, 1.00% LIBOR Floor, 8/28/2025(p)	3 Month LIBOR	Consumer Goods: Durable	20,000	19,707	19,800
Elements Behavioral Health, Inc., L+1200, 1.00% LIBOR Floor, 2/11/2020(r)(u)	3 Month LIBOR	Healthcare & Pharmaceuticals	6,501	6,056	455
Emerald 3 Ltd., L+700, 1.00% LIBOR Floor, 5/16/2022(h)(n)	3 Month LIBOR	Environmental Industries	3,000	2,981	2,865
Evergreen Skills Lux S.À:.R.L., L+825, 1.00% LIBOR Floor, 4/28/2022(h)(n)	1 Month LIBOR	High Tech Industries	9,999	7,260	8,949
Flexera Software LLC, L+700, 1.00% LIBOR Floor, 4/2/2021(p)	2 Month LIBOR	High Tech Industries	9,385	9,180	9,385
Genex Holdings, Inc., L+775, 1.00% LIBOR Floor, 5/30/2022(n)(p)	1 Month LIBOR	Services: Business	11,410	11,331	11,282
Global Tel*Link Corp., L+825, 1.25% LIBOR Floor, 11/23/2020(p)	3 Month LIBOR	Telecommunications	11,500	11,481	11,507
GOBP Holdings, Inc., L+825, 1.00% LIBOR Floor, 10/21/2022(p)	3 Month LIBOR	Retail	4,000	4,019	4,020
Medical Solutions Holdings, Inc., L+825, 1.00% LIBOR Floor, 6/16/2025(n)	1 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,859	9,950
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023(n)	1 Month LIBOR	Services: Business	5,488	5,393	5,488
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023	1 Month LIBOR	Services: Business	2,158	2,158	2,158

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Ministry Brands, LLC, L+100, 1.00% LIBOR Floor, Unfunded, 2/22/2019	1 Month LIBOR	Services: Business	$388	$—	$—
Niacet Corp., E+875, 1.00% EURIBOR Floor, 8/1/2024(h)	3 Month EURIBOR	Chemicals, Plastics & Rubber	€7,489	7,944	8,811
Onex Carestream Finance LP, L+850, 1.00% LIBOR Floor, 12/7/2019(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,557	9,755	10,398
Onex TSG Holdings II Corp., L+850, 1.00% LIBOR Floor, 7/31/2023(n)(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	12,249	12,146	11,759
Paris Presents Inc., L+875, 1.00% LIBOR Floor, 12/31/2021(n)	1 Month LIBOR	Consumer Goods: Durable	3,500	3,438	3,483
Patterson Medical Supply, Inc., L+850, 1.00% LIBOR Floor, 8/28/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	13,500	13,386	12,488
PDI TA Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/25/2024	3 Month LIBOR	High Tech Industries	306	306	303
PDI TA Holdings, Inc., 0.50% Unfunded, 8/24/2018	None	High Tech Industries	244	—	(2)
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021(p)	3 Month LIBOR	Chemicals, Plastics & Rubber	3,469	3,458	3,469
PetroChoice Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/21/2023(n)	1 Month LIBOR	Chemicals, Plastics & Rubber	15,000	14,707	14,737
PFS Holding Corp., L+725, 1.00% LIBOR Floor, 1/31/2022(o)	1 Month LIBOR	Retail	4,998	4,694	2,393
Premiere Global Services, Inc., L+950, 1.00% LIBOR Floor, 6/6/2022(n)	1 Month LIBOR	Telecommunications	3,000	2,897	2,839
PT Intermediate Holdings III, LLC, L+800, 1.00% LIBOR Floor, 12/8/2025(i)(p)	3 Month LIBOR	Services: Business	9,375	9,281	9,422
Robertshaw US Holding Corp., L+900, 0.00% LIBOR Floor, 2/10/2025	1 Month LIBOR	Chemicals, Plastics & Rubber	5,000	4,863	4,981
Securus Technologies Holdings, Inc., L+825, 1.00% LIBOR Floor, 11/1/2025(p)	2 Month LIBOR	Telecommunications	2,942	2,913	2,981
SMG, L+825, 1.00% LIBOR Floor, 2/27/2021(n)	1 Month LIBOR	Hotel, Gaming & Leisure	6,142	6,142	6,165
STG-Fairway Acquisitions, Inc., L+925, 1.00% LIBOR Floor, 6/30/2023(n)(p)	3 Month LIBOR	Services: Business	10,000	9,883	9,600
TexOak Petro Holdings LLC, 8.00%, 12/29/2019(r)(t)(u)	None	Energy: Oil & Gas	7,343	2,592	—
TMK Hawk Parent, Corp., L+800, 1.00% LIBOR Floor, 8/28/2025(n)	3 Month LIBOR	Services: Business	13,393	13,069	13,175
TouchTunes Interactive Networks, Inc, L+825, 1.00% LIBOR Floor, 5/29/2022(p)	3 Month LIBOR	Hotel, Gaming & Leisure	6,000	5,951	6,007
U.S. Renal Care, Inc., L+800, 1.00% LIBOR Floor, 12/29/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,000	4,920	4,912
Wand Intermediate I LP, L+725, 1.00% LIBOR Floor, 9/19/2022(n)	3 Month LIBOR	Automotive	16,000	15,881	16,080
Winebow Holdings, Inc., L+750, 1.00% LIBOR Floor, 1/2/2022(n)	1 Month LIBOR	Beverage, Food & Tobacco	12,823	12,588	12,118
Zywave Inc., L+900, 1.00% LIBOR Floor, 11/17/2023(n)	3 Month LIBOR	High Tech Industries	5,000	4,934	4,988
Total Senior Secured Second Lien Debt				342,906	333,944

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Collateralized Securities and Structured Products – Debt – 2.4%
Deutsche Bank AG Frankfurt CRAFT 2014-1 Class Credit Linked Note, L+965, 5/15/2019(h)	3 Month LIBOR	Diversified Financials	$3,447	$3,447	$3,447
Deutsche Bank AG Frankfurt CRAFT 2015-2 Class Credit Linked Note, L+925, 1/16/2022(h)	3 Month LIBOR	Diversified Financials	14,826	14,826	14,531
NXT Capital CLO 2014-1, LLC Class E Notes, L+550, 4/23/2026(g)(h)	3 Month LIBOR	Diversified Financials	7,500	7,138	7,311
Total Collateralized Securities and Structured Products – Debt				25,411	25,289
Collateralized Securities and Structured Products – Equity – 1.8%
Anchorage Capital CLO 2012-1, Ltd. Subordinated Notes, 2.82% Estimated Yield, 1/13/2025(h)	(f)	Diversified Financials	4,000	2,530	2,102
APIDOS CLO XVI Subordinated Notes, 11.84% Estimated Yield, 1/19/2025(h)	(f)	Diversified Financials	9,000	4,035	3,387
CENT CLO 19 Ltd. Subordinated Notes, 6.47% Estimated Yield, 10/29/2025(h)	(f)	Diversified Financials	2,000	1,305	1,060
Galaxy XV CLO Ltd. Class A Subordinated Notes, 4.60% Estimated Yield, 4/15/2025(h)	(f)	Diversified Financials	4,000	2,282	2,362
Ivy Hill Middle Market Credit Fund VIII, Ltd. Subordinated Loan, 10.35% Estimated Yield, 2/2/2026(e)(h)	(f)	Diversified Financials	10,000	9,681	9,614
Total Collateralized Securities and Structured Products – Equity				19,833	18,525
Unsecured Debt – 0.7%
Visual Edge Technology, Inc., 12.50%,8/31/2024(t)(u)	None	Services: Business	7,835	7,653	7,639
Total Unsecured Debt				7,653	7,639
Equity – 2.1%
Avaya Holdings Corp., Common Stock(o)(q)(s)		Telecommunications	321,260 Units	5,285	5,638
Conisus Holdings, Inc, Series B Preferred Stock, 12.00% Dividend(r)(t)(u)		Healthcare & Pharmaceuticals	12,677,833 Units	9,200	9,300
Conisus Holdings, Inc, Common Stock(q)(t)		Healthcare & Pharmaceuticals	4,914,556 Units	200	175
F+W Media, Inc., Common Stock(q)		Media: Diversified & Production	31,211 Units	—	—
Mooregate ITC Acquisition, LLC, Class A Units(q)		High Tech Industries	500 Units	563	375
NS NWN Acquisition, LLC, Voting Units(q)		High Tech Industries	404 Units	393	450
NSG Co-Invest (Bermuda) LP, Partnership Interests(h)(q)		Consumer Goods: Durable	1,575 Units	1,000	825
Spinal USA, Inc./Precision Medical Inc., Warrants(n)(q)		Healthcare & Pharmaceuticals	9,317,237 Units	4,736	5,125
Tenere Inc., Warrant(q)		Capital Equipment	N/A	161	27
Texoak Petro Holdings LLC, Membership Interests(q)(t)		Energy: Oil & Gas	60,000 Units	—	—
Total Equity				21,538	21,915

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Short Term Investments – 19.5%(k)
First American Treasury Obligations Fund, Class Z Shares, 1.18%(l)(s)				$206,547	$206,547
Total Short Term Investments				206,547	206,547
TOTAL INVESTMENTS – 161.9%				$1,712,400	1,714,195
LIABILITIES IN EXCESS OF OTHER ASSETS – (61.9%)					(655,504)
NET ASSETS – 100%					$1,058,691

(a)	All of the Company’s investments are issued by eligible U.S. portfolio companies, as defined in the 1940 Act, except for investments specifically identified as non-qualifying per note h. below. Unless specifically identified in note u. below, investments do not contain a PIK interest provision.
(b)	The 1, 2, 3 and 6 month LIBOR rates were 1.57%, 1.62%, 1.69% and 1.84%, respectively, as of December 31, 2017. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2017, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2017. The 1 and 3 month EURIBOR rates were (0.41%) and (0.38%), respectively, as of December 31, 2017.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9) using significant unobservable inputs unless otherwise noted.
(d)	Denominated in U.S. dollars unless otherwise noted.
(e)	As discussed in Note 11, on December 31, 2017, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $1,608 and $1,111 to Studio Movie Grill Holdings, LLC and Ivy Hill Middle Market Credit Fund VIII, Ltd., respectively. As of March 8, 2018, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $2,701, $111, $830, $210, $271, $9,765, $4,510, $2,500, $4,211, $540, $1,111, $3,278, $433, $1,608, $1,250, $64 and $949 to Access CIG, LLC, Accruent, LLC, American Media, Inc., Charming Charlie, LLC, Covenant Surgical Partners, Inc., DFC Global Facility Borrower II LLC, Discovery DJ Services LLC, Elemica Holdings, Inc., Foundation Consumer Healthcare, LLC, Frontline Technologies Group Holding LLC, Ivy Hill Middle Market Credit Fund VIII, Ltd., Moss Holding Company, Pathway Partners Vet Management Company LLC, Studio Movie Grill Holdings, LLC, Teladoc, Inc., Visual Edge Technology Inc. and VLS Recovery Services, LLC, respectively.
(f)	The CLO subordinated notes are considered equity positions in the CLO vehicles and are not rated. Equity investments are entitled to recurring distributions, which are generally equal to the remaining cash flow of the payments made by the underlying vehicle's securities less contractual payments to debt holders and expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(g)	NXT Capital CLO 2014-1 Class E Notes were rated Ba2 on Moody's credit scale as of December 31, 2017.
(h)	The investment or a portion thereof is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2017, 92.0% of the Company’s total assets represented qualifying assets.
(i)	Position or a portion thereof unsettled as of December 31, 2017.

See accompanying notes to consolidated financial statements.

(j)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional amounts as a result of an arrangement between the Company and other lenders in the syndication in exchange for lower payment priority.
(k)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(l)	7-day effective yield as of December 31, 2017.
(m)	Represents amortized cost for debt securities and cost for equity investments.
(n)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, 34th Street, and was pledged as collateral supporting the amounts outstanding under the credit facility with JPM as of December 31, 2017 (see Note 8).
(o)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, Flatiron Funding II, and was pledged as collateral supporting the amounts outstanding under the credit facility with Citibank as of December 31, 2017 (see Note 8).
(p)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, Murray Hill Funding II, and was pledged as collateral supporting the amounts outstanding under the repurchase agreement with UBS as of December 31, 2017 (see Note 8).
(q)	Non-income producing security.
(r)	Investment or a portion thereof was on non-accrual status as of December 31, 2017.
(s)	Value determined using level 1 inputs.
(t)	Investment determined to be an affiliated investment as defined in the 1940 Act as the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities but does not control the company. Fair value as of December 31, 2016 and 2017, along with transactions during the year ended December 31, 2017 in these affiliated investments are as follows:

Non-Controlled, Affiliated Investments	Fair Value at December 31, 2016	Year Ended December 31, 2017			Fair Value at December 31, 2017	Year Ended December 31, 2017
		Gross Additions (Cost)(1)	Gross Reductions (Cost)(2)	Net Unrealized Gain (Loss)		Net Realized Gain (Loss)	Interest Income(3)
Conisus Holdings, Inc.
Series B Preferred Stock	$—	$9,200	$—	$100	$9,300	$—	$—
Common Stock	—	200	—	(25)	175	—	—
F+W Media, Inc.
First Lien Term Loan B-1	—	1,114	—	55	1,169	—	69
First Lien Term Loan B-2	—	2,743	—	(1,245)	1,498	—	226
Common Stock	—	—	—	—	—	—	—
Petroflow Energy Corp.
First Lien Term Loan	4,601	395	(1,440)	(165)	3,391	65	283
TexOak Petro Holdings LLC
Second Lien Term Loan	2,590	1,042	—	(3,632)	—	—	1,035
Membership Interests	—	—	—	—	—	—	—
Totals	$7,191	$14,694	$(1,440)	$(4,912)	$15,533	$65	$1,613

(1)	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(2)	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
(3)	Includes PIK interest income.

See accompanying notes to consolidated financial statements.

(u)	For the year ended December 31, 2017, the following investments contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Portfolio Company	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	Total
American Clinical Solutions LLC	Senior Secured First Lien Debt	10.50%	2.00%	12.50%	$962	$—	$962
Conisus Holdings, Inc.(v)	Preferred Stock	—	12.00%	12.00%	$—	$—	$—
Elements Behavioral Health, Inc.(v)	Senior Secured Second Lien Debt	—	13.00%	13.00%	$—	$370	$370
F+W Media, Inc.(v)	Senior Secured First Lien Debt	1.50%	10.00%	11.50%	$33	$176	$209
Petroflow Energy Corp.(v)	Senior Secured First Lien Debt	3.00%	6.00%	9.00%	$41	$242	$283
Rimini Street, Inc.	Senior Secured First Lien Debt	12.00%	3.00%	15.00%	$2,185	$552	$2,737
Sequoia Healthcare Management, LLC	Senior Secured First Lien Debt	12.00%	4.00%	16.00%	$765	$248	$1,013
Southcross Holdings Borrower LP	Senior Secured First Lien Debt	3.50%	5.50%	9.00%	$9	$7	$16
Spinal USA, Inc./Precision Medical Inc.	Senior Secured First Lien Debt	—	10.50%	10.50%	$—	$313	$313
TexOak Petro Holdings LLC(v)	Senior Secured Second Lien Debt	—	8.00%	8.00%	$—	$313	$313
Visual Edge Technology, Inc.	Subordinated Note	—	12.50%	12.50%	$—	$324	$324
(v)	The PIK interest portion of the investment was on non-accrual status as of December 31, 2017.
(w)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional residual amounts.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 1.  Organization and Principal Business

CĪON Investment Corporation, or the Company, was incorporated under the general corporation laws of the State of Maryland on August 9, 2011. On December 17, 2012, the Company successfully raised gross proceeds from unaffiliated outside investors of at least $2,500, or the minimum offering requirement, and commenced operations. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the 1940 Act. The Company elected to be treated for federal income tax purposes as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. The Company’s portfolio is comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies.

The Company is managed by CION Investment Management, LLC, or CIM, a registered investment adviser and an affiliate of the Company. Pursuant to an investment advisory agreement with the Company, CIM oversees the management of the Company’s activities and is responsible for making investment decisions for the Company’s investment portfolio. On November 1, 2017, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM for a period of twelve months commencing December 17, 2017. The Company and CIM previously engaged Apollo Investment Management, L.P., or AIM, a subsidiary of Apollo Global Management, LLC, or, together with its subsidiaries, Apollo, a leading global alternative investment manager, to act as the Company’s investment sub-adviser.

On July 11, 2017, the members of CIM entered into a third amended and restated limited liability company agreement of CIM, or the Third CIM LLC Agreement, for the purpose of creating a joint venture between AIM and CION Investment Group, LLC, or CIG. Under the Third CIM LLC Agreement, AIM became a member of CIM and was issued a newly-created class of membership interests in CIM pursuant to which AIM will, among other things, share in the profits, losses, distributions and expenses of CIM with the other members in accordance with the terms of the Third CIM LLC Agreement, which will ultimately result in CIG and AIM each owning a 50% economic interest in CIM.

On July 10, 2017, the Company’s independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective as of July 11, 2017. Although the investment sub-advisory agreement and AIM's engagement as the Company’s investment sub-adviser were terminated, AIM continues to perform certain non-advisory services for CIM and the Company, including, without limitation, identifying investment opportunities for approval by CIM's investment committee. AIM is not paid a separate fee in exchange for such services, but is entitled to receive distributions as a member of CIM as described above.

On December 4, 2017, the members of CIM entered into a fourth amended and restated limited liability company agreement of CIM, or the Fourth CIM LLC Agreement. Under the Fourth CIM LLC Agreement, AIM performs sourcing services for CIM, which include, among other services, (i) identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support; (b) portfolio and cash reconciliation; (c) market pipeline information regarding syndicated deals, in each case, as reasonably requested by CIM; and (d) monthly valuation reports and support for all broker-quoted investments. AIM has a limited role as a member of CIM and does not provide advice, evaluation, or recommendation with respect to the Company's investments. All of the Company's investment decisions are the sole responsibility of, and are made at the sole discretion of, CIM.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information and pursuant to the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. For a more complete discussion of significant accounting policies and certain other information, the Company’s interim unaudited consolidated financial statements should be read in conjunction with its audited consolidated financial statements as of December 31, 2017 and for the year then ended included in the Company’s Annual Report on Form 10-K. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year ending December 31, 2018. The consolidated balance sheet and the consolidated schedule of investments as of December 31, 2017 are derived from the 2017 audited consolidated financial statements and include the accounts of the Company’s wholly-owned subsidiaries.

The Company evaluates subsequent events through the date that the consolidated financial statements are issued.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which establishes a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions and geographies. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As such, ASU 2014-09 could impact the timing of revenue recognition. ASU 2014-09 also requires improved disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. ASU 2014-09 applies to all entities. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, or ASU 2015-14, which amended the effective date of ASU 2014-09. ASU 2015-14 deferred the effective date of ASU 2014-09 to interim reporting periods within annual reporting periods beginning after December 15, 2017. This guidance was adopted by the Company during the three months ended March 31, 2018 and did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), or ASU 2016-15, which intends to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements and distributions from certain equity method investments. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. This guidance was adopted by the Company during the three months ended March 31, 2018 and did not have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), or ASU 2016-18, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017. This guidance was adopted by the Company during the three months ended March 31, 2018 and did not have a material impact on the Company’s consolidated financial statements.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, or ASU 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist companies with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is expected to reduce the number of transactions that need to be further evaluated as businesses. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017. This guidance was adopted by the Company during the three months ended March 31, 2018 and did not have a material impact on the Company’s consolidated financial statements.

Recently Announced Accounting Standards

In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities, or ASU 2017-08, which shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. ASU 2017-08 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption during an interim period. If the Company early adopts the amendments during an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes such interim period. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. The Company’s cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Foreign Currency Translations

The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

Short Term Investments

Short term investments include an investment in a U.S. Treasury obligations fund, which seeks to provide current income and daily liquidity by purchasing U.S. Treasury securities and repurchase agreements that are collateralized by such securities. The Company had $182,768 and $206,547 of such investments at June 30, 2018 and December 31, 2017, respectively, which are included in investments, at fair value on the accompanying consolidated balance sheets and on the consolidated schedules of investments.

Offering and Organizational Costs

Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company’s registration statements in connection with the continuous public offerings of the Company’s shares. Certain initial offering costs that were funded by CIG on behalf of the Company were submitted by CIG for reimbursement upon meeting the minimum offering requirement on December 17, 2012. These costs were capitalized and amortized over a twelve month period as an adjustment to capital in excess of par value. All other offering costs are expensed as incurred by the Company.

Organizational costs include, among other things, the cost of organizing the Company as a Maryland corporation, including the cost of legal services and other fees pertaining to the organization of the Company.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

All organizational costs were funded by CIG and its affiliates and there was no liability for these organizational costs to the Company until CIG and its affiliates submitted such costs for reimbursement.

Income Taxes

The Company elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements and distribute to shareholders, for each taxable year, at least 90% of the Company’s “investment company taxable income”, which is generally equal to the sum of the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If the Company continues to qualify as a RIC and continues to satisfy the annual distribution requirement, the Company will not be subject to corporate level federal income taxes on any income that the Company distributes to its shareholders. The Company intends to make distributions in an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. The Company will also be subject to nondeductible federal excise taxes if the Company does not distribute at least 98.0% of net ordinary income, 98.2% of capital gains, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Two of the Company’s wholly-owned consolidated subsidiaries, View ITC, LLC and View Rise, LLC, or collectively the Taxable Subsidiaries, have elected to be treated as taxable entities for U.S. federal income tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense or benefit, and the related tax assets and liabilities, as a result of its ownership of certain portfolio investments. The income tax expense or benefit, if any, and related tax assets and liabilities, where material, are reflected in the Company’s consolidated financial statements. There were no deferred tax assets or liabilities as of June 30, 2018.

Book/tax differences relating to permanent differences are reclassified among the Company’s capital accounts, as appropriate. Additionally, the tax character of distributions is determined in accordance with income tax regulations that may differ from GAAP (see Note 5).

Uncertainty in Income Taxes

The Company evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold for the purposes of measuring and recognizing tax liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by the taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. The Company did not have any uncertain tax positions during the periods presented herein.

The Company is subject to examination by U.S. federal, New York State, New York City and Maryland income tax jurisdictions for 2014, 2015, and 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Valuation of Portfolio Investments

The fair value of the Company’s investments is determined quarterly in good faith by the Company’s board of directors pursuant to its consistently applied valuation procedures and valuation process in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that the Company ultimately realizes on these investments to materially differ from the valuations currently assigned.

The Company’s investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported) and the non-binding nature of consensus pricing and/or quotes, the Company believes that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by the Company and determined in the manner described above does not accurately reflect the fair value of such investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, if CIM is unable to obtain market quotations, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company’s consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Company’s consolidated financial statements. Below is a description of factors that the Company’s board of directors may consider when valuing the Company’s equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing the Company’s debt investments;
•	multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by designated members of CIM’s management team. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by the designated members of CIM’s management team with final approval from the board of directors.

Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

The Company periodically benchmarks the broker quotes from the brokers or dealers against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these quotes are reliable indicators of fair value. The Company may also use other methods to determine fair value for securities for which it cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. Designated members of CIM’s management team and the board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

The value of the total return swap, or TRS, was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by the Company. The loans underlying the TRS were valued in the same manner as loans owned by the Company. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. The Company classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs. For additional information on the TRS, see Note 7.

Revenue Recognition

Securities transactions are accounted for on the trade date. The Company records interest and dividend income on an accrual basis beginning on the trade settlement date or the ex-dividend date, respectively, to the extent that the Company expects to collect such amounts. For investments in equity tranches of collateralized loan obligations, the Company records income based on the effective interest rate determined using the amortized cost and estimated cash flows, which is updated periodically. Loan origination fees, original issue discounts, and market discounts/premiums are recorded and such amounts are amortized as adjustments to interest income over the respective term of the loan using the effective interest method. The Company records prepayments on loans and debt securities as interest income when it receives such amounts. In addition, the Company may generate revenue in the form of commitment, amendment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with investments are recognized when earned.

The Company may have investments in its investment portfolio that contain a PIK interest provision. PIK interest is accrued as interest income if the portfolio company valuation indicates that such PIK interest is collectible and recorded as interest receivable up to the interest payment date. On the interest payment dates, the Company will capitalize the accrued interest receivable attributable to PIK as additional principal due from the borrower. Additional PIK securities typically have the same terms, including maturity dates and interest rates, as the original securities. In order to maintain RIC status, substantially all of this income must be paid out to shareholders in the form of distributions, even if the Company has not collected any cash. For additional information on investments that contain a PIK interest provision, see the consolidated schedules of investments as of June 30, 2018 and December 31, 2017.

Loans and debt securities, including those that are individually identified as being impaired under Accounting Standards Codification 310, Receivables, or ASC 310, are generally placed on non-accrual status immediately if, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the debt agreement, or when principal or interest is past due 90 days or more. Interest accrued but not collected at the date a loan or security is placed on non-accrual status is reversed against interest income. Interest income is recognized on non-accrual loans or debt securities only to the extent received in cash. However, where there is doubt regarding the ultimate collectibility of principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the carrying value of the loan or debt security. Loans or securities are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale and repayment of investments are calculated by using the weighted-average method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the weighted-average amortized cost of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Derivative Instrument

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result, the Company presents changes in fair value through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity and operational risks. For additional information on the Company's derivative instruments, see Note 7.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory agreement the Company entered into with CIM, the incentive fee on capital gains earned on liquidated investments of the Company’s investment portfolio during operations is determined and payable in arrears as of the end of each calendar year. Such fee equals 20% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a cumulative basis and to the extent that all realized capital losses and unrealized capital depreciation exceed realized capital gains as well as the aggregate realized net capital gains for which a fee has previously been paid, the Company would not be required to pay CIM a capital gains incentive fee. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

CIM did not take any incentive fees with respect to the Company’s TRS. For purposes of computing the capital gains incentive fee, CIM became entitled to a capital gains incentive fee upon the termination of the TRS, at which point all gains and losses of the underlying loans constituting the reference assets of the TRS were realized. However, realized losses exceeded realized gains on the underlying loans, resulting in no capital gains incentive fees on the TRS. Any net unrealized gains on the TRS were reflected in total assets on the Company’s consolidated balance sheets and included in the computation of the base management fee. Any net unrealized losses on the TRS were reflected in total liabilities on the Company’s consolidated balance sheets and excluded in the computation of the base management fee.

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the American Institute for Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company accrues capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if the Company’s entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

Net (Decrease) Increase in Net Assets per Share

Net (decrease) increase in net assets per share is calculated based upon the daily weighted average number of shares of common stock outstanding during the reporting period.

Distributions

Distributions to shareholders are recorded as of the record date. The amount paid as a distribution is declared by the Company's co-chief executive officers and ratified by the board of directors on a quarterly basis. Net realized capital gains, if any, are distributed at least annually.

Note 3.  Share Transactions

The Company’s initial continuous public offering commenced on July 2, 2012 and ended on December 31, 2015. The Company’s follow-on continuous public offering commenced on January 25, 2016 and will continue until no later than January 25, 2019.

The following table summarizes transactions with respect to shares of the Company’s common stock during the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018		2017
	Shares	Amount	Shares	Amount
Gross shares/proceeds from the offering	2,003,534	$19,168	2,952,097	$28,045
Reinvestment of distributions	2,151,956	19,627	2,170,501	19,791
Total gross shares/proceeds	4,155,490	38,795	5,122,598	47,836
Sales commissions and dealer manager fees	—	(708)	—	(1,047)
Net shares/proceeds	4,155,490	38,087	5,122,598	46,789
Share repurchase program	(4,367,116)	(39,904)	(1,951,457)	(17,742)
Net shares/proceeds (for) from share transactions	(211,626)	$(1,817)	3,171,141	$29,047

During the six months ended June 30, 2018 and 2017, the Company sold 4,155,490 and 5,122,598 shares, respectively, at an average price per share of $9.34 and $9.34, respectively.

Since commencing its initial continuous public offering on July 2, 2012 and through June 30, 2018, the Company sold 115,570,125 shares of common stock for net proceeds of $1,173,741 at an average price per share of $10.16. The net proceeds include gross proceeds received from reinvested shareholder distributions of $143,759, for which the Company issued 15,775,733 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $105,725, for which the Company repurchased 11,628,963 shares of common stock.

Since May 1, 2018, the Company has temporarily suspended the sale of shares of its common stock while it engages with the SEC to have declared effective a post-effective amendment to the Company’s registration statement. The Company is currently working with the SEC to have its registration statement declared effective as promptly as practicable.

During the period from July 1, 2018 to August 2, 2018, the Company received gross proceeds of $3,724 from reinvested shareholder distributions, for which the Company issued 409,111 shares of common stock, and paid $22,724 for shares of common stock tendered for repurchase, for which the Company repurchased 2,507,596 shares of common stock.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 3.  Share Transactions  – (continued)

Since commencing its initial continuous public offering on July 2, 2012 and through August 2, 2018, the Company sold 113,471,640 shares of common stock for net proceeds of $1,154,741 at an average price per share of $10.18. The net proceeds include gross proceeds received from reinvested shareholder distributions of $147,483, for which the Company issued 16,184,844 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $128,449, for which the Company repurchased 14,136,559 shares of common stock.

To ensure that the offering price per share, net of sales commissions and dealer manager fees, equaled or exceeded the net asset value per share on each subscription closing date and distribution reinvestment date, certain of the Company’s directors increased the offering price per share of common stock on certain dates. Due to a decline in the Company’s net asset value per share to an amount more than 2.5% below the Company’s then-current net offering price, certain of the Company’s directors decreased the offering price per share of common stock on certain dates.

The changes to our offering price per share since the commencement of our initial continuous public offering and the associated approval and effective dates of such changes were as follows:

Approval Date	Effective Date	New Offering Price Per Share
December 28, 2012	January 2, 2013	$10.04
January 31, 2013	February 1, 2013	$10.13
March 14, 2013	March 18, 2013	$10.19
May 15, 2013	May 16, 2013	$10.24
August 15, 2013	August 16, 2013	$10.32
February 4, 2014	February 5, 2014	$10.45
October 6, 2015	October 7, 2015	$10.20
November 24, 2015	November 25, 2015	$10.05
December 22, 2015	December 23, 2015	$9.95
March 8, 2016	March 9, 2016	$9.40
March 15, 2016	March 16, 2016	$9.45
March 22, 2016	March 23, 2016	$9.50
March 29, 2016	March 30, 2016	$9.55
April 5, 2016	April 6, 2016	$9.60
April 26, 2016	April 27, 2016	$9.65
May 3, 2016	May 4, 2016	$9.70
May 10, 2016	May 11, 2016	$9.75
May 31, 2016	June 1, 2016	$9.80
July 19, 2016	July 20, 2016	$9.85
July 26, 2016	July 27, 2016	$9.90
August 9, 2016	August 10, 2016	$9.95
August 23, 2016	August 24, 2016	$10.00
October 4, 2016	October 5, 2016	$10.05
October 11, 2016	October 12, 2016	$10.10
January 3, 2017	January 4, 2017	$9.57	(1)
January 24, 2017	January 25, 2017	$9.60
March 7, 2017	March 8, 2017	$9.65
August 22, 2017	August 23, 2017	$9.70

(1)	On December 28, 2016, the Company entered into an amended and restated follow-on dealer manager agreement pursuant to which, among other things, the dealer manager fee was reduced to up to 2% and selling commissions were reduced to up to 3%. As a result, the Company adjusted its public offering price from $10.10 per share to $9.57 per share in order to maintain its net offering price of $9.09 per share (net of selling commissions and dealer manager fees).

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 3.  Share Transactions  – (continued)

Share Repurchase Program

On a quarterly basis, the Company offers, and intends to continue offering, to repurchase shares on such terms as may be determined by the Company’s board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of the Company’s board of directors, such repurchases would not be in the best interests of the Company’s shareholders or would violate applicable law.

The Company limits the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares pursuant to its fifth amended and restated distribution reinvestment plan. At the discretion of the Company’s board of directors, it may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, the Company limits the number of shares to be repurchased in any calendar year to 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares that it offers to repurchase may be less in light of the limitations noted above. The Company currently offers to repurchase such shares at a price equal to the estimated net asset value per share on each date of repurchase.

On January 22, 2016, the Company further amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the first quarter of 2016, which commenced in February 2016 and was completed in April 2016. Under the further amended share repurchase program, the Company offered to repurchase shares of common stock at a price equal to 90% of the public offering price in effect on each date of repurchase.

On December 8, 2016, the Company further amended the terms of the quarterly share repurchase program, effective as of the Company's quarterly repurchase offer for the fourth quarter of 2016, which commenced in November 2016 and was completed in January 2017. Under the further amended share repurchase program, the Company will offer to repurchase shares of common stock at a price equal to the estimated net asset value per share determined on each date of repurchase.

Any periodic repurchase offers are subject in part to the Company’s available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. While the Company conducts quarterly tender offers as described above, it is not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

The following table summarizes the share repurchases completed during the six months ended June 30, 2018:

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
March 31, 2018	January 3, 2018	2,014,536	100%	9.12	$18,379
June 30, 2018	April 4, 2018	2,352,580	100%	9.15	21,525
Total		4,367,116			$39,904

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties

For the three and six months ended June 30, 2018 and 2017, fees and other expenses incurred by the Company related to CIM and its affiliates were as follows:

			Three Months Ended June 30,		Six Months Ended June 30,
Entity	Capacity	Description	2018	2017	2018	2017
CION Securities, LLC	Dealer manager	Dealer manager fees(1)	$105	$282	$323	$492
CIM	Investment adviser	Management fees(2)	8,602	7,422	16,541	13,904
CIM	Administrative services provider	Administrative services expense(2)	531	—	531	—
ICON Capital, LLC	Administrative services provider	Administrative services expense(2)	—	425	461	771
			$9,238	$8,129	$17,856	$15,167

(1)	Amounts charged directly to equity.
(2)	Amounts charged directly to operations.

On December 28, 2016, the Company entered into an amended and restated follow-on dealer manager agreement with CIM and CION Securities, LLC (formerly, ICON Securities, LLC), or CION Securities, in connection with the Company's follow-on continuous public offering. Under the amended and restated dealer manager agreement, the dealer manager fee was reduced from up to 3% to up to 2% of gross offering proceeds and selling commissions to the selling dealers were reduced from up to 7% to up to 3% of gross offering proceeds. Such costs are charged against capital in excess of par value when incurred. Since commencing its initial continuous public offering on July 2, 2012 and through August 2, 2018, the Company paid or accrued sales commissions of $64,845 to the selling dealers and dealer manager fees of $32,305 to CION Securities.

The Company has entered into an investment advisory agreement with CIM. On November 1, 2017, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement for a period of twelve months commencing December 17, 2017. Pursuant to the investment advisory agreement, CIM is paid an annual base management fee equal to 2.0% of the average value of the Company’s gross assets, less cash and cash equivalents, and an incentive fee based on the Company’s performance, as described below. The base management fee is payable quarterly in arrears and is calculated based on the two most recently completed calendar quarters. The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital, as defined in the investment advisory agreement, equal to 1.875% per quarter, or an annualized rate of 7.5%. For the six months ended June 30, 2018 and 2017, the Company had no liability for and did not record any subordinated incentive fees on income. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is described in Note 2.

The Company accrues the capital gains incentive fee based on net realized gains and net unrealized appreciation; however, under the terms of the investment advisory agreement, the fee payable to CIM is based on net realized gains and unrealized depreciation and no such fee is payable with respect to unrealized appreciation unless and until such appreciation is actually realized. For the three and six months ended June 30, 2018 and 2017, the Company had no liability for and did not record any capital gains incentive fees.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties  – (continued)

With respect to the TRS, CIM became entitled to receive a capital gains incentive fee upon the termination of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS were realized. However, CIM did not take any incentive fees with respect to the Company’s TRS as realized losses exceeded realized gains on the underlying loans upon termination. See Note 2 for an additional discussion of CIM's entitlement to receive payment of incentive fees.

The Company entered into an administration agreement with CIM’s affiliate, ICON Capital, LLC, or ICON Capital, pursuant to which ICON Capital furnished the Company with administrative services including accounting, investor relations and other administrative services necessary to conduct its day-to-day operations. ICON Capital was reimbursed for administrative expenses it incurred on the Company’s behalf in performing its obligations, provided that such reimbursement was for the lower of ICON Capital’s actual costs or the amount that the Company would have been required to pay for comparable administrative services in the same geographic location. Such costs were reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company did not reimburse ICON Capital for any services for which it received a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in ICON Capital. On November 1, 2017, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the administration agreement for a period of twelve months commencing December 17, 2017.

On April 1, 2018, the Company entered into an administration agreement with CIM for the purpose of replacing ICON Capital with CIM as the Company's administrator pursuant to the terms of the administration agreement. No other material terms of the administration agreement with ICON Capital were amended in connection with the administration agreement with CIM.

Under the terms of the investment advisory agreement, CIM and certain of its affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed. The Company’s payment of offering and organizational costs will not exceed 1.5% of the actual gross proceeds raised from the offerings (without giving effect to any potential expense support from CIG and its affiliates, which includes CIM). If the Company sells the maximum number of shares at its latest public offering price of $9.70 per share, the Company estimates that it may incur up to approximately $29,888 of expenses. With respect to any reimbursements for offering and organizational costs, the Company will interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, the Company will not issue any of its shares or other securities for services or for property other than cash or securities except as a dividend or distribution to its security holders or in connection with a reorganization.

From inception through December 31, 2012, CIG and its affiliates incurred offering, organizational and other pre-effective costs of $2,012. Of these costs, $1,812 represented offering and organizational costs, all of which were submitted to the Company for reimbursement. The Company paid $450 in October 2013, $550 in March 2014, $592 in May 2014 and $420 in March 2015. No additional material offering, organizational or other pre-effective costs have been incurred by CIG or its affiliates subsequent to December 31, 2012.

Reinvestment of shareholder distributions and share repurchases are excluded from the gross proceeds from the Company’s offerings for purposes of determining the total amount of offering and organizational costs that can be paid by the Company. As of June 30, 2018, the Company raised gross offering proceeds of $1,135,707, of which it can pay up to $17,036 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through June 30, 2018, the Company paid $10,317 of such costs, leaving an additional $6,719 that can be paid. As of August 2, 2018, the Company raised gross offering proceeds of $1,135,707, of which it can pay up to $17,036 in offering and organizational costs (which

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties  – (continued)

represents 1.5% of the actual gross offering proceeds raised). Through August 2, 2018, the Company paid $10,322 of such costs, leaving an additional $6,714 that can be paid.

On January 30, 2013, the Company entered into the expense support and conditional reimbursement agreement with CIG, whereby CIG agreed to provide expense support to the Company in an amount that is sufficient to: (1) ensure that no portion of the Company’s distributions to shareholders will be paid from its offering proceeds or borrowings, and/or (2) reduce the Company’s operating expenses until it has achieved economies of scale sufficient to ensure that it bears a reasonable level of expense in relation to its investment income. On December 13, 2013 and January 16, 2015, the Company and CIG amended the expense support and conditional reimbursement agreement to extend the termination date of such agreement from January 30, 2014 to January 30, 2015 and from January 30, 2015 to December 31, 2015, respectively. On December 16, 2015 and December 14, 2016, the Company further amended and restated the expense support and conditional reimbursement agreement for purposes of including AIM as a party to the agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. On January 2, 2018, the Company entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018.

For the three and six months ended June 30, 2018, the Company did not receive any expense support from CIM. For the three and six months ended June 30, 2018 and 2017, the Company did not receive any expense support from CIG or AIM. See Note 5 for additional information on the sources of the Company’s distributions.

Pursuant to the expense support and conditional reimbursement agreement, the Company will have a conditional obligation to reimburse CIM for any amounts funded by CIM under such agreement (i) if expense support amounts funded by CIM exceed operating expenses incurred during any fiscal quarter, (ii) if the sum of the Company’s net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by the Company to shareholders, and (iii) during any fiscal quarter occurring within three years of the date on which CIM funded such amount. The obligation to reimburse CIM for any expense support provided by CIM under such agreement is further conditioned by the following: (i) in the period in which reimbursement is sought, the ratio of operating expenses to average net assets, when considering the reimbursement, cannot exceed the ratio of operating expenses to average net assets, as defined, for the period when the expense support was provided; (ii) in the period when reimbursement is sought, the annualized distribution rate cannot fall below the annualized distribution rate for the period when the expense support was provided; and (iii) the expense support can only be reimbursed within three years from the date the expense support was provided.

Expense support, if any, will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. The Company did not record any obligation to repay expense support from CIG or CIM during the three and six months ended June 30, 2017 or 2018, respectively. The Company did not repay any expense support to CIG or CIM during the three and six months ended June 30, 2017 or 2018, respectively. The Company may or may not be requested to reimburse any expense support provided in the future.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties  – (continued)

The Company or CIM may terminate the expense support and conditional reimbursement agreement at any time. CIM has indicated that it expects to continue such expense support until it believes that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income. If the Company terminates the investment advisory agreement with CIM, the Company may be required to repay all unreimbursed expense support funded by CIM within three years of the date of termination. There will be no acceleration or increase of such repayment obligation at termination of the investment advisory agreement with CIM. The specific amount of expense support provided by CIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIM will support any portion of the Company’s expenses in future quarters.

As of June 30, 2018 and December 31, 2017, the total liability payable to CIM and its affiliates was $8,764 and $11,603, respectively, which primarily related to fees earned by CIM during the three months ended June 30, 2018 and December 31, 2017, respectively.

Because CIM’s senior management team is comprised of substantially the same personnel as the senior management team of the Company’s affiliate, ICON Capital, which is the investment manager to certain equipment finance funds, or equipment funds, such members of senior management provide investment advisory and management services to the equipment funds in addition to the Company. In the event that CIM undertakes to provide investment advisory services to other clients in the future, it will strive to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objective and strategies so that the Company will not be disadvantaged in relation to any other client of the investment adviser or its senior management team. However, it is currently possible that some investment opportunities will be provided to the equipment funds or other clients of CIM rather than to the Company.

Indemnifications

The investment advisory agreement, the administration agreement and the dealer manager agreement each provide certain indemnifications from the Company to the other relevant parties to such agreements. The Company’s maximum exposure under these agreements is unknown. However, the Company has not experienced claims or losses pursuant to these agreements and believes the risk of loss related to such indemnifications to be remote.

Note 5.  Distributions

From February 1, 2014 through July 17, 2017, the Company’s board of directors authorized and declared on a monthly basis a weekly distribution amount per share of common stock. On July 18, 2017, the Company's board of directors authorized and declared on a quarterly basis a weekly distribution amount per share of common stock. Effective September 28, 2017, the Company's board of directors delegated to management the authority to determine the amount, record dates, payment dates and other terms of distributions to shareholders, which will be ratified by the board of directors, each on a quarterly basis. Declared distributions are paid monthly.

The Company’s board of directors declared or ratified distributions for 52 and 26 record dates during the year ended December 31, 2017 and the six months ended June 30, 2018, respectively.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 5.  Distributions  – (continued)

The following table presents cash distributions per share that were declared during the year ended December 31, 2017 and the six months ended June 30, 2018:

	Distributions
Three Months Ended	Per Share	Amount
2017
March 31, 2017 (thirteen record dates)	$0.1829	$20,123
June 30, 2017 (thirteen record dates)	0.1829	20,371
September 30, 2017 (thirteen record dates)	0.1829	20,644
December 31, 2017 (thirteen record dates)	0.1829	20,923
Total distributions for the year ended December 31, 2017	$0.7316	$82,061
2018
March 31, 2018 (thirteen record dates)	$0.1829	$21,002
June 30, 2018 (thirteen record dates)	0.1829	21,004
Total distributions for the six months ended June 30, 2018	$0.3658	$42,006

On June 26, 2018, the Company's co-chief executive officers declared regular weekly cash distributions of $0.014067 per share for July 2018 through September 2018. Each distribution was or will be paid monthly to shareholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount Per Share
July 3, 2018	August 1, 2018	$0.014067
July 10, 2018	August 1, 2018	$0.014067
July 17, 2018	August 1, 2018	$0.014067
July 24, 2018	August 1, 2018	$0.014067
July 31, 2018	August 1, 2018	$0.014067
August 7, 2018	August 29, 2018	$0.014067
August 14, 2018	August 29, 2018	$0.014067
August 21, 2018	August 29, 2018	$0.014067
August 28, 2018	August 29, 2018	$0.014067
September 4, 2018	September 26, 2018	$0.014067
September 11, 2018	September 26, 2018	$0.014067
September 18, 2018	September 26, 2018	$0.014067
September 25, 2018	September 26, 2018	$0.014067

The Company has adopted an “opt in” distribution reinvestment plan for shareholders. As a result, if the Company makes a distribution, shareholders will receive distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock.

On January 22, 2016, the Company further amended and restated its distribution reinvestment plan pursuant to the fourth amended and restated distribution reinvestment plan, or the Fourth Amended DRIP. The Fourth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, March 30, 2016. Under the Fourth Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 5.  Distributions  – (continued)

On December 8, 2016, the Company further amended and restated its distribution reinvestment plan pursuant to the fifth amended and restated distribution reinvestment plan, or the Fifth Amended DRIP. The Fifth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, February 1, 2017. Under the Fifth Amended DRIP, cash distributions to participating shareholders will be reinvested in additional shares of common stock at a purchase price equal to the estimated net asset value per share of common stock as of the date of issuance.

The Company may fund its cash distributions to shareholders from any sources of funds available to the Company, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from CIM, which is subject to repayment by the Company within three years. The Company has not established limits on the amount of funds it may use from available sources to make distributions. For the six months ended June 30, 2018, none of the Company's distributions resulted from expense support from CIM. For the years ended December 31, 2015, 2016 and 2017, none of the Company's distributions resulted from expense support from CIG or AIM. The purpose of this arrangement is to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or CIM provides such expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIM has no obligation to provide expense support to the Company in future periods.

The following table reflects the sources of cash distributions on a GAAP basis that the Company has declared on its shares of common stock during the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018			2017
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income	$0.3658	$42,006	100.0%	$0.2812	$31,128	76.9%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	—	—	—	0.0324	3,594	8.9%
Net gain on TRS loan sales(1)	—	—	—	0.0320	3,539	8.7%
Net realized gain on investments and foreign currency(1)	—	—	—	0.0202	2,233	5.5%
Total distributions	$0.3658	$42,006	100.0%	$0.3658	$40,494	100.0%

(1)	During the six months ended June 30, 2017, the Company realized losses of $25,417 primarily due to the purchase of loans by Flatiron Funding II that were previously held in the TRS and were not deductible on a tax-basis during the period. See Note 8 for an additional discussion regarding this purchase.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 5.  Distributions  – (continued)

It is the Company's policy to comply with all requirements of the Code applicable to RICs and to distribute substantially all of its taxable income to its shareholders. In addition, by distributing during each calendar year substantially all of its net investment income, net realized capital gains and certain other amounts, if any, the Company intends not to be subject to corporate level federal income tax or federal excise taxes. Accordingly, no federal income tax provision was required for the year ended December 31, 2017.

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. These book/tax differences, which could be material, are primarily due to differing treatments of income and gains on various investments held by the Company. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments. During 2017, book/tax differences were primarily due to differing treatments of income and gains on various investments held by the Company. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments.

The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon the Company’s taxable income for the full year and distributions paid for the full year. The tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV. Except for long term capital gains of $927, all distributions for 2017 were characterized as ordinary income distributions for federal income tax purposes.

The tax components of accumulated earnings for the current year will be determined at year end. As of December 31, 2017, the components of accumulated earnings on a tax basis were as follows:

December 31, 2017
Undistributed ordinary income	$10,508
Accumulated losses	(3,354)
Net unrealized depreciation on investments and total return swap	(24,568)
Total accumulated earnings	$(17,414)

As of June 30, 2018, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $24,504; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $49,384; the net unrealized depreciation was $24,880; and the aggregate cost of securities for Federal income tax purposes was $2,007,485.

As of December 31, 2017, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $23,910; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $48,478; the net unrealized depreciation was $24,568; and the aggregate cost of securities for Federal income tax purposes was $1,738,763.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 6.  Investments

The composition of the Company’s investment portfolio as of June 30, 2018 and December 31, 2017 at amortized cost and fair value was as follows:

	June 30, 2018			December 31, 2017
	Cost(1)	Fair Value	Percentage of Investment Portfolio	Cost(1)	Fair Value	Percentage of Investment Portfolio
Senior secured first lien debt	$1,368,546	$1,378,155	76.6%	$1,088,512	$1,100,336	73.0%
Senior secured second lien debt	371,436	365,598	20.3%	342,906	333,944	22.1%
Collateralized securities and structured products – debt	14,903	14,903	0.8%	25,411	25,289	1.7%
Collateralized securities and structured products – equity	17,005	16,050	0.9%	19,833	18,525	1.2%
Unsecured debt	—	—	—	7,653	7,639	0.5%
Equity	24,775	25,131	1.4%	21,538	21,915	1.5%
Subtotal/total percentage	1,796,665	1,799,837	100.0%	1,505,853	1,507,648	100.0%
Short term investments(2)	182,768	182,768		206,547	206,547
Total investments	$1,979,433	$1,982,605		$1,712,400	$1,714,195

(1)	Cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, for debt investments and cost for equity investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 6.  Investments  – (continued)

The following tables show the composition of the Company’s investment portfolio by industry classification and geographic dispersion, and the percentage, by fair value, of the total investment portfolio assets in such industries and geographies as of June 30, 2018 and December 31, 2017:

Industry Classification	June 30, 2018		December 31, 2017
	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
Healthcare & Pharmaceuticals	$324,080	18.0%	$255,608	17.0%
High Tech Industries	178,082	9.9%	194,902	12.9%
Services: Business	176,531	9.8%	195,251	13.0%
Media: Advertising, Printing & Publishing	137,354	7.6%	65,795	4.4%
Services: Consumer	133,360	7.4%	46,702	3.1%
Media: Diversified & Production	108,999	6.1%	117,896	7.8%
Telecommunications	78,562	4.3%	58,891	3.9%
Consumer Goods: Durable	76,626	4.3%	60,863	4.0%
Chemicals, Plastics & Rubber	70,759	3.9%	82,981	5.5%
Beverage, Food & Tobacco	66,890	3.7%	25,631	1.7%
Aerospace & Defense	58,969	3.3%	52,312	3.5%
Banking, Finance, Insurance & Real Estate	55,539	3.1%	19,857	1.3%
Capital Equipment	51,447	2.9%	53,276	3.5%
Hotel, Gaming & Leisure	48,049	2.7%	29,550	2.0%
Retail	36,087	2.0%	33,319	2.2%
Construction & Building	34,237	1.9%	24,633	1.6%
Energy: Oil & Gas	34,045	1.9%	38,397	2.5%
Transportation: Cargo	32,287	1.8%	32,877	2.2%
Diversified Financials	30,953	1.7%	43,814	2.9%
Consumer Goods: Non-Durable	21,704	1.2%	7,055	0.5%
Automotive	21,574	1.2%	40,565	2.7%
Metals & Mining	10,918	0.6%	12,785	0.8%
Forest Products & Paper	5,591	0.3%	5,599	0.4%
Media: Broadcasting & Subscription	4,239	0.2%	6,224	0.4%
Environmental Industries	2,955	0.2%	2,865	0.2%
Subtotal/total percentage	1,799,837	100.0%	1,507,648	100.0%
Short term investments	182,768		206,547
Total investments	$1,982,605		$1,714,195

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 6.  Investments  – (continued)

Geographic Dispersion(1)	June 30, 2018		December 31, 2017
	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
United States	$1,677,195	93.2%	$1,379,180	91.5%
Canada	28,849	1.6%	29,114	1.9%
Netherlands	18,146	1.0%	18,317	1.2%
Luxembourg	18,089	1.0%	18,836	1.2%
Germany	16,066	0.9%	19,231	1.3%
Cayman Islands	16,050	0.9%	18,525	1.2%
Marshall Islands	9,818	0.5%	10,012	0.7%
France	5,630	0.3%	5,606	0.4%
Cyprus	4,883	0.3%	5,137	0.3%
United Kingdom	4,436	0.3%	2,865	0.2%
Bermuda	675	—	825	0.1%
Subtotal/total percentage	1,799,837	100.0%	1,507,648	100.0%
Short term investments	182,768		206,547
Total investments	$1,982,605		$1,714,195

(1)	The geographic dispersion is determined by the portfolio company's country of domicile.

As of June 30, 2018 and December 31, 2017, investments on non-accrual status represented 1.2% and 1.4%, respectively, of the Company's investment portfolio on a fair value basis.

The Company’s investment portfolio may contain senior secured investments that are in the form of lines of credit, delayed draw term loans, revolving credit facilities, or unfunded commitments, which may require the Company to provide funding when requested in accordance with the terms of the underlying agreements. As of June 30, 2018 and December 31, 2017, the Company’s unfunded commitments amounted to $155,807 and $48,259, respectively. As of August 2, 2018, the Company’s unfunded commitments amounted to $99,919. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for the Company. Refer to Note 11 for further details on the Company’s unfunded commitments.

Note 7.  Derivative Instruments

In the normal course of business and subject to the requirements of the 1940 Act, the Company enters into derivative instruments as part of its investment strategy.

Credit Default Swap

On October 14, 2016, the Company entered into a credit default swap with JPMorgan Chase Bank N.A. with a base notional amount of €22,000, to purchase protection with respect to Deutsche Bank AG exposure. As of December 31, 2016, the fair value of the credit default swap was $46. The swap terminated on March 20, 2017.

Total Return Swap

On December 17, 2012, the Company, through its wholly-owned consolidated subsidiary, Flatiron Funding, LLC, or Flatiron, entered into a TRS with Citibank, N.A., or Citibank. Flatiron and Citibank amended the TRS on several occasions, most recently on February 18, 2017, to extend the termination or call date from February 18, 2017 to April 18, 2017. Prior to the call date, the maximum aggregate market value of

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 7.  Derivative Instruments  – (continued)

the portfolio of loans subject to the TRS (determined at the time each such loan became subject to the TRS) was $800,000 and the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS was a spread of 1.40% per year over the floating rate index specified for each such loan, which would not be less than zero. On April 18, 2017, the TRS expired in accordance with its terms. The agreements between Flatiron and Citibank, which collectively established the TRS, are referred to herein as the TRS Agreement.

The value of the TRS was based on the increase or decrease in the value of the loans underlying the TRS, as determined by the Company. The loans underlying the TRS were valued in the same manner as loans owned by the Company. As of December 31, 2017, Citibank returned all cash collateral to Flatiron.

Realized gains and losses on the TRS are composed of any gains or losses on loans underlying the TRS as well as net interest and fees earned during the period. For the three and six months ended June 30, 2018 and 2017, the net realized gain (loss) on the TRS consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Interest and other income from TRS portfolio	$—	$584	$—	$6,543
Interest and other expense from TRS portfolio	—	(305)	—	(2,949)
Net gain (loss) on TRS loan sales	—	134	—	(17,450)
Net realized gain (loss)(1)	$—	$413	$—	$(13,856)

(1)	Net realized gain (loss) is reflected in net realized gain (loss) on total return swap on the Company's consolidated statements of operations.

On March 29, 2017, Flatiron Funding II purchased certain loans underlying the TRS with a notional value of $363,860 in connection with the TRS refinancing. See Note 8 for additional information on Flatiron Funding II.

Note 8.  Financing Arrangements

The following table presents summary information with respect to the Company’s outstanding financing arrangements as of June 30, 2018:

Financing Arrangement	Type of Financing Arrangement	Rate	Amount Outstanding	Amount Available	Maturity Date
Citibank Credit Facility	Revolving Credit Facility	L+2.00%	$324,542	$458	March 30, 2020
JPM Credit Facility	Term Loan Credit Facility	L+3.00%	224,423	50,577	August 24, 2021
UBS Facility	Repurchase Agreement	L+3.50%	200,000	—	May 19, 2020
MS Credit Facility	Revolving Credit Facility	L+3.00%	150,000	50,000	December 19, 2022

Citibank Credit Facility

On March 29, 2017, Flatiron Funding II entered into a senior secured credit facility with Citibank. The senior secured credit facility with Citibank, or the Citibank Credit Facility, provides for a revolving credit facility in an aggregate principal amount of $325,000, subject to compliance with a borrowing base. On March 29, 2017, September 26, 2017 and November 17, 2017, Flatiron Funding II drew down $231,698, $50,000 and $42,844 of borrowings under the Citibank Credit Facility, respectively.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

On July 11, 2017, Flatiron Funding II amended the Citibank Credit Facility, or the Amended Citibank Credit Facility, with Citibank to make certain immaterial administrative amendments as a result of the termination of AIM as the Company's investment sub-adviser as discussed in Note 1.

Advances under the Amended Citibank Credit Facility bear interest at a floating rate equal to (1) the higher of (a) the Citibank prime rate, (b) the federal funds rate plus 1.5% or (c) the three-month LIBOR plus 1.0%, plus (2) a spread of (a) 2% per year during the period from and including March 29, 2017 and the earlier of March 29, 2019 and the date the Amended Citibank Credit Facility matures, or (b) 3% per year during the period from the date the Amended Citibank Credit Facility matures until all obligations under the Amended Citibank Credit Facility have been paid in full. Interest is payable quarterly in arrears. All advances under the Amended Citibank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than March 30, 2020. Flatiron Funding II may prepay advances pursuant to the terms and conditions of the credit and security agreement, subject to a 0.50% premium if the amount of the Amended Citibank Credit Facility is reduced or terminated on or prior to March 29, 2019. In addition, Flatiron Funding II will be subject to a non-usage fee of 0.75% per year (subject to an increase to 2% in certain circumstances) on the amount, if any, of the aggregate principal amount available under the Amended Citibank Credit Facility that has not been borrowed. The non-usage fees, if any, are payable quarterly in arrears. Flatiron Funding II incurred certain customary costs and expenses in connection with obtaining the Citibank Credit Facility.

The Company incurred debt issuance costs of $1,945 in connection with obtaining the Citibank Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended Citibank Credit Facility, which is included in the Company’s consolidated balance sheets and will amortize to interest expense over the term of the Amended Citibank Credit Facility. At June 30, 2018, the unamortized portion of the debt issuance costs was $1,131.

Flatiron Funding II purchased loans and other corporate debt securities with a fair value of $354,967 on the closing date pursuant to master participation and assignment agreements between Flatiron Funding II and each of 15th Street Loan Funding LLC and 15th Street Loan Funding 2 LLC, each a special purpose subsidiary of Citibank. 15th Street Loan Funding LLC and 15th Street Loan Funding 2 LLC held loans and other corporate debt securities in connection with the TRS Agreement between Citibank and Flatiron. Flatiron Funding II’s obligations to Citibank under the Amended Citibank Credit Facility are secured by a first priority security interest in all of the assets of Flatiron Funding II. The obligations of Flatiron Funding II under the Amended Citibank Credit Facility are non-recourse to the Company, and the Company’s exposure under the Amended Citibank Credit Facility is limited to the value of the Company’s investment in Flatiron Funding II.

In connection with the Amended Citibank Credit Facility, Flatiron Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the six months ended June 30, 2018, Flatiron Funding II was in compliance with all covenants and reporting requirements.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

For the three months ended June 30, 2018 and 2017, the six months ended June 30, 2018, and the period from March 29, 2017 to June 30, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the Amended Citibank Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30, 2018	Period from March 29, 2017 to June 30, 2017
	2018	2017
Stated interest expense	$3,515	$1,846	$6,422	$1,907
Amortization of deferred financing costs	161	151	321	156
Non-usage fee	1	177	2	183
Total interest expense	$3,677	$2,174	$6,745	$2,246
Weighted average interest rate(1)	4.29%	3.46%	3.94%	3.45%
Average borrowings	$324,542	$231,698	$324,542	$231,698

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended Citibank Credit Facility and is annualized for periods covering less than one year.

JPM Credit Facility

On August 26, 2016, 34th Street entered into a senior secured credit facility with JPM. The senior secured credit facility with JPM, or the JPM Credit Facility, provided for borrowings in an aggregate principal amount of $150,000, of which $25,000 may be funded as a revolving credit facility, each subject to conditions described in the JPM Credit Facility. On August 26, 2016, 34th Street drew down $57,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, July 11, 2017, November 28, 2017 and May 23, 2018, 34th Street amended and restated the JPM Credit Facility, or the Amended JPM Credit Facility, with JPM. Under the Amended JPM Credit Facility entered into on September 30, 2016, the aggregate principal amount available for borrowings was increased from $150,000 to $225,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the Amended JPM Credit Facility. On September 30, 2016, 34th Street drew down $167,423 of additional borrowings under the Amended JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from Credit Suisse Park View BDC, Inc. Under the Amended JPM Credit Facility entered into on July 11, 2017 and November 28, 2017, certain immaterial administrative amendments were made as a result of the termination of AIM as the Company's investment sub-adviser as discussed in Note 1. Under the Amended JPM Credit Facility entered into on May 23, 2018, the aggregate principal amount available for borrowings was increased from $225,000 to $275,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the Amended JPM Credit Facility, and the maturity date was extended to August 24, 2021.

Advances under the Amended JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.00% per year, which was reduced from 3.50% under the Amended JPM Credit Facility entered into on May 23, 2018. Interest is payable quarterly in arrears. All advances under the Amended JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than August 24, 2021. 34th Street may prepay advances pursuant to the terms and conditions of the Amended JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.5% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the Amended JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, August 23, 2018, or the Ramp-Up Period, and from the termination of the Ramp-Up Period and ending on, but excluding, August 24, 2020, respectively. The non-usage fees, if any, are payable quarterly in arrears.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

The Company contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the Amended JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the Amended JPM Credit Facility are non-recourse to the Company, and the Company’s exposure under the Amended JPM Credit Facility is limited to the value of the Company’s investment in 34th Street.

In connection with the Amended JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the six months ended June 30, 2018, 34th Street was in compliance with all covenants and reporting requirements.

The Company incurred debt issuance costs of $4,017 in connection with obtaining and amending the JPM Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended JPM Credit Facility, which is included in the Company’s consolidated balance sheet as of June 30, 2018 and will amortize to interest expense over the term of the Amended JPM Credit Facility. At June 30, 2018, the unamortized portion of the debt issuance costs was $2,409.

For the three and six months ended June 30, 2018 and 2017, the components of interest expense, average borrowings, and weighted average interest rate for the Amended JPM Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Stated interest expense	$3,073	$2,673	$5,911	$5,208
Amortization of deferred financing costs	208	220	425	438
Non-usage fee	28	1	29	2
Total interest expense	$3,309	$2,894	$6,365	$5,648
Weighted average interest rate(1)	5.47%	4.71%	5.26%	4.62%
Average borrowings	$224,423	$224,423	$224,423	$224,423

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended JPM Credit Facility and is annualized for periods covering less than one year.

UBS Facility

On May 19, 2017, the Company, through two newly-formed, wholly-owned, special-purpose financing subsidiaries, entered into a financing arrangement with UBS pursuant to which up to $125,000 was made available to the Company.

Pursuant to the financing arrangement, assets in the Company's portfolio may be contributed from time to time to Murray Hill Funding II, through Murray Hill Funding, LLC, or Murray Hill Funding, each a newly-formed, wholly-owned, special-purpose financing subsidiary of the Company. On May 19, 2017, the Company contributed assets to Murray Hill Funding II. The assets held by Murray Hill Funding II secure the obligations of Murray Hill Funding II under Class A Notes, or the Notes, issued by Murray Hill Funding II. Pursuant to an Indenture, dated May 19, 2017, between Murray Hill Funding II and U.S. Bank National Association, or U.S. Bank, as trustee, or the Indenture, the aggregate principal amount of Notes that may be issued by Murray Hill Funding II from time to time was $192,308. Murray Hill Funding purchased the Notes issued by Murray Hill Funding II at a purchase price equal to their par value. Murray Hill Funding makes capital contributions to Murray Hill Funding II to, among other things, maintain the value of the portfolio of assets held by Murray Hill Funding II.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

Principal on the Notes will be due and payable on the stated maturity date of May 19, 2027. Pursuant to the Indenture, Murray Hill Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The Indenture contains events of default customary for similar transactions, including, without limitation: (a) the failure to make principal payments on the Notes at their stated maturity or any earlier redemption date or to make interest payments on the Notes and such failure is not cured within three business days; (b) the failure to disburse amounts in accordance with the priority of payments and such failure is not cured within three business days; and (c) the occurrence of certain bankruptcy and insolvency events with respect to Murray Hill Funding II or Murray Hill Funding.

Murray Hill Funding, in turn, entered into a repurchase transaction with UBS, pursuant to the terms of a Global Master Repurchase Agreement and the related Annex and Master Confirmation thereto, each dated May 19, 2017, or collectively, the UBS Facility. Pursuant to the UBS Facility, on May 19, 2017 and June 19, 2017, UBS purchased Notes held by Murray Hill Funding for an aggregate purchase price equal to 65% of the principal amount of Notes purchased. Subject to certain conditions, the maximum principal amount of Notes that may be purchased under the UBS Facility was $192,308. Accordingly, the aggregate maximum amount payable to Murray Hill Funding under the UBS Facility would not exceed $125,000. Murray Hill Funding will repurchase the Notes sold to UBS under the UBS Facility by no later than May 19, 2020. The repurchase price paid by Murray Hill Funding to UBS will be equal to the purchase price paid by UBS for the repurchased Notes (giving effect to any reductions resulting from voluntary partial prepayment(s)). If the UBS Facility is accelerated prior to May 19, 2020 due to an event of default or a mandatory or voluntary full payment by Murray Hill Funding, then Murray Hill Funding must pay to UBS a fee equal to the present value of the spread portion of the financing fees that would have been payable to UBS from the date of acceleration through May 19, 2020 had the acceleration not occurred. The financing fee under the UBS Facility is equal to the three-month LIBOR plus a spread of up to 3.50% per year for the relevant period.

On December 1, 2017, Murray Hill Funding II amended and restated the Indenture, or the Amended Indenture, pursuant to which the aggregate principal amount of Notes that may be issued by Murray Hill Funding II was increased from $192,308 to $266,667. Murray Hill Funding will purchase the Notes to be issued by Murray Hill Funding II from time to time. On December 1, 2017, Murray Hill Funding entered into a First Amended and Restated Master Confirmation to the Global Master Repurchase Agreement, or the Amended Master Confirmation, which sets forth the terms of the repurchase transaction between Murray Hill Funding and UBS under the UBS Facility. As part of the Amended Master Confirmation, on December 15, 2017 and April 2, 2018, UBS purchased the increased aggregate principal amount of Notes held by Murray Hill Funding for an aggregate purchase price equal to 75% of the principal amount of Notes issued. As a result of the Amended Master Confirmation, the aggregate maximum amount payable to Murray Hill Funding and made available to the Company under the UBS Facility was increased from $125,000 to $200,000. No other material terms of the UBS Facility were revised in connection with the amended UBS Facility.

UBS may require Murray Hill Funding to post cash collateral if, without limitation, the sum of the market value of the portfolio of assets and the cash and eligible investments held by Murray Hill Funding II, together with any posted cash collateral, is less than the required margin amount under the UBS Facility; provided, however, that Murray Hill Funding will not be required to post cash collateral with UBS until such market value has declined at least 10% from the initial market value of the portfolio assets.

The Company has no contractual obligation to post any such cash collateral or to make any payments to UBS on behalf of Murray Hill Funding. The Company may, but is not obligated to, increase its investment in Murray Hill Funding for the purpose of funding any cash collateral or payment obligations for which Murray Hill Funding becomes obligated in connection with the amended UBS Facility. The Company’s exposure under the amended UBS Facility is limited to the value of the Company’s investment in Murray Hill Funding.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

Pursuant to the amended UBS Facility, Murray Hill Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The amended UBS Facility contains events of default customary for similar financing transactions, including, without limitation: (a) failure to transfer the Notes to UBS on the applicable purchase date or repurchase the Notes from UBS on the applicable repurchase date; (b) failure to pay certain fees and make-whole amounts when due; (c) failure to post cash collateral as required; (d) the occurrence of insolvency events with respect to Murray Hill Funding; and (e) the admission by Murray Hill Funding of its inability to, or its intention not to, perform any of its obligations under the amended UBS Facility.

Murray Hill Funding paid an upfront fee and incurred certain other customary costs and expenses totaling $2,637 in connection with obtaining the amended UBS Facility, which were recorded as a direct reduction to the outstanding balance of the amended UBS Facility, which is included in the Company’s consolidated balance sheets and will amortize to interest expense over the term of the amended UBS Facility. At June 30, 2018, the unamortized portion of the upfront fee and other expenses was $1,773.

As of June 30, 2018, Notes in the aggregate principal amount of $266,667 had been purchased by Murray Hill Funding from Murray Hill Funding II and subsequently sold to UBS under the amended UBS Facility for aggregate proceeds of $200,000. The carrying amount outstanding under the amended UBS Facility approximates its fair value. The Company funded each purchase of Notes by Murray Hill Funding through a capital contribution to Murray Hill Funding. As of June 30, 2018, the amount due at maturity under the amended UBS Facility was $200,000. The Notes issued by Murray Hill Funding II and purchased by Murray Hill Funding eliminate in consolidation on the Company’s consolidated financial statements.

As of June 30, 2018, the fair value of assets held by Murray Hill Funding II was $350,140.

For the three and six months ended June 30, 2018, the components of interest expense, average borrowings, and weighted average interest rate for the amended UBS Facility were as follows:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Stated interest expense	$2,853	$4,858
Amortization of deferred financing costs	234	466
Total interest expense	$3,087	$5,324
Weighted average interest rate(1)	5.66%	5.33%
Average borrowings	$199,588	$181,146

(1)	Includes the stated interest expense and non-usage fee, if any, on the unused portion of the amended UBS Facility and is annualized for periods covering less than one year.

MS Credit Facility

On December 19, 2017, 33rd Street Funding entered into a senior secured credit facility, or the MS Credit Facility, with MS. The MS Credit Facility provides for a revolving credit facility in an aggregate principal amount of up to $200,000, subject to compliance with a borrowing base.

Advances under the MS Credit Facility will be available through December 19, 2020 and will bear interest at a floating rate equal to the three-month LIBOR, plus a spread of (i) 3.0% per year through December 19, 2020 and (i) 3.5% per year thereafter through December 19, 2022. Interest is payable quarterly in arrears. All advances under the MS Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than December 19, 2022. 33rd Street Funding may prepay

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

advances pursuant to the terms and conditions of the loan and servicing agreement, subject to a 3% premium if the amount of the MS Credit Facility is reduced below $100,000 or terminated on or prior to December 19, 2018, and subject to a 2% or 1% premium if the amount of the MS Credit Facility is reduced or terminated on or prior to December 19, 2019 or December 19, 2020, respectively. In addition, 33rd Street Funding will be subject to a non-usage fee of 0.75% per year that accrues for each day of an accrual period on the amount by which $200,000 exceeds the greater of (x) the aggregate principal amount, if any, of the advances outstanding on such day and (y) prior to June 20, 2018, zero, and during the period from June 20, 2018 through December 19, 2020, 75% of $200,000 (or such smaller amount if the committed facility amount is reduced pursuant to the terms and conditions of the loan and servicing agreement). The non-usage fees, if any, are payable quarterly in arrears. 33rd Street Funding incurred certain customary costs and expenses in connection with obtaining the MS Credit Facility.

In connection with the MS Credit Facility, 33rd Street Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The MS Credit Facility contains customary events of default for similar financing transactions, including, without limitation: (a) the failure to make any payment when due and thereafter (other than with respect to payments of principal and interest), within one business day following the earlier of (i) 33rd Street Funding becoming aware of such failure; or (ii) notice of such default is provided by MS; (b) the insolvency or bankruptcy of 33rd Street Funding, the Company or CIM; (c) a change of control of 33rd Street Funding shall have occurred or CIM ceases to be the investment advisor of the Company; (d) the failure by 33rd Street Funding to make any payment when due in connection with any of its other indebtedness having an aggregate value of at least $500, or any other default by 33rd Street Funding of any agreement related to such indebtedness; (e) any representation, warranty, condition or agreement of 33rd Street Funding, the Company or CIM under the loan and servicing agreement is incorrect or not performed, which if capable of being cured, is not cured within 30 days; and (f) the failure to satisfy certain financial covenants, which if capable of being cured, is not cured within the time period specified in the loan and servicing agreement. Upon the occurrence and during the continuation of an event of default, MS may declare the outstanding advances and all other obligations under the MS Credit Facility immediately due and payable.

The Company contributed loans and other corporate debt securities to 33rd Street Funding in exchange for 100% of the membership interests of 33rd Street Funding, and may contribute additional loans and other corporate debt securities to 33rd Street Funding in the future. 33rd Street Funding’s obligations to MS under the MS Credit Facility are secured by a first priority security interest in all of the assets of 33rd Street Funding. The obligations of 33rd Street Funding under the MS Credit Facility are non-recourse to the Company, and the Company's exposure under the MS Credit Facility is limited to the value of the Company's investment in 33rd Street Funding. 33rd Street Funding has appointed CIM to manage its portfolio.

On June 5, 2018, June 12, 2018 and June 28, 2018, 33rd Street Funding drew down $25,000, $75,000 and $50,000 of borrowings under the MS Credit Facility, respectively.

On July 9, 2018, 33rd Street Funding amended and restated the MS Credit Facility to make certain immaterial administrative amendments.

33rd Street Funding paid an upfront fee and incurred certain other customary costs and expenses totaling $2,591 in connection with obtaining the MS Credit Facility, which the Company initially recorded as prepaid expenses and other assets on the Company’s consolidated balance sheets and will amortize to interest expense over the term of the MS Credit Facility. On June 5, 2018, unamortized upfront fees were recorded as a direct reduction to the outstanding balance of the MS Credit Facility, which is included in the Company’s consolidated balance sheet as of June 30, 2018. At June 30, 2018, the unamortized portion of the upfront fee and other expenses was $2,318.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

For the three and six months ended June 30, 2018, the components of interest expense, average borrowings, and weighted average interest rate for the MS Credit Facility were as follows:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Non-usage fee	$333	$762
Stated interest expense	316	316
Amortization of deferred financing costs	129	257
Total interest expense	$778	$1,335
Weighted average interest rate(1)	10.49%	17.43%
Average borrowings	$24,451	$12,293

(1)	Includes the stated interest expense and non-usage fee, if any, on the unused portion of the MS Credit Facility and is annualized for periods covering less than one year.

East West Bank Credit Facility

On April 30, 2015, the Company entered into a revolving credit facility, or the EWB Credit Facility, with East West Bank, or EWB. The EWB Credit Facility provided for borrowings in an aggregate principal amount of up to $40,000, subject to certain conditions, and the Company was required to maintain $2,000 in a demand deposit account with EWB at all times. On April 27, 2017, the EWB Credit Facility expired in accordance with its terms. Through the expiration date, the Company was in compliance with all covenants and reporting requirements under the EWB Credit Facility.

For the three and six months ended June 30, 2018 and 2017, the components of interest expense for the EWB Credit Facility were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Non-usage fee	$—	$15	$—	$65
Amortization of deferred financing costs	—	13	—	63
Total interest expense	$—	$28	$—	$128

Note 9.  Fair Value of Financial Instruments

The following table presents fair value measurements of the Company’s portfolio investments as of June 30, 2018 and December 31, 2017, according to the fair value hierarchy:

	June 30, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior secured first lien debt	$—	$—	$1,378,155	$1,378,155	$—	$—	$1,100,336	$1,100,336
Senior secured second lien debt	—	—	365,598	365,598	—	—	333,944	333,944
Collateralized securities and structured products – debt	—	—	14,903	14,903	—	—	25,289	25,289
Collateralized securities and structured products – equity	—	—	16,050	16,050	—	—	18,525	18,525
Unsecured debt	—	—	—	—	—	—	7,639	7,639
Equity	6,451	—	18,680	25,131	5,638	—	16,277	21,915
Short term investments	182,768	—	—	182,768	206,547	—	—	206,547
Total Investments	$189,219	$—	$1,793,386	$1,982,605	$212,185	$—	$1,502,010	$1,714,195

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

The following tables provide a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30, 2018
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total
Beginning balance, March 31, 2018	$1,160,746	$354,061	$22,380	$18,731	$—	$17,307	$1,573,225
Investments purchased	363,182	20,472	—	—	—	1,301	384,955
Net realized gain (loss)	390	(6,037)	349	137	—	—	(5,161)
Net change in unrealized appreciation (depreciation)	2,067	1,772	(329)	(10)	—	72	3,572
Accretion of discount	1,664	354	3	—	—	—	2,021
Sales and principal repayments	(149,894)	(5,024)	(7,500)	(2,808)	—	—	(165,226)
Ending balance, June 30, 2018	$1,378,155	$365,598	$14,903	$16,050	$—	$18,680	$1,793,386
Change in net unrealized appreciation (depreciation) on investments still held as of June 30, 2018(1)	$1,589	$(4,216)	$22	$112	$—	$72	$(2,421)

(1)	Included in net change in unrealized appreciation on investments in the consolidated statements of operations.

	Six Months Ended June 30, 2018
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total
Beginning balance, December 31, 2017	$1,100,336	$333,944	$25,289	$18,525	$7,639	$16,277	$1,502,010
Investments purchased	608,835	95,480	—	—	—	3,237	707,552
Net realized gain (loss)	1,549	(5,122)	349	137	21	—	(3,066)
Net change in unrealized (depreciation) appreciation	(2,215)	3,124	122	353	14	(834)	564
Accretion of discount	3,657	665	13	—	4	—	4,339
Sales and principal repayments	(334,007)	(62,493)	(10,870)	(2,965)	(7,678)	—	(418,013)
Ending balance, June 30, 2018	$1,378,155	$365,598	$14,903	$16,050	$—	$18,680	$1,793,386
Change in net unrealized (depreciation) appreciation on investments still held as of June 30, 2018(1)	$(1,023)	$(1,993)	$295	$(74)	$—	$(834)	$(3,629)

(1)	Included in net change in unrealized appreciation on investments in the consolidated statements of operations.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

	Three Months Ended June 30, 2017
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total Return Swap	Total
Beginning balance, March 31, 2017	$866,480	$443,637	$38,586	$31,159	$3,890	$3,736	$134	$1,387,622
Investments purchased	290,506	55,812	—	—	—	172	—	346,490
Net realized (loss) gain	(3,500)	814	7	(451)	48	—	413	(2,669)
Net change in unrealized appreciation (depreciation)	10,713	901	125	880	(54)	(354)	(134)	12,077
Accretion of discount	1,749	683	20	—	—	—	—	2,452
Sales and principal repayments	(103,435)	(88,157)	(9,625)	(1,398)	(3,884)	—	(413)	(206,912)
Ending balance, June 30, 2017	$1,062,513	$413,690	$29,113	$30,190	$—	$3,554	$—	$1,539,060
Change in net unrealized appreciation (depreciation) on investments still held as of June 30, 2017(1)	$7,286	$1,340	$(23)	$(428)	$—	$(354)	$—	$7,821

(1)	Included in net change in unrealized appreciation on investments in the consolidated statements of operations except where related to the total return swap, which is included in net change in unrealized appreciation on total return swap.

	Six Months Ended June 30, 2017
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total Return Swap	Total
Beginning balance, December 31, 2016	$489,913	$434,347	$38,114	$34,648	$16,851	$5,107	$(15,402)	$1,003,578
Investments purchased	735,988	118,309	—	—	1,089	172	—	855,558
Net realized (loss) gain	(3,283)	1,451	7	(451)	163	—	(13,856)	(15,969)
Net change in unrealized appreciation (depreciation)	4,840	3,643	570	1,444	439	(1,725)	15,402	24,613
Accretion of discount	2,943	1,250	47	—	29	—	—	4,269
Sales and principal repayments	(167,888)	(145,310)	(9,625)	(5,451)	(18,571)	—	13,856	(332,989)
Ending balance, June 30, 2017	$1,062,513	$413,690	$29,113	$30,190	$—	$3,554	$—	$1,539,060
Change in net unrealized appreciation (depreciation) on investments still held as of June 30, 2017(1)	$4,800	$3,823	$343	$853	$—	$(1,725)	$—	$8,094

(1)	Included in net change in unrealized appreciation on investments in the consolidated statements of operations except where related to the total return swap, which is included in net change in unrealized appreciation on total return swap.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

Significant Unobservable Inputs

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of investments as of June 30, 2018 and December 31, 2017 were as follows:

	June 30, 2018
	Fair Value	Valuation Techniques/ Methodologies	Unobservable Inputs	Range	Weighted Average(1)
Senior secured first lien debt	$956,173	Discounted Cash Flow	Discount Rates	3.0% – 32.4%	9.9%
	418,135	Broker Quotes	Broker Quotes	N/A	N/A
	2,841	Market Comparable Approach	EBITDA Multiple	3.00x – 4.00x	3.40x
	1,006		Revenue Multiple	N/A	0.25x
Senior secured second lien debt	189,355	Broker Quotes	Broker Quotes	N/A	N/A
	176,243	Discounted Cash Flow	Discount Rates	9.0% – 13.0%	10.9%
Collateralized securities and structured products – debt	14,903	Discounted Cash Flow	Discount Rates	N/A	11.0%
Collateralized securities and structured products – equity	16,050	Discounted Cash Flow	Discount Rates	12.8% – 13.0%	12.9%
Equity	9,550	Discounted Cash Flow	Discount Rates	18.5% – 23.5%	20.6%
	6,492	Market Comparable Approach	EBITDA Multiple	5.5% – 10.0%	8.0%
	800		Revenue Multiple	0.20x – 0.35x	0.28x
	1,659	Broker Quotes	Broker Quotes	N/A	N/A
	179	Options Pricing Model	Expected Volatility	30.8% – 70.4%	63.4%
Total	$1,793,386

(1)	Weighted average amounts are based on the estimated fair values.

	December 31, 2017
	Fair Value	Valuation Techniques/ Methodologies	Unobservable Inputs	Range	Weighted Average(1)
Senior secured first lien debt	$701,362	Discounted Cash Flow	Discount Rates	5.0% – 375.0%	12.0%
	377,869	Broker Quotes	Broker Quotes	N/A	N/A
	21,105	Market Comparable Approach	EBITDA Multiple	3.75x – 10.50x	7.65x
			Revenue Multiple	0.75x – 1.00x	0.88x
Senior secured second lien debt	175,847	Discounted Cash Flow	Discount Rates	8.7% – 246.3%	11.1%
	158,097	Broker Quotes	Broker Quotes	N/A	N/A
Collateralized securities and structured products – debt	25,289	Discounted Cash Flow	Discount Rates	6.3% – 11.0%	9.6%
Collateralized securities and structured products – equity	18,525	Discounted Cash Flow	Discount Rates	14.0% – 15.0%	14.5%
Unsecured debt	7,639	Discounted Cash Flow	Discount Rates	N/A	13.1%
Equity	16,250	Market Comparable Approach	EBITDA Multiple	4.50x – 11.00x	9.34x
	27	Options Pricing Model	Expected Volatility	29.0% – 30.0%	29.5%
Total	$1,502,010

(1)	Weighted average amounts are based on the estimated fair values.

The significant unobservable inputs used in the fair value measurement of the Company’s senior secured first lien debt, senior secured second lien debt, collateralized securities and structured products, unsecured debt

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

and equity are discount rates, EBITDA multiples, revenue multiples, broker quotes and expected volatility. A significant increase or decrease in discount rates would result in a significantly lower or higher fair value measurement, respectively. A significant increase or decrease in the EBITDA multiples, revenue multiples, broker quotes and expected volatility would result in a significantly higher or lower fair value measurement, respectively.

Note 10.  General and Administrative Expense

General and administrative expense consisted of the following items for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Professional fees	$324	$228	$953	$796
Transfer agent expense	317	312	646	626
Dues and subscriptions	158	237	402	407
Valuation expense	207	327	371	526
Director fees and expenses	121	116	242	202
Insurance expense	103	104	203	207
Accounting costs	84	45	161	100
Printing and marketing expense	74	126	146	232
Due diligence fees	27	3	109	58
Other expenses	189	173	353	263
Total general and administrative expense	$1,604	$1,671	$3,586	$3,417

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 11.  Commitments and Contingencies

The Company entered into certain contracts with other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to such indemnifications to be remote.

As of June 30, 2018 and December 31, 2017, the Company’s unfunded commitments were as follows:

Unfunded Commitments	June 30, 2018(1)	December 31, 2017(1)
Deutsche Bank AG	$44,997	$—
Citibank(2)	28,775	—
TherapeuticsMD, Inc.(2)	25,000	—
DFC Global Facility Borrower II LLC(2)	8,437	10,425
Lift Brands, Inc.(2)	5,000	—
Ministry Brands, LLC(2)	4,858	1,865
Foundation Consumer Healthcare, LLC(2)	4,211	4,211
Studio Movie Grill Holdings, LLC(2)	4,050	1,608
Visual Edge Technology, Inc.(2)	3,368	—
CircusTrix Holdings, LLC(2)	2,675	—
NM GRC Holdco, LLC	2,654	—
Elemica, Inc.(2)	2,500	2,500
PDI TA Holdings, Inc.	2,427	815
Instant Web, LLC(2)	2,379	—
Moss Holding Company(2)	2,232	3,278
Avetta, LLC(2)	1,672	—
Phylogeny, LLC/Conversant Biologics, LLC	1,299	—
Teladoc, Inc.(2)	1,250	1,250
Ivy Hill Middle Market Credit Fund VIII, Ltd.(2)	1,111	1,111
American Media, Inc.(2)	1,067	237
VLS Recovery Services, LLC(2)	949	1,108
ABG Intermediate Holdings 2 LLC	912	—
West Dermatology, LLC(2)	784	—
Discovery DJ Services LLC(2)	745	4,706
TDG Group Holding Company(2)	657	—
Woodstream Corp.(2)	559	—
Frontline Technologies Group Holding LLC(2)	540	540
LSCS Holdings, Inc.(2)	409	—
Covenant Surgical Partners, Inc.(2)	226	458
Accruent, LLC(2)	64	111
Centene Corp.	—	12,170
Charming Charlie, LLC	—	1,048
Pathway Partners Vet Management Company LLC	—	818
Total	$155,807	$48,259

(1)	Unless otherwise noted, the funding criteria for these unfunded commitments had not been met at the date indicated.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 11.  Commitments and Contingencies  – (continued)

(2)	As of August 2, 2018, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $64, $1,778, $1,089, $2,675, $226, $7,815, $392, $2,500, $4,211, $540, $2,704, $1,111, $5,000, $409, $4,858, $2,232, $128, $4,027, $657, $1,250, $25,000, $840, $470, $609 and $559 to Accruent, LLC, American Media, Inc., Avetta, LLC, CircusTrix Holdings, LLC, Covenant Surgical Partners, Inc., DFC Global Facility Borrower II LLC, Discovery DJ Services LLC, Elemica, Inc., Foundation Consumer Healthcare, LLC, Frontline Technologies Group Holding LLC, Instant Web, LLC, Ivy Hill Middle Market Credit Fund VIII, Ltd., Lift Brands, Inc., LSCS Holdings, Inc., Ministry Brands, LLC, Moss Holding Company, SM Wellness Holdings, Inc., Studio Movie Grill Holdings, LLC, TDG Group Holding Company, Teladoc, Inc., TherapeuticsMD, Inc., Visual Edge Technology, Inc., VLS Recovery Services, LLC, West Dermatology, LLC and Woodstream Corp., respectively. In addition, the Company entered into unfunded commitments of $28,775 with Citibank which had not expired as of August 2, 2018.

Unfunded commitments to provide funds to companies are not recorded on the Company’s consolidated balance sheets. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for the Company. The Company intends to use cash on hand, short-term investments, proceeds from borrowings, and other liquid assets to fund these commitments should the need arise. For information on the companies to which the Company is committed to fund additional amounts as of June 30, 2018 and December 31, 2017, refer to the table above and the consolidated schedules of investments.

The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., advances from its financing arrangements and/or cash flows from operations). The Company will not fund its unfunded commitments from future net proceeds generated by securities offerings. The Company follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded commitments. Specifically, the Company prepares detailed analyses of the level of its unfunded commitments relative to its then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by the Company’s executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that the Company has adequate liquidity to satisfy its unfunded commitments.

Note 12.  Fee Income

Fee income consists of commitment fees and amendment fees. The following table summarizes the Company’s fee income for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Amendment fees	$389	$740	$544	$995
Commitment fees	278	198	337	490
Total	$667	$938	$881	$1,485

For the three and six months ended June 30, 2018 and 2017, all fee income was non-recurring.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 13.  Financial Highlights

The following is a schedule of financial highlights as of and for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Per share data:(1)
Net asset value at beginning of period	$9.14	$9.11
Results of operations:
Net investment income	0.34	0.33
Net realized gain and net change in unrealized appreciation on investments(2)	—	0.07
Net realized gain and net change in unrealized appreciation on total return swap	—	0.01
Net increase in net assets resulting from operations(2)	0.34	0.41
Shareholder distributions:
Distributions from net investment income	(0.37)	(0.31)
Distributions from net realized gains	—	(0.06)
Net decrease in net assets from shareholders' distributions	(0.37)	(0.37)
Capital share transactions:
Issuance of common stock above net asset value(3)	—	—
Repurchases of common stock(4)	—	—
Net increase in net assets resulting from capital share transactions	—	—
Net asset value at end of period	$9.11	$9.15
Shares of common stock outstanding at end of period	115,570,125	112,958,698
Total investment return-net asset value(5)	3.67%	4.60%
Net assets at beginning of period	$1,058,691	$999,763
Net assets at end of period	$1,052,619	$1,033,736
Average net assets	$1,052,915	$1,011,351
Ratio/Supplemental data:
Ratio of net investment income to average net assets	3.74%	3.63%
Ratio of gross operating expenses to average net assets(6)	3.88%	2.64%
Ratio of expenses to average net assets(7)	3.88%	2.64%
Portfolio turnover rate(8)	25.90%	27.34%
Asset coverage ratio(9)	2.17	2.78

(1)	The per share data for the six months ended June 30, 2018 and 2017 was derived by using the weighted average shares of common stock outstanding during each period.
(2)	The amount shown for net realized gain and net change in unrealized appreciation on investments is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating market values for the portfolio. As a result, net increase in net assets resulting from operations in this schedule may vary from the consolidated statements of operations.

CĪON Investment Corporation

Notes to Consolidated Financial Statements (unaudited)
June 30, 2018
(in thousands, except share and per share amounts)

Note 13.  Financial Highlights  – (continued)

(3)	The continuous issuance of shares of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share impact of the continuous issuance of shares of common stock was an increase to net asset value of less than $0.01 per share during the six months ended June 30, 2018 and 2017.
(4)	Repurchases of common stock may cause an incremental decrease in net asset value per share due to the repurchase of shares at a price in excess of net asset value per share on each repurchase date. The per share impact of repurchases of common stock was a decrease to net asset value of less than $0.01 per share during the six months ended June 30, 2018 and 2017.
(5)	Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including distributions paid or payable during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that monthly cash distributions are reinvested in accordance with the Company's distribution reinvestment plan then in effect as described in Note 5. The total investment return-net asset value does not consider the effect of the sales load from the sale of the Company’s common stock. The total investment return-net asset value includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. Total returns covering less than a full year are not annualized.
(6)	Ratio of gross operating expenses to average net assets does not include expense support provided by CIG, AIM and/or CIM, if any.
(7)	In order to record an obligation to reimburse CIM for expense support provided, the ratio of gross operating expenses to average net assets, when considering the recoupment, in the period in which recoupment is sought, cannot exceed the ratio of gross operating expenses to average net assets for the period when the expense support was provided. For purposes of this calculation, gross operating expenses include all expenses borne by the Company, except for offering and organizational costs, base management fees, incentive fees, administrative services expenses, other general and administrative expenses owed to CIM and its affiliates and interest expense. For the six months ended June 30, 2018 and 2017, the ratio of gross operating expenses to average net assets, when considering recoupment of expense support to CIG, was 0.31% and 0.30%, respectively.
(8)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or purchases over the average of the invested assets at fair value, excluding short term investments, and is not annualized.
(9)	Asset coverage ratio is equal to (i) the sum of (a) net assets at the end of the period and (b) total senior securities outstanding at the end of the period (excluding unfunded commitments), divided by (ii) total senior securities outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treated the outstanding TRS notional amount at the end of the period, less the total amount of cash collateral posted by Flatiron under the TRS, as senior securities.

Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors of CĪON Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CĪON Investment Corporation (the Company), including the consolidated schedule of investments, as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CĪON Investment Corporation at December 31, 2017 and 2016, and the consolidated results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017 and 2016, by correspondence with the custodian and others, or by other appropriate auditing procedures where replies from others were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012
New York, New York
March 15, 2018

CĪON Investment Corporation

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2017	December 31, 2016
Assets
Investments, at fair value:
Non-controlled, non-affiliated investments (amortized cost of $1,692,978 and $1,096,948, respectively)	$1,698,662	$1,089,478
Non-controlled, affiliated investments (amortized cost of $19,422)	15,533	—
Total investments, at fair value (amortized cost of $1,712,400 and $1,096,948, respectively)	1,714,195	1,089,478
Derivative asset (cost of $0 and $229, respectively)	—	46
Cash	56,354	15,046
Restricted cash	—	2,000
Due from counterparty(1)	—	143,335
Interest receivable on investments	12,433	6,689
Receivable due on investments sold	29,524	—
Receivable due on total return swap(1)	—	4,187
Prepaid expenses and other assets	3,417	282
Total assets	$1,815,923	$1,261,063
Liabilities and Shareholders’ Equity
Liabilities
Financing arrangements (net of unamortized debt issuance costs of $6,018 and $3,212, respectively)	$705,447	$221,211
Payable for investments purchased	36,439	15,837
Accounts payable and accrued expenses	1,432	1,476
Interest payable	2,311	864
Commissions payable for common stock purchased	—	2
Accrued management fees	7,821	5,781
Accrued subordinated incentive fee on income	3,222	—
Accrued administrative services expense	556	682
Due to CIG – offering costs	4	45
Unrealized depreciation on total return swap(1)	—	15,402
Total liabilities	757,232	261,300
Commitments and contingencies (Note 4 and Note 11)
Shareholders’ Equity
Common stock, $0.001 par value; 500,000,000 shares authorized; 115,781,751 and 109,787,557 shares issued and outstanding, respectively	116	110
Capital in excess of par value	1,076,131	1,021,280
Undistributed net investment income	10,368	1,428
Accumulated net realized loss from investments	(10,385)	—
Accumulated net unrealized appreciation (depreciation) on investments	1,795	(7,653)
Accumulated net realized loss from total return swap(1)	(19,334)	—
Accumulated net unrealized depreciation on total return swap(1)	—	(15,402)
Total shareholders’ equity	1,058,691	999,763
Total liabilities and shareholders’ equity	$1,815,923	$1,261,063
Net asset value per share of common stock at end of period	$9.14	$9.11

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2017	2016	2015
Investment income
Interest income:
Non-controlled, non-affiliated investments	$136,447	$79,892	$51,994
Non-controlled, affiliated investments	1,613	—	—
Total interest income	138,060	79,892	51,994
Fee and other income	6,928	698	815
Total investment income	144,988	80,590	52,809
Operating expenses
Management fees	29,549	20,092	14,827
Administrative services expense	2,160	1,834	1,900
Subordinated incentive fee on income(1)	3,222	—	—
General and administrative(2)	7,116	6,717	6,248
Interest expense	23,075	3,569	405
Total operating expenses	65,122	32,212	23,380
Recoupment of expense support from CIG(3)	—	667	4,667
Net operating expenses	65,122	32,879	28,047
Net investment income	79,866	47,711	24,762
Realized and unrealized gains (losses)
Net realized (losses) gains on:
Non-controlled, non-affiliated investments	(5,090)	2,725	1,121
Non-controlled, affiliated investments	65	—	—
Total return swap(4)	(13,956)	28,159	30,753
Foreign currency	164	(4)	—
Net realized (losses) gains	(18,817)	30,880	31,874
Net change in unrealized appreciation (depreciation) on:
Non-controlled, non-affiliated investments	14,360	21,584	(27,587)
Non-controlled, affiliated investments	(4,912)	—	—
Total return swap(4)	15,402	19,498	(30,491)
Net change in unrealized appreciation (depreciation)	24,850	41,082	(58,078)
Net realized and unrealized gains (losses)	6,033	71,962	(26,204)
Net increase (decrease) in net assets resulting from operations	$85,899	$119,673	$(1,442)
Per share information – basic and diluted
Net increase (decrease) in net assets per share resulting from operations	$0.77	$1.13	$(0.02)
Weighted average shares of common stock outstanding	112,256,276	105,951,017	78,501,760

(1)	See Note 4 for a discussion of the methodology employed by the Company in calculating the subordinated incentive fee on income.
(2)	See Note 10 for details of the Company’s general and administrative expenses.
(3)	See Note 4 for a discussion of expense support from CIG and recoupment of expense support.
(4)	See Note 7 for a discussion of the Company’s total return swap agreement.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Statements of Changes in Net Assets
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2017	2016	2015
Changes in net assets from operations:
Net investment income	$79,866	$47,711	$24,762
Net realized (loss) gain on investments	(5,025)	2,725	1,121
Net realized gain (loss) on foreign currency	164	(4)	—
Net change in unrealized appreciation (depreciation) on investments	9,448	21,584	(27,587)
Net realized (loss) gain on total return swap(1)	(13,956)	28,159	30,753
Net change in unrealized appreciation (depreciation) on total return swap(1)	15,402	19,498	(30,491)
Net increase (decrease) in net assets resulting from operations	85,899	119,673	(1,442)
Changes in net assets from shareholders’ distributions:(2)
Net investment income	(76,683)	(45,549)	(24,762)
Net realized gain on total return swap
Net interest and other income from TRS portfolio	(3,494)	(26,273)	(30,281)
Net gain on TRS loan sales	(1,884)	(2,916)	(472)
Net realized gain on investments and foreign currency	—	(2,721)	(1,121)
Distributions in excess of net investment income(3)	—	—	(632)
Net decrease in net assets from shareholders’ distributions	(82,061)	(77,459)	(57,268)
Changes in net assets from capital share transactions:
Issuance of common stock, net of issuance costs of $2,193, $2,823 and $43,746, respectively	55,838	32,008	443,858
Reinvestment of shareholders’ distributions	39,658	39,047	29,886
Repurchase of common stock	(40,406)	(17,832)	(7,097)
Net increase in net assets resulting from capital share transactions	55,090	53,223	466,647
Total increase in net assets	58,928	95,437	407,937
Net assets at beginning of period	999,763	904,326	496,389
Net assets at end of period	$1,058,691	$999,763	$904,326
Net asset value per share of common stock at end of period	$9.14	$9.11	$8.71
Shares of common stock outstanding at end of period	115,781,751	109,787,557	103,814,361
Undistributed net investment income at end of period	$10,368	$1,428	$—

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	This table presents changes in net assets from shareholders’ distributions on a GAAP basis. See Note 5 for a discussion of the sources of distributions paid by the Company and Note 14 for the sources of distributions paid by the Company on a tax basis.
(3)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2017	2016	2015
Operating activities:
Net increase (decrease) in net assets resulting from operations	$85,899	$119,673	$(1,442)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net accretion of discount on investments	(9,211)	(2,763)	(1,025)
Proceeds from principal repayment of investments	558,594	194,124	41,828
Purchase of investments	(1,423,490)	(569,003)	(438,217)
Increase in short term investments, net	(136,049)	(51,606)	(8,542)
Paid-in-kind interest	(2,546)	(1,255)	—
Proceeds from sale of investments	392,450	34,951	71,605
Net realized loss (gain) on investments	5,025	(2,725)	(1,121)
Net change in unrealized (appreciation) depreciation on investments	(9,448)	(21,584)	27,587
Net change in unrealized (appreciation) depreciation on total return swap(1)	(15,402)	(19,498)	30,491
Amortization of debt issuance costs	1,853	529	186
(Increase) decrease in due from counterparty(1)	143,335	82,981	(97,928)
(Increase) decrease in interest receivable on investments	(5,740)	(580)	(3,789)
(Increase) decrease in receivable due on investments sold	(29,524)	50	(50)
(Increase) decrease in receivable due on total return swap(1)	4,187	1,988	(1,618)
(Increase) decrease in prepaid expenses and other assets	(625)	134	(26)
Increase (decrease) in payable for investments purchased	20,602	6,037	5,694
Increase (decrease) in accounts payable and accrued expenses	(84)	777	177
Increase (decrease) in interest payable	1,447	864	—
Increase (decrease) in accrued management fees	2,040	1,351	3,399
Increase (decrease) in accrued administrative services expense	(126)	65	47
Increase (decrease) in due to CIG – offering costs	(41)	8	(447)
Increase (decrease) in accrued recoupment of expense support from CIG(2)	—	(480)	480
Increase (decrease) in subordinated incentive fee on income payable	3,222	—	—
Net cash used in operating activities	(413,632)	(225,962)	(372,711)
Financing activities:
Gross proceeds from issuance of common stock	58,031	40,290	483,604
Commissions and dealer manager fees paid	(2,195)	(3,295)	(43,869)
Repurchase of common stock	(40,406)	(17,832)	(7,097)
Shareholders’ distributions paid(3)	(42,403)	(38,412)	(27,382)
Borrowings under financing arrangements(4)	487,042	242,423	32,000
Repayment of financing arrangements(4)	—	(18,000)	(32,000)
Debt issuance costs paid	(7,129)	(3,907)	(278)
Net cash provided by financing activities	452,940	201,267	404,978
Net increase (decrease) in cash and restricted cash	39,308	(24,695)	32,267
Cash and restricted cash, beginning of period	17,046	41,741	9,474
Cash and restricted cash, end of period	$56,354	$17,046	$41,741
Supplemental disclosure of cash flow information
Cash paid for interest	$19,832	$2,175	$219
Supplemental non-cash financing activities:
Reinvestment of shareholders’ distributions(3)	$39,658	$39,047	$29,886

(1)	See Note 7 for a discussion of the Company’s total return swap agreement.
(2)	See Note 4 for a discussion of expense support from CIG and recoupment of expense support.
(3)	See Note 5 for a discussion of the sources of distributions paid by the Company.
(4)	See Note 8 for a discussion of the Company’s financing arrangements.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Senior Secured First Lien Debt – 103.9%
AbelConn, LLC/Atrenne Computing Solutions, LLC/Airco Industries, LLC, L+875, 1.00% LIBOR Floor, 7/17/2019(n)(p)	3 Month LIBOR	Aerospace & Defense	$18,724	$18,501	$18,677
Academy, Ltd., L+400, 1.00% LIBOR Floor, 7/1/2022(o)	Various	Retail	14,572	11,714	11,557
Access CIG, LLC, L+500, 1.00% LIBOR Floor, 10/18/2021(e)(o)	1 Month LIBOR	Services: Business	6,729	6,769	6,796
Adams Publishing Group, LLC, L+700, 1.00% LIBOR Floor, 11/3/2020(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	5,303	5,258	5,303
Advanced Integration Technology LP, L+475, 1.00% LIBOR Floor, 4/3/2023(o)	1 Month LIBOR	Aerospace & Defense	3,970	4,003	4,000
ALM Media, LLC, L+450, 1.00% LIBOR Floor, 7/31/2020(o)	3 Month LIBOR	Media: Advertising, Printing & Publishing	7,529	7,254	6,588
Alvogen Pharma US, Inc., L+500, 1.00% LIBOR Floor, 4/1/2022(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	8,224	8,188	8,168
American Clinical Solutions LLC, 12.50%, 6/11/2020(u)	None	Healthcare & Pharmaceuticals	8,834	8,743	8,326
American Dental Partners, Inc., L+475, 1.00% LIBOR Floor, 8/29/2021(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,694	10,256	10,641
American Energy – Marcellus, LLC, L+425, 1.00% LIBOR Floor, 8/4/2020(r)	1 Month LIBOR	Energy: Oil & Gas	4,033	3,045	2,985
American Media, Inc., L+900, 1.00% LIBOR Floor, 8/24/2020(e)(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	15,807	15,502	16,203
American Media, Inc., 9.00% Unfunded, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	154	—	4
American Media, Inc., 0.50% Unfunded, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	83	—	2
American Teleconferencing Services, Ltd., L+650, 1.00% LIBOR Floor, 12/8/2021(n)(o)(p)	3 Month LIBOR	Telecommunications	21,324	19,599	21,093
AMPORTS, Inc., L+500, 1.00% LIBOR Floor, 5/19/2020(j)(n)(p)	3 Month LIBOR	Automotive	18,943	18,687	18,943
AP Exhaust Acquisition, LLC, L+500, 1.00% LIBOR Floor, 5/10/2024(o)	3 Month LIBOR	Automotive	5,613	5,424	5,542
ASG Technologies Group, Inc., L+475, 1.00% LIBOR Floor, 7/31/2024(o)	1 Month LIBOR	High Tech Industries	4,988	4,964	5,040
Associated Asphalt Partners, LLC, L+525, 1.00% LIBOR Floor, 4/5/2024(o)	1 Month LIBOR	Construction & Building	10,927	10,733	9,998
Azure Midstream Energy, LLC, L+650, 1.00% LIBOR Floor, 11/15/2018(o)	1 Month LIBOR	Energy: Oil & Gas	2,084	2,031	1,876
Bambino CI Inc., L+600, 0.00% LIBOR Floor, 10/18/2023	1 Month LIBOR	Healthcare & Pharmaceuticals	2,821	2,759	2,757
Cadence Aerospace, LLC, L+650, 1.00% LIBOR Floor, 11/14/2023(p)	3 Month LIBOR	Aerospace & Defense	20,000	19,802	19,500
Caraustar Industries, Inc., L+550, 1.00% LIBOR Floor, 3/14/2022(o)	3 Month LIBOR	Forest Products & Paper	5,577	5,638	5,599
Cardinal US Holdings, Inc., L+500, 1.00% LIBOR Floor, 7/31/2023(o)	1 Month LIBOR	Services: Business	8,479	7,897	8,140
CB URS Holdings Corp., L+525, 1.00% LIBOR Floor, 9/1/2024(o)	1 Month LIBOR	Transportation: Cargo	14,888	14,814	15,046
Central Security Group, Inc., L+563, 1.00% LIBOR Floor, 10/6/2021(o)	1 Month LIBOR	Services: Consumer	17,899	17,929	17,966
CF Entertainment Inc., L+850, 1.00% LIBOR Floor, 1/27/2023(n)(p)	6 Month LIBOR	Media: Diversified & Production	58,900	57,853	58,900

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
CF Entertainment Inc., L+850, 1.00% LIBOR Floor, 1/27/2023	6 Month LIBOR	Media: Diversified & Production	$3,037	$2,982	$3,030
CF Entertainment Inc., L+850, 1.00% LIBOR Floor, 1/27/2023	6 Month LIBOR	Media: Diversified & Production	17,500	17,302	17,456
Charming Charlie, LLC, L+450, 1.00% LIBOR Floor, 6/8/2018(e)	1 Month LIBOR	Retail	1,048	1,048	1,048
Charming Charlie, LLC, 0.38% Unfunded, 6/8/2018(e)	None	Retail	1,048	—	—
Charming Charlie, LLC, L+800, 1.00% LIBOR Floor, 12/24/2019(e)(i)(r)	3 Month LIBOR	Retail	12,125	4,783	3,880
Command Alkon Inc., L+500, 1.00% LIBOR Floor, 9/1/2023	3 Month LIBOR	High Tech Industries	7,541	7,504	7,390
Confie Seguros Holding II Co., L+525, 1.00% LIBOR Floor, 4/16/2022(o)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	15,902	15,786	15,897
Covenant Surgical Partners, Inc., L+475, 0.00% LIBOR Floor, 10/4/2024(e)(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	1,874	1,869	1,888
Covenant Surgical Partners, Inc., L+475, 0.00% LIBOR Floor, 10/4/2024(e)(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	104	102	104
Covenant Surgical Partners, Inc., 4.75% Unfunded, 10/4/2018(e)(o)	None	Healthcare & Pharmaceuticals	458	—	3
CSP Technologies North America, LLC, L+525, 1.00% LIBOR Floor, 1/29/2022(p)	3 Month LIBOR	Chemicals, Plastics & Rubber	13,518	13,283	13,552
David’s Bridal, Inc., L+400, 1.25% LIBOR Floor, 10/11/2019(o)	3 Month LIBOR	Retail	3,477	3,044	3,060
DBRS, Inc., L+525, 1.00% LIBOR Floor, 3/4/2022(h)(o)	3 Month LIBOR	Services: Business	5,907	5,719	5,922
Deluxe Entertainment Services Group Inc., L+550, 1.00% LIBOR Floor, 2/28/2020(o)	3 Month LIBOR	Media: Diversified & Production	9,797	9,763	9,620
DFC Global Facility Borrower II LLC, L+1075, 1.00% LIBOR Floor, 9/27/2022(e)	1 Month LIBOR	Services: Consumer	19,575	19,433	19,575
DFC Global Facility Borrower II LLC, 0.50% Unfunded, 9/27/2019(e)	None	Services: Consumer	10,425	—	—
Discovery DJ Services LLC, L+725, 1.00% LIBOR Floor, 10/25/2022(e)	3 Month LIBOR	Energy: Oil & Gas	5,294	5,099	5,188
Discovery DJ Services LLC, 0.50% Unfunded, 4/25/2019(e)	None	Energy: Oil & Gas	4,314	—	(86)
Discovery DJ Services LLC, 0.50% Unfunded, 10/25/2022(e)	None	Energy: Oil & Gas	392	—	(8)
Dodge Data & Analytics, LLC/Skyline Data News and Analytics, LLC, L+875, 1.00% LIBOR Floor, 10/31/2019(n)	3 Month LIBOR	Construction & Building	9,862	9,770	9,702
DXP Enterprises, Inc., L+550, 1.00% LIBOR Floor, 8/29/2023(h)(o)	1 Month LIBOR	Energy: Oil & Gas	9,975	9,879	9,975
EagleTree-Carbide Acquisition Corp., L+475, 1.00% LIBOR Floor, 8/28/2024(o)	3 Month LIBOR	Consumer Goods: Durable	9,975	9,875	10,050
Eastman Kodak Company, L+625, 1.00% LIBOR Floor, 9/3/2019(h)(o)	1 Month LIBOR	Consumer Goods: Durable	1,965	1,961	1,695
Elemica, Inc., L+800, 1.00% LIBOR Floor, 7/7/2021(e)(n)(p)	1 Month LIBOR	High Tech Industries	17,238	16,906	17,065
Elemica, Inc., 0.50% Unfunded, 7/7/2021(e)	None	High Tech Industries	2,500	(44)	(25)
Emmis Operating Company, L+700, 1.00% LIBOR Floor, 4/18/2019(o)	1 Month LIBOR	Media: Broadcasting & Subscription	3,384	3,220	3,300
Entertainment Studios P&A LLC, 15.00%, 5/18/2037(w)	None	Media: Diversified & Production	17,500	17,353	16,887

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Entertainment Studios P&A LLC, 5.00%, 5/18/2037(w)	None	Media: Diversified & Production	$3,707	$3,634	$9,336
EnTrans International, LLC, L+750, 1.00% LIBOR Floor, 6/4/2020	2 Month LIBOR	Capital Equipment	13,031	10,265	13,031
Evergreen Skills Lux S.À:.R.L., L+475, 1.00% LIBOR Floor, 4/28/2021(h)(o)	1 Month LIBOR	High Tech Industries	10,236	9,607	9,887
F+W Media, Inc., L+1000, 1.50% LIBOR Floor, 5/24/2022(n)(r)(t)(u)	1 Month LIBOR	Media: Diversified & Production	2,736	2,743	1,498
F+W Media, Inc., L+650, 1.50% LIBOR Floor, 5/24/2022(t)	1 Month LIBOR	Media: Diversified & Production	1,114	1,114	1,169
Forbes Media LLC, L+675, 1.00% LIBOR Floor, 9/12/2019(j)(p)	2 Month LIBOR	Media: Advertising, Printing & Publishing	15,000	14,751	15,000
Foundation Consumer Healthcare, LLC, 0.50% Unfunded, 11/2/2023(e)	None	Healthcare & Pharmaceuticals	4,211	(32)	(21)
Foundation Consumer Healthcare, LLC, L+650, 1.00% LIBOR Floor, 11/2/2023(e)(n)(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	45,789	45,451	45,561
Frontline Technologies Group Holding LLC, 1.00% Unfunded, 9/18/2019(e)	None	High Tech Industries	540	—	(6)
Frontline Technologies Group Holding LLC, L+650, 1.00% LIBOR Floor, 9/18/2023(e)	3 Month LIBOR	High Tech Industries	2,748	2,717	2,715
Global Franchise Group, LLC, L+575, 1.00% LIBOR Floor, 12/18/2019	3 Month LIBOR	Beverage, Food & Tobacco	2,161	2,142	2,139
Harland Clarke Holdings Corp., L+475, 1.00% LIBOR Floor, 11/3/2023(o)	3 Month LIBOR	Services: Business	14,865	14,792	14,945
Healogics, Inc., L+425, 1.00% LIBOR Floor, 7/1/2021(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	4,850	4,588	4,243
Heartland Dental, LLC, L+475, 1.00% LIBOR Floor, 7/31/2023(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	4,000	3,981	4,060
Help/Systems Holdings, Inc., L+450, 1.00% LIBOR Floor, 10/8/2021(o)	3 Month LIBOR	Services: Business	11,909	11,897	11,987
Infinity Sales Group, LLC, L+1050, 1.00% LIBOR Floor, 11/21/2018(n)	1 Month LIBOR	Services: Business	7,540	7,230	7,031
InfoGroup Inc., L+500, 1.00% LIBOR Floor, 4/3/2023(o)(p)	3 Month LIBOR	Media: Advertising, Printing & Publishing	14,080	14,069	13,799
International Seaways, Inc., L+550, 1.00% LIBOR Floor, 6/22/2022(h)(o)	1 Month LIBOR	Transportation: Cargo	9,938	9,753	10,012
Ipsen International GmbH, L+800, 1.00% LIBOR Floor, 9/30/2019(h)(j)	1 Month LIBOR	Capital Equipment	1,253	1,256	1,253
Ipsen, Inc., L+700, 1.00% LIBOR Floor, 9/30/2019(j)(p)	1 Month LIBOR	Capital Equipment	8,019	7,955	7,999
Island Medical Management Holdings, LLC, L+550, 1.00% LIBOR Floor, 9/1/2022(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	13,709	13,543	13,411
ITC Service Group Acquisition LLC, L+950, 0.50% LIBOR Floor, 5/26/2021(j)(n)	1 Month LIBOR	High Tech Industries	11,250	11,075	11,053
KLO Intermediate Holdings, LLC, L+775, 1.25% LIBOR Floor, 4/7/2022(p)	1 Month LIBOR	Chemicals, Plastics & Rubber	7,573	7,490	7,479
KLO Intermediate Holdings, LLC, L+775, 1.25% LIBOR Floor, 4/7/2022(p)	1 Month LIBOR	Chemicals, Plastics & Rubber	4,384	4,336	4,330
KNB Holdings Corp., L+550, 1.00% LIBOR Floor, 4/26/2024(o)	3 Month LIBOR	Consumer Goods: Durable	15,900	15,603	16,079
Labvantage Solutions Inc., L+800, 1.00% LIBOR Floor, 12/29/2020(p)	1 Month LIBOR	High Tech Industries	4,625	4,590	4,671
Labvantage Solutions Ltd., E+800, 1.00% EURIBOR Floor, 12/29/2020(h)	1 Month EURIBOR	High Tech Industries	€4,237	4,729	5,137

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Lift Brands, Inc., L+800, 1.00% LIBOR Floor, 12/23/2019(n)	3 Month LIBOR	Services: Consumer	$9,161	$9,088	$9,161
Logix Holding Company, LLC, L+575, 1.00% LIBOR Floor, 12/22/2024(i)(o)	1 Month LIBOR	Telecommunications	5,040	4,990	4,990
Lonestar Prospects, Ltd, L+950, 1.00% LIBOR Floor, 8/1/2021	3 Month LIBOR	Energy: Oil & Gas	7,718	7,582	7,564
LTCG Holdings Corp., L+500, 1.00% LIBOR Floor, 6/6/2020(o)	1 Month LIBOR	Services: Business	5,911	5,610	5,897
MB2 Dental Solutions, LLC, L+475, 1.00% LIBOR Floor, 9/29/2023	3 Month LIBOR	Healthcare & Pharmaceuticals	2,185	2,159	2,158
Ministry Brands, LLC, L+500, 1.00% LIBOR Floor, 12/2/2022(n)	1 Month LIBOR	Services: Business	4,947	4,773	4,947
Ministry Brands, LLC, L+500, 1.00% LIBOR Floor, 12/2/2022(p)	1 Month LIBOR	Services: Business	2,413	2,413	2,413
Ministry Brands, LLC, L+100, 1.00% LIBOR Floor, Unfunded, 2/22/2019	1 Month LIBOR	Services: Business	1,477	—	—
Moss Holding Company, L+675, 1.00% LIBOR Floor, 4/17/2023(e)(n)(p)	3 Month LIBOR	Services: Business	18,877	18,570	18,641
Moss Holding Company, 0.50% Unfunded, 4/17/2023(e)	None	Services: Business	2,232	—	(28)
Moss Holding Company, 0.75% Unfunded, 5/7/2018(e)	None	Services: Business	1,046	—	(13)
MRO Holdings, Inc., L+525, 1.00% LIBOR Floor, 10/25/2023(o)	3 Month LIBOR	Aerospace & Defense	4,490	4,446	4,529
MSHC, Inc., L+425, 1.00% LIBOR Floor, 7/31/2023	3 Month LIBOR	Services: Business	2,853	2,839	2,838
Murray Energy Corp., L+725, 1.00% LIBOR Floor, 4/16/2020(o)	3 Month LIBOR	Metals & Mining	3,629	3,546	3,185
National Intergovernmental Purchasing Alliance Company, L+500, 1.00% LIBOR Floor, 9/19/2022	3 Month LIBOR	Services: Business	1,826	1,791	1,790
Navex Global, Inc, L+425, 1.00% LIBOR Floor, 11/19/2021(o)	1 Month LIBOR	High Tech Industries	17,910	17,960	17,978
Nextech Systems, LLC, L+725, 1.00% LIBOR Floor, 6/22/2021(j)(n)	1 Month LIBOR	High Tech Industries	15,142	14,673	14,991
Opal Acquisition, Inc., L+400, 1.00% LIBOR Floor, 11/27/2020(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,209	9,695	9,558
Orbcomm Inc., 8.00%, 4/1/2024(n)	None	Telecommunications	9,237	9,237	9,843
P.F. Chang’s China Bistro, Inc., L+500, 1.00% LIBOR Floor, 9/1/2022(o)	3 Month LIBOR	Beverage, Food & Tobacco	9,975	9,688	9,489
Paris Presents Inc., L+500, 1.00% LIBOR Floor, 12/31/2020(p)	1 Month LIBOR	Consumer Goods: Durable	8,931	8,857	8,931
Pathway Partners Vet Management Company LLC, 1.00% Unfunded, 10/10/2019(e)	None	Healthcare & Pharmaceuticals	818	—	2
Pathway Partners Vet Management Company LLC, L+425, 0.00% LIBOR Floor,10/10/2024(e)	1 Month LIBOR	Healthcare & Pharmaceuticals	2,176	2,156	2,182
PDI TA Holdings, Inc., L+475, 1.00% LIBOR Floor, 8/25/2023	6 Month LIBOR	High Tech Industries	713	713	706
PDI TA Holdings, Inc., 0.50% Unfunded, 8/24/2018	None	High Tech Industries	570	—	(6)
Petroflow Energy Corp., L+800, 1.00% LIBOR Floor, 6/29/2019(n)(r)(t)(u)	1 Month LIBOR	Energy: Oil & Gas	3,789	3,573	3,391
Photonis Technologies SAS, L+750, 1.00% LIBOR Floor, 9/18/2019(h)(o)	3 Month LIBOR	Aerospace & Defense	6,397	5,646	5,606

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Plano Molding Company, LLC, L+750, 1.00% LIBOR Floor, 5/12/2021(n)	1 Month LIBOR	Consumer Goods: Non-Durable	$7,954	$7,880	$7,055
Project Leopard Holdings, Inc., L+550, 1.00% LIBOR Floor, 7/7/2023(o)	3 Month LIBOR	High Tech Industries	3,990	3,981	4,020
Radio One, Inc., L+400, 1.00% LIBOR Floor, 4/18/2023(o)	3 Month LIBOR	Media: Broadcasting & Subscription	2,965	2,938	2,924
Reddy Ice Corp., L+550, 1.25% LIBOR Floor, 5/1/2019(o)	3 Month LIBOR	Beverage, Food & Tobacco	1,905	1,889	1,885
Rhino Energy LLC, L+1000, 1.00% LIBOR Floor, 12/27/2020	3 Month LIBOR	Metals & Mining	10,000	9,601	9,600
Rimini Street, Inc., 15.00%, 6/24/2020(n)(u)	None	High Tech Industries	20,087	19,866	20,589
Robertshaw US Holding Corp., L+450, 0.00% LIBOR Floor, 8/10/2024(o)	1 Month LIBOR	Chemicals, Plastics & Rubber	3,147	3,124	3,178
Sequoia Healthcare Management, LLC, 16.00%, 7/17/2019(n)(t)	None	Healthcare & Pharmaceuticals	5,407	5,351	5,407
SG Acquisition, Inc., L+500, 1.00% LIBOR Floor, 3/29/2024(o)	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,985	3,950	3,960
Shift PPC LLC, L+600, 1.00% LIBOR Floor, 12/22/2021(p)	3 Month LIBOR	High Tech Industries	4,847	4,739	4,847
SI Organization, Inc., L+475, 1.00% LIBOR Floor, 11/23/2019(o)	3 Month LIBOR	Services: Business	7,672	7,754	7,782
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 1/21/2020(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,728	12,668	12,632
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 7/21/2020(n)(s)	3 Month LIBOR	Healthcare & Pharmaceuticals	428	426	425
Sprint Industrial Holdings, LLC, L+575, 1.25% LIBOR Floor, 5/14/2019(n)	3 Month LIBOR	Energy: Oil & Gas	8,024	7,695	7,512
STG-Fairway Acquisitions, Inc., L+525, 1.00% LIBOR Floor, 6/30/2022(o)	3 Month LIBOR	Services: Business	3,929	3,825	3,889
Studio Movie Grill Holdings, LLC, L+725, 1.00% LIBOR Floor, 9/30/2020(e)(n)	3 Month LIBOR	Hotel, Gaming & Leisure	17,378	17,273	17,378
Teladoc, Inc., 0.50% Unfunded,7/14/2020(e)(h)	None	High Tech Industries	1,250	(43)	—
Telestream Holdings Corp., L+643, 1.00% LIBOR Floor, 3/24/2022(j)(n)	3 Month LIBOR	High Tech Industries	8,640	8,460	8,381
Tenere Inc., L+1000, 1.00% LIBOR Floor, 12/23/2021(n)(p)	3 Month LIBOR	Capital Equipment	31,760	31,288	30,966
Tensar Corp., L+475, 1.00% LIBOR Floor, 7/9/2021(o)	3 Month LIBOR	Chemicals, Plastics & Rubber	13,236	12,476	12,938
The Pasha Group, L+750, 1.00% LIBOR Floor, 1/26/2023(i)(p)	1 Month LIBOR	Transportation: Cargo	8,020	7,779	7,819
Therapure Biopharma Inc., L+875, 0.50% LIBOR Floor, 12/1/2021(h)	1 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,938	15,713
U.S. Renal Care, Inc., L+425, 1.00% LIBOR Floor, 12/30/2022(o)	3 Month LIBOR	Healthcare & Pharmaceuticals	7,947	7,768	7,844
Vero Parent, Inc., L+500, 1.00% LIBOR Floor, 8/16/2024(o)	3 Month LIBOR	High Tech Industries	14,963	14,819	14,645
Vince, LLC, L+700, 1.00% LIBOR Floor, 11/27/2019(h)(o)	3 Month LIBOR	Retail	901	868	789
Visual Edge Technology, Inc., L+575, 1.00% LIBOR Floor, 8/31/2022(e)	1 Month LIBOR	Services: Business	9,446	9,267	9,304
Visual Edge Technology, Inc., L+575, 1.00% LIBOR Floor, 8/31/2022(e)	1 Month LIBOR	Services: Business	4,796	4,751	4,724

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
VLS Recovery Services, LLC, L+600, 1.00% LIBOR Floor, 10/17/2023(e)	2 Month LIBOR	Services: Business	$3,900	$3,853	$3,801
VLS Recovery Services, LLC, 1.00% Unfunded, 10/17/2019(e)	None	Services: Business	1,108	(62)	(28)
WD Wolverine Holdings, LLC, L+550, 1.00% LIBOR Floor, 8/16/2022(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	14,228	13,941	13,801
Western Dental Services, Inc., L+525, 1.00% LIBOR Floor, 6/30/2023(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	2,186	2,165	2,197
Total Senior Secured First Lien Debt				1,088,512	1,100,336
Senior Secured Second Lien Debt – 31.5%
1A Smart Start LLC, L+850, 1.00% LIBOR Floor, 8/21/2022(n)	3 Month LIBOR	High Tech Industries	17,800	17,455	17,444
ABG Intermediate Holdings 2 LLC, L+775, 1.00% LIBOR Floor, 9/29/2025(n)	3 Month LIBOR	Retail	6,475	6,428	6,572
Access CIG, LLC, L+875, 1.00% LIBOR Floor, 10/17/2022(e)(p)	1 Month LIBOR	Services: Business	16,030	15,533	15,709
Accruent, LLC, L+875, 1.00% LIBOR Floor, 7/28/2024	3 Month LIBOR	High Tech Industries	1,554	1,529	1,530
Accruent, LLC, 0.75% Unfunded,7/28/2018(e)	None	High Tech Industries	111	—	(2)
ALM Media, LLC, L+800, 1.00% LIBOR Floor, 7/30/2021(n)(p)	3 Month LIBOR	Media: Advertising, Printing & Publishing	10,344	10,241	8,896
American Residential Services LLC, L+800, 1.00% LIBOR Floor, 12/31/2021(n)	1 Month LIBOR	Construction & Building	4,933	4,898	4,933
Argon Medical Devices Holdings, Inc., L+800, 0.00% LIBOR Floor, 10/27/2025(i)(n)	1 Month LIBOR	Healthcare & Pharmaceuticals	14,400	14,328	14,472
Avalign Technologies, Inc., L+825, 1.00% LIBOR Floor, 7/15/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	5,500	5,449	5,514
Command Alkon Inc., L+900, 1.00% LIBOR Floor, 3/1/2024	3 Month LIBOR	High Tech Industries	2,440	2,405	2,404
Drew Marine Group, Inc., L+700, 1.00% LIBOR Floor, 5/19/2021(h)(n)	1 Month LIBOR	Chemicals, Plastics & Rubber	9,500	9,467	9,506
EagleTree-Carbide Acquisition Corp., L+850, 1.00% LIBOR Floor, 8/28/2025(p)	3 Month LIBOR	Consumer Goods: Durable	20,000	19,707	19,800
Elements Behavioral Health, Inc., L+1200, 1.00% LIBOR Floor, 2/11/2020(r)(u)	3 Month LIBOR	Healthcare & Pharmaceuticals	6,501	6,056	455
Emerald 3 Ltd., L+700, 1.00% LIBOR Floor, 5/16/2022(h)(n)	3 Month LIBOR	Environmental Industries	3,000	2,981	2,865
Evergreen Skills Lux S.À:.R.L., L+825, 1.00% LIBOR Floor, 4/28/2022(h)(n)	1 Month LIBOR	High Tech Industries	9,999	7,260	8,949
Flexera Software LLC, L+700, 1.00% LIBOR Floor, 4/2/2021(p)	2 Month LIBOR	High Tech Industries	9,385	9,180	9,385
Genex Holdings, Inc., L+775, 1.00% LIBOR Floor, 5/30/2022(n)(p)	1 Month LIBOR	Services: Business	11,410	11,331	11,282
Global Tel*Link Corp., L+825, 1.25% LIBOR Floor, 11/23/2020(p)	3 Month LIBOR	Telecommunications	11,500	11,481	11,507
GOBP Holdings, Inc., L+825, 1.00% LIBOR Floor, 10/21/2022(p)	3 Month LIBOR	Retail	4,000	4,019	4,020
Medical Solutions Holdings, Inc., L+825, 1.00% LIBOR Floor, 6/16/2025(n)	1 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,859	9,950
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023(n)	1 Month LIBOR	Services: Business	5,488	5,393	5,488
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023	1 Month LIBOR	Services: Business	2,158	2,158	2,158

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Ministry Brands, LLC, L+100, 1.00% LIBOR Floor, Unfunded, 2/22/2019	1 Month LIBOR	Services: Business	$388	$—	$—
Niacet Corp., E+875, 1.00% EURIBOR Floor, 8/1/2024(h)	3 Month EURIBOR	Chemicals, Plastics & Rubber	€7,489	7,944	8,811
Onex Carestream Finance LP, L+850, 1.00% LIBOR Floor, 12/7/2019(p)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,557	9,755	10,398
Onex TSG Holdings II Corp., L+850, 1.00% LIBOR Floor, 7/31/2023(n)(o)	1 Month LIBOR	Healthcare & Pharmaceuticals	12,249	12,146	11,759
Paris Presents Inc., L+875, 1.00% LIBOR Floor, 12/31/2021(n)	1 Month LIBOR	Consumer Goods: Durable	3,500	3,438	3,483
Patterson Medical Supply, Inc., L+850, 1.00% LIBOR Floor, 8/28/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	13,500	13,386	12,488
PDI TA Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/25/2024	3 Month LIBOR	High Tech Industries	306	306	303
PDI TA Holdings, Inc., 0.50% Unfunded, 8/24/2018	None	High Tech Industries	244	—	(2)
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021(p)	3 Month LIBOR	Chemicals, Plastics & Rubber	3,469	3,458	3,469
PetroChoice Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/21/2023(n)	1 Month LIBOR	Chemicals, Plastics & Rubber	15,000	14,707	14,737
PFS Holding Corp., L+725, 1.00% LIBOR Floor, 1/31/2022(o)	1 Month LIBOR	Retail	4,998	4,694	2,393
Premiere Global Services, Inc., L+950, 1.00% LIBOR Floor, 6/6/2022(n)	1 Month LIBOR	Telecommunications	3,000	2,897	2,839
PT Intermediate Holdings III, LLC, L+800, 1.00% LIBOR Floor, 12/8/2025(i)(p)	3 Month LIBOR	Services: Business	9,375	9,281	9,422
Robertshaw US Holding Corp., L+900, 0.00% LIBOR Floor, 2/10/2025	1 Month LIBOR	Chemicals, Plastics & Rubber	5,000	4,863	4,981
Securus Technologies Holdings, Inc., L+825, 1.00% LIBOR Floor, 11/1/2025(p)	2 Month LIBOR	Telecommunications	2,942	2,913	2,981
SMG, L+825, 1.00% LIBOR Floor,2/27/2021(n)	1 Month LIBOR	Hotel, Gaming & Leisure	6,142	6,142	6,165
STG-Fairway Acquisitions, Inc., L+925, 1.00% LIBOR Floor, 6/30/2023(n)(p)	3 Month LIBOR	Services: Business	10,000	9,883	9,600
TexOak Petro Holdings LLC, 8.00%, 12/29/2019(r)(t)(u)	None	Energy: Oil & Gas	7,343	2,592	—
TMK Hawk Parent, Corp., L+800, 1.00% LIBOR Floor, 8/28/2025(n)	3 Month LIBOR	Services: Business	13,393	13,069	13,175
TouchTunes Interactive Networks, Inc, L+825, 1.00% LIBOR Floor, 5/29/2022(p)	3 Month LIBOR	Hotel, Gaming & Leisure	6,000	5,951	6,007
U.S. Renal Care, Inc., L+800, 1.00% LIBOR Floor, 12/29/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,000	4,920	4,912
Wand Intermediate I LP, L+725, 1.00% LIBOR Floor, 9/19/2022(n)	3 Month LIBOR	Automotive	16,000	15,881	16,080
Winebow Holdings, Inc., L+750, 1.00% LIBOR Floor, 1/2/2022(n)	1 Month LIBOR	Beverage, Food & Tobacco	12,823	12,588	12,118
Zywave Inc., L+900, 1.00% LIBOR Floor, 11/17/2023(n)	3 Month LIBOR	High Tech Industries	5,000	4,934	4,988
Total Senior Secured Second Lien Debt				342,906	333,944

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Collateralized Securities and Structured Products – Debt – 2.4%
Deutsche Bank AG Frankfurt CRAFT 2014-1 Class Credit Linked Note, L+965, 5/15/2019(h)	3 Month LIBOR	Diversified Financials	$3,447	$3,447	$3,447
Deutsche Bank AG Frankfurt CRAFT 2015-2 Class Credit Linked Note, L+925, 1/16/2022(h)	3 Month LIBOR	Diversified Financials	14,826	14,826	14,531
NXT Capital CLO 2014-1, LLC Class E Notes, L+550, 4/23/2026(g)(h)	3 Month LIBOR	Diversified Financials	7,500	7,138	7,311
Total Collateralized Securities and Structured Products – Debt				25,411	25,289
Collateralized Securities and Structured Products – Equity – 1.8%
Anchorage Capital CLO 2012-1, Ltd. Subordinated Notes, 2.82% Estimated Yield, 1/13/2025(h)	(f)	Diversified Financials	4,000	2,530	2,102
APIDOS CLO XVI Subordinated Notes, 11.84% Estimated Yield, 1/19/2025(h)	(f)	Diversified Financials	9,000	4,035	3,387
CENT CLO 19 Ltd. Subordinated Notes, 6.47% Estimated Yield, 10/29/2025(h)	(f)	Diversified Financials	2,000	1,305	1,060
Galaxy XV CLO Ltd. Class A Subordinated Notes, 4.60% Estimated Yield,4/15/2025(h)	(f)	Diversified Financials	4,000	2,282	2,362
Ivy Hill Middle Market Credit Fund VIII, Ltd. Subordinated Loan, 10.35% Estimated Yield, 2/2/2026(e)(h)	(f)	Diversified Financials	10,000	9,681	9,614
Total Collateralized Securities and Structured Products – Equity				19,833	18,525
Unsecured Debt – 0.7%
Visual Edge Technology, Inc., 12.50%, 8/31/2024(t)(u)	None	Services: Business	7,835	7,653	7,639
Total Unsecured Debt				7,653	7,639
Equity – 2.1%
Avaya Holdings Corp., Common Stock(o)(q)(s)		Telecommunications	321,260 Units	5,285	5,638
Conisus Holdings, Inc, Series B Preferred Stock, 12.00% Dividend(r)(t)(u)		Healthcare & Pharmaceuticals	12,677,833 Units	9,200	9,300
Conisus Holdings, Inc, Common Stock(q)(t)		Healthcare & Pharmaceuticals	4,914,556 Units	200	175
F+W Media, Inc., Common Stock(q)		Media: Diversified & Production	31,211 Units	—	—
Mooregate ITC Acquisition, LLC, Class A Units(q)		High Tech Industries	500 Units	563	375
NS NWN Acquisition, LLC, Voting Units(q)		High Tech Industries	404 Units	393	450
NSG Co-Invest (Bermuda) LP, Partnership Interests(h)(q)		Consumer Goods: Durable	1,575 Units	1,000	825
Spinal USA, Inc./Precision Medical Inc., Warrants(n)(q)		Healthcare & Pharmaceuticals	9,317,237 Units	4,736	5,125
Tenere Inc., Warrant(q)		Capital Equipment	N/A	161	27
Texoak Petro Holdings LLC, Membership Interests(q)(t)		Energy: Oil & Gas	60,000 Units	—	—
Total Equity				21,538	21,915

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/ Par Amount/ Units(d)	Cost(m)	Fair Value(c)
Short Term Investments – 19.5%(k)
First American Treasury Obligations Fund, Class Z Shares, 1.18%(l)(s)				$206,547	$206,547
Total Short Term Investments				206,547	206,547
TOTAL INVESTMENTS – 161.9%				$1,712,400	1,714,195
LIABILITIES IN EXCESS OF OTHER ASSETS – (61.9)%					(655,504)
NET ASSETS – 100%					$1,058,691

(a)	All of the Company’s investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, as amended, or the 1940 Act, except for investments specifically identified as non-qualifying per note h. below. Unless specifically identified in note s. below, investments do not contain a paid-in-kind, or PIK, interest provision.
(b)	The 1, 2, 3 and 6 month London Interbank Offered Rate, or LIBOR, rates were 1.57%, 1.62%, 1.69% and 1.84%, respectively, as of December 31, 2017. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2017, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2017. The 1 and 3 month Euro Interbank Offered Rate, or EURIBOR, rates were (0.41%) and (0.38%), respectively, as of December 31, 2017.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9) using significant unobservable inputs unless otherwise noted.
(d)	Denominated in U.S. dollars unless otherwise noted.
(e)	As discussed in Note 11, on December 31, 2017, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $1,608 and $1,111 to Studio Movie Grill Holdings, LLC and Ivy Hill Middle Market Credit Fund VIII, Ltd., respectively. As of March 8, 2018, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $2,701, $111, $830, $210, $271, $9,765, $4,510, $2,500, $4,211, $540, $1,111, $3,278, $433, $1,608, $1,250, $64 and $949 to Access CIG, LLC, Accruent, LLC, American Media, Inc., Charming Charlie, LLC, Covenant Surgical Partners, Inc., DFC Global Facility Borrower II LLC, Discovery DJ Services LLC, Elemica Holdings, Inc., Foundation Consumer Healthcare, LLC, Frontline Technologies Group Holding LLC, Ivy Hill Middle Market Credit Fund VIII, Ltd., Moss Holding Company, Pathway Partners Vet Management Company LLC, Studio Movie Grill Holdings, LLC, Teladoc, Inc., Visual Edge Technology Inc. and VLS Recovery Services, LLC, respectively.
(f)	The CLO subordinated notes are considered equity positions in the CLO vehicles and are not rated. Equity investments are entitled to recurring distributions, which are generally equal to the remaining cash flow of the payments made by the underlying vehicle’s securities less contractual payments to debt holders and expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(g)	NXT Capital CLO 2014-1 Class E Notes were rated Ba2 on Moody’s credit scale as of December 31, 2017.
(h)	The investment or a portion thereof is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2017, 92.0% of the Company’s total assets represented qualifying assets.
(i)	Position or a portion thereof unsettled as of December 31, 2017.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

(j)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional amounts as a result of an arrangement between the Company and other lenders in the syndication in exchange for lower payment priority.
(k)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(l)	7-day effective yield as of December 31, 2017.
(m)	Represents amortized cost for debt securities and cost for equity investments.
(n)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, 34th Street Funding, LLC, or 34th Street, and was pledged as collateral supporting the amounts outstanding under the credit facility with JPMorgan Chase Bank, National Association, or JPM, as of December 31, 2017 (see Note 8).
(o)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, Flatiron Funding II, LLC, or Flatiron Funding II, and was pledged as collateral supporting the amounts outstanding under the credit facility with Citibank N.A., or Citibank, as of December 31, 2017 (see Note 8).
(p)	Investment or a portion thereof held within the Company’s wholly-owned consolidated subsidiary, Murray Hill Funding II, LLC, or Murray Hill Funding II, and was pledged as collateral supporting the amounts outstanding under the repurchase agreement with UBS AG, or UBS, as of December 31, 2017 (see Note 8).
(q)	Non-income producing security.
(r)	Investment or a portion thereof was on non-accrual status as of December 31, 2017.
(s)	Value determined using level 1 inputs.
(t)	Investment determined to be an affiliated investment as defined in the 1940 Act as the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities but does not control the company. Fair value as of December 31, 2016 and 2017, along with transactions during the year ended December 31, 2017 in these affiliated investments are as follows:

	Fair Value at December 31, 2016	Year Ended December 31, 2017			Fair Value at December 31, 2017	Year Ended December 31, 2017
Non-Controlled, Affiliated Investments		Gross Additions (Cost)(1)	Gross Reductions (Cost)(2)	Net Unrealized Gain (Loss)		Net Realized Gain (Loss)	Interest Income(3)
Conisus Holdings, Inc.
Series B Preferred Stock	$—	$9,200	$—	$100	$9,300	$—	$—
Common Stock	—	200	—	(25)	175	—	—
F+W Media, Inc.
First Lien Term Loan B-1	—	1,114	—	55	1,169	—	69
First Lien Term Loan B-2	—	2,743	—	(1,245)	1,498	—	226
Common Stock	—	—	—	—	—	—	—
Petroflow Energy Corp.
First Lien Term Loan	4,601	395	(1,440)	(165)	3,391	65	283
TexOak Petro Holdings LLC
Second Lien Term Loan	2,590	1,042	—	(3,632)	—	—	1,035
Membership Interests	—	—	—	—	—	—	—
Totals	$7,191	$14,694	$(1,440)	$(4,912)	$15,533	$65	$1,613

(1)	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.
(2)	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2017
(in thousands)

securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.
(3)	Includes PIK interest income.
(u)	For the year ended December 31, 2017, the following investments contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

		Interest Rate			Interest Amount
Portfolio Company	Investment Type	Cash	PIK	All-in-Rate	Cash	PIK	Total
American Clinical Solutions LLC	Senior Secured First Lien Debt	10.50%	2.00%	12.50%	$962	$—	$962
Conisus Holdings, Inc.(v)	Preferred Stock	—	12.00%	12.00%	$—	$—	$—
Elements Behavioral Health, Inc.(v)	Senior Secured Second Lien Debt	—	13.00%	13.00%	$—	$370	$370
F+W Media, Inc.(v)	Senior Secured First Lien Debt	1.50%	10.00%	11.50%	$33	$176	$209
Petroflow Energy Corp.(v)	Senior Secured First Lien Debt	3.00%	6.00%	9.00%	$41	$242	$283
Rimini Street, Inc.	Senior Secured First Lien Debt	12.00%	3.00%	15.00%	$2,185	$552	$2,737
Sequoia Healthcare Management, LLC	Senior Secured First Lien Debt	12.00%	4.00%	16.00%	$765	$248	$1,013
Southcross Holdings Borrower LP	Senior Secured First Lien Debt	3.50%	5.50%	9.00%	$9	$7	$16
Spinal USA, Inc./Precision Medical Inc.	Senior Secured First Lien Debt	—	10.50%	10.50%	$—	$313	$313
TexOak Petro Holdings LLC(v)	Senior Secured Second Lien Debt	—	8.00%	8.00%	$—	$313	$313
Visual Edge Technology, Inc.	Subordinated Note	—	12.50%	12.50%	$—	$324	$324
(v)	The PIK interest portion of the investment was on non-accrual status as of December 31, 2017.
(w)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional residual amounts.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Senior Secured First Lien Debt – 49.0%
AbelConn, LLC/Atrenne Computing Solutions, LLC/Airco Industries, LLC, L+850, 1.00% LIBOR Floor, 7/17/2019(j)	3 Month LIBOR	Aerospace & Defense	$22,112	$21,702	$21,780
Adams Publishing Group, LLC, L+700, 1.00% LIBOR Floor, 11/3/2020(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	3,892	3,818	3,833
American Clinical Solutions LLC, L+950, 1.00% LIBOR Floor, 6/11/2020	3 Month LIBOR	Healthcare & Pharmaceuticals	9,034	8,908	8,492
American Media, Inc., L+750, 1.00% LIBOR Floor, 8/24/2020(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	11,467	11,150	11,123
American Media, Inc., 0.50% Unfunded, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	505	(15)	(15)
American Media, Inc., 7.50%, 8/24/2020(e)	None	Media: Advertising, Printing & Publishing	206	(6)	(6)
American Teleconferencing Services, Ltd., L+650, 1.00% LIBOR Floor, 12/8/2021(n)	3 Month LIBOR	Telecommunications	19,248	17,475	18,863
AMPORTS, Inc., L+500, 1.00% LIBOR Floor, 5/19/2020(j)	3 Month LIBOR	Automotive	19,100	18,743	18,718
Blue Ribbon, LLC, L+400, 1.00% LIBOR Floor, 11/15/2021(i)	3 Month LIBOR	Beverage, Food & Tobacco	9,975	9,975	9,972
CF Entertainment Inc., L+1100, 1.00% LIBOR Floor, 6/26/2020(n)	3 Month LIBOR	Media: Diversified & Production	17,094	17,057	17,094
Dodge Data & Analytics, LLC/Skyline Data News and Analytics, LLC, L+875, 1.00% LIBOR Floor, 10/31/2019(n)	3 Month LIBOR	Construction & Building	10,387	10,241	10,218
ECI Acquisition Holdings, Inc., L+625, 1.00% LIBOR Floor, 3/11/2019(n)	3 Month LIBOR	High Tech Industries	8,517	8,493	8,517
Elemica, Inc., L+800, 1.00% LIBOR Floor, 7/7/2021(n)	1 Month LIBOR	High Tech Industries	17,413	17,005	16,977
Elemica, Inc., 0.50% Unfunded, 7/7/2021(e)	None	High Tech Industries	2,500	(57)	(62)
EnTrans International, LLC, L+750, 1.00% LIBOR Floor, 6/4/2020	3 Month LIBOR	Capital Equipment	13,594	9,977	10,331
F+W Media, Inc., L+950, 1.25% LIBOR Floor, 6/30/2019(n)	3 Month LIBOR	Media: Diversified & Production	7,280	7,092	6,006
Forbes Media LLC, L+675, 1.00% LIBOR Floor, 9/12/2019(j)	1 Month LIBOR	Media: Advertising, Printing & Publishing	15,000	14,621	14,400
Ignite Restaurant Group, Inc., L+700, 1.00% LIBOR Floor, 2/13/2019(n)	3 Month LIBOR	Beverage, Food & Tobacco	10,482	10,400	10,167
Infinity Sales Group, LLC, L+1050, 1.00% LIBOR Floor, 11/21/2018(n)	1 Month LIBOR	Services: Business	8,214	7,550	7,372
Infogroup Inc., L+550, 1.50% LIBOR Floor, 5/26/2018(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	15,578	15,277	15,451
InterGen N.V., L+450, 1.00% LIBOR Floor, 6/12/2020(h)(i)	3 Month LIBOR	Energy: Electricity	1,182	1,156	1,153
Intertain Group Ltd., L+650, 1.00% LIBOR Floor, 4/8/2022(h)(n)	3 Month LIBOR	Hotel, Gaming & Leisure	1,765	1,736	1,780
Ipsen International GmbH, L+800, 1.00% LIBOR Floor, 9/30/2019(h)(j)	1 Month LIBOR	Capital Equipment	1,422	1,429	1,429
Ipsen, Inc., L+700, 1.00% LIBOR Floor, 9/30/2019(j)	1 Month LIBOR	Capital Equipment	8,095	8,002	8,035
ITC Service Group Acquisition LLC, L+950, 0.50% LIBOR Floor, 5/26/2021(j)	1 Month LIBOR	High Tech Industries	11,250	11,035	11,081
KPC Health Care, Inc., L+925, 1.00% LIBOR Floor, 8/28/2020(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	7,544	7,401	7,809

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Labvantage Solutions Inc., L+800, 1.00% LIBOR Floor, 12/29/2020(n)	3 Month LIBOR	High Tech Industries	$4,875	$4,829	$4,863
Labvantage Solutions Ltd., E+800, 1.00% EURIBOR Floor, 12/29/2020(h)	3 Month EURIBOR	High Tech Industries	€4,495	5,005	4,728
Lift Brands, Inc., L+800, 1.00% LIBOR Floor, 12/23/2019(n)	3 Month LIBOR	Services: Consumer	9,548	9,438	9,477
Ministry Brands, LLC, L+500, 1.00% LIBOR Floor, 12/2/2022(e)	3 Month LIBOR	Services: Business	9,994	9,587	9,894
Nathan’s Famous Inc., 10.00%,3/15/2020(h)(n)	None	Beverage, Food & Tobacco	6,000	6,000	6,540
Nextech Systems, LLC, L+725, 1.00% LIBOR Floor, 6/22/2021(j)(n)	1 Month LIBOR	High Tech Industries	15,642	15,062	15,330
NWN Acquisition Holding Company LLC, L+1000, 1.00% LIBOR Floor, 10/16/2020(j)	3 Month LIBOR	High Tech Industries	13,717	13,357	13,271
Pacific Coast Holding Investment LLC, L+970, 2.00% LIBOR Floor, 2/14/2017	1 Month LIBOR	Healthcare & Pharmaceuticals	5,250	5,242	5,250
Petroflow Energy Corporation, L+800, 1.00% LIBOR Floor, 6/29/2019(q)	3 Month LIBOR	Energy: Oil & Gas	4,895	4,618	4,601
Plano Molding Company, LLC, L+700, 1.00% LIBOR Floor, 5/12/2021(n)	2 Month LIBOR	Consumer Goods: Non-Durable	8,840	8,772	8,611
Rimini Street, Inc., 15.00%, 6/24/2020(m)(q)	None	High Tech Industries	19,822	19,556	19,426
Sequoia Healthcare Management, LLC, 16.00%, 7/17/2019(n)(q)	None	Healthcare & Pharmaceuticals	6,511	6,405	6,397
Shift PPC LLC, L+600, 1.00% LIBOR Floor, 12/22/2021	3 Month LIBOR	High Tech Industries	9,500	9,266	9,265
SmartBear Software Inc., L+750, 1.00% LIBOR Floor, 12/30/2020(n)	3 Month LIBOR	High Tech Industries	18,588	18,271	18,727
Southcross Holdings Borrower LP, 9.00%, 4/13/2023(q)	None	Energy: Oil & Gas	172	151	135
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 1/21/2020(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,281	12,194	12,158
Spinal USA, Inc./Precision Medical Inc., L+950, 1.00% LIBOR Floor, 7/21/2020(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	128	126	127
Sprint Industrial Holdings, LLC, L+575, 1.25% LIBOR Floor, 5/14/2019(n)	3 Month LIBOR	Energy: Oil & Gas	7,306	6,849	5,406
Studio Movie Grill Holdings, LLC, L+725, 1.00% LIBOR Floor, 9/30/2020(e)(n)	1 Month LIBOR	Hotel, Gaming & Leisure	15,143	15,004	15,143
Telestream Holdings Corp., L+677, 1.00% LIBOR Floor, 1/15/2020(j)(n)	3 Month LIBOR	High Tech Industries	7,154	7,027	7,011
Tenere Inc., L+1000, 1.00% LIBOR Floor, 12/23/2021	3 Month LIBOR	Capital Equipment	32,000	31,219	31,199
Therapure Biopharma Inc., L+875, 0.50% LIBOR Floor, 12/1/2021(h)	1 Month LIBOR	Healthcare & Pharmaceuticals	15,000	14,925	14,925
WD Wolverine Holdings, LLC, L+550, 1.00% LIBOR Floor, 10/17/2023(i)	1 Month LIBOR	Healthcare & Pharmaceuticals	2,000	1,960	1,946
Worley Claims Services, LLC, L+800, 1.00% LIBOR Floor, 10/31/2020(n)	1 Month LIBOR	Services: Business	20,115	19,925	20,015
Zywave Inc., L+500, 1.00% LIBOR Floor, 11/17/2022	3 Month LIBOR	High Tech Industries	5,000	4,951	4,950
Total Senior Secured First Lien Debt				489,904	489,913

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Senior Secured Second Lien Debt – 43.4%
ABG Intermediate Holdings 2 LLC, L+850, 1.00% LIBOR Floor, 5/27/2022(e)(m)(n)	3 Month LIBOR	Retail	$18,666	$18,365	$18,852
Access CIG, LLC, L+875, 1.00% LIBOR Floor, 10/17/2022(m)	3 Month LIBOR	Services: Business	16,030	15,460	15,549
ALM Media, LLC, L+800, 1.00% LIBOR Floor, 7/30/2021(n)	3 Month LIBOR	Media: Advertising, Printing & Publishing	10,344	10,205	9,568
American Residential Services LLC, L+800, 1.00% LIBOR Floor, 12/31/2021(n)	3 Month LIBOR	Construction & Building	4,933	4,889	4,983
AmWINS Group, LLC, L+850, 1.00% LIBOR Floor, 9/4/2020(n)	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	3,825	3,852	3,878
Confie Seguros Holding II Co., L+900, 1.25% LIBOR Floor, 5/8/2019	1 Month LIBOR	Banking, Finance, Insurance & Real Estate	13,827	13,365	13,758
Conisus, LLC, L+875, 1.00% LIBOR Floor, 6/23/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	11,750	9,604	9,517
Drew Marine Group, Inc., L+700, 1.00% LIBOR Floor, 5/19/2021(h)	3 Month LIBOR	Chemicals, Plastics & Rubber	9,500	9,460	9,120
EISI LLC, L+850, 1.00% LIBOR Floor, 9/23/2020(m)(n)	3 Month LIBOR	High Tech Industries	20,000	19,761	19,400
Elements Behavioral Health, Inc., L+1200, 1.00% LIBOR Floor, 2/11/2020(q)	3 Month LIBOR	Healthcare & Pharmaceuticals	5,701	5,668	4,561
Emerald 3 Ltd., L+700, 1.00% LIBOR Floor, 5/16/2022(h)(n)	3 Month LIBOR	Environmental Industries	3,000	2,978	2,595
Flexera Software LLC, L+700, 1.00% LIBOR Floor, 4/2/2021	1 Month LIBOR	High Tech Industries	9,385	9,128	9,291
Genex Holdings, Inc., L+775, 1.00% LIBOR Floor, 5/30/2022(n)	1 Month LIBOR	Services: Business	11,410	11,331	11,011
Global Tel*Link Corp., L+775, 1.25% LIBOR Floor, 11/23/2020	3 Month LIBOR	Telecommunications	9,500	9,488	9,254
Infiltrator Water Technologies, LLC, L+875, 1.00% LIBOR Floor, 5/26/2023(n)	3 Month LIBOR	Construction & Building	13,917	13,732	13,986
Institutional Shareholder Services Inc., L+850, 1.00% LIBOR Floor, 4/30/2022(i)(n)	2 Month LIBOR	Services: Business	10,648	10,534	10,542
Mergermarket USA, Inc., L+650, 1.00% LIBOR Floor, 2/4/2022(n)	3 Month LIBOR	Services: Business	3,380	3,328	3,304
Ministry Brands, LLC, L+925, 1.00% LIBOR Floor, 6/2/2023(e)	3 Month LIBOR	Services: Business	5,488	5,385	5,406
Mississippi Sand, LLC, L+1000, 1.00% LIBOR Floor, 11/21/2019	3 Month LIBOR	Metals & Mining	13,196	10,899	11,349
Mitchell International, Inc., L+750, 1.00% LIBOR Floor, 10/11/2021(m)(n)	1 Month LIBOR	High Tech Industries	14,909	14,476	14,825
MSC.Software Corp., L+750, 1.00% LIBOR Floor, 6/1/2021(m)	3 Month LIBOR	High Tech Industries	15,000	14,832	15,019
MWI Holdings, Inc., L+925, 1.00% LIBOR Floor, 12/28/2020(n)	3 Month LIBOR	Construction & Building	10,000	9,773	9,950
Navex Global, Inc., L+875, 1.00% LIBOR Floor, 11/18/2022(m)(n)	12 Month LIBOR	High Tech Industries	16,245	16,031	15,920
Onex TSG Holdings II Corp., L+850, 1.00% LIBOR Floor, 7/31/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	12,249	12,136	12,065
Patterson Medical Supply, Inc., L+850, 1.00% LIBOR Floor, 8/28/2023(n)	2 Month LIBOR	Healthcare & Pharmaceuticals	13,500	13,378	13,095
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021(m)	3 Month LIBOR	Chemicals, Plastics & Rubber	3,469	3,478	3,396
PetroChoice Holdings, Inc., L+875, 1.00% LIBOR Floor, 8/21/2023(n)	1 Month LIBOR	Chemicals, Plastics & Rubber	15,000	14,729	14,737

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
PetVet Care Centers, LLC, L+850, 1.00% LIBOR Floor, 6/17/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	$13,500	$13,097	$13,095
Pike Corp., L+850, 1.00% LIBOR Floor, 6/22/2022(n)	1 Month LIBOR	Energy: Electricity	12,500	12,354	12,562
Premiere Global Services, Inc., L+950, 1.00% LIBOR Floor, 6/6/2022	3 Month LIBOR	Telecommunications	3,000	2,882	2,895
PSC Industrial Holdings Corp., L+825, 1.00% LIBOR Floor, 12/5/2021(n)	3 Month LIBOR	Services: Business	10,000	9,842	9,450
Securus Technologies Holdings, Inc., L+775, 1.25% LIBOR Floor, 4/30/2021	3 Month LIBOR	Telecommunications	4,500	4,479	4,399
SMG, L+825, 1.00% LIBOR Floor,2/27/2021(n)	3 Month LIBOR	Hotel, Gaming & Leisure	6,142	6,142	6,126
Sterling Midco Holdings, Inc., L+775, 1.00% LIBOR Floor, 6/19/2023(n)	3 Month LIBOR	Services: Business	10,462	10,432	10,226
STG-Fairway Acquisitions, Inc., L+925, 1.00% LIBOR Floor, 6/30/2023(n)	3 Month LIBOR	Services: Business	10,000	9,869	9,400
Survey Sampling International, LLC, L+900, 1.00% LIBOR Floor, 12/16/2021(m)	3 Month LIBOR	Services: Business	15,000	14,763	14,700
Telecommunications Management, LLC, L+800, 1.00% LIBOR Floor, 10/30/2020(n)	3 Month LIBOR	Media: Broadcasting & Subscription	1,606	1,573	1,564
TexOak Petro Holdings LLC, 8.00%,12/29/2019(q)	None	Energy: Oil & Gas	6,728	1,549	2,590
TMK Hawk Parent, Corp., L+750, 1.00% LIBOR Floor, 10/1/2022(n)	3 Month LIBOR	Beverage, Food & Tobacco	15,000	14,880	14,925
TouchTunes Interactive Networks, Inc, L+825, 1.00% LIBOR Floor, 5/29/2022	3 Month LIBOR	Hotel, Gaming & Leisure	6,000	5,943	5,925
U.S. Renal Care, Inc., L+800, 1.00% LIBOR Floor, 12/29/2023(n)	3 Month LIBOR	Healthcare & Pharmaceuticals	10,000	9,819	8,900
Wand Intermediate I LP, L+725, 1.00% LIBOR Floor, 9/19/2022(n)	3 Month LIBOR	Automotive	16,000	15,881	15,680
Winebow Holdings, Inc., L+750, 1.00% LIBOR Floor, 1/2/2022(n)	1 Month LIBOR	Beverage, Food & Tobacco	12,823	12,544	12,054
Zywave Inc., L+900, 1.00% LIBOR Floor, 11/17/2023	3 Month LIBOR	High Tech Industries	5,000	4,926	4,925
Total Senior Secured Second Lien Debt				437,240	434,347
Collateralized Securities and Structured Products – Debt – 3.8%
Deutsche Bank AG Frankfurt CRAFT 2013-1A Class Credit Linked Note, L+925,4/17/2020(h)	3 Month LIBOR	Diversified Financials	2,000	2,022	1,980
Deutsche Bank AG Frankfurt CRAFT 2013-1X Class Credit Linked Note, L+925,4/17/2020(h)	3 Month LIBOR	Diversified Financials	610	616	604
Deutsche Bank AG Frankfurt CRAFT 2014-1 Class Credit Linked Note, L+965, 5/15/2019(h)	3 Month LIBOR	Diversified Financials	5,400	5,400	5,292
Deutsche Bank AG Frankfurt CRAFT 2015-2 Class Credit Linked Note, L+925, 1/16/2022(h)	3 Month LIBOR	Diversified Financials	15,500	15,500	14,880
Great Lakes CLO 2014-1, Ltd. Class E Notes, L+525, 4/15/2025(g)(h)	3 Month LIBOR	Diversified Financials	5,000	4,615	4,484
Ivy Hill Middle Market Credit Fund VII, Ltd. Class E Notes, L+565, 10/20/2025(g)(h)	3 Month LIBOR	Diversified Financials	2,000	1,879	1,799
JFIN CLO 2014, Ltd. Class E Notes, L+500, 4/20/2025(g)(h)	3 Month LIBOR	Diversified Financials	2,500	2,345	2,303

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
NXT Capital CLO 2014-1, LLC Class E Notes, L+550, 4/23/2026(g)(h)	3 Month LIBOR	Diversified Financials	$7,500	$7,094	$6,772
Total Collateralized Securities and Structured Products – Debt				39,471	38,114
Collateralized Securities and Structured Products – Equity – 3.5%
Anchorage Capital CLO 2012-1, Ltd. Subordinated Notes, 4.57% Estimated Yield, 1/13/2025(h)	(f)	Diversified Financials	4,000	2,882	2,622
APIDOS CLO XVI Subordinated Notes, 3.28% Estimated Yield, 1/19/2025(h)	(f)	Diversified Financials	9,000	4,704	3,099
CENT CLO 19 Ltd. Subordinated Notes, 8.68% Estimated Yield, 10/29/2025(h)	(f)	Diversified Financials	2,000	1,330	1,182
Dryden XXIII Senior Loan Fund Subordinated Notes, 1.40% Estimated Yield, 7/17/2023(h)	(f)	Diversified Financials	9,250	4,726	4,135
Galaxy XV CLO Ltd. Class A Subordinated Notes, 8.72% Estimated Yield, 4/15/2025(h)	(f)	Diversified Financials	4,000	2,424	2,323
Ivy Hill Middle Market Credit Fund VII, Ltd. Subordinated Notes, 8.80% Estimated Yield, 10/20/2025(h)	(f)	Diversified Financials	2,000	1,654	1,478
Ivy Hill Middle Market Credit Fund VIII, Ltd. Subordinated Loan, 10.35% Estimated Yield, 2/2/2026(e)(h)	(f)	Diversified Financials	10,000	9,940	9,773
Ivy Hill Middle Market Credit Fund IX, Ltd. Subordinated Notes, 14.59% Estimated Yield, 10/18/2025(h)	(f)	Diversified Financials	8,146	6,106	6,239
Ivy Hill Middle Market Credit Fund X, Ltd. Subordinated Notes, 11.50% Estimated Yield, 7/24/2027(h)	(f)	Diversified Financials	4,760	3,947	3,797
Total Collateralized Securities and Structured Products – Equity				37,713	34,648
Unsecured Debt – 1.7%
American Tire Distributors, Inc., 10.25%, 3/1/2022	None	Automotive	5,000	4,871	4,794
Flex Acquisition Company, Inc., L+700, 1.00% LIBOR Floor, 12/29/2017	1 Month LIBOR	Containers, Packaging & Glass	3,833	3,814	3,845
Radio One, Inc., 9.25%, 2/15/2020	None	Media: Broadcasting & Subscription	9,000	8,605	8,212
Total Unsecured Debt				17,290	16,851
Equity – 0.5%
Mooregate ITC Acquisition, LLC, Class A Units(o)		High Tech Industries	500 Units	563	538
NS NWN Acquisition, LLC(o)		High Tech Industries	346 Units	393	337
NSG Co-Invest (Bermuda), LP(h)(o)		Consumer Goods: Durable	1,575 Units	1,000	1,000
Southcross Holdings GP, LLC, Units(o)		Energy: Oil & Gas	188 Units	—	—
Southcross Holdings LP, Class A-II Units(o)		Energy: Oil & Gas	188 Units	75	71
Speed Commerce Investment Part, LLC(o)		High Tech Industries	629 Units	2,640	3,000
Tenere Inc. Warrant(o)		Capital Equipment	N/A	161	161
TexOak Petro Holdings, LLC(o)		Energy: Oil & Gas	60,000 Units	—	—
Total Equity				4,832	5,107

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

Portfolio Company(a)	Index Rate(b)	Industry	Principal/Par Amount/ Units(d)	Cost(p)	Fair Value(c)
Short Term Investments – 7.1%(k)
First American Treasury Obligations Fund, Class Z Shares, 0.39%(l)				$70,498	$70,498
Total Short Term Investments				70,498	70,498
TOTAL INVESTMENTS – 109.0%				$1,096,948	1,089,478
LIABILITIES IN EXCESS OF OTHER ASSETS – (9.0%)					(89,715)
NET ASSETS – 100%					$999,763

Counterparty	Instrument	Maturity Date	Notional Amount(d)	Cost(p)	Fair Value(c)
Derivative Asset – 0.0%
Credit Default Swap
JPMorgan Chase Bank, N.A.	Deutsche Bank AG Credit Default Swap	3/20/2017	€22,000	$229	$46
Derivative Liability – (1.5%)
Total Return Swap
Citibank, N.A.	See Note 7	2/18/2017	$407,847	N/A	$(15,402)

(a)	All of the Company’s investments are issued by eligible U.S. portfolio companies, as defined in the 1940 Act, except for investments specifically identified as non-qualifying per note h. below. The Company does not control and is not an affiliate of any of the portfolio companies in its investment portfolio. Unless specifically identified in note q. below, investments do not contain a PIK interest provision.
(b)	The 1, 2, 3 and 12 month LIBOR rates were 0.77%, 0.82%, 1.00% and 1.69%, respectively, as of December 31, 2016. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2016, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2016. The 3 month EURIBOR rate was (0.34%) as of December 31, 2016.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9) using significant unobservable inputs unless otherwise noted.
(d)	Denominated in U.S. dollars unless otherwise noted.
(e)	As discussed in Note 11, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $1,119, $711, $2,500, $1,111, $5,274 and $4,127 as of December 31, 2016 to ABG Intermediate Holdings 2 LLC, American Media, Inc., Elemica Holdings, Inc., Ivy Hill Middle Market Credit Fund VIII, Ltd., Ministry Brands, LLC and Studio Movie Grill Holdings, LLC, respectively. As of March 9, 2017, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $1,119, $415, $10,000, $2,500, $1,111 and $4,127 to ABG Intermediate Holdings 2 LLC, American Media, Inc., CF Entertainment Inc., Elemica Holdings, Inc., Ivy Hill Middle Market Credit Fund VIII, Ltd. and Studio Movie Grill Holdings, LLC, respectively.
(f)	The CLO subordinated notes are considered equity positions in the CLO vehicles and are not rated. Equity investments are entitled to recurring distributions, which are generally equal to the remaining cash flow of the payments made by the underlying vehicle’s securities less contractual payments to debt holders and expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Consolidated Schedule of Investments – (continued)
December 31, 2016
(in thousands)

(g)	Great Lakes CLO 2014-1 Class E Notes, Ivy Hill Middle Market Credit Fund VII Class E Notes and NXT Capital CLO 2014-1 Class E Notes were rated Ba2 on Moody’s credit scale as of December 31, 2016. JFIN CLO 2014 Class E Notes were rated BB on S&P’s credit scale as of December 31, 2016.
(h)	The investment is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2016, 90.5% of the Company’s total assets represented qualifying assets. In addition, as described in Note 7, the Company calculates its compliance with the qualifying asset test on a “look through” basis by treating each loan underlying the total return swap as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 89.1% of the Company’s total assets represented qualifying assets as of December 31, 2016.
(i)	Position or a portion thereof unsettled as of December 31, 2016.
(j)	In addition to the interest earned based on the stated interest rate of this loan, which is the amount reflected in this schedule, the Company may be entitled to receive additional amounts as a result of an arrangement between the Company and other lenders in the syndication in exchange for lower payment priority.
(k)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.
(l)	7-day effective yield as of December 31, 2016.
(m)	Investment or a portion thereof was pledged as collateral supporting the amounts outstanding, if any, under the revolving credit facility with East West Bank as of December 31, 2016 (See Note 8).
(n)	Investment or a portion thereof held within 34th Street and was pledged as collateral supporting the amounts outstanding under the JPM Credit Facility as of December 31, 2016 (see Note 8).
(o)	Non-income producing security.
(p)	Represents amortized cost for debt investments, cost for equity investments and premium paid for derivatives.
(q)	For the year ended December 31, 2016, the following investments contain a PIK interest provision whereby the issuer has either the option or the obligation to make interest payments with the issuance of additional securities:

Portfolio Company	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	Total
Elements Behavioral Health, Inc.	Senior Secured Second Lien Debt	—	13.00%	13.00%	$—	$700	$700
Petroflow Energy Corp.	Senior Secured First Lien Debt	3.00%	6.00%	9.00%	$14	$99	$113
Rimini Street, Inc.	Senior Secured First Lien Debt	12.00%	3.00%	15.00%	$1,286	$164	$1,450
Sequoia Healthcare Management, LLC	Senior Secured First Lien Debt	12.00%	4.00%	16.00%	$206	$68	$274
Smile Brands Group, Inc.(r)	Senior Secured First Lien Debt	7.50%	1.50%	9.00%	$187	$34	$221
Southcross Holdings Borrower LP(s)	Senior Secured First Lien Debt	3.50%	5.50%	9.00%	$2	$6	$8
Spinal USA, Inc./Precision Medical Inc.	Senior Secured First Lien Debt	—	10.50%	10.50%	$—	$3	$3
TexOak Petro Holdings LLC	Senior Secured Second Lien Debt	—	8.00%	8.00%	$—	$181	$181
(r)	Outstanding principal and accrued interest of the underlying loan was fully repaid on August 17, 2016.
(s)	Prior to December 31, 2016, the underlying loan was assigned to the Company and removed from the TRS.

See accompanying notes to consolidated financial statements.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 1.  Organization and Principal Business

CĪON Investment Corporation, or the Company, was incorporated under the general corporation laws of the State of Maryland on August 9, 2011. On December 17, 2012, the Company successfully raised gross proceeds from unaffiliated outside investors of at least $2,500, or the minimum offering requirement, and commenced operations. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the 1940 Act. The Company elected to be treated for federal income tax purposes as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors. The Company’s portfolio is comprised primarily of investments in senior secured debt, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities, unsecured debt, including corporate bonds and long-term subordinated loans, referred to as mezzanine loans, and equity, of private and thinly-traded U.S. middle-market companies.

The Company is managed by CION Investment Management, LLC, or CIM, a registered investment adviser and an affiliate of the Company. CIM oversees the management of the Company’s activities and is responsible for making investment decisions for the Company’s investment portfolio. On November 1, 2017, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement with CIM for a period of twelve months commencing December 17, 2017. The Company and CIM previously engaged Apollo Investment Management, L.P., or AIM, a subsidiary of Apollo Global Management, LLC, or, together with its subsidiaries, Apollo, a leading global alternative investment manager, to act as the Company’s investment sub-adviser.

On July 11, 2017, the members of CIM entered into a third amended and restated limited liability company agreement of CIM, or the Third CIM LLC Agreement, for the purpose of creating a joint venture between AIM and CION Investment Group, LLC, or CIG. Under the Third CIM LLC Agreement, AIM was issued a newly-created class of membership interests in CIM pursuant to which AIM will, among other things, share in the profits, losses, distributions and expenses of CIM with the other members in accordance with the terms of the Third CIM LLC Agreement, which will ultimately result in CIG and AIM each owning a 50% economic interest in CIM.

On July 10, 2017, the Company’s independent directors unanimously approved the termination of the investment sub-advisory agreement with AIM, effective as of July 11, 2017. Although the investment sub-advisory agreement and AIM’s engagement as the Company’s investment sub-adviser were terminated, AIM continues to perform identical services for CIM and the Company, including, without limitation, identifying investment opportunities for approval by CIM’s investment committee. AIM will not be paid a separate fee in exchange for such services, but will be entitled to receive distributions as a member of CIM as described above.

On December 4, 2017, the members of CIM entered into a fourth amended and restated limited liability company agreement of CIM, or the Fourth CIM LLC Agreement. Under the Fourth CIM LLC Agreement, AIM’s responsibilities include, among other things, identifying and providing information about potential investment opportunities for approval by CIM’s investment committee and providing reasonable expertise and knowledge with respect to CIM-sourced transactions.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and include the accounts of the Company and its wholly-owned subsidiaries. The Company is considered an investment company as defined in Accounting Standards Update Topic 946, Financial Services — Investment Companies, or ASU 946. Accordingly, the required disclosures as outlined in ASU 946 are included in the Company’s consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. All intercompany balances and transactions have been eliminated in consolidation.

The Company evaluates subsequent events through the date that the consolidated financial statements are issued.

Recently Announced Accounting Standards

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which establishes a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions and geographies. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As such, ASU 2014-09 could impact the timing of revenue recognition. ASU 2014-09 also requires improved disclosures to help users of financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. ASU 2014-09 will apply to all entities. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, or ASU 2015-14, which amended the effective date of ASU 2014-09. ASU 2015-14 defers the effective date of ASU 2014-09 to interim reporting periods within annual reporting periods beginning after December 15, 2017 and early adoption is permitted, but not before the original effective date. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), or ASU 2016-15, which intends to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements and distributions from certain equity method investments. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The adoption of this guidance may impact the presentation of cash flows, but will not otherwise have a material impact on the Company’s consolidated balance sheets or statements of operations.

In January 2017, the FASB issued ASU 2017-01, Business Combinations: Clarifying the Definition of a Business, or ASU 2017-01, which clarifies the definition of a business with the objective of adding guidance to assist companies with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is expected to reduce the number of transactions that need to be further evaluated as businesses. ASU 2017-01 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted for certain types of transactions. The Company will apply this guidance to its assessment of applicable transactions consummated after the adoption date.

In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities, or ASU 2017-08, which shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. ASU 2017-08 is effective for fiscal years beginning after

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption during an interim period. If the Company early adopts the amendments during an interim period, any adjustments will be reflected as of the beginning of the fiscal year that includes such interim period. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. The Company’s cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Foreign Currency Translations

The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

Short Term Investments

Short term investments include an investment in a U.S. Treasury obligations fund, which seeks to provide current income and daily liquidity by purchasing U.S. Treasury securities and repurchase agreements that are collateralized by such securities. The Company had $206,547 and $70,498 of such investments at December 31, 2017 and 2016, respectively, which are included in investments, at fair value on the accompanying consolidated balance sheets and on the consolidated schedules of investments.

Offering and Organizational Costs

Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company’s registration statements in connection with the continuous public offerings of the Company’s shares. Certain initial offering costs that were funded by CIG on behalf of the Company were submitted by CIG for reimbursement upon meeting the minimum offering requirement on December 17, 2012. These costs were capitalized and amortized over a twelve month period as an adjustment to capital in excess of par value. All other offering costs are expensed as incurred by the Company.

Organizational costs include, among other things, the cost of organizing the Company as a Maryland corporation, including the cost of legal services and other fees pertaining to the organization of the Company. All organizational costs were funded by CIG and its affiliates and there was no liability for these organizational costs to the Company until CIG and its affiliates submitted such costs for reimbursement.

Income Taxes

The Company elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements and distribute to shareholders, for each taxable year, at least 90% of the Company’s “investment company taxable income”, which is generally equal to the sum of the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If the Company continues to qualify as a RIC and continues to satisfy the annual distribution requirement, the Company will not be subject to corporate level federal income taxes on any income that the Company distributes to its shareholders. The Company intends to make distributions in

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. The Company will also be subject to nondeductible federal excise taxes if the Company does not distribute at least 98.0% of net ordinary income, 98.2% of capital gains, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Two of the Company’s wholly-owned consolidated subsidiaries, View ITC, LLC and View Rise, LLC, or collectively the Taxable Subsidiaries, have elected to be treated as taxable entities for U.S. federal income tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense or benefit, and the related tax assets and liabilities, as a result of its ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities, where material, are reflected in the Company’s consolidated financial statements. There were no deferred tax assets or liabilities as of December 31, 2017.

Book/tax differences relating to permanent differences are reclassified among the Company’s capital accounts, as appropriate. Additionally, the tax character of distributions is determined in accordance with income tax regulations that may differ from GAAP (see Note 14).

Uncertainty in Income Taxes

The Company evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold for the purposes of measuring and recognizing tax liabilities in the consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by the taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. The Company did not have any uncertain tax positions during the periods presented herein.

The Company is subject to examination by U.S. federal, New York State, New York City and Maryland income tax jurisdictions for 2014, 2015 and 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Valuation of Portfolio Investments

The fair value of the Company’s investments is determined quarterly in good faith by the Company’s board of directors pursuant to its consistently applied valuation procedures and valuation process in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC 820. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy that prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Inputs used to measure these fair values are classified into the following hierarchy:

Level 1 —	Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.
Level 2 —	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

Level 3 —	Unobservable inputs for the asset or liability. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes that include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by the disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The level in the fair value hierarchy for each fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may differ materially from the value that would be received upon an actual sale of such investments. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses that the Company ultimately realizes on these investments to materially differ from the valuations currently assigned.

The Company’s investments, excluding short term investments, consist primarily of debt securities that are traded on a private over-the-counter market for institutional investments. CIM attempts to obtain market quotations from at least two brokers or dealers for each investment (if available, otherwise from a principal market maker or a primary market dealer or other independent pricing service). CIM utilizes mid-market pricing to determine fair value unless a different point within the range is more representative. Because of the private nature of this marketplace (meaning actual transactions are not publicly reported) and the non-binding nature of consensus pricing and/or quotes, the Company believes that these valuation inputs result in Level 3 classification within the fair value hierarchy.

Notwithstanding the foregoing, if in the reasonable judgment of CIM, the price of any investment held by the Company and determined in the manner described above does not accurately reflect the fair value of such investment, CIM will value such investment at a price that reflects such investment’s fair value and report such change in the valuation to the board of directors or its designee as soon as practicable. Investments that carry certain restrictions on sale will typically be valued at a discount from the public market value of the investment.

Any investments that are not publicly traded or for which a market price is not otherwise readily available are valued at a price that reflects its fair value. With respect to such investments, if CIM is unable to obtain market quotations, the investments are reviewed and valued using one or more of the following types of analyses:

i.	Market comparable statistics and public trading multiples discounted for illiquidity, minority ownership and other factors for companies with similar characteristics.
ii.	Valuations implied by third-party investments in the applicable portfolio companies.
iii.	Discounted cash flow analysis, including a terminal value or exit multiple.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company’s consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Company’s consolidated financial statements. Below is a description of factors that the Company’s board of directors may consider when valuing the Company’s equity and debt investments where a market price is not readily available:

•	the size and scope of a portfolio company and its specific strengths and weaknesses;
•	prevailing interest rates for like securities;
•	expected volatility in future interest rates;
•	leverage;
•	call features, put features and other relevant terms of the debt;
•	the borrower’s ability to adequately service its debt;
•	the fair market value of the portfolio company in relation to the face amount of its outstanding debt;
•	the quality of collateral securing the Company’s debt investments;
•	multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in some cases, book value or liquidation value; and
•	other factors deemed applicable.

All of these factors may be subject to adjustment based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners, or acquisition, recapitalization, and restructuring expenses or other related or non-recurring items. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

The discounted cash flow model deemed appropriate by CIM is prepared for the applicable investments and reviewed by the Company’s valuation committee consisting of senior management. Such models are prepared at least quarterly or on an as needed basis. The model uses the estimated cash flow projections for the underlying investments and an appropriate discount rate is determined based on the latest financial information available for the borrower, prevailing market trends, comparable analysis and other inputs. The model, key assumptions, inputs, and results are reviewed by the Company’s valuation committee with final approval from the board of directors.

Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.

The Company periodically benchmarks the broker quotes from the brokers or dealers against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these quotes are reliable indicators of fair value. The Company may also use other methods to determine fair value for securities for which it cannot obtain market quotations through brokers or dealers, including the use of an independent valuation firm. The Company’s valuation committee and board of directors review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

The value of the total return swap, or TRS, was primarily based on the increase or decrease in the value of the loans underlying the TRS, as determined by the Company. The loans underlying the TRS were valued

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

in the same manner as loans owned by the Company. As in all cases, the level in the fair value hierarchy for each instrument is determined based on the lowest level of inputs that are significant to the fair value measurement. The Company classified the TRS as Level 3 within the fair value hierarchy based on the lowest level of significant inputs. For additional information on the TRS, see Note 7.

Revenue Recognition

Securities transactions are accounted for on the trade date. The Company records interest and dividend income on an accrual basis beginning on the trade settlement date or the ex-dividend date, respectively, to the extent that the Company expects to collect such amounts. For investments in equity tranches of collateralized loan obligations, the Company records income based on the effective interest rate determined using the amortized cost and estimated cash flows, which is updated periodically. Loan origination fees, original issue discounts, and market discounts/premiums are recorded and such amounts are amortized as adjustments to interest income over the respective term of the loan using the effective interest method. The Company records prepayments on loans and debt securities as interest income when it receives such amounts. In addition, the Company may generate revenue in the form of commitment, amendment, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees generated in connection with investments are recognized when earned.

The Company may have investments in its investment portfolio that contain a PIK interest provision. PIK interest is accrued as interest income if the portfolio company valuation indicates that such PIK interest is collectible and recorded as interest receivable up to the interest payment date. On the interest payment dates, the Company will capitalize the accrued interest receivable attributable to PIK as additional principal due from the borrower. Additional PIK securities typically have the same terms, including maturity dates and interest rates, as the original securities. In order to maintain RIC status, substantially all of this income must be paid out to shareholders in the form of distributions, even if the Company has not collected any cash. For additional information on investments that contain a PIK interest provision, see the consolidated schedules of investments as of December 31, 2017 and 2016.

Loans and debt securities, including those that are individually identified as being impaired under Accounting Standards Codification 310, Receivables, or ASC 310, are generally placed on non-accrual status immediately if, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the debt agreement, or when principal or interest is past due 90 days or more. Interest accrued but not collected at the date a loan or security is placed on non-accrual status is reversed against interest income. Interest income is recognized on non-accrual loans or debt securities only to the extent received in cash. However, where there is doubt regarding the ultimate collectibility of principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the carrying value of the loan or debt security. Loans or securities are restored to accrual status only when interest and principal payments are brought current and future payments are reasonably assured.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated by using the weighted-average method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the weighted-average amortized cost of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 2.  Summary of Significant Accounting Policies  – (continued)

Derivative Instrument

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result, the Company presents changes in fair value through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity and operational risks. For additional information on the Company’s derivative instruments, see Note 7.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory agreement the Company entered into with CIM, the incentive fee on capital gains earned on liquidated investments of the Company’s investment portfolio during operations is determined and payable in arrears as of the end of each calendar year. Such fee equals 20% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a cumulative basis and to the extent that all realized capital losses and unrealized capital depreciation exceed realized capital gains as well as the aggregate realized net capital gains for which a fee has previously been paid, the Company would not be required to pay CIM a capital gains incentive fee. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

CIM did not take any incentive fees with respect to the Company’s TRS. For purposes of computing the capital gains incentive fee, CIM became entitled to a capital gains incentive fee upon the termination of the TRS, at which point all gains and losses of the underlying loans constituting the reference assets of the TRS were realized. However, realized losses exceeded realized gains on the underlying loans, resulting in no capital gains incentive fees on the TRS. Any net unrealized gains on the TRS were reflected in total assets on the Company’s consolidated balance sheets and included in the computation of the base management fee. Any net unrealized losses on the TRS were reflected in total liabilities on the Company’s consolidated balance sheets and excluded in the computation of the base management fee.

While the investment advisory agreement with CIM neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of the American Institute for Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company accrues capital gains incentive fees on unrealized gains. This accrual reflects the incentive fees that would be payable to CIM if the Company’s entire investment portfolio was liquidated at its fair value as of the balance sheet date even though CIM is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Net Increase in Net Assets per Share

Net increase in net assets per share is calculated based upon the daily weighted average number of shares of common stock outstanding during the reporting period.

Distributions

Distributions to shareholders are recorded as of the record date. The amount paid as a distribution is ratified by the board of directors on a quarterly basis. Net realized capital gains, if any, are distributed at least annually.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 3.  Share Transactions

The Company’s initial continuous public offering commenced on July 2, 2012 and ended on December 31, 2015. The Company’s follow-on continuous public offering commenced on January 25, 2016 and will continue until no later than January 25, 2019.

The following table summarizes transactions with respect to shares of the Company’s common stock during the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017		2016		2015
	Shares	Amount	Shares	Amount	Shares	Amount
Gross shares/proceeds from the offering	6,086,836	$58,031	3,575,156	$34,831	47,539,457	$487,604
Reinvestment of distributions	4,342,113	39,658	4,413,672	39,047	3,216,195	29,886
Total gross shares/proceeds	10,428,949	97,689	7,988,828	73,878	50,755,652	517,490
Sales commissions and dealer manager fees	—	(2,193)	—	(2,823)	—	(43,746)
Net shares/proceeds	10,428,949	95,496	7,988,828	71,055	50,755,652	473,744
Share repurchase program	(4,434,755)	(40,406)	(2,015,632)	(17,832)	(759,920)	(7,097)
Net shares/proceeds from share transactions	5,994,194	$55,090	5,973,196	$53,223	49,995,732	$466,647

During the years ended December 31, 2017, 2016 and 2015, the Company sold 10,428,949, 7,988,828 and 50,755,652 shares, respectively, at an average price per share of $9.37, $9.25 and $10.20, respectively.

Since commencing its initial continuous public offering on July 2, 2012 and through December 31, 2017, the Company sold 115,781,751 shares of common stock for net proceeds of $1,174,850 at an average price per share of $10.15. The net proceeds include gross proceeds received from reinvested shareholder distributions of $124,132, for which the Company issued 13,623,777 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $65,821, for which the Company repurchased 7,261,847 shares of common stock.

During the period from January 1, 2018 to March 8, 2018, the Company sold 955,431 shares of common stock pursuant to its follow-on continuous public offering for net proceeds of $9,159 at an average price per share of $9.59. The Company also received gross proceeds from reinvested shareholder distributions of $6,826, for which the Company issued 746,134 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $18,378, for which the Company repurchased 2,014,536 shares of common stock.

Since commencing its initial continuous public offering on July 2, 2012 and through March 8, 2018, the Company sold 115,468,781 shares of common stock for net proceeds of $1,172,457 at an average price per share of $10.15. The net proceeds include gross proceeds received from reinvested shareholder distributions of $130,958, for which the Company issued 14,369,911 shares of common stock, and gross proceeds paid for shares of common stock tendered for repurchase of $84,199, for which the Company repurchased 9,276,383 shares of common stock.

To ensure that the offering price per share, net of sales commissions and dealer manager fees, equaled or exceeded the net asset value per share on each subscription closing date and distribution reinvestment date, certain of the Company’s directors increased the offering price per share of common stock on certain dates. Due to a decline in the Company’s net asset value per share to an amount more than 2.5% below the

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 3.  Share Transactions  – (continued)

Company’s then-current net offering price, certain of the Company’s directors decreased the offering price per share of common stock on certain dates.

The changes to our offering price per share since the commencement of our initial continuous public offering and the associated approval and effective dates of such changes were as follows:

Approval Date	Effective Date	New Offering Price Per Share
December 28, 2012	January 2, 2013	$10.04
January 31, 2013	February 1, 2013	$10.13
March 14, 2013	March 18, 2013	$10.19
May 15, 2013	May 16, 2013	$10.24
August 15, 2013	August 16, 2013	$10.32
February 4, 2014	February 5, 2014	$10.45
October 6, 2015	October 7, 2015	$10.20
November 24, 2015	November 25, 2015	$10.05
December 22, 2015	December 23, 2015	$9.95
March 8, 2016	March 9, 2016	$9.40
March 15, 2016	March 16, 2016	$9.45
March 22, 2016	March 23, 2016	$9.50
March 29, 2016	March 30, 2016	$9.55
April 5, 2016	April 6, 2016	$9.60
April 26, 2016	April 27, 2016	$9.65
May 3, 2016	May 4, 2016	$9.70
May 10, 2016	May 11, 2016	$9.75
May 31, 2016	June 1, 2016	$9.80
July 19, 2016	July 20, 2016	$9.85
July 26, 2016	July 27, 2016	$9.90
August 9, 2016	August 10, 2016	$9.95
August 23, 2016	August 24, 2016	$10.00
October 4, 2016	October 5, 2016	$10.05
October 11, 2016	October 12, 2016	$10.10
January 3, 2017	January 4, 2017	$9.57	(1)
January 24, 2017	January 25, 2017	$9.60
March 7, 2017	March 8, 2017	$9.65
August 22, 2017	August 23, 2017	$9.70

(1)	On December 28, 2016, the Company entered into an amended and restated follow-on dealer manager agreement pursuant to which, among other things, the dealer manager fee was reduced to up to 2% and selling commissions were reduced to up to 3%. As a result, the Company adjusted its public offering price from $10.10 per share to $9.57 per share in order to maintain its net offering price of $9.09 per share (net of selling commissions and dealer manager fees).

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 3.  Share Transactions  – (continued)

Share Repurchase Program

On a quarterly basis, the Company offers, and intends to continue offering, to repurchase shares on such terms as may be determined by the Company’s board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of the Company’s board of directors, such repurchases would not be in the best interests of the Company’s shareholders or would violate applicable law.

The Company limits the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the issuance of shares pursuant to its fifth amended and restated distribution reinvestment plan. At the discretion of the Company’s board of directors, it may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, the Company limits the number of shares to be repurchased in any calendar year to 15% of the weighted average number of shares outstanding in the prior calendar year, or 3.75% in each quarter, though the actual number of shares that it offers to repurchase may be less in light of the limitations noted above. The Company currently offers to repurchase such shares at a price equal to the estimated net asset value per share on each date of repurchase.

On November 2, 2015, the Company amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the fourth quarter of 2015, which commenced in November 2015 and was completed in January 2016. Under the amended share repurchase program, the Company offered to repurchase shares of common stock at a price per share of $8.96, which was (i) not less than the net asset value per share immediately prior to January 4, 2016 and (ii) not more than 2.5% greater than the net asset value per share as of such date.

On January 22, 2016, the Company further amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the first quarter of 2016, which commenced in February 2016 and was completed in April 2016. Under the further amended share repurchase program, the Company offered to repurchase shares of common stock at a price equal to 90% of the public offering price in effect on each date of repurchase.

On December 8, 2016, the Company further amended the terms of the quarterly share repurchase program, effective as of the Company’s quarterly repurchase offer for the fourth quarter of 2016, which commenced in November 2016 and was completed in January 2017. Under the further amended share and repurchase program, the Company will offer to repurchase shares of common stock at a price equal to the estimated net asset value per share determined on each date of repurchase.

Any periodic repurchase offers are subject in part to the Company’s available cash and compliance with the BDC and RIC qualification and diversification rules promulgated under the 1940 Act and the Code, respectively. While the Company conducts quarterly tender offers as described above, it is not required to do so and may suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 3.  Share Transactions  – (continued)

The following table summarizes the share repurchases completed during the years ended December 31, 2017 and 2016:

Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
2016
March 31, 2016	January 4, 2016	272,148	100%	$8.96	$2,437
June 30, 2016	April 6, 2016	674,428	100%	8.64	5,827
September 30, 2016	July 6, 2016	449,816	100%	8.82	3,967
December 31, 2016	October 5, 2016	619,240	100%	9.05	5,601
Total share repurchases during the year ended December 31, 2016		2,015,632			$17,832
2017
March 31, 2017	January 4, 2017	814,223	100%	$9.05	$7,370
June 30, 2017	April 5, 2017	1,137,234	100%	9.12	10,372
September 30, 2017	July 5, 2017	1,365,168	100%	9.10	12,425
December 31, 2017	October 4, 2017	1,118,130	100%	9.16	10,239
Total share repurchases during the year ended December 31, 2017		4,434,755			$40,406

Note 4.  Transactions with Related Parties

For the years ended December 31, 2017, 2016 and 2015, fees and other expenses incurred by the Company related to CIM and its affiliates were as follows:

Entity	Capacity	Description	Years Ended December 31,
			2017	2016	2015
CION Securities, LLC	Dealer manager	Dealer manager fees(1)	$988	$953	$14,440
CIM	Investment adviser	Management fees(2)	29,549	20,092	14,827
CIM	Investment adviser	Incentive fees(2)	3,222	—	—
ICON Capital, LLC	Administrative services provider	Administrative services expense(2)	2,160	1,834	1,900
CIG	Sponsor	Recoupment of expense support(2)	—	667	4,667
			$35,919	$23,546	$35,834

(1)	Amounts charged directly to equity.
(2)	Amounts charged directly to operations.

On December 28, 2016, the Company entered into an amended and restated follow-on dealer manager agreement with CIM and CION Securities, LLC (formerly, ICON Securities, LLC), or CION Securities, in connection with the Company’s follow-on continuous public offering. Under the amended and restated dealer manager agreement, the dealer manager fee was reduced from up to 3% to up to 2% of gross offering proceeds and selling commissions to the selling dealers were reduced from up to 7% to up to 3% of gross offering proceeds. Such costs are charged against capital in excess of par value when incurred. Since

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties  – (continued)

commencing its initial continuous public offering on July 2, 2012 and through March 8, 2018, the Company paid or accrued sales commissions of $64,649 to the selling dealers and dealer manager fees of $32,147 to CION Securities.

The Company has entered into an investment advisory agreement with CIM. On November 1, 2017, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the investment advisory agreement for a period of twelve months commencing December 17, 2017. Pursuant to the investment advisory agreement, CIM is paid an annual base management fee equal to 2.0% of the average value of the Company’s gross assets, less cash and cash equivalents, and an incentive fee based on the Company’s performance, as described below. The base management fee is payable quarterly in arrears and is calculated based on the two most recently completed calendar quarters. The incentive fee consists of two parts. The first part, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, measured quarterly and expressed as a rate of return on adjusted capital, as defined in the investment advisory agreement, equal to 1.875% per quarter, or an annualized rate of 7.5%. For the year ended December 31, 2017, the Company recorded subordinated incentive fees on income of $3,222, which are payable to CIM and are recorded as a liability as of December 31, 2017. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is described in Note 2.

The Company accrues the capital gains incentive fee based on net realized gains and net unrealized appreciation; however, under the terms of the investment advisory agreement, the fee payable to CIM is based on net realized gains and unrealized depreciation and no such fee is payable with respect to unrealized appreciation unless and until such appreciation is actually realized. For the years ended December 31, 2017, 2016 and 2015, the Company had no liability for and did not record any capital gains incentive fees.

With respect to the TRS, CIM became entitled to receive a capital gains incentive fee upon the termination of the TRS, at which point all net gains and losses of the underlying loans constituting the reference assets of the TRS were realized. However, CIM did not take any incentive fees with respect to the Company’s TRS as realized losses exceeded realized gains on the underlying loans upon termination. See Note 2 for an additional discussion of CIM’s entitlement to receive payment of incentive fees.

The Company entered into an administration agreement with CIM’s affiliate, ICON Capital, LLC, or ICON Capital, pursuant to which ICON Capital furnishes the Company with administrative services including accounting, investor relations and other administrative services necessary to conduct its day-to-day operations. On November 1, 2017, the board of directors of the Company, including a majority of the board of directors who are not interested persons, approved the renewal of the administration agreement for a period of twelve months commencing December 17, 2017. ICON Capital is reimbursed for administrative expenses it incurs on the Company’s behalf in performing its obligations, provided that such reimbursement will be for the lower of ICON Capital’s actual costs or the amount that the Company would be required to pay for comparable administrative services in the same geographic location. Such costs will be reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company will not reimburse ICON Capital for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a person with a controlling interest in ICON Capital.

Under the terms of the investment advisory agreement, CIM and certain of its affiliates, which includes CIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all offering and organizational costs have been reimbursed. The Company’s payment of offering and organizational costs will not exceed 1.5% of the actual gross proceeds raised from the offerings (without giving effect to any potential

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties  – (continued)

expense support from CIG and its affiliates). If the Company sells the maximum number of shares at its latest public offering price of $9.70 per share, the Company estimates that it may incur up to approximately $29,891 of expenses. With respect to any reimbursements for offering and organizational costs, the Company will interpret the 1.5% limit based on actual gross proceeds raised at the time of such reimbursement. In addition, the Company will not issue any of its shares or other securities for services or for property other than cash or securities except as a dividend or distribution to its security holders or in connection with a reorganization.

From inception through December 31, 2012, CIG and its affiliates incurred offering, organizational and other pre-effective costs of $2,012. Of these costs, $1,812 represented offering and organizational costs, all of which have been submitted to the Company for reimbursement. The Company paid $450 in October 2013, $550 in March 2014, $592 in May 2014 and $420 in March 2015. No additional material offering, organizational or other pre-effective costs have been incurred by CIG or its affiliates subsequent to December 31, 2012.

Reinvestment of shareholder distributions and share repurchases are excluded from the gross proceeds from the Company’s offerings for purposes of determining the total amount of offering and organizational costs that can be paid by the Company. As of December 31, 2017, the Company raised gross offering proceeds of $1,116,539, of which it can pay up to $16,748 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through December 31, 2017, the Company paid $9,974 of such costs, leaving an additional $6,774 that can be paid. As of March 8, 2018, the Company raised gross offering proceeds of $1,125,698, of which it can pay up to $16,885 in offering and organizational costs (which represents 1.5% of the actual gross offering proceeds raised). Through March 8, 2018, the Company paid $10,134 of such costs, leaving an additional $6,751 that can be paid.

On January 30, 2013, the Company entered into the expense support and conditional reimbursement agreement with CIG, whereby CIG agreed to provide expense support to the Company in an amount that is sufficient to: (1) ensure that no portion of the Company’s distributions to shareholders will be paid from its offering proceeds or borrowings, and/or (2) reduce the Company’s operating expenses until it has achieved economies of scale sufficient to ensure that it bears a reasonable level of expense in relation to its investment income. On December 13, 2013 and January 16, 2015, the Company and CIG amended the expense support and conditional reimbursement agreement to extend the termination date of such agreement from January 30, 2014 to January 30, 2015 and from January 30, 2015 to December 31, 2015, respectively. On December 16, 2015 and December 14, 2016, the Company further amended and restated the expense support and conditional reimbursement agreement for purposes of including AIM as a party to the agreement and extending the termination date from December 31, 2016 to December 31, 2017, respectively. On January 2, 2018, the Company entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018.

For the years ended December 31, 2017, 2016 and 2015, the Company did not receive any expense support from CIG or AIM. See Note 5 for additional information on the sources of the Company’s distributions.

Pursuant to the expense support and conditional reimbursement agreement, the Company will have a conditional obligation to reimburse CIM for any amounts funded by CIM under such agreement (i) if expense support amounts funded by CIM exceed operating expenses incurred during any fiscal quarter, (ii) if the sum of the Company’s net investment income for tax purposes, net capital gains and the amount of any dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 4.  Transactions with Related Parties  – (continued)

the Company to shareholders, and (iii) during any fiscal quarter occurring within three years of the date on which CIM funded such amount. The obligation to reimburse CIM for any expense support provided by CIM under such agreement is further conditioned by the following: (i) in the period in which reimbursement is sought, the ratio of operating expenses to average net assets, when considering the reimbursement, cannot exceed the ratio of operating expenses to average net assets, as defined, for the period when the expense support was provided; (ii) in the period when reimbursement is sought, the annualized distribution rate cannot fall below the annualized distribution rate for the period when the expense support was provided; and (iii) the expense support can only be reimbursed within three years from the date the expense support was provided.

Expense support, if any, will be determined as appropriate to meet the objectives of the expense support and conditional reimbursement agreement. During the years ended December 31, 2016 and 2015, the Company recorded obligations to repay expense support from CIG of $667 and $4,667, respectively. During the years ended December 31, 2016 and 2015, the Company repaid expense support to CIG of $1,147 and $4,187, respectively. As of December 31, 2016, all expense support previously provided by CIG was repaid. No additional expense support was provided by CIG and/or AIM during the year ended December 31, 2017. The Company may or may not be requested to reimburse any expense support provided in the future.

The Company or CIM may terminate the expense support and conditional reimbursement agreement at any time. CIM has indicated that it expects to continue such expense support until it believes that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income. If the Company terminates the investment advisory agreement with CIM, the Company may be required to repay all unreimbursed expense support funded by CIM within three years of the date of termination. The specific amount of expense support provided by CIM, if any, will be determined at the end of each quarter. There can be no assurance that the expense support and conditional reimbursement agreement will remain in effect or that CIM will support any portion of the Company’s expenses in future quarters.

As of December 31, 2017 and 2016, the total liability payable to CIM and its affiliates was $11,603 and $6,508, respectively, which primarily related to fees earned by CIM during the three months ended December 31, 2017 and 2016, respectively.

Because CIM’s senior management team is comprised of substantially the same personnel as the senior management team of the Company’s affiliate, ICON Capital, which is the investment manager to certain equipment finance funds, or equipment funds, such members of senior management provide investment advisory and management services to the equipment funds in addition to the Company. In the event that CIM undertakes to provide investment advisory services to other clients in the future, it will strive to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objective and strategies so that the Company will not be disadvantaged in relation to any other client of the investment adviser or its senior management team. However, it is currently possible that some investment opportunities will be provided to the equipment funds or other clients of CIM rather than to the Company.

Indemnifications

The investment advisory agreement, the administration agreement and the dealer manager agreement each provide certain indemnifications from the Company to the other relevant parties to such agreements. The Company’s maximum exposure under these agreements is unknown. However, the Company has not experienced claims or losses pursuant to these agreements and believes the risk of loss related to such indemnifications to be remote.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 5.  Distributions

From February 1, 2014 through July 17, 2017, the Company’s board of directors authorized and declared on a monthly basis a weekly distribution amount per share of common stock. On July 18, 2017, the Company’s board of directors authorized and declared on a quarterly basis a weekly distribution amount per share of common stock. Effective September 28, 2017, the Company’s board of directors delegated to management the authority to determine the amount, record dates, payment dates and other terms of distributions to shareholders, which will be ratified by the board of directors, each on a quarterly basis. Declared distributions are paid monthly.

The Company’s board of directors declared or ratified distributions for 52, 52 and 52 record dates during the years ended December 31, 2017, 2016 and 2015, respectively.

The following table presents cash distributions per share that were declared during the years ended December 31, 2017, 2016 and 2015:

	Distributions
Three Months Ended	Per Share	Amount
2015
March 31, 2015 (thirteen record dates)	$0.1829	$10,767
June 30, 2015 (thirteen record dates)	0.1829	13,223
September 30, 2015 (thirteen record dates)	0.1829	15,517
December 31, 2015 (thirteen record dates)	0.1829	17,761
Total distributions for the year ended December 31, 2015	$0.7316	$57,268
2016
March 31, 2016 (thirteen record dates)	$0.1829	$19,004
June 30, 2016 (thirteen record dates)	0.1829	19,167
September 30, 2016 (thirteen record dates)	0.1829	19,480
December 31, 2016 (thirteen record dates)	0.1829	19,808
Total distributions for the year ended December 31, 2016	$0.7316	$77,459
2017
March 31, 2017 (thirteen record dates)	$0.1829	$20,123
June 30, 2017 (thirteen record dates)	0.1829	20,371
September 30, 2017 (thirteen record dates)	0.1829	20,644
December 31, 2017 (thirteen record dates)	0.1829	20,923
Total distributions for the year ended December 31, 2017	$0.7316	$82,061

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 5.  Distributions  – (continued)

On December 26, 2017, the Company’s co-chief executive officers declared regular weekly cash distributions of $0.014067 per share for January 2018 through March 2018. Each distribution was paid or will be paid monthly to shareholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount Per Share
January 2, 2018	January 31, 2018	$0.014067
January 9, 2018	January 31, 2018	$0.014067
January 16, 2018	January 31, 2018	$0.014067
January 23, 2018	January 31, 2018	$0.014067
January 30, 2018	January 31, 2018	$0.014067
February 6, 2018	February 28, 2018	$0.014067
February 13, 2018	February 28, 2018	$0.014067
February 20, 2018	February 28, 2018	$0.014067
February 27, 2018	February 28, 2018	$0.014067
March 6, 2018	March 28, 2018	$0.014067
March 13, 2018	March 28, 2018	$0.014067
March 20, 2018	March 28, 2018	$0.014067
March 27, 2018	March 28, 2018	$0.014067

The Company has adopted an “opt in” distribution reinvestment plan for shareholders. As a result, if the Company makes a distribution, shareholders will receive distributions in cash unless they specifically “opt in” to the fifth amended and restated distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock.

On November 2, 2015, the Company further amended and restated its distribution reinvestment plan pursuant to the third amended and restated distribution reinvestment plan, or the Third Amended DRIP. The Third Amended DRIP was effective as of, and first applied to the reinvestment of cash distributions paid on or after, the closing of the Company’s initial continuous public offering on December 31, 2015. Under the Third Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price determined by the Company’s board of directors or a committee thereof, in its sole discretion, that was (i) not less than the net asset value per share determined in good faith by the board of directors or a committee thereof, in their sole discretion, immediately prior to the payment of the distribution, or the NAV Per Share, and (ii) not more than 2.5% greater than the NAV Per Share as of such date.

On January 22, 2016, the Company further amended and restated its distribution reinvestment plan pursuant to the fourth amended and restated distribution reinvestment plan, or the Fourth Amended DRIP. The Fourth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on March 30, 2016. Under the Fourth Amended DRIP, cash distributions to participating shareholders were reinvested in additional shares of common stock at a purchase price equal to 90% of the public offering price per share in effect as of the date of issuance.

On December 8, 2016, the Company further amended and restated its distribution reinvestment plan pursuant to the fifth amended and restated distribution reinvestment plan, or the Fifth Amended DRIP. The Fifth Amended DRIP became effective as of, and first applied to the reinvestment of cash distributions paid on, February 1, 2017. Under the Fifth Amended DRIP, cash distributions to participating shareholders will be reinvested in additional shares of common stock at a purchase price equal to the estimated net asset value per share of common stock as of the date of issuance.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 5.  Distributions  – (continued)

The Company may fund its cash distributions to shareholders from any sources of funds available to the Company, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from CIM, which is subject to repayment by the Company within three years. The Company has not established limits on the amount of funds it may use from available sources to make distributions. For the years ended December 31, 2015, 2016 and 2017, none of the Company’s distributions resulted from expense support from CIG or AIM. The purpose of this arrangement is to avoid such distributions being characterized as a return of capital. Shareholders should understand that any such distributions are not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or CIM provides such expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. CIM has no obligation to provide expense support to the Company in future periods.

The following table reflects the sources of cash distributions on a GAAP basis that the Company has declared on its shares of common stock during the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017			2016			2015
Source of Distribution	Per Share	Amount	Percentage	Per Share	Amount	Percentage	Per Share	Amount	Percentage
Net investment income	$0.6833	$76,683	93.4%	$0.4302	$45,549	58.8%	$0.3164	$24,762	43.2%
Net realized gain on total return swap
Net interest and other income from TRS portfolio	0.0315	3,494	4.3%	0.2480	26,273	33.9%	0.3868	30,281	52.9%
Net gain on TRS loan sales(1)	0.0168	1,884	2.3%	0.0277	2,916	3.8%	0.0060	472	0.8%
Net realized gain on investments and foreign currency	—	—	—	0.0257	2,721	3.5%	0.0143	1,121	2.0%
Distributions in excess of net investment income(2)	—	—	—	—	—	—	0.0081	632	1.1%
Total distributions	$0.7316	$82,061	100.0%	$0.7316	$77,459	100.0%	$0.7316	$57,268	100.0%

(1)	During the year ended December 31, 2017, the Company realized losses that are not currently deductible on a tax-basis of $19,334 primarily due to the purchase of loans by Flatiron Funding II, LLC that were previously held in the TRS in connection with the TRS refinancing. See Note 8 for an additional discussion regarding this purchase. During the year ended December 31, 2016, the Company realized losses on TRS loans of $1,030, which were not deductible on a tax-basis until 2017.
(2)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes. See Note 14 for the sources of the Company’s cash distributions on a tax basis.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 6.  Investments

The composition of the Company’s investment portfolio as of December 31, 2017 and 2016 at amortized cost and fair value was as follows:

	December 31, 2017			December 31, 2016
	Cost(1)	Fair Value	Percentage of Investment Portfolio	Cost(1)	Fair Value	Percentage of Investment Portfolio
Senior secured first lien debt	$1,088,512	$1,100,336	73.0%	$489,904	$489,913	48.1%
Senior secured second lien debt	342,906	333,944	22.1%	437,240	434,347	42.6%
Collateralized securities and structured products – debt	25,411	25,289	1.7%	39,471	38,114	3.7%
Collateralized securities and structured products – equity	19,833	18,525	1.2%	37,713	34,648	3.4%
Unsecured debt	7,653	7,639	0.5%	17,290	16,851	1.7%
Equity	21,538	21,915	1.5%	4,832	5,107	0.5%
Subtotal/total percentage	1,505,853	1,507,648	100.0%	1,026,450	1,018,980	100.0%
Short term investments(2)	206,547	206,547		70,498	70,498
Total investments	$1,712,400	$1,714,195		$1,096,948	$1,089,478

(1)	Cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, for debt investments, and cost for equity investments.
(2)	Short term investments represent an investment in a fund that invests in highly liquid investments with average original maturity dates of three months or less.

Acquisition of Credit Suisse Park View BDC, Inc.

On September 30, 2016, Park South Funding, LLC, or Park South, a wholly-owned consolidated subsidiary of the Company, and Credit Suisse Alternative Capital, LLC, or CSAC, the sole owner of Credit Suisse Park View BDC, Inc., or CS Park View, entered into a Purchase and Sale Agreement to effect and consummate the acquisition of CS Park View by Park South. Pursuant to the Purchase and Sale Agreement, Park South acquired one hundred percent of the issued and outstanding shares of common stock of CS Park View from CSAC for a cash purchase price of $276,852. Substantially all of the assets acquired and liabilities assumed were financial assets (interests in senior secured loans and partnership interests of 26 portfolio companies as well as interest receivable and accrued expenses). The Company funded the cash purchase price partially with cash on hand and proceeds received from the JPM Credit Facility (see Note 8).

The acquisition was accounted for by the Company under the asset acquisition method of accounting in accordance with ASC 805-50, Business Combinations — Related Issues. Under the asset acquisition method of accounting, net assets are recognized based on their cost to the acquiring entity, which includes transaction costs. The purchase price of the assets acquired is allocated to the individual assets acquired or liabilities assumed based on their determined fair values and does not give rise to goodwill. The Company determined that the fair value of the net assets acquired equaled the purchase price, excluding transaction costs. Accordingly, transaction costs of $498 were expensed during the three months ended September 30, 2016.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 6.  Investments  – (continued)

The following tables show the composition of the Company’s investment portfolio by industry classification and geographic dispersion, and the percentage, by fair value, of the total investment portfolio assets in such industries and geographies as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
Industry Classification	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
Healthcare & Pharmaceuticals	$255,608	17.0%	$118,337	11.6%
Services: Business	195,251	13.0%	126,869	12.5%
High Tech Industries	194,902	12.9%	217,339	21.3%
Media: Diversified & Production	117,896	7.8%	23,100	2.3%
Chemicals, Plastics & Rubber	82,981	5.5%	27,253	2.7%
Media: Advertising, Printing & Publishing	65,795	4.4%	54,354	5.3%
Consumer Goods: Durable	60,863	4.0%	1,000	0.1%
Telecommunications	58,891	3.9%	35,411	3.5%
Capital Equipment	53,276	3.5%	51,155	5.0%
Aerospace & Defense	52,312	3.5%	21,780	2.1%
Services: Consumer	46,702	3.1%	9,477	0.9%
Diversified Financials	43,814	2.9%	72,762	7.1%
Automotive	40,565	2.7%	39,192	3.9%
Energy: Oil & Gas	38,397	2.5%	12,803	1.3%
Retail	33,319	2.2%	18,852	1.9%
Transportation: Cargo	32,877	2.2%	—	—
Hotel, Gaming & Leisure	29,550	2.0%	28,974	2.8%
Beverage, Food & Tobacco	25,631	1.7%	53,658	5.3%
Construction & Building	24,633	1.6%	39,137	3.8%
Banking, Finance, Insurance & Real Estate	19,857	1.3%	17,636	1.7%
Metals & Mining	12,785	0.8%	11,349	1.1%
Consumer Goods: Non-Durable	7,055	0.5%	8,611	0.8%
Media: Broadcasting & Subscription	6,224	0.4%	9,776	1.0%
Forest Products & Paper	5,599	0.4%	—	—
Environmental Industries	2,865	0.2%	2,595	0.3%
Energy: Electricity	—	—	13,715	1.3%
Containers, Packaging & Glass	—	—	3,845	0.4%
Subtotal/total percentage	1,507,648	100.0%	1,018,980	100.0%
Short term investments	206,547		70,498
Total investments	$1,714,195		$1,089,478

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 6.  Investments  – (continued)

	December 31, 2017		December 31, 2016
Geographic Dispersion(1)	Investments at Fair Value	Percentage of Investment Portfolio	Investments at Fair Value	Percentage of Investment Portfolio
United States	$1,379,180	91.5%	$916,260	89.9%
Canada	29,114	1.9%	16,705	1.6%
Germany	19,231	1.3%	24,185	2.4%
Luxembourg	18,836	1.2%	—	—
Cayman Islands	18,525	1.2%	43,234	4.2%
Netherlands	18,317	1.2%	10,273	1.0%
Marshall Islands	10,012	0.7%	—	—
France	5,606	0.4%	—	—
Cyprus	5,137	0.3%	4,728	0.5%
United Kingdom	2,865	0.2%	2,595	0.3%
Bermuda	825	0.1%	1,000	0.1%
Subtotal/total percentage	1,507,648	100.0%	1,018,980	100.0%
Short term investments	206,547		70,498
Total investments	$1,714,195		$1,089,478

(1)	The geographic dispersion is determined by the portfolio company’s country of domicile.

As of December 31, 2017, investments on non-accrual status represented 1.4% of the Company’s investment portfolio on a fair value basis. As of December 31, 2016, there were no investments on non-accrual status.

The Company’s investment portfolio may contain senior secured investments that are in the form of lines of credit, delayed draw term loans, revolving credit facilities, or unfunded commitments, which may require the Company to provide funding when requested in accordance with the terms of the underlying agreements. As of December 31, 2017 and 2016, the Company’s unfunded commitments amounted to $48,259 and $25,096, respectively. As of March 8, 2018, the Company’s unfunded commitments amounted to $68,150. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for the Company. Refer to Note 11 for further details on the Company’s unfunded commitments.

Note 7.  Derivative Instruments

In the normal course of business and subject to the requirements of the 1940 Act, the Company enters into derivative instruments as part of its investment strategy.

Credit Default Swap

On October 14, 2016, the Company entered into a credit default swap with JPMorgan Chase Bank N.A., with a base notional amount of €22,000, to purchase protection with respect to Deutsche Bank AG exposure. As of December 31, 2016, the fair value of the credit default swap was $46, which is presented as derivative asset on the consolidated balance sheet. The swap terminated on March 20, 2017.

Total Return Swap

On December 17, 2012, the Company, through its wholly-owned consolidated subsidiary, Flatiron Funding, LLC, or Flatiron, entered into a TRS with Citibank, N.A., or Citibank. Flatiron and Citibank amended the TRS on several occasions, most recently on February 18, 2017 to extend the termination or call

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 7.  Derivative Instruments  – (continued)

date from February 18, 2017 to April 18, 2017. Prior to the call date, the maximum aggregate market value of the portfolio of loans subject to the TRS (determined at the time each such loan became subject to the TRS) was $800,000 and the interest rate payable by Flatiron to Citibank with respect to each loan included in the TRS was a spread of 1.40% per year over the floating rate index specified for each such loan, which would not be less than zero. On April 18, 2017, the TRS expired in accordance with its terms. The agreements between Flatiron and Citibank, which collectively established the TRS, are referred to herein as the TRS Agreement.

The value of the TRS was based on the increase or decrease in the value of the loans underlying the TRS, as determined by the Company. The loans underlying the TRS were valued in the same manner as loans owned by the Company. As of December 31, 2016, the fair value of the TRS was ($15,402). The fair value of the TRS was reflected as unrealized depreciation on total return swap on the Company’s consolidated balance sheets. The change in value of the TRS was reflected in the Company’s consolidated statements of operations as net change in unrealized depreciation on total return swap. As of December 31, 2016, Flatiron had selected 51 underlying loans with a total notional amount of $407,847 and posted $143,335 in cash collateral held by Citibank (of which only $131,073 was required to be posted), which was reflected in due from counterparty on the Company’s consolidated balance sheets. As of December 31, 2017, Citibank returned all cash collateral to Flatiron.

Receivable on total return swap was composed of any amounts due from Citibank that consisted of earned but not yet collected net interest and fees and net gains on sales and principal repayments of underlying loans of the TRS. As of December 31, 2016, the receivable on total return swap consisted of the following:

December 31, 2016
Interest and other income from TRS portfolio	$5,620
Interest and other expense from TRS portfolio	(1,928)
Net gain on TRS loan sales	495
Receivable on total return swap	$4,187

Realized gains and losses on the TRS are composed of any gains or losses on loans underlying the TRS as well as net interest and fees earned during the period. For the years ended December 31, 2017, 2016 and 2015, net realized (loss) gain on the TRS consisted of the following:

	Years Ended December 31,
	2017	2016	2015
Interest and other income from TRS portfolio	$6,511	$39,746	$40,499
Interest and other expense from TRS portfolio	(3,017)	(13,473)	(10,218)
Net (loss) gain on TRS loan sales	(17,450)	1,886	472
Net realized (loss) gain(1)	$(13,956)	$28,159	$30,753

(1)	Net realized (loss) gain is reflected in net realized (loss) gain on total return swap on the Company’s consolidated statements of operations.

On March 29, 2017, Flatiron Funding II, LLC, or Flatiron Funding II, a newly-formed, wholly-owned, consolidated, special purpose financing subsidiary of the Company, purchased certain loans underlying the TRS with a notional value of $363,860 in connection with the TRS refinancing. See Note 8 for additional information on Flatiron Funding II.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 7.  Derivative Instruments  – (continued)

The following is a summary of the underlying loans subject to the TRS as of December 31, 2016:

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Senior Secured First Lien Debt
Academy, Ltd., L+400, 1.00% LIBOR Floor, 7/1/2022	Various	Retail	$14,564	$13,653	$(911)
Access CIG, LLC, L+500, 1.00% LIBOR Floor, 10/18/2021	3 Month LIBOR	Services: Business	6,751	6,798	47
ALM Media, LLC, L+450, 1.00% LIBOR Floor, 7/31/2020	3 Month LIBOR	Media: Advertising, Printing & Publishing	7,679	7,328	(351)
Alvogen Pharma US, Inc., L+500, 1.00% LIBOR Floor, 4/1/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	9,430	9,150	(280)
American Dental Partners, Inc., L+475, 1.00% LIBOR Floor, 8/29/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	12,158	12,219	61
American Energy – Marcellus, LLC, L+425, 1.00% LIBOR Floor, 8/4/2020	3 Month LIBOR	Energy: Oil & Gas	4,254	2,370	(1,884)
American Residential Services, LLC, L+450, 1.00% LIBOR Floor, 6/30/2021	3 Month LIBOR	Construction & Building	14,067	14,269	202
Aquilex, LLC, L+400, 1.00% LIBOR Floor, 12/31/2020	3 Month LIBOR	Chemicals, Plastics & Rubber	1,810	1,778	(32)
Avaya Inc., L+525, 1.00% LIBOR Floor, 5/29/2020	3 Month LIBOR	Telecommunications	14,542	12,798	(1,744)
Azure Midstream Energy, LLC, L+650, 1.00% LIBOR Floor, 11/15/2018	1 Month LIBOR	Energy: Oil & Gas	2,375	2,200	(175)
Caraustar Industries, Inc., L+675, 1.25% LIBOR Floor, 5/1/2019	3 Month LIBOR	Forest Products & Paper	11,954	12,521	567
Central Security Group, Inc., L+563, 1.00% LIBOR Floor, 10/6/2020	1 Month LIBOR	Services: Consumer	12,915	13,058	143
Charming Charlie, LLC, L+800, 1.00% LIBOR Floor, 12/24/2019	3 Month LIBOR	Retail	7,723	4,314	(3,409)
CSP Technologies North America, LLC, L+600, 1.00% LIBOR Floor, 1/29/2022	3 Month LIBOR	Chemicals, Plastics & Rubber	13,385	13,590	205
CT Technologies Intermediate Holdings, Inc., L+425, 1.00% LIBOR Floor, 12/1/2021	1 Month LIBOR	Healthcare & Pharmaceuticals	14,681	14,160	(521)
David’s Bridal, Inc., L+400, 1.25% LIBOR Floor, 10/11/2019	3 Month LIBOR	Retail	3,339	3,095	(244)
DBRS, Inc., L+525, 1.00% LIBOR Floor, 3/4/2022(d)	3 Month LIBOR	Services: Business	12,874	12,094	(780)
EIG Investors Corp., L+548, 1.00% LIBOR Floor, 11/9/2019(d)	3 Month LIBOR	Services: Business	1,773	1,772	(1)
Emmis Operating Company, L+600, 1.00% LIBOR Floor, 6/10/2021	3 Month LIBOR	Media: Broadcasting & Subscription	7,508	7,075	(433)
Evergreen Skills Lux S.À:.R.L., L+475, 1.00% LIBOR Floor, 4/28/2021(d)	6 Month LIBOR	High Tech Industries	7,174	6,821	(353)
Global Cash Access, Inc., L+525, 1.00% LIBOR Floor, 12/18/2020	2 Month LIBOR	Hotel, Gaming & Leisure	10,483	10,406	(77)
Healogics, Inc., L+425, 1.00% LIBOR Floor, 7/1/2021	3 Month LIBOR	Healthcare & Pharmaceuticals	4,829	4,520	(309)
IMG Worldwide Holdings, LLC, L+425, 1.00% LIBOR Floor, 5/6/2021	3 Month LIBOR	Media: Diversified & Production	7,111	7,277	166
LTCG Holdings Corp., L+500, 1.00% LIBOR Floor, 6/6/2020	1 Month LIBOR	Services: Business	5,882	5,409	(473)
Murray Energy Corp., L+725, 1.00% LIBOR Floor, 4/16/2020	3 Month LIBOR	Metals & Mining	3,588	3,528	(60)

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 7.  Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Navex Global, Inc, L+475, 1.00% LIBOR Floor, 11/19/2021	6 Month LIBOR	High Tech Industries	$13,597	$13,617	$20
Nielsen & Bainbridge, LLC, L+500, 1.00% LIBOR Floor, 8/15/2020	6 Month LIBOR	Consumer Goods: Durable	15,843	15,942	99
Oasis Outsourcing Holdings, Inc., L+475, 1.00% LIBOR Floor, 12/26/2021	1 Month LIBOR	Services: Business	9,319	9,472	153
Onex TSG Holdings II Corp., L+400, 1.00% LIBOR Floor, 7/29/2022	3 Month LIBOR	Healthcare & Pharmaceuticals	3,408	3,441	33
Opal Acquisition, Inc., L+400, 1.00% LIBOR Floor, 11/27/2020	3 Month LIBOR	Healthcare & Pharmaceuticals	10,236	9,802	(434)
Pelican Products, Inc., L+425, 1.00% LIBOR Floor, 4/10/2020	3 Month LIBOR	Chemicals, Plastics & Rubber	2,493	2,503	10
Photonis Technologies SAS, L+750, 1.00% LIBOR Floor, 9/18/2019(d)	3 Month LIBOR	Aerospace & Defense	6,337	5,564	(773)
PSC Industrial Holdings Corp., L+475, 1.00% LIBOR Floor, 12/5/2020	3 Month LIBOR	Services: Business	4,851	4,741	(110)
Scientific Games International, Inc., L+500, 1.00% LIBOR Floor, 10/1/2021(d)	Various	Hotel, Gaming & Leisure	10,400	10,665	265
SESAC Holdco II LLC, L+425, 1.00% LIBOR Floor, 2/7/2019	1 Month LIBOR	Media: Broadcasting & Subscription	2,935	2,938	3
SG Acquisition, Inc., L+525, 1.00% LIBOR Floor, 8/19/2021	3 Month LIBOR	Banking, Finance, Insurance & Real Estate	11,414	11,547	133
SI Organization, Inc., L+475, 1.00% LIBOR Floor, 11/23/2019	3 Month LIBOR	Services: Business	7,746	7,866	120
STG-Fairway Acquisitions, Inc., L+525, 1.00% LIBOR Floor, 6/30/2022	3 Month LIBOR	Services: Business	3,845	3,840	(5)
Survey Sampling International, LLC, L+500, 1.00% LIBOR Floor, 12/16/2020	3 Month LIBOR	Services: Business	7,781	7,899	118
TIBCO Software Inc., L+550, 1.00% LIBOR Floor, 12/4/2020	1 Month LIBOR	High Tech Industries	16,827	17,319	492
Travel Leaders Group, LLC, L+600, 1.00% LIBOR Floor, 12/7/2020	1 Month LIBOR	Services: Consumer	5,169	5,176	7
Vince, LLC, L+500, 1.00% LIBOR Floor, 11/27/2019(d)	3 Month LIBOR	Retail	1,124	1,093	(31)
Western Dental Services, Inc., L+650, 1.00% LIBOR Floor, 11/1/2018	3 Month LIBOR	Healthcare & Pharmaceuticals	5,573	5,566	(7)
Total Senior Secured First Lien Debt			351,747	341,194	(10,553)
Senior Secured Second Lien Debt
Asurion, LLC, L+750, 1.00% LIBOR Floor, 3/3/2021	1 Month LIBOR	Services: Consumer	7,772	8,044	272
Evergreen Skills Lux S.À:.R.L., L+825, 1.00% LIBOR Floor, 4/28/2022(d)	6 Month LIBOR	High Tech Industries	9,798	7,594	(2,204)
GOBP Holdings, Inc., L+825, 1.00% LIBOR Floor, 10/21/2022	3 Month LIBOR	Retail	3,940	4,010	70
Mergermarket USA, Inc., L+650, 1.00% LIBOR Floor, 2/4/2022	3 Month LIBOR	Services: Business	6,965	6,842	(123)
Onex Carestream Finance LP, L+850, 1.00% LIBOR Floor, 12/7/2019	3 Month LIBOR	Healthcare & Pharmaceuticals	13,600	11,318	(2,282)
Pelican Products, Inc., L+825, 1.00% LIBOR Floor, 4/11/2021	3 Month LIBOR	Chemicals, Plastics & Rubber	8,050	7,830	(220)
PFS Holding Corp., L+725, 1.00% LIBOR Floor, 1/31/2022	1 Month LIBOR	Retail	4,973	4,636	(337)

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 7.  Derivative Instruments  – (continued)

Underlying Loans(a)	Index Rate(b)	Industry	Notional Amount	Fair Value(c)	Unrealized Appreciation/ (Depreciation)
Securus Technologies Holdings, Inc., L+775, 1.25% LIBOR Floor, 4/30/2021	3 Month LIBOR	Telecommunications	$1,002	$977	$(25)
Total Senior Secured Second Lien Debt			56,100	51,251	(4,849)
Total			$407,847	$392,445	$(15,402)

(a)	All of the underlying loans subject to the TRS were issued by eligible U.S. portfolio companies, as defined in the 1940 Act, except for investments specifically identified as non-qualifying per note (d) below. The Company did not control and was not an affiliate of any of the companies that were issuers of the underlying loans subject to the TRS.
(b)	The 1, 2, 3, and 6 month LIBOR rates were 0.77%, 0.82%, 1.00% and 1.32%, respectively, as of December 31, 2016. The actual LIBOR rate for each loan listed may not be the applicable LIBOR rate as of December 31, 2016, as the loan may have been priced or repriced based on a LIBOR rate prior to or subsequent to December 31, 2016.
(c)	Fair value determined in good faith by the Company’s board of directors (see Note 9) using significant unobservable inputs unless otherwise noted.
(d)	All or a portion of the underlying loan subject to the TRS was not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets as defined under Section 55 of the 1940 Act. As of December 31, 2016, 90.5% of the Company’s total assets represented qualifying assets. In addition, as described in this Note 7, the Company calculated its compliance with the qualifying asset test on a “look through” basis by treating each loan underlying the TRS as either a qualifying asset or non-qualifying asset based on whether the obligor was an eligible portfolio company. On this basis, 89.1% of the Company’s total assets represented qualifying assets as of December 31, 2016.
(e)	For the year ended December 31, 2016, the following underlying loans subject to the TRS contained a PIK interest provision whereby the issuer had either the option or the obligation to make interest payments with the issuance of additional securities:

Issuer of Underlying Loan	Investment Type	Interest Rate			Interest Amount
		Cash	PIK	All-in-Rate	Cash	PIK	Total
Smile Brands Group, Inc.(f)	Senior Secured First Lien Debt	7.50%	1.50%	9.00%	$233	$41	$274
Southcross Holdings Borrower LP(g)	Senior Secured First Lien Debt	3.50%	5.50%	9.00%	$1	$1	$2
(f)	Outstanding principal and accrued interest of the underlying loan was fully repaid on August 17, 2016.
(g)	Prior to December 31, 2016, the underlying loan was assigned to the Company and removed from the TRS.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements

The following table presents summary information with respect to the Company’s outstanding financing arrangements as of December 31, 2017:

Arrangement	Type of Arrangement	Rate	Amount Outstanding	Amount Available	Maturity Date
Citibank Credit Facility	Revolving Credit Facility	L+2.00%	$324,542	$458	March 30, 2020
JPM Credit Facility	Term Loan Credit Facility	L+3.50%	224,423	577	August 23, 2020
UBS Facility	Repurchase Agreement	L+3.50%	162,500	37,500	May 19, 2020
MS Credit Facility	Revolving Credit Facility	L+3.00%	—	200,000	December 19, 2022

Citibank Credit Facility

On March 29, 2017, Flatiron Funding II entered into a senior secured credit facility with Citibank. The senior secured credit facility with Citibank, or the Citibank Credit Facility, provides for a revolving credit facility in an aggregate principal amount of $325,000, subject to compliance with a borrowing base. On March 29, 2017, September 26, 2017 and November 17, 2017, Flatiron Funding II drew down $231,698, $50,000 and $42,844 of borrowings under the Citibank Credit Facility, respectively.

On July 11, 2017, Flatiron Funding II amended the Citibank Credit Facility, or the Amended Citibank Credit Facility, with Citibank to make certain immaterial administrative amendments as a result of the termination of AIM as the Company’s investment sub-adviser as discussed in Note 1.

Advances under the Amended Citibank Credit Facility bear interest at a floating rate equal to (1) the higher of (a) the Citibank prime rate, (b) the federal funds rate plus 1.5% or (c) the three-month LIBOR plus 1.0%, plus (2) a spread of (a) 2% per year during the period from and including March 29, 2017 and the earlier of March 29, 2019 and the date the Amended Citibank Credit Facility matures, or (b) 3% per year during the period from the date the Amended Citibank Credit Facility matures until all obligations under the Amended Citibank Credit Facility have been paid in full. Interest is payable quarterly in arrears. All advances under the Amended Citibank Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than March 30, 2020. Flatiron Funding II may prepay advances pursuant to the terms and conditions of the credit and security agreement, subject to a 0.75% or 0.50% premium if the amount of the Amended Citibank Credit Facility is reduced or terminated on or prior to March 29, 2018 or March 29, 2019, respectively. In addition, Flatiron Funding II will be subject to a non-usage fee of 0.75% per year (subject to an increase to 2% in certain circumstances) on the amount, if any, of the aggregate principal amount available under the Amended Citibank Credit Facility that has not been borrowed. The non-usage fees, if any, are payable quarterly in arrears. Flatiron Funding II incurred certain customary costs and expenses in connection with obtaining the Citibank Credit Facility.

The Company incurred debt issuance costs of $1,945 in connection with obtaining the Citibank Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended Citibank Credit Facility, which is included in the Company’s consolidated balance sheet as of December 31, 2017 and will amortize to interest expense over the term of the Amended Citibank Credit Facility. At December 31, 2017, the unamortized portion of the debt issuance costs was $1,452.

Flatiron Funding II purchased loans and other corporate debt securities with a fair value of $354,967 on the closing date pursuant to master participation and assignment agreements between Flatiron Funding II and each of 15th Street Loan Funding LLC and 15th Street Loan Funding 2 LLC, each a special purpose subsidiary of Citibank. 15th Street Loan Funding LLC and 15th Street Loan Funding 2 LLC held loans and other corporate debt securities in connection with the TRS Agreement between Citibank and Flatiron. Flatiron Funding II’s obligations to Citibank under the Amended Citibank Credit Facility are secured by a first priority security interest in all of the assets of Flatiron Funding II. The obligations of Flatiron Funding II under the

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

Amended Citibank Credit Facility are non-recourse to the Company, and the Company’s exposure under the Amended Citibank Credit Facility is limited to the value of the Company’s investment in Flatiron Funding II.

In connection with the Amended Citibank Credit Facility, Flatiron Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. From the inception of the Citibank Credit Facility on March 29, 2017 to December 31, 2017, Flatiron Funding II was in compliance with all covenants and reporting requirements.

For the period from March 29, 2017 through December 31, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the Amended Citibank Credit Facility were as follows:

For the Period from March 29, 2017 through December 31, 2017
Stated interest expense	$6,447
Non-usage fee	398
Amortization of deferred financing costs	493
Total interest expense	$7,338
Weighted average interest rate(1)	3.46%
Average borrowings	$256,259

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended Citibank Credit Facility and is annualized for periods covering less than one year.

JPM Credit Facility

On August 26, 2016, 34th Street Funding, LLC, or 34th Street, a wholly-owned, consolidated, special purpose financing subsidiary of the Company, entered into a senior secured credit facility with JPMorgan Chase Bank, National Association, or JPM. The senior secured credit facility with JPM, or the JPM Credit Facility, provided for borrowings in an aggregate principal amount of $150,000, of which $25,000 may be funded as a revolving credit facility, each subject to conditions described in the JPM Credit Facility. On August 26, 2016, 34th Street drew down $57,000 of borrowings under the JPM Credit Facility.

On September 30, 2016, July 11, 2017 and November 28, 2017, 34th Street amended and restated the JPM Credit Facility, or the Amended JPM Credit Facility, with JPM. Under the Amended JPM Credit Facility entered into on September 30, 2016, the aggregate principal amount available for borrowings was increased from $150,000 to $225,000, of which $25,000 may be funded as a revolving credit facility, subject to conditions described in the Amended JPM Credit Facility. On September 30, 2016, 34th Street drew down $167,423 of additional borrowings under the Amended JPM Credit Facility, a portion of which was used to purchase the portfolio of loans from Credit Suisse Park View BDC, Inc. Under the Amended JPM Credit Facility entered into on July 11, 2017 and November 28, 2017, certain immaterial administrative amendments were made as a result of the termination of AIM as the Company’s investment sub-adviser as discussed in Note 1. No other material terms of the JPM Credit Facility were revised in connection with the Amended JPM Credit Facility.

Advances under the Amended JPM Credit Facility bear interest at a floating rate equal to the three-month LIBOR, plus a spread of 3.50% per year. Interest is payable quarterly in arrears. All advances under the Amended JPM Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

payable, by no later than August 23, 2020. 34th Street may prepay advances pursuant to the terms and conditions of the Amended JPM Credit Facility, subject to a 1% premium in certain circumstances. In addition, 34th Street will be subject to a non-usage fee of 0.5% and 1.0% per year on the amount, if any, of the aggregate principal amount available under the Amended JPM Credit Facility that has not been borrowed during the period from the closing date and ending on, but excluding, May 23, 2017, or the Ramp-Up Period, and from the termination of the Ramp-Up Period and ending on, but excluding, August 23, 2019, respectively. The non-usage fees, if any, are payable quarterly in arrears.

The Company contributed loans and other corporate debt securities to 34th Street in exchange for 100% of the membership interests of 34th Street, and may contribute additional loans and other corporate debt securities to 34th Street in the future. 34th Street’s obligations to JPM under the Amended JPM Credit Facility are secured by a first priority security interest in all of the assets of 34th Street. The obligations of 34th Street under the Amended JPM Credit Facility are non-recourse to the Company, and the Company’s exposure under the Amended JPM Credit Facility is limited to the value of the Company’s investment in 34th Street.

In connection with the Amended JPM Credit Facility, 34th Street has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. As of and for the year ended December 31, 2017, 34th Street was in compliance with all covenants and reporting requirements.

The Company incurred debt issuance costs of $3,515 in connection with obtaining and amending the JPM Credit Facility, which were recorded as a direct reduction to the outstanding balance of the Amended JPM Credit Facility, which is included in the Company’s consolidated balance sheet as of December 31, 2017 and will amortize to interest expense over the term of the Amended JPM Credit Facility. At December 31, 2017, the unamortized portion of the debt issuance costs was $2,332.

For the year ended December 31, 2017 and for the period from August 26, 2016 through December 31, 2016, the components of interest expense, average borrowings, and weighted average interest rate for the Amended JPM Credit Facility were as follows:

	Year Ended December 31, 2017	For the Period from August 26, 2016 through December 31, 2016
Stated interest expense	$10,652	$2,753
Non-usage fee	5	45
Amortization of deferred financing costs	882	302
Total interest expense	$11,539	$3,100
Weighted average interest rate(1)	4.68%	4.41%
Average borrowings	$224,423	$178,644

(1)	Includes the stated interest expense and non-usage fee on the unused portion of the Amended JPM Credit Facility and is annualized for periods covering less than one year.

UBS Facility

On May 19, 2017, the Company, through two newly-formed, wholly-owned, special-purpose financing subsidiaries, entered into a financing arrangement with UBS AG, London Branch, or UBS, pursuant to which up to $125,000 was made available to the Company.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

Pursuant to the financing arrangement, assets in the Company’s portfolio may be contributed from time to time to Murray Hill Funding II, LLC, or Murray Hill Funding II, through Murray Hill Funding, LLC, or Murray Hill Funding, each a newly-formed, wholly-owned, special-purpose financing subsidiary of the Company. On May 19, 2017, the Company contributed assets to Murray Hill Funding II. The assets held by Murray Hill Funding II secure the obligations of Murray Hill Funding II under Class A Notes, or the Notes, issued by Murray Hill Funding II. Pursuant to an Indenture, dated May 19, 2017, between Murray Hill Funding II and U.S. Bank National Association, or U.S. Bank, as trustee, or the Indenture, the aggregate principal amount of Notes that may be issued by Murray Hill Funding II from time to time was $192,308. Murray Hill Funding purchased the Notes issued by Murray Hill Funding II at a purchase price equal to their par value. Murray Hill Funding makes capital contributions to Murray Hill Funding II to, among other things, maintain the value of the portfolio of assets held by Murray Hill Funding II.

Principal on the Notes will be due and payable on the stated maturity date of May 19, 2027. Pursuant to the Indenture, Murray Hill Funding II has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The Indenture contains events of default customary for similar transactions, including, without limitation: (a) the failure to make principal payments on the Notes at their stated maturity or any earlier redemption date or to make interest payments on the Notes and such failure is not cured within three business days; (b) the failure to disburse amounts in accordance with the priority of payments and such failure is not cured within three business days; and (c) the occurrence of certain bankruptcy and insolvency events with respect to Murray Hill Funding II or Murray Hill Funding.

Murray Hill Funding, in turn, entered into a repurchase transaction with UBS, pursuant to the terms of a Global Master Repurchase Agreement and the related Annex and Master Confirmation thereto, each dated May 19, 2017, or collectively, the UBS Facility. Pursuant to the UBS Facility, on May 19, 2017 and June 19, 2017, UBS purchased Notes held by Murray Hill Funding for an aggregate purchase price equal to 65% of the principal amount of Notes purchased. Subject to certain conditions, the maximum principal amount of Notes that may be purchased under the UBS Facility was $192,308. Accordingly, the aggregate maximum amount payable to Murray Hill Funding under the UBS Facility would not exceed $125,000. Murray Hill Funding will repurchase the Notes sold to UBS under the UBS Facility by no later than May 19, 2020. The repurchase price paid by Murray Hill Funding to UBS will be equal to the purchase price paid by UBS for the repurchased Notes (giving effect to any reductions resulting from voluntary partial prepayment(s)). If the UBS Facility is accelerated prior to May 19, 2020 due to an event of default or a mandatory or voluntary full payment by Murray Hill Funding, then Murray Hill Funding must pay to UBS a fee equal to the present value of the spread portion of the financing fees that would have been payable to UBS from the date of acceleration through May 19, 2020 had the acceleration not occurred. The financing fee under the UBS Facility is equal to the three-month LIBOR plus a spread of up to 3.50% per year for the relevant period.

On December 1, 2017, Murray Hill Funding II amended and restated the Indenture, or the Amended Indenture, pursuant to which the aggregate principal amount of Notes that may be issued by Murray Hill Funding II was increased from $192,308 to $266,667. Murray Hill Funding will purchase the Notes to be issued by Murray Hill Funding II from time to time. On December 1, 2017, Murray Hill Funding entered into a First Amended and Restated Master Confirmation to the Global Master Repurchase Agreement, or the Amended Master Confirmation, which sets forth the terms of the repurchase transaction between Murray Hill Funding and UBS under the UBS Facility. As part of the Amended Master Confirmation, on December 15, 2017 UBS purchased, and on or about March 30, 2018 UBS will purchase, the increased aggregate principal amount of Notes held by Murray Hill Funding for an aggregate purchase price equal to 75% of the principal amount of Notes issued. As a result of the Amended Master Confirmation, the aggregate maximum amount

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

payable to Murray Hill Funding and to be made available to the Company under the UBS Facility was increased from $125,000 to $200,000. No other material terms of the UBS Facility were revised in connection with the amended UBS Facility.

UBS may require Murray Hill Funding to post cash collateral if, without limitation, the sum of the market value of the portfolio of assets and the cash and eligible investments held by Murray Hill Funding II, together with any posted cash collateral, is less than the required margin amount under the UBS Facility; provided, however, that Murray Hill Funding will not be required to post cash collateral with UBS until such market value has declined at least 10% from the initial market value of the portfolio assets.

The Company has no contractual obligation to post any such cash collateral or to make any payments to UBS on behalf of Murray Hill Funding. The Company may, but is not obligated to, increase its investment in Murray Hill Funding for the purpose of funding any cash collateral or payment obligations for which Murray Hill Funding becomes obligated in connection with the amended UBS Facility. The Company’s exposure under the amended UBS Facility is limited to the value of the Company’s investment in Murray Hill Funding.

Pursuant to the amended UBS Facility, Murray Hill Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. The amended UBS Facility contains events of default customary for similar financing transactions, including, without limitation: (a) failure to transfer the Notes to UBS on the applicable purchase date or repurchase the Notes from UBS on the applicable repurchase date; (b) failure to pay certain fees and make-whole amounts when due; (c) failure to post cash collateral as required; (d) the occurrence of insolvency events with respect to Murray Hill Funding; and (e) the admission by Murray Hill Funding of its inability to, or its intention not to, perform any of its obligations under the amended UBS Facility.

Murray Hill Funding paid an upfront fee and incurred certain other customary costs and expenses totaling $2,631 in connection with obtaining the amended UBS Facility, which were recorded as a direct reduction to the outstanding balance of the amended UBS Facility, which is included in the Company’s consolidated balance sheets and will amortize to interest expense over the term of the amended UBS Facility. At December 31, 2017, the unamortized portion of the upfront fee and other expenses was $2,234.

As of December 31, 2017, Notes in the aggregate principal amount of $216,667 had been purchased by Murray Hill Funding from Murray Hill Funding II and subsequently sold to UBS under the amended UBS Facility for aggregate proceeds of $162,500. The carrying amount outstanding under the amended UBS Facility approximates its fair value. The Company funded each purchase of Notes by Murray Hill Funding through a capital contribution to Murray Hill Funding. As of December 31, 2017, the amount due at maturity under the amended UBS Facility was $162,500. The Notes issued by Murray Hill Funding II and purchased by Murray Hill Funding eliminate in consolidation on the Company’s consolidated financial statements.

As of December 31, 2017, the fair value of assets held by Murray Hill Funding II was $307,862.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

For the period from May 19, 2017 through December 31, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the amended UBS Facility were as follows:

For the Period from May 19, 2017 through December 31, 2017
Stated interest expense	$3,655
Amortization of deferred financing costs	398
Total interest expense	$4,053
Weighted average interest rate(1)	4.82%
Average borrowings	$120,980

(1)	Includes the stated interest expense and non-usage fee, if any, on the unused portion of the amended UBS Facility and is annualized for periods covering less than one year.

MS Credit Facility

On December 19, 2017, 33rd Street Funding, LLC, or 33rd Street Funding, a newly-formed, wholly-owned, special purpose financing subsidiary of the Company, entered into a senior secured credit facility, or the MS Credit Facility, with Morgan Stanley Bank, N.A., or MS. The MS Credit Facility provides for a revolving credit facility in an aggregate principal amount of up to $200,000, subject to compliance with a borrowing base. 33rd Street Funding has not drawn down on any borrowings under the MS Credit Facility.

Advances under the MS Credit Facility will be available through December 19, 2020 and will bear interest at a floating rate equal to the three-month LIBOR, plus a spread of (i) 3.0% per year through December 19, 2020 and (i) 3.5% per year thereafter through December 19, 2022. Interest is payable quarterly in arrears. All advances under the MS Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, by no later than December 19, 2022. 33rd Street Funding may prepay advances pursuant to the terms and conditions of the loan and servicing agreement, subject to a 3% premium if the amount of the MS Credit Facility is reduced below $100,000 or terminated on or prior to December 19, 2018, and subject to a 2% or 1% premium if the amount of the MS Credit Facility is reduced or terminated on or prior to December 19, 2019 or December 19, 2020, respectively. In addition, 33rd Street Funding will be subject to a non-usage fee of 0.75% per year on the greater of (x) the amount, if any, of the aggregate principal amount available under the MS Credit Facility that has not been borrowed during the period from June 19, 2018 through December 19, 2020 and (y) 75% of $200,000 (or such smaller amount if the committed facility amount is reduced pursuant to the terms and conditions of the loan and servicing agreement). The non-usage fees, if any, are payable quarterly in arrears. 33rd Street Funding incurred certain customary costs and expenses in connection with obtaining the MS Credit Facility.

The Company contributed loans and other corporate debt securities to 33rd Street Funding in exchange for 100% of the membership interests of 33rd Street Funding, and may contribute additional loans and other corporate debt securities to 33rd Street Funding in the future. 33rd Street Funding’s obligations to MS under the MS Credit Facility are secured by a first priority security interest in all of the assets of 33rd Street Funding. The obligations of 33rd Street Funding under the MS Credit Facility are non-recourse to the Company, and the Company’s exposure under the MS Credit Facility is limited to the value of the Company’s investment in 33rd Street Funding. 33rd Street Funding has appointed CIM to manage its portfolio.

In connection with the MS Credit Facility, 33rd Street Funding has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The MS Credit Facility contains customary events of default for similar

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

financing transactions, including, without limitation: (a) the failure to make any payment when due and thereafter (other than with respect to payments of principal and interest), within one business day following the earlier of (i) 33rd Street Funding becoming aware of such failure; or (ii) notice of such default is provided by MS; (b) the insolvency or bankruptcy of 33rd Street Funding, the Company or CIM; (c) a change of control of 33rd Street Funding shall have occurred or CIM ceases to be the investment advisor of the Company; (d) the failure by 33rd Street Funding to make any payment when due in connection with any of its other indebtedness having an aggregate value of at least $500, or any other default by 33rd Street Funding of any agreement related to such indebtedness; (e) any representation, warranty, condition or agreement of 33rd Street Funding, the Company or CIM under the loan and servicing agreement is incorrect or not performed, which if capable of being cured, is not cured within 30 days; and (f) the failure to satisfy certain financial covenants, which if capable of being cured, is not cured within the time period specified in the loan and servicing agreement. Upon the occurrence and during the continuation of an event of default, MS may declare the outstanding advances and all other obligations under the MS Credit Facility immediately due and payable.

33rd Street Funding paid an upfront fee and incurred certain other customary costs and expenses totaling $2,591 in connection with obtaining the MS Credit Facility, which the Company initially recorded as prepaid expenses and other assets on the Company’s consolidated balance sheets and will amortize to interest expense over the term of the MS Credit Facility. Upon funding of the MS Credit Facility, any unamortized upfront fees will be recorded as a direct reduction to the outstanding balance of the MS Credit Facility, which will be included in the Company’s consolidated balance sheets. At December 31, 2017, the unamortized portion of the upfront fee and other expenses was $2,574.

For the period from December 19, 2017 through December 31, 2017, the components of interest expense, average borrowings, and weighted average interest rate for the MS Credit Facility were as follows:

For the Period from December 19, 2017 through December 31, 2017
Amortization of deferred financing costs	$17
Total interest expense	$17

East West Bank Credit Facility

On April 30, 2015, the Company entered into a revolving credit facility, or the EWB Credit Facility, with East West Bank, or EWB. The EWB Credit Facility provided for borrowings in an aggregate principal amount of up to $40,000, subject to certain conditions, and the Company was required to maintain $2,000 in a demand deposit account with EWB at all times. On April 27, 2017, the EWB Credit Facility expired in accordance with its terms. Through the expiration date, the Company was in compliance with all covenants and reporting requirements under the EWB Credit Facility.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 8.  Financing Arrangements  – (continued)

For the years ended December 31, 2017 and 2016, the components of interest expense, average borrowings, and weighted average interest rate for the EWB Credit Facility were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016
Non-usage fee	$65	$198
Amortization of deferred financing costs	63	227
Stated interest expense	—	44
Total interest expense	$128	$469
Weighted average interest rate(1)	—	23.12%
Average borrowings	$—	$1,033

(1)	Includes the stated interest expense and non-usage fees, if any, on the unused portion of the EWB Credit Facility.

Note 9.  Fair Value of Financial Instruments

The following table presents fair value measurements of the Company’s portfolio investments and TRS as of December 31, 2017 and 2016, according to the fair value hierarchy:

	December 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior secured first lien debt	$—	$—	$1,100,336	$1,100,336	$—	$—	$489,913	$489,913
Senior secured second lien debt	—	—	333,944	333,944	—	—	434,347	434,347
Collateralized securities and structured products – debt	—	—	25,289	25,289	—	—	38,114	38,114
Collateralized securities and structured products – equity	—	—	18,525	18,525	—	—	34,648	34,648
Unsecured debt	—	—	7,639	7,639	—	—	16,851	16,851
Equity	5,638	—	16,277	21,915	—	—	5,107	5,107
Short term investments	206,547	—	—	206,547	70,498	—	—	70,498
Total Investments	$212,185	$—	$1,502,010	$1,714,195	$70,498	$—	$1,018,980	$1,089,478
Total return swap	$—	$—	$—	$—	$—	$—	$(15,402)	$(15,402)
Credit default swap	—	—	—	—	—	46	—	46
Total Derivatives	$—	$—	$—	$—	$—	$46	$(15,402)	$(15,356)
Total Investments and Derivatives	$212,185	$—	$1,502,010	$1,714,195	$70,498	$46	$1,003,578	$1,074,122

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

The following tables provide a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the years ended December 31, 2017 and 2016:

	Year Ended December 31, 2017
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total Return Swap	Total
Beginning balance, December 31, 2016	$489,913	$434,347	$38,114	$34,648	$16,851	$5,107	$(15,402)	$1,003,578
Investments purchased	1,172,883	224,820	—	—	8,736	14,308	—	1,420,747
Net realized (loss) gain	(7,302)	4,884	(662)	728	163	(2,607)	(13,956)	(18,752)
Net change in unrealized appreciation (depreciation)	11,815	(6,069)	1,235	1,757	425	(251)	15,402	24,314
Accretion of discount	6,503	2,601	72	—	35	—	—	9,211
Sales and principal repayments	(573,476)	(326,639)	(13,470)	(18,608)	(18,571)	(280)	13,956	(937,088)
Ending balance, December 31, 2017	$1,100,336	$333,944	$25,289	$18,525	$7,639	$16,277	$—	$1,502,010
Change in net unrealized appreciation on investments still held as of December 31, 2017(1)	$12,485	$(4,908)	$928	$1,564	$(14)	$105	$—	$10,160

(1)	Included in net change in unrealized appreciation on investments in the consolidated statements of operations.

	Year Ended December 31, 2016
	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Collateralized Securities and Structured Products – Debt	Collateralized Securities and Structured Products – Equity	Unsecured Debt	Equity	Total Return Swap	Total
Beginning balance, December 31, 2015	$104,187	$453,713	$41,663	$24,604	$26,740	$—	$(34,900)	$616,007
Investments purchased	423,262	124,281	—	10,000	6,518	5,832	—	569,893
Net realized gain	528	1,384	—	—	463	350	28,159	30,884
Net change in unrealized depreciation	1,969	12,293	1,341	3,515	2,374	275	19,498	41,265
Accretion of discount	1,422	1,104	110	—	127	—	—	2,763
Sales and principal repayments	(41,455)	(158,428)	(5,000)	(3,471)	(19,371)	(1,350)	(28,159)	(257,234)
Ending balance, December 31, 2016	$489,913	$434,347	$38,114	$34,648	$16,851	$5,107	$(15,402)	$1,003,578
Change in net unrealized depreciation on investments still held as of December 31, 2016(1)	$557	$8,568	$1,281	$3,515	$1,268	$275	$15,737	$31,201

(1)	Included in net change in unrealized appreciation (depreciation) on investments in the consolidated statements of operations except where related to the total return swap, which is included in net change in unrealized appreciation (depreciation) on total return swap.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

Significant Unobservable Inputs

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of investments as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
	Fair Value	Valuation Techniques/ Methodologies	Unobservable Inputs	Range	Weighted Average(1)
Senior secured first lien debt	$701,362	Discounted Cash Flow	Discount Rates	5.0% – 375.0%	12.0%
	377,869	Broker Quotes	Broker Quotes	N/A	N/A
	21,105	Market Comparable Approach	EBITDA Multiple	3.75x – 10.50x	7.65x
			Revenue Multiple	0.75x – 1.00x	0.88x
Senior secured second lien debt	175,847	Discounted Cash Flow	Discount Rates	8.7% – 246.3%	11.1%
	158,097	Broker Quotes	Broker Quotes	N/A	N/A
Collateralized securities and structured products – debt	25,289	Discounted Cash Flow	Discount Rates	6.3% – 11.0%	9.6%
Collateralized securities and structured products – equity	18,525	Discounted Cash Flow	Discount Rates	14.0% – 15.0%	14.5%
Unsecured debt	7,639	Discounted Cash Flow	Discount Rates	N/A	13.1%
Equity	16,250	Market Comparable Approach	EBITDA Multiple	4.50x – 11.00x	9.34x
	27	Options Pricing Model	Expected Volatility	29.0% – 30.0%	29.5%
Total	$1,502,010

(1)	Weighted average amounts are based on the estimated fair values.

	December 31, 2016
	Fair Value	Valuation Techniques/ Methodologies	Unobservable Inputs	Range	Weighted Average(1)
Senior secured first lien debt	$417,736	Discounted Cash Flow	Discount Rates	6.0% – 21.3%	16.5%
	61,846	Broker Quotes	Broker Quotes	N/A	N/A
	10,331	Market Comparable Approach	EBITDA Multiple	4.00x – 6.00x	4.78x
Senior secured second lien debt	291,189	Discounted Cash Flow	Discount Rates	8.5% – 20.6%	10.5%
	129,219	Broker Quotes	Broker Quotes	N/A	N/A
	13,939	Market Comparable Approach	EBITDA Multiple	6.50x – 9.50x	8.09x
			Revenue Multiple	0.65x – 0.90x	0.65x
Collateralized securities and structured products – debt	38,114	Discounted Cash Flow	Discount Rates	7.8% – 11.0%	10.1%
Collateralized securities and structured products – equity	34,648	Discounted Cash Flow	Discount Rates	9.3% – 17.0%	13.8%
Unsecured debt	16,851	Broker Quotes	Broker Quotes	N/A	N/A
Equity	4,946	Market Comparable Approach	EBITDA Multiple	3.75x – 10.50x	7.23x
	161	Options Pricing Model	Expected Volatility	N/A	36.2%
Total return swap	(1,002)	Discounted Cash Flow	Discount Rates	5.1% – 14.6%	7.3%
	(14,400)	Broker Quotes	Broker Quotes	N/A	N/A
Total	$1,003,578

(1)	Weighted average amounts are based on the estimated fair values.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 9.  Fair Value of Financial Instruments  – (continued)

The significant unobservable inputs used in the fair value measurement of the Company’s senior secured first lien debt, senior secured second lien debt, collateralized securities and structured products, unsecured debt, equity, and total return swap are discount rates, EBITDA multiples, revenue multiples, broker quotes and expected volatility. A significant increase or decrease in discount rates would result in a significantly lower or higher fair value measurement, respectively. A significant increase or decrease in the EBITDA multiples, revenue multiples, broker quotes and expected volatility would result in a significantly higher or lower fair value measurement, respectively.

Note 10.  General and Administrative Expense

General and administrative expense consisted of the following items for the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017	2016	2015
Transfer agent expense	$1,284	$1,272	$1,144
Valuation expense	1,238	625	310
Professional fees	1,182	1,623	1,044
Dues and subscriptions	837	775	505
Director fees and expenses	438	274	296
Insurance expense	411	376	297
Printing and marketing expense	374	553	755
Accounting costs	237	241	115
Due diligence fees	165	470	1,006
Filing fees	73	53	478
Other expenses	877	455	298
Total general and administrative expense	$7,116	$6,717	$6,248

Note 11.  Commitments and Contingencies

The Company entered into certain contracts with other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to such indemnifications to be remote.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 11.  Commitments and Contingencies  – (continued)

As of December 31, 2017 and 2016, the Company’s unfunded commitments were as follows:

Unfunded Commitments	December 31, 2017(1)	December 31, 2016(1)
Centene Corp.(4)	$12,170	$—
DFC Global Facility Borrower II LLC(2)	10,425	—
Discovery DJ Services LLC(2)	4,706	—
Foundation Consumer Healthcare, LLC(2)	4,211	—
Moss Holding Company(2)	3,278	—
Elemica, Inc.(2)	2,500	2,500
Ministry Brands, LLC	1,865	5,274
Studio Movie Grill Holdings, LLC(2)	1,608	4,127
Teladoc, Inc.(2)	1,250	—
Ivy Hill Middle Market Credit Fund VIII, Ltd.(2)	1,111	1,111
VLS Recovery Services, LLC(2)	1,108	—
Charming Charlie, LLC(2)	1,048	—
Pathway Partners Vet Management Company LLC(2)	818	—
PDI TA Holdings, Inc.	815	—
Frontline Technologies Group Holding LLC(2)	540	—
Covenant Surgical Partners, Inc.(2)	458	—
American Media, Inc.(2)	237	711
Accruent, LLC(2)	111	—
Tennessee Merger Sub, Inc.(3)	—	10,254
ABG Intermediate Holdings 2 LLC	—	1,119
Total	$48,259	$25,096

(1)	Unless otherwise noted, the funding criteria for these unfunded commitments had not been met at the date indicated.
(2)	As of March 8, 2018, the Company was committed, upon the satisfaction of certain conditions, to fund an additional $2,701, $111, $830, $210, $271, $9,765, $4,510, $2,500, $4,211, $540, $1,111, $3,278, $433, $1,608, $1,250, $64 and $949 to Access CIG, LLC, Accruent, LLC, American Media, Inc., Charming Charlie, LLC, Covenant Surgical Partners, Inc., DFC Global Facility Borrower II LLC, Discovery DJ Services LLC, Elemica Holdings, Inc., Foundation Consumer Healthcare, LLC, Frontline Technologies Group Holding LLC, Ivy Hill Middle Market Credit Fund VIII, Ltd., Moss Holding Company, Pathway Partners Vet Management Company LLC, Studio Movie Grill Holdings, LLC, Teladoc, Inc., Visual Edge Technology Inc. and VLS Recovery Services, LLC, respectively. In addition, subsequent to December 31, 2017, the Company entered into unfunded commitments of $4,459, $2,055, $2,654 and $6,301, with CircusTrix Holdings, LLC, Instant Web, LLC, NM GRC Holdco, LLC and Titan Acquisition Ltd., respectively.
(3)	As of December 31, 2016, such commitment was subject to the execution of a definitive loan agreement and the consummation of the underlying corporate transaction, and conditional upon receipt of all necessary shareholder, regulatory and other applicable approvals. Prior to December 31, 2017, the unfunded commitment was terminated.
(4)	As of December 31, 2017, such commitment was subject to the execution of a definitive loan agreement and the consummation of the underlying corporate transaction, and conditional upon receipt of all necessary shareholder, regulatory and other applicable approvals. Prior to March 8, 2018, the unfunded commitment was increased to $18,340.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 11.  Commitments and Contingencies  – (continued)

Unfunded commitments to provide funds to companies are not recorded on the Company’s consolidated balance sheets. Since these commitments may expire without being drawn upon, unfunded commitments do not necessarily represent future cash requirements or future earning assets for the Company. The Company intends to use cash on hand, short term investments, proceeds from borrowings, and other liquid assets to fund these commitments should the need arise. For information on the companies to which the Company is committed to fund additional amounts as of December 31, 2017 and 2016, refer to the table above and the consolidated schedules of investments.

The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., advances from its financing arrangements and/or cash flows from operations). The Company will not fund its unfunded commitments from future net proceeds generated by securities offerings. The Company follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded commitments. Specifically, the Company prepares detailed analyses of the level of its unfunded commitments relative to its then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by the Company’s executive officers and senior members of CIM (including members of the investment committee) and are updated on a “real time” basis in order to ensure that the Company has adequate liquidity to satisfy its unfunded commitments.

Note 12.  Fee Income

Fee income consists of commitment fees, amendment fees and administrative agent fees. The following table summarizes the Company’s fee income for the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017	2016	2015
Amendment fees	$5,997	$261	$97
Commitment fees	931	417	718
Administrative agent fees	—	20	—
Total	$6,928	$698	$815

Administrative agent fees are recurring income as long as the Company remains the administrative agent for the related investment. Income from all other fees was non-recurring.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 13.  Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2017, 2016, 2015, 2014 and 2013:

	Years Ended December 31,
	2017	2016	2015	2014	2013
Per share data:(1)
Net asset value at beginning of period	$9.11	$8.71	$9.22	$9.32	$8.97
Results of operations:
Net investment income (loss)(2)	0.71	0.45	0.32	0.19	(0.01)
Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments and gain (loss) on foreign currency(3)	0.04	0.23	(0.17)	0.02	0.20
Net realized gain and net change in unrealized appreciation on total return swap	0.01	0.45	—	0.33	0.91
Net increase in net assets resulting from operations(3)	0.76	1.13	0.15	0.54	1.10
Shareholder distributions:
Distributions from net investment income	(0.68)	(0.43)	(0.32)	(0.18)	—
Distributions from net realized gains	(0.05)	(0.30)	(0.40)	(0.55)	(0.64)
Distributions in excess of net investment income(4)	—	—	(0.01)	—	(0.08)
Net decrease in net assets from shareholders’ distributions	(0.73)	(0.73)	(0.73)	(0.73)	(0.72)
Capital share transactions:
Issuance of common stock above net asset value(5)	—	—	0.07	0.09	0.14
Repurchases of common stock(6)	—	—	—	—	—
Amortization of deferred offering expenses	—	—	—	—	(0.17)
Net increase (decrease) in net assets resulting from capital share transactions	—	—	0.07	0.09	(0.03)
Net asset value at end of period	$9.14	$9.11	$8.71	$9.22	$9.32
Shares of common stock outstanding at end of period	115,781,751	109,787,557	103,814,361	53,818,629	15,510,178
Total investment return-net asset value(7)	8.76%	13.51%	2.13%	6.92%	11.96%
Net assets at beginning of period	$999,763	$904,326	$496,389	$144,571	$4,487
Net assets at end of period	$1,058,691	$999,763	$904,326	$496,389	$144,571
Average net assets	$1,026,998	$936,739	$719,358	$313,044	$51,027

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 13.  Financial Highlights  – (continued)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Ratio/Supplemental data:
Ratio of net investment income (loss) to average net assets(8)	7.78%	5.09%	3.44%	2.08%	(0.10)%
Ratio of gross operating expenses to average net assets(9)	6.34%	3.51%	3.90%	4.18%	11.51%
Ratio of expenses (before expense support from CIG and recoupment of expense support) to average net assets(10)	6.34%	3.44%	3.25%	3.98%	11.51%
Ratio of net expense recoupments (net expense support from CIG) to average net assets(11)	—	0.07%	0.65%	(0.40)%	(7.76)%
Ratio of net operating expenses to average net assets	6.34%	3.51%	3.90%	3.58%	3.75%
Portfolio turnover rate(12)	68.07%	29.78%	20.94%	68.98%	14.97%
Asset coverage ratio(13)	2.49	3.04	2.84	2.52	2.34

(1)	The per share data for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 was derived by using the weighted average shares of common stock outstanding during each period.
(2)	Net investment income (loss) per share includes expense support from CIG of $0.06 and $0.72 per share for the years ended December 31, 2014 and 2013, respectively. There was no expense support from CIG or AIM for the years ended December 31, 2017, 2016 or 2015. Net investment income (loss) per share also includes expense support recoupments by CIG of $0.01, $0.06 and $0.02 per share for the years ended December 31, 2016, 2015 and 2014, respectively. There was no expense support recoupment by CIG for the years ended December 31, 2017 or 2013.
(3)	The amount shown for net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments and gain (loss) on foreign currency is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating market values for the portfolio. As a result, net increase in net assets resulting from operations in this schedule may vary from the consolidated statements of operations.
(4)	Distributions in excess of net investment income represent certain expenses, which are not deductible on a tax-basis. Unearned capital gains incentive fees and certain offering expenses reduce GAAP basis net investment income, but do not reduce tax basis net investment income. These tax-related adjustments represent additional net investment income available for distribution for tax purposes.
(5)	The continuous issuance of shares of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share impact of the continuous issuance of shares of common stock was an increase to net asset value of less than $0.01 per share during the years ended December 31, 2017 and 2016.
(6)	Repurchases of common stock may cause an incremental decrease in net asset value per share due to the repurchase of shares at a price in excess of net asset value per share on each repurchase date. The per share impact of repurchases of common stock was a decrease to net asset value of less than $0.01 per share during the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 13.  Financial Highlights  – (continued)

(7)	Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including distributions paid or payable during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan then in effect as described in Note 5. The total investment return-net asset value does not consider the effect of the sales load from the sale of the Company’s common stock. The total investment return-net asset value includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. Total returns covering less than a full year are not annualized.
(8)	Excluding the impact of expense support from CIG and/or the recoupment of expense support by CIG during the period, the ratio of net investment income (loss) to average net assets would have been 7.78%, 5.16%, 4.09%, 1.68% and (7.86)% for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(9)	Ratio of gross operating expenses to average net assets does not include expense support provided by CIG and/or AIM, if any.
(10)	The ratio of gross expense recoupments by CIG to average net assets for the years ended December 31, 2016 and 2015 was 0.07% and 0.65%, respectively.
(11)	In order to record an obligation to reimburse CIM for expense support provided, the ratio of gross operating expenses to average net assets, when considering the recoupment, in the period in which recoupment is sought, cannot exceeded the ratio of gross operating expenses to average net assets for the period when the expense support was provided. For purposes of this calculation, gross operating expenses include all expenses borne by the Company, except for offering and organizational costs, base management fees, incentive fees, administrative services expenses, other general and administrative expenses owed to CIM and its affiliates and interest expense. For the years ended December 31, 2017, 2016, 2015, 2014 and 2013, the ratio of gross operating expenses to average net assets, when considering recoupment of expense support, was 0.63%, 0.59%, 0.63%, 0.8% and 2.45%, respectively.
(12)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or purchases over the average of the invested assets at fair value, excluding short term investments, and is not annualized.
(13)	Asset coverage ratio is equal to (i) the sum of (a) net assets at the end of the period and (b) total senior securities outstanding at the end of the period (excluding unfunded commitments), divided by (ii) total senior securities outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treated the outstanding TRS notional amount at the end of the period, less the total amount of cash collateral posted by Flatiron under the TRS, as well as unfunded commitments (as of December 31, 2014 only), as senior securities.

Note 14.  Income Taxes

It is the Company’s policy to comply with all requirements of the Code applicable to RICs and to distribute substantially all of its taxable income to its shareholders. In addition, by distributing during each calendar year substantially all of its net investment income, net realized capital gains and certain other amounts, if any, the Company intends not to be subject to corporate level federal income tax or federal excise taxes. Accordingly, no federal income tax provision was required for the year ended December 31, 2017.

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. These book/tax differences, which could be material, are primarily due to differing treatments of income and gains on various investments

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 14.  Income Taxes  – (continued)

held by the Company. Permanent book/tax differences result in reclassifications to capital in excess of par value, accumulated undistributed net investment income and accumulated undistributed realized gain on investments.

As of December 31, 2017 and 2016, the Company made the following reclassifications of permanent book and tax basis differences:

Capital Accounts	December 31, 2017	December 31, 2016
Paid-in-capital in excess of par value	$(233)	$(296)
Undistributed net investment income	10,103	28,451
Accumulated net realized losses	(9,870)	(28,155)

These permanent differences are primarily due to the reclassification of foreign currency, the tax treatment of swaps, and nondeductible expenses. These reclassifications had no effect on net assets.

The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon the Company’s taxable income for the full year and distributions paid for the full year. The tax characteristics of distributions to shareholders are reported to shareholders annually on Form 1099-DIV and were as follows for the years ended December 31, 2017, 2016 and 2015:

	Years Ended December 31,
	2017		2016		2015
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income(1)	$81,134	98.9%	$76,553	98.8%	$57,268	100.0%
Realized long term capital gains	927	1.1%	906	1.2%	—	—
Total	$82,061	100.0%	$77,459	100.0%	$57,268	100.0%

(1)	Includes net short term capital gains and realized gains on total return swap of $5,484, $31,007 and $31,874 for the years ended December 31, 2017, 2016 and 2015, respectively.

See Note 5, Distributions, for further information.

As of December 31, 2017 and 2016, the components of accumulated earnings on a tax basis were as follows:

	December 31, 2017	December 31, 2016
Undistributed ordinary income	$10,508	$3,847
Accumulated losses	(3,354)	—
Undistributed long term capital gains	—	924
Net unrealized depreciation on investments and total return swap	(24,568)	(26,398)
	$(17,414)	$(21,627)

As of December 31, 2017, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $23,910; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $48,478; the net unrealized depreciation was $24,568; and the aggregate cost of securities for Federal income tax purposes was $1,738,763.

CĪON Investment Corporation

Notes to Consolidated Financial Statements
December 31, 2017
(in thousands, except share and per share amounts)

Note 14.  Income Taxes  – (continued)

As of December 31, 2016, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $9,389; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $20,202; the net unrealized appreciation was $10,813; and the aggregate cost of securities for Federal income tax purposes was $1,100,291.

Note 15.  Selected Quarterly Financial Data (unaudited)

The following is the selected quarterly financial data as of and for the years ended December 31, 2017 and 2016. The following information reflects all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period:

Quarter Ended	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Investment income	$28,045	$35,345	$38,378	$43,220
Net investment income	16,545	20,130	21,402	21,789
Net realized and unrealized (loss) gain on investments, foreign currency and total return swap	(666)	9,411	(1,021)	(1,691)
Net increase in net assets resulting from operations	15,879	29,541	20,381	20,098
Net increase in net assets resulting from operations per share of common stock	0.14	0.27	0.18	0.18
Net asset value per share of common stock at end of quarter	9.07	9.15	9.15	9.14
Weighted average shares of common stock outstanding	110,083,778	111,447,448	112,954,234	114,486,933

Quarter Ended	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Investment income	$17,271	$17,830	$18,733	$26,756
Net investment income	10,475	10,830	10,695	15,711
Net realized and unrealized (loss) gain on investments and total return swap	(5,859)	31,107	33,042	13,672
Net increase in net assets resulting from operations	4,616	41,937	43,737	29,383
Net increase in net assets resulting from operations per share of common stock	0.04	0.40	0.41	0.27
Net asset value per share of common stock at end of quarter	8.57	8.79	9.02	9.11
Weighted average shares of common stock outstanding	103,957,573	104,835,705	106,581,390	108,395,601

APPENDIX A: FORM OF FOLLOW-ON SUBSCRIPTION AGREEMENT

FORM OF

FOLLOW-ON SUBSCRIPTION AGREEMENT

CĪON INVESTMENT CORPORATION

INSTRUCTIONS TO INVESTORS & FOLLOW-ON SUBSCRIPTION AGREEMENT

Please read carefully the Prospectus, as amended and supplemented, relating to the sale of shares of common stock (the “Shares”) in CĪON Investment Corporation (sometimes referred to herein as the “Company”) and all Exhibits thereto (the “Registration Statement”) before deciding to subscribe. This Offering is limited to investors who certify that they meet all of the qualifications set forth in the Prospectus (each, an “Investor”). If you meet these qualifications and desire to purchase our common stock, then please complete, execute and deliver the entire Subscription Agreement (as completed and signed) to the address provided below.

You should examine this type of investment in the context of your own needs, investment objectives and financial capabilities and should make your own independent investigation and decision as to the risk and potential gain involved. Also, you are encouraged to consult with your own attorney, accountant, financial consultant or other business or tax advisor regarding the risks and merits of the proposed investment.

Your broker-dealer or registered investment adviser should MAIL properly completed and executed ORIGINAL documents, along with your check payable to “CĪON Investment Corporation” to CION Investment Management, LLC, the Administrator, at the following address:

Regular Mail: CION Investments c/o DST Systems P.O. Box 219476 Kansas City, MO 64121-9476	Overnight: CION Investments c/o DST Systems 430 West 7th Street Kansas City, MO 64105 Tel: (800) 343-3736

Upon receipt of a signed Subscription Agreement, verification of your investment qualifications, and acceptance of your subscription by the Company (which reserves the right to accept or reject a subscription for any reason whatsoever), the Company will execute the Subscription Agreement and notify you of the receipt and acceptance of your subscription. In no event may a subscription for Shares be accepted until at least five (5) business days after the date the subscriber receives the final prospectus. The Company may accept or reject any subscription in whole or in part for a period of fifteen (15) days after receipt of the Subscription Agreement and any other subscription documents requested by the Company, verification of your investment qualifications and payment in full. Any subscription not accepted within fifteen (15) days of receipt will be deemed rejected. If rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Important Note: In all cases, the person or entity actually making the investment decision to purchase common stock should complete and sign the Subscription Agreement. For example, if the investor purchasing common stock is a retirement plan for which investments are directed or made by a third party trustee, then that third party trustee must complete the Subscription Agreement rather than the beneficiaries under the retirement plan. This also applies to trusts, custodial accounts and similar arrangements. You must list your principal place of residence rather than your office or other address on the signature page to the Subscription Agreement so that the Company can evaluate compliance with appropriate securities laws. If you wish correspondence sent to an address other than your principal residence, please provide such mailing address in “Item 3. — Investor Information.”

CĪON Investment Corporation

FOLLOW-ON SUBSCRIPTION AGREEMENT

1. INVESTMENT INFORMATION
Amount of Subscription: $ _______________________________
(minimum initial investment of $5,000)
Volume discounts are available. Please refer to the prospectus for more information and consult your financial advisor.

2. INVESTMENT TYPE
Broker Dealer	Registered Investment Advisor
☐ Public Offering Program	☐ RIA**
☐ Net of Commission/Wrap Account*
*CĪON Investment Corp. (NOC)	**CĪON Investment Corp. (RIA)

3. FORM OF OWNERSHIP
Non-Custodial Ownership	Custodial Arrangement (owner and custodian signature required)
☐ Individual (one signature required)	Third Party Administered Custodial Plan (new IRA accounts will require an additional application)
☐ Joint Tenants with Right of Survivorship (all parties must sign)	☐ IRA ☐ ROTH IRA ☐ Rollover IRA ☐ SEP ☐ KEOGH
☐ Community Property (all parties must sign)	☐ OTHER
☐ Tenants in Common (all parties must sign)	Name(s) of Custodian(s)
☐ Uniform Gift/Transfer to Minors (UGMA/UTMA)	Tax ID Number
Under the UGMA/UTMA of the State of	Custodian Acct. Number
☐ Qualified Pension or Profit Sharing Plan	Date Account Established
☐ Trust	Year to Which Subscription Applicable
☐ Corporation or Partnership	Phone Number
☐ Other	Name(s) of Beneficial Owner(s)/Beneficiary(ies)
For Individual Ownership or JTWROS Only:	Street Address
City State Zip
Transfer Upon Death: Visit www.cioninvestments.com/forms to complete the Transfer On Death Beneficiary Agreement.
State laws can vary with respect to Transfer on Death registration. You should consult your own legal, tax and business advisers before electing to register your investment in the Transfer On Death Beneficiary Agreement.

4. INVESTOR INFORMATION
Individual/Beneficial Owner (Print name and address exactly as they are to be registered on the account.)
Name of Investor/Beneficial Owner		Social Security or Tax ID Number
Street Address		Email Address
City	State	Zip
Daytime Phone Number	Evening Phone Number
Optional Mailing Address
City	State	Zip

Joint Owner (Print name and address exactly as they are to be registered on the account.)
Name of Co-Investor (if applicable)		Social Security or Tax ID Number
Street Address		Email Address
City	State	Zip
Daytime Phone Number	Evening Phone Number
Optional Mailing Address
City	State	Zip

For Individual/Beneficial Owner & Joint Owner:
Citizenship: Select one. ☐ U.S. Citizen ☐ U.S. citizen residing outside the U.S. ☐ Resident alien ☐ Non-resident*
(Country:)	(Country:)
Select one. Backup Withholding: Subject to backup withholding? ☐ Yes ☐ No
* If non-resident alien, investor must submit the appropriate W-8 form (W-8BEN, W-8ECL or W-8IMY) in order to make an investment. (If a foreign national who is, in fact, a U.S. taxpayer, complete W-9 form in Section 6.)

4. INVESTOR INFORMATION (CONTINUED)
Trust Arrangement (Print name and address exactly as they are to be registered on the account.)
Name of Trust		Tax ID Number
Name(s) of Trustee(s)
Name(s) of Beneficial Owner(s)/Beneficiary(ies)	Date Trust Established
Phone Number
Street Address
City	State	Zip
Corporation/Partnership/Other (Print name and address exactly as they are to be registered on the account.)
Entity Name		Tax ID Number
Entity Type (If Corporation, indicate “C” or “S” Corp.)		Date of Entity Formation
Street Address
City	State	Zip
Phone Number	Name(s) of Officer(s), General Partner or Authorized Person(s)

FOR TRUST ARRANGEMENT & CORPORATION/PARTNERSHIP/OTHER:
Jurisdiction of Formation
Select one. Backup Withholding: Subject to backup withholding? ☐ YES ☐ NO

5. DISTRIBUTIONS
I hereby subscribe for Shares of CĪON Investment Corporation and elect the distribution option indicated below: (IRA accounts may not direct distributions without the custodian’s approval)
☐ I choose to participate in CĪON Investment Corporation’s Fifth Amended and Restated Distribution Reinvestment Plan.*	☐ I choose to have distributions deposited in a checking, savings or brokerage account.	☐ I choose to have distributions mailed to me at the address listed in Section 3.	☐ I choose to have distributions mailed to me at the following address: Street Address City State Zip

*

Each investor that elects to have his or her distributions reinvested in CĪON Investment Corporation’s Fifth Amended and Restated Distribution Reinvestment Plan agrees to notify the Company and the broker-dealer named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides.

I authorize CĪON Investment Corporation or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify CĪON Investment Corporation in writing to cancel it. In the event that CĪON Investment Corporation deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws.

Name of Financial Institution Name on Bank Account*	Mailing Address
City	State	Zip
Your Bank’s ABA Routing Number	Your Account Number	Account Type ☐ Checking ☐ Savings ☐ Brokerage
*For Electronic Funds Transfers, the signatures of the bank account owner(s) must appear exactly as they appear on the bank registration. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.
Signature of Individual/Trustee/Beneficial Owner		Signature of Co-Investor/Trustee

6. ELECTRONIC DELIVERY FORM (OPTIONAL)
In lieu of receiving documents by mail, I authorize the Company to make available on its website at www.cioninvestments.com its monthly, quarterly and annual reports, supplements, announcements or other documents required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. Any documents not uploaded and made readily available on the website will be e-mailed to the address identified below. (Any investor who elects this Electronic Delivery option must provide a valid e-mail address, and such investor shall be responsible for notifying the Company in writing should such account relating to the e-mail address be terminated or changed.)
The e-mail address for receipt of notifications as outlined above is: Please print e-mail address clearly Date: Signature Print Name

7. SUBSCRIBER SIGNATURES / SUBSTITUTE IRS FORM W-9 CERTIFICATION
In order to induce CĪON Investment Corporation to accept this subscription, I hereby represent and warrant as follows:
(A power of attorney may not be granted to any person to make such representations on behalf of investor(s).) Only fiduciaries such as trustees, guardians, conservators, custodians and personal representatives may make such representations on behalf of an Investor.

Investors must initial each representation.

	Investor	Co-Investor
a. I have received the final Prospectus of CĪON Investment Corporation, as amended and supplemented through the date hereof, at least five business days before signing the Subscription Agreement.	Initials	Initials

b.

(Except for Kansas investors) I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or expect that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”

	Initials	Initials
c. I am (we are) purchasing Shares for my (our) own account.	Initials	Initials
d. I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares.	Initials	Initials

e.

If I am either purchasing the Shares on behalf of a trust or other entity of which I am trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials

Investors must initial any representation specific to the state of domicile.

	Investor	Co-Investor
a. If I am (we are) a resident of Alabama, I (we) certify that I (we) have a liquid net worth of at least 10 times my (our) investment in the Company and its affiliates.	Initials	Initials
b. If I am (we are) a resident of California, I (we) certify that I (we) must limit my (our) investment in the Company to 10% of my (our) net worth (excluding home, home furnishings and automobiles).	Initials	Initials

c.

If I am (we are) a resident of Idaho, I (we) certify that I (we) have either (1) a liquid net worth of $85,000 and annual gross income of $85,000 or (2) a liquid net worth of $300,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

	Initials	Initials

d.

If I am (we are) a resident of Iowa, I (we) certify that I (we) have either (1) a net worth of $100,000 and annual gross income of $100,000; or (2) a liquid net worth of $350,000. I (we) further certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

e.

If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the Office of the Securities Commissioner of Kansas recommends that I (we) should not invest, in the aggregate, more than 10% of my (our) liquid net worth in the Company and other non-traded business development companies. “Liquid net worth” is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities. In addition, I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year a minimum of $70,000 annual gross income.

	Initials	Initials

f.

If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either (1) a minimum annual gross income of $70,000 and a minimum net worth of at least $70,000 or (2) a minimum net worth of at least $250,000. I (we) further certify that my (our) investment, in aggregate, is not more than 10% of my (our) liquid net worth in the Company or its affiliates’ non-publicly traded business development companies. “Liquid net worth” shall be defined as that portion of a person’s net worth (total assets, exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

	Initials	Initials

g.

If I am (we are) a resident of Maine, I (we) acknowledge that the Maine Office of Securities recommends that my (our) aggregate investment in the Company and similar direct participation investments will not exceed 10% of my (our) liquid net worth. “Liquid net worth” is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities.

	Initials	Initials

h.

If I am (we are) a resident of Massachusetts, I (we) hereby acknowledge that the Massachusetts Securities Division requires that I (we) not invest, in the aggregate, more than 10% of my (our) net worth in the Company and in other illiquid business development companies or direct participation programs.

	Initials	Initials

7.  SUBSCRIBER SIGNATURES/SUBSTITUTE IRS FORM W-9 CERTIFICATION (CONTINUED)

	Investor	Co-Investor

i.

If I am (we are) a resident of Nebraska, I (we) certify that I (we) have: (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000; and (ii) I (we) certify that my (our) aggregate investment in this offering and in the securities of other non-publicly traded business development companies (BDCs) is limited to 10% of my (our) net worth. (Net worth in each case is determined exclusive of home, home furnishings and automobiles). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

	Initials	Initials

j.

If I am (we are) a resident of New Jersey, I (we) certify that I (we) have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000 or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my (our) investment in the Company, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my (our) liquid net worth.

	Initials	Initials

k.

If I am (we are) a resident of New Mexico, I (we) certify that my (our) aggregate investment in the Company and other non-traded business development companies does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

l.

If I am (we are) a resident of North Dakota, I (we) certify that I (we) (1) have a net worth of at least ten times my (our) investment in the Company and its affiliates and (2) meet one of the established net income/net worth or net worth suitability standards.

	Initials	Initials

m.

If I am (we are) a resident of Ohio, I (we ) acknowledge that it shall be unsuitable for an Ohio investor’s aggregate investment in shares of the issuer, Affiliates of the issuer, and in other non-traded business development companies to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

	Initials	Initials

n.

If I am (we are) a resident of Oklahoma, I (we) certify that I (we) have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobiles. In addition, I (we) certify that my (our) total investment in the Company does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).

	Initials	Initials
o. If I am (we are) a resident of Oregon, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) liquid net worth, exclusive of home, home furnishings and automobiles.	Initials	Initials

p.

If I am (we are) a resident of Tennessee, I (we) certify that I (we) have a minimum annual gross income of $85,000 and a minimum net worth of $85,000; or a minimum net worth of $350,000 exclusive of home, home furnishings and automobiles. In addition, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

q.

If I am (we are) a resident of Texas, I (we) certify that I (we) have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000; or (ii) a liquid net worth of $250,000 irrespective of gross annual income. For this purpose, liquid net worth is determined exclusive of home, home furnishings and automobiles. In addition, I (we) certify that my (our) investment in the Company does not exceed 10% of my (our) liquid net worth. For this purpose, liquid net worth is determined exclusive of home, home furnishings and automobiles.

	Initials	Initials

r.

If I am (we are) a resident of Vermont, I (we) certify that I (we) am (are) either (i) an accredited investor pursuant to Rule 501 of Regulation D of the Securities Act and are not subject to any limitations with respect to my (our) investment in this offering or (ii) have either (A) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (B) a net worth (not including home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income. If I (we) qualify pursuant to (ii) above, I (we) may not purchase an amount in this offering that exceeds 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as my (our) total assets (not including home, home furnishings, or automobiles) minus total liabilities.

	Initials	Initials

SUBSTITUTE IRS FORM W-9 CERTIFICATION
The Investor signing below, under penalties of perjury, certifies that (i) the number shown on this subscription agreement is its correct taxpayer identification number (or it is waiting for a number to be issued to it) and (ii) it is not subject to backup withholding either because (A) it is exempt from backup withholding, (B) it has not been notified by the Internal Revenue Service (“IRS”) that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified it that it is no longer subject to backup withholding, (iii) it is a U.S. person for federal tax purposes (including a U.S. resident alien); and (iv) the Investor is exempt from FATCA reporting. Please note that because no FATCA exemption code is required, certification item (iv) does not apply to persons eligible to make a Form W-9 certification using this document.

YOU MUST CROSS OUT CLAUSE (ii) IN THIS CERTIFICATION AND CHECK THE “SUBJECT TO BACKUP WITHHOLDING” BOX IN SECTION THREE IF THE INVESTOR HAS BEEN NOTIFIED BY THE IRS THAT IT IS CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE IT HAS FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON ITS TAX RETURN.

The Internal Revenue Service does not require your consent to any provision of this document other than this certification, which is required to avoid backup withholding.

7.  SUBSCRIBER SIGNATURES/SUBSTITUTE IRS FORM W-9 CERTIFICATION (CONTINUED)

By signing below, you hereby acknowledge receipt of the Prospectus of the Company, as supplemented and amended through the date hereof, which supplements and amendments are available at www.sec.gov, not less than five (5) business days prior to the signing of this Subscription Agreement. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion.

You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 15 days from the date your subscription is received, and that the sale of Shares pursuant to this Subscription Agreement will not be effective until at least five business days after the date you have received a final Prospectus.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. The Company may also ask to see identifying and other supporting documents, including, without limitation, copies of trust agreements, where applicable. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If the Company is unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if the Company believes it has identified potentially criminal or other illegal activity, the Company reserves the right to take action as it deems appropriate which may include closing your account.

By signing below, you also acknowledge that you do not expect to be able to sell your Shares regardless of how the Company performs.

•	The Company does not intend to list its Shares on any securities exchange for the foreseeable future, and the Company does not expect a secondary market in its Shares to develop. As a result, you should not expect to be able to resell your Shares regardless of how the Company performs. If you are able to sell your Shares, you will likely receive less than your purchase price.
•	The Company has implemented a share repurchase program, but the Company limits the number of Shares that are eligible for repurchase by the Company in any calendar year to the lesser of (i) 15% of the weighted average number of Shares outstanding in the prior calendar year, or 3.75% in each quarter; and (ii) the number of Shares the Company can repurchase with the proceeds it receives from the issuance of Shares pursuant to the Company’s fifth amended and restated distribution reinvestment plan. Accordingly, unless the Company completes a liquidity event, it is unlikely that you will be able to sell your Shares.
•	Although the Company may complete a liquidity event within three to five years after it stops offering Shares or at such earlier time as the Company’s board of directors may determine, taking into consideration market conditions and other factors, the Company’s offering of common stock may continue for an indefinite period.
•	There is no assurance that the Company will complete a liquidity event at all.
•	An investment in the Company’s Shares is not suitable if you need access to the money you invest. See “Share Repurchase Program” and “Liquidity Strategy” in the Prospectus.
•	Because you will be unable to sell your Shares, you will be unable to reduce your exposure in any market downturn.
•	The amount of distributions that we may pay, if any, is uncertain.
•	The Company may fund its distributions from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense support from CION Investment Management, LLC (“CIM”). On January 2, 2018, we entered into an expense support and conditional reimbursement agreement with CIM for purposes of (i) replacing CIG and AIM with CIM as the expense support provider pursuant to the terms of the expense support and conditional reimbursement agreement; and (ii) extending the termination date to December 31, 2018. Through December 31, 2014, a portion of the Company’s distributions resulted from expense support from CIG, and future distributions may result from expense support from CIM, each of which is subject to repayment by the Company. For the years ended December 31, 2015, 2016 and 2017, none of the Company’s distributions resulted from expense support from CIG or AIM. You should understand that any such distributions are not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or CIM continues to provide such expense support. You should also understand that the Company’s future repayments of expense support will reduce the distributions that you would otherwise receive.

Each Investor must sign.	Signature of Investor — OR — Beneficial Owner	Date / /
Custodian must sign on a custodial account.	Signature of Co-Investor — OR — Custodian — OR — Trustee	Date / /

8. FINANCIAL ADVISOR INFORMATION & SIGNATURES
The broker, financial advisor or other investor representative (each an “Investor Representative”) signing below hereby warrants that it is duly licensed and may lawfully sell Shares in the state designated as the Investor’s legal residence or is exempt from such licensing.
Name of Participating Broker-Dealer or Financial Institution ☐ Check if recently employed by new Broker-Dealer or Financial Institution
Name of Broker/Financial Advisor/Other Investor Representative		Rep./Adviser Number
Mailing Address	☐ Check if updated address
City	State	Zip
Email		Phone Number Fax Number

The undersigned confirms by its signature that it (i) has reasonable grounds to believe that the information and representations concerning the Investor identified herein are true, correct and complete in all respects; (ii) has verified that the form of ownership selected is accurate, has secured all identifying and other supporting documents, including, without limitation, copies of trust agreements, where applicable, and, if other than individual ownership, has verified that the individual executing on behalf of the Investor is properly authorized and identified; (iii) has discussed such Investor’s prospective purchase of Shares with such Investor; (iv) has advised such Investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (v) has delivered a current prospectus and related amendments and supplements, if any, to such Investor; (vi) no sale of Shares shall be completed until at least five (5) business days after the date the Investor receives a copy of the prospectus, as amended or supplemented through the date hereof; (vii) has reasonable grounds to believe that the purchase of Shares is a suitable investment for such Investor, that such Investor meets the suitability standards applicable to such Investor set forth in the prospectus (as amended or supplemented as of the date hereof), and that such Investor is in a financial position to enable such Investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (viii) has advised the Investor(s) in regard to his/her eligibility to receive volume discounts that may be available according to the terms of the prospectus. The above-identified entity, acting in its capacity as agent, broker, financial advisor or other investor representative, has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and PATRIOT Act (AML, Customer Identification) as required by its relationship with the Investor(s) identified in this document.

8.  FINANCIAL ADVISOR INFORMATION & SIGNATURES (CONTINUED)

I understand this Subscription Agreement is for the offering of CĪON Investment Corporation

Name of Broker/Financial Advisor/ Other Registered Representative	Signature of Broker/Financial Advisor/ Other Registered Representative	Date
Name of Registered Supervisory Principal	Signature of Registered Supervisory Principal	Date

9. INVESTOR INSTRUCTIONS
☐ By Mail – Checks should be made payable to “CĪON Investment Corporation”
☐ By Asset Transfer
☐ Custodial Accounts – Forward this Subscription Agreement directly to the custodian.
☐ By Wire Transfer – UMB Bank, N.A., ABA Routing #101000695, CĪON Investment Corporation, Account #9871976041. Forward this subscription agreement to the address listed below.
REGULAR MAIL CION Investments c/o DST Systems P.O. Box 219476 Kansas City, MO 64121-9476 Tel: (800) 343-3736	OVERNIGHT CION Investments c/o DST Systems 430 West 7th Street Kansas City, MO 64105 Tel: (800) 343-3736

APPENDIX A TO FOLLOW-ON SUBSCRIPTION AGREEMENT

NOTICE TO SHAREHOLDER OF ISSUANCE OF
UNCERTIFICATED SHARES OF COMMON STOCK

Containing the Information Required by Section 2-211 of the
Maryland General Corporation Law

To: Shareholder

From: CĪON Investment Corporation

Shares of Common Stock, $0.001 par value per share

CĪON Investment Corporation, a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you about certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Articles of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue Shares of stock of more than one class. Upon the request of any shareholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the Shares of each class of stock that the Corporation has authority to issue, the differences in the relative rights and preferences between the Shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Maximum Offering of 100,000,000 Shares of Common Stock

CĪON INVESTMENT CORPORATION

a CION Investments company

Common Stock

PRELIMINARY PROSPECTUS

[•], 2018

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of CĪON Investment Corporation are included in Part A of this Registration Statement.

(2) Exhibits

(a)(1)	Articles of Incorporation of the Registrant (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on December 20, 2011).
(a)(2)	Second Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on August 27, 2012).
(b)	Bylaws of the Registrant (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(d)	Form of Follow-On Subscription Agreement (Included in the Prospectus as Appendix A and incorporated herein by reference).
(e)	Fifth Amended and Restated Distribution Reinvestment Plan (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 8, 2016).
(g)(1)	Investment Advisory Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(g)(2)	Investment Sub-Advisory Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(h)(1)	Dealer Manager Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(h)(2)	Form of Selected Dealer Agreement.†

(h)(3)	Amended and Restated Follow-On Dealer Manager Agreement, dated as of December 28, 2016, by and among CĪON Investment Corporation, CION Investment Management, LLC and CION Securities, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on January 4, 2017).
(h)(4)	Form of Follow-On Selected Dealer Agreement (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on April 28, 2015).
(j)	Custody Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(k)(1)	Escrow Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(k)(2)	Administration Agreement (Incorporated by reference from the Registrant’s Amendment No. 4 to the Registration Statement on Form N-2 filed on June 29, 2012).
(k)(3)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of December 17, 2012, by and between Flatiron Funding, LLC and Citibank, N.A. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 19, 2012).
(k)(4)	Thirteenth Amended and Restated Confirmation Letter Agreement, dated as of February 18, 2017, by and between Flatiron Funding, LLC and Citibank, N.A. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on February 23, 2017).
(k)(5)	Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 14, 2016).
(k)(6)	Loan and Security Agreement, dated as of April 30, 2015, by and between CĪON Investment Corporation and East West Bank (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 6, 2015).
(k)(7)	Custody Control Agreement, dated as of April 30, 2015, by and among CĪON Investment Corporation, East West Bank and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 6, 2015).
(k)(8)	Limited Liability Company Agreement of CION / Capitala Senior Loan Fund I, LLC, dated as of June 24, 2015, by and between CĪON Investment Corporation and Capitala Finance Corp. (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on June 26, 2015).
(k)(9)	First Amendment to Loan and Security Agreement, dated as of January 28, 2016, by and between CĪON Investment Corporation and East West Bank (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2016).
(k)(10)	Second Amendment to Loan and Security Agreement, dated as of April 21, 2016, by and between CĪON Investment Corporation and East West Bank (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on April 27, 2016).
(k)(11)	Sale and Contribution Agreement, dated as of August 26, 2016, by and between 34th Street Funding, LLC and CĪON Investment Corporation (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 1, 2016).
(k)(12)	Master Participation Agreement, dated as of August 26, 2016, by and between 34th Street Funding, LLC and CĪON Investment Corporation (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 1, 2016).
(k)(13)	Guarantee of CĪON Investment Corporation dated as of August 26, 2016 (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on September 1, 2016).
(k)(14)	Purchase and Sale Agreement, dated as of September 30, 2016, by and between Park South Funding, LLC and Credit Suisse Alternative Capital, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).

(k)(15)	Amended and Restated Loan and Security Agreement, dated as of September 30, 2016, by and among 34th Street Funding, LLC, JPMorgan Chase Bank, National Association, U.S. Bank National Association and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).
(k)(16)	Release and Termination Agreement, dated as of September 30, 2016, by and among CĪON Investment Corporation, 34th Street Funding, LLC and JPMorgan Chase Bank, National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).
(k)(17)	Amended and Restated Portfolio Management Agreement, dated as of September 30, 2016, by and among 34th Street Funding, LLC, CION Investment Management, LLC and JPMorgan Chase Bank, National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on October 4, 2016).
(k)(18)	Credit and Security Agreement, dated as of March 29, 2017, by and among Flatiron Funding II, LLC, CION Investment Management, LLC, CĪON Investment Corporation, Citibank, N.A. and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(19)	Account Control Agreement, dated as of March 29, 2017, by and among Flatiron Funding II, LLC, CION Investment Management, LLC and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(20)	Master Participation and Assignment Agreement, dated as of March 29, 2017, by and between 15th Street Loan Funding LLC and Flatiron Funding II, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(21)	Master Participation and Assignment Agreement, dated as of March 29, 2017, by and between 15th Street Loan Funding 2 LLC and Flatiron Funding II, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 4, 2017).
(k)(22)	Contribution Agreement, dated as of May 19, 2017, by and among CION Investment Corporation, Murray Hill Funding, LLC and Murray Hill Funding II, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).
(k)(23)	Indenture, dated as of May 19, 2017, by and between Murray Hill Funding II, LLC and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).
(k)(24)	Murray Hill Funding II, LLC Class A Notes Due 2027 (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).
(k)(25)	Contribution Agreement, dated as of May 19, 2017, by and among UBS AG, London Branch, Murray Hill Funding II, LLC, U.S. Bank National Association, Murray Hill Funding, LLC and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).
(k)(26)	October 2000 Version Global Master Repurchase Agreement, by and between UBS AG and Murray Hill Funding, LLC, together with the related Annex and Master Confirmation thereto, each dated as of May 19, 2017 (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).
(k)(27)	Collateral Management Agreement, dated as of May 19, 2017, by and between CION Investment Management, LLC and Murray Hill Funding II, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).
(k)(28)	Collateral Administration Agreement, dated as of May 19, 2017, by and among Murray Hill Funding II, LLC, CION Investment Management, LLC and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2017).

(k)(29)	Amended and Restated Indenture, dated as of December 1, 2017, by and between Murray Hill Funding II, LLC and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 7, 2017).
(k)(30)	Murray Hill Funding II, LLC Class A Notes Due 2027 (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 7, 2017).
(k)(31)	First Amended and Restated Master Confirmation, dated as of December 1, 2017, to the October 2000 Version Global Master Repurchase Agreement, dated as of May 19, 2017, by and between UBS AG, London Branch and Murray Hill Funding, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 7, 2017).
(k)(32)	Loan and Servicing Agreement, dated as of December 19, 2017, by and among 33rd Street Funding, LLC, CION Investment Management, LLC, Morgan Stanley Asset Funding Inc., Morgan Stanley Bank, N.A. and U.S. Bank National Association (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 22, 2017).
(k)(33)	Sale and Contribution Agreement, dated as of December 19, 2017, by and between 33rd Street Funding, LLC and CION Investment Corporation (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 22, 2017).
(k)(34)	Portfolio Management Agreement, dated as of December 19, 2017, by and between 33rd Street Funding, LLC and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on December 22, 2017).
(k)(35)	Expense Support and Conditional Reimbursement Agreement, dated as of January 2, 2018, by and between CION Investment Corporation and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on January 5, 2018).
(k)(36)	Administration Agreement, dated as of April 1, 2018, by and between CION Investment Corporation and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on April 3, 2018).
(k)(37)	Third Amendment to Amended and Restated Loan Agreement, dated as of May 23, 2018, by and among 34th Street Funding, LLC, JPMorgan Chase Bank, National Association, U.S. Bank National Association and CION Investment Management, LLC (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 25, 2018).
(l)	Opinion of Dechert LLP (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on April 28, 2015).
(n)	Consent of Dechert LLP (included in Exhibit (1)) (Incorporated by reference from the Registrant’s Registration Statement on Form N-2 filed on April 28, 2015).
(n)(1)	Consent of Ernst & Young LLP*
(n)(2)	Consent of James J. Florio†
(n)(3)	Consent of Robert A. Breakstone†
(n)(4)	Consent of Aron I. Schwartz†
(n)(5)	Report of Ernst & Young LLP*
(r)	Code of Ethics (Incorporated by reference from the Registrant’s Current Report on Form 8-K filed on May 8, 2017).

*	Filed herewith.
†	Previously filed.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$121,429
FINRA filing fee	157,250
Accounting fees and expenses	725,000
Blue Sky expenses	675,000
Legal fees and expenses	1,250,000
Printing and engraving	1,900,000
Transfer agent fees	700,000
Miscellaneous fees and expenses	9,021,321
Total	$14,550,000

Item 28. Persons Controlled By Or Under Common Control

See “Management,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Shareholders” in the prospectus contained herein.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at September 18, 2018.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	21,970

Item 30. Indemnification

The information contained under the heading “Description of Securities” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections of Advisor

A description of any other business, profession, vocation, or employment of a substantial nature in which CION Investment Management, LLC (“CIM”) and each manager or executive officer of CIM, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Board of Directors and Executive Officers,” “Administration Agreement” and “Investment Advisory Agreement.” Additional information regarding CIM and its officers and managers is set forth in its Form ADV, as filed with the Securities and Exchange Commission, or the SEC, (SEC File No. 801-77235), and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which Apollo Investment Management, L.P. (“AIM”) and each director or executive officer of AIM who performs a policy-making function for AIM in connection with the performance of its services, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Portfolio Management,” “Administration Agreement,” and “Investment Advisory Agreement.” Additional information regarding AIM and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-62840), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Act, and the rules thereunder, are maintained at the offices of:

(1)	the Registrant, CĪON Investment Corporation, 3 Park Avenue, 36th Floor, New York, New York 10016;
(2)	the Transfer Agent, Registrar and Distribution Paying Agent, DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;
(3)	the Custodian, U.S. Bank, N.A., One Federal Street, Boston, MA 02110;
(4)	the Investment Adviser, CION Investment Management, LLC, 3 Park Avenue, 36th Floor, New York, New York 10016; and
(5)	the Administrator, CION Investment Management, LLC, 3 Park Avenue, 36th Floor, New York, New York 10016.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

(7) that, in response to comments received by the Registrant from the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission, to the extent that the Registrant has in place a total return swap (“TRS”) and the Registrant intends to take incentive fees with respect to the TRS on a “look through” basis, management of the Registrant will recommend to the Registrant’s Board of Directors (the “Board”) that the Board submit to shareholders, and recommend for approval at the Registrant’s special meeting of shareholders to be held within 60 days of the date of this Registration Statement, an amendment to revise the Registrant’s Investment Advisory Agreement to provide that, when calculating the incentive fees for a TRS, the fee will be calculated on a “look through” basis. CION Investment Management, LLC will pay any proxy expenses related to the special meeting.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 21st day of September, 2018.

CĪON Investment Corporation

By:	/s/ Michael A. Reisner Name: Michael A. Reisner Title: Co-Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on the 21st day of September, 2018. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Mark Gatto Mark Gatto	Co-Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2018
/s/ Michael A. Reisner Michael A. Reisner	Co-Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2018
/s/ Keith S. Franz Keith S. Franz	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 21, 2018
/s/ Robert A. Breakstone Robert A. Breakstone	Director	September 21, 2018
/s/ Peter I. Finlay Peter I. Finlay	Director	September 21, 2018
/s/ Aron I. Schwartz Aron I. Schwartz	Director	September 21, 2018
/s/ Earl V. Hedin Earl V. Hedin	Director	September 21, 2018